September 9, 2010

Via Edgar

Mr. Michael R. Clampett
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	United Security Bancshares
Form 10-K for the year ended December 31, 2009 and Schedule 14A for filed on April 20,
2010 and the 10-Q for the quarterly period ended March 31, 2010
File No. 000-32987

Dear Mr. Clampett:

Please find attached the response to your Staff Letter request of August 6, 2010 prepared by the staff of United Security Bancshares (the “Company”).  The responses are in the same order as the order of the comments in the Staff Letter.  We have also attached appendixes to show the changes in the proposed disclosure from the disclosures in the previously filed reports in issue.

Should you have any further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/	Richard Shupe
Senior Vice President and
Chief Financial Officer

cc:	Mr. Dennis R. Woods
Mr. Gary S. Findley

With respect to the responses to the Staff letter of August 6, 2010 provided by United Security Bancshares (the “Company”) and filed with the SEC, we understand that,

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/	Dennis R. Woods
Dennis R. Woods
Chief Executive Officer
United Security Bancshares

/s/	Kenneth L. Donahue
Kenneth L. Donahue
Chief Administrative Officer (previously CFO)
United Security Bancshares

/s/	Richard B. Shupe
Richard B. Shupe
Chief Financial Officer
United Security Bancshares

Item 1

Business, page 3

1. Please provide to us and undertake to include in your future filings, a revised business section as required by Item 101 of Regulation S-K, to disclose the following information:

• revise the fourth fifth and sixth paragraphs of the section entitled "United Security Bank," to discuss the nature and ''results'' of each of mergers and acquisitions of assets as required by Item 101(a)(1) of Regulation S-K, including the amounts of any impairment losses related to any of the transactions;

• revise your disclosure of assets, loans, deposits and shareholders' equity at December 31, 2009 in the seventh paragraph of the section entitled "United Security Bank," to discuss the amount of revenues, profit or loss and total assets for each of your last three fiscal years, as required by Item 101(b) of Regulation S-K; and

• address any changes in your business done and intended to be done as a result of your March 2010 Agreement with the Federal Reserve Bank:, economic conditions in your particular market area and your specific financial condition as required by Item 101(c)(l) (including increases in loan losses, changes in your policies on loan modifications and restructurings, changes in the composition of your loan portfolio and deposits and changes in your lending policies and procedures).

Response:

We have expanded the fourth, fifth and six paragraphs to discuss the nature and ''results'' of each of mergers and acquisitions of assets as requested (see Appendix 1 – Item1). We have also expanded the discussion disclosure of assets, loans, deposits, and shareholders' equity at December 31, 2009 (see Appendix1 – Item 1).

As a result of the March 2010 Agreement with the Federal Reserve Bank and the deterioration of economic conditions in our market area over the past two years, the Company has changed certain aspects of its business including slowing loan growth, increasing the emphasis on monitoring problem assets, and increasing the focus on liability funding including reducing reliance on wholesale funding sources. Many of these issues are specifically addressed in discussion of the Agreement with the Federal Reserve (see Items 4 and 9 of this document), and this discussion of such trends and changes in the Company’s business has been included in sections of the year ended December 31, 2009 Form 10-K, as well as the quarters ended March 31, 2010 and June 30, 2010 Form 10-Q including “Trends Affecting Results of Operations and Financial Position”, “Asset Quality”, “Liquidity”, and “Regulatory Matters” sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We agree to undertake to include in our future filings requiring a business section (Item 101 of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Item 2

Bank Services. page 4

2. Please provide to us and undertake 'to include in your future filings, revised disclosure of your services as required by Item 101(c)(1) as follows:

• revise the second paragraph to disclose more detail regarding your deposits including but not limited to the percentage of your deposits that are brokered deposits and disclose that as part of your March 2010 agreement with the Federal Reserve Bank you are required to reduce the amount of brokered deposits;

• revise the third paragraph to disclose the first sentence of, as required by Item 101(c)(1)(i), the percentage of your loan portfolio attributable to each category of loans and disclose the aggregate percent of loans that are for commercial real estate and delete your claim in the second sentence that your loan portfolio "is not concentrated in anyone industry" since it is concentrated in the real estate industry and disclose the percentage and total amount of your loan portfolio that is to borrowers or properties located in California;

• revise the third paragraph to disclose the amount and percentage of your loan portfolio that is subprime, "alt A" loans, interest-only and option adjustable rate loans; and

• revise the third paragraph to disclose the respective amount and percentage of your loan portfolio that you originated, purchased or in which you are a participant and explain your standards for purchasing or participating in loans.

Response:

We have expanded the second and third paragraphs to discuss the above requests including discussion of brokered deposits, loan percentages, and loan percentages participated. The Company does not originate subprime, “Alt-A”, or option adjustable rate loans (see Appendix 1 – Item2). The Company does make interest-only loans as revolving lines of credit to real estate developers, agricultural borrowers, commercial and industrial borrowers where the business may be seasonal or cash flows sufficient to make principal payments until the end of the project.

We agree to undertake to include in our future filings requiring a business section (Item 101 of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Item 3

Loan Policies

3. Please provide to us and undertake to include in your future filings, a section entitled "Lending Policies," to provide detail including, but not limited to the following:

• describe in detail your loan documentation policies;

• describe your policies and procedures for participating in loans originated by others;

• discuss the extent to which you have in the past and will in the future verify information provided by each potential borrower (including assets, income and credit ratings) and the extent which you made loans similar to those commonly referred to as "no doc," or "stated income" loans;

• disclose pursuant to Item 101(c)(1)(vii) the extent to which you are dependent on any individual customers/ entities or group of related entities for deposits or have made a significant percentage of loans to borrowers;

• disclose the extent to which your loans are unsecured and the extent to which you require any collateral or guarantees beyond the property being financed by the loan;

• describe your historic policy on extending, renewing or restructuring or otherwise changing the terms of loans or other extensions of credit and whether you continue to classify the loans as performing and describe how you have changed the policy in response to the findings of the Federal Reserve Bank in its June 2009 Report of Examination and its March 2010 Agreement;

• describe your policy on making additional loans to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days; and

• disclose whether you have a lending limit to a borrower and to any entity in which the borrower has an interest, direct, or indirect.

Response:

Loan Policies

▪
Loan Documentation – All loan documentation is prepared by a centralized loan servicing department or by legal counsel based on the terms contained in the approved Credit Authorizations.  The documentation, upon completion, is reviewed by a third party (Bank employee)  in the loan servicing department prior to forwarding to the relationship managers, who then review the documents to ensure that they have been correctly prepared in accordance with the credit approval before execution by the borrowers.

▪
Purchased Participations – The Bank independently underwrites, using the Bank’s same guidelines for direct originations, and reviews the loan documentation of participation loans originated by other lenders for acceptability

▪
Verification of Information – The Bank, principally a commercial business lender, has not and does not make any “No Doc” or “Stated Income” loans.  In the underwriting of a commercial loan request, the Bank performs an enterprise analysis of the financial information for trends, verifies major assets and liabilities, and obtains Dun and Bradstreet Credit reports on the entities and credit bureau reports on the principals of the entity.  Regarding construction lending, the analyses have been enhanced to investigate and analyze real estate projects being financed by other lenders.

▪	The Company is not dependent on any individual customer, entity, or group of related entities for deposits or have a significant percentage of loans to borrowers.

▪
Unsecured - Whether unsecured or secured, guarantees are usually obtained from the principals or from 3rd party guarantors if necessary for additional financial support. Unsecured loans totaled $78.7 million, $91.6 million, and $82.6 million at December 31, 2009, 2008, and 2007, respectively.

▪
Historic policy on renewals - The renewal or extension of existing performing lines of credit or loans has not been changed, the credits are re-underwritten for the renewal period.  The restructure of lines of credit or loans may occur based on the occurrence of pre-determined event or time, as part of the original underwriting.  The renewal or restructuring of criticized credits has changed since the March 2010 Agreement.  The restructure or renewal is certified to the Board of Directors that the renewal is necessary to improve and protect the Bank’s ultimate interest in the collection of the credit or maximize its potential for collection, that the renewal reflects prudent underwriting based on reasonable repayment terms and is adequately secured, that the Bank has performed a comprehensive credit analysis indicating the borrower has the willingness and ability to repay the debt as per the terms of the restructure plan and that the Bank Loan Committee, designated by the Board, believes that the renewal will be repaid in accordance with the terms.

▪
Additional Loans to nonaccrual borrowers. – The Bank as a general rule does not make additional loans to borrowers that are past due in principal or interest more than 90-days.  However, in selected and limited instances as part of the workout or restructure of non-performing assets, to effect repayment, additional secured advances may be made.

▪
Lending Limits – The Bank approves revolving lines of credit or loans for each borrower with terms and limits.  Consideration is given for the aggregate direct borrowing exposure of the borrower, as well as, their indirect liability, plus the indirect liability of any guarantor.  Overall, the Bank has established normal “House” lending limits at 50% of the Legal Lending Limit. The Legal Lending Limit is calculated for unsecured loans at 15% of total regulatory capital, and for secured loans at 25% of total regulatory capital. The Board of Directors must approve any borrowing relationship that exceeds the House Lending Limit.

We agree to undertake to include in our future filings requiring a business section (Item 101 of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Item 4

Regulatory Action, pages 8 and 66

4. Please provide to us and undertake to include in your future filings, revision of these sections as follows:

• revise the caption to reflect the Federal Reserve Bank took regulatory action against you in March 2010;

• use bullet points and provide more detail regarding each of the eleven major components of the Agreement;

• disclose that the Federal Reserve Bank found and you agreed that you had violated federal laws and banking regulations and identify those laws and regulations;

• delete your claim in the first sentence of the second paragraph that the agreement "relates primarily to the Bank's asset quality;" and

• revise the last sentence of the second paragraph to state whether you are in compliance with the terms of the agreement including the numerous deadlines.

Response:

We have revised the appropriate sections to reflect the above requested information (see Appendix 1 – Item 4). Expanded disclosures have already been made to the June 30, 2010 10-Q as filed.

We agree to undertake to include in our future filings requiring a business section (Item 101 of Regulation S-K) and a Management Discussion and Analysis of Financial Condition and Results of Operations (Item 305 of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Item 5

Risk Factors, page 18

5. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K. Item 503(c) requires that you disclose in this section "the most significant factors that make the ..offering speculative or risky." Item 503(c) explicitly directs: "Do not present risks that could apply to any issuer or any offering." Please delete those risk factors that do not comply with Item 503 including) but not limited to, the following:

• the third risk factor, which is on page 19, regarding the risks of market volatility;

• the fifteenth risk factor) which is on page 23, regarding the risks of loss of executive officers;

• the sixteenth risk factor, which is on page 23, regarding the risks of your growth and expansion strategy;

• the twenty fourth risk factor, which is on page 24, regarding the risks of internal controls failing;

• the twenty fifth risk factor, which is on page 25, regarding the risks of breaches in information systems;

• the twenty sixth risk factor, which is on page 25, regarding the risks of technological change; and

• the twenty seventh risk factor, which is on page 27, regarding the risks of natural disasters.

Response:

We agree to undertake to delete in our future filings requiring a risk factors section (Item 503(c) of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Those items to be deleted include, but are not limited to:

Risks of market volatility – third factor page 19
Risk of loss of executive officers – 15th factor page 23
Risk of growth and expansion strategies – 16th risk page 23
Risks of internal control failures – 24th risk page 24
Risk of breaches in information systems – 25th risk page 25
Risk of technology change – 26th risk page 25
Risk of natural disasters – 27th risk page 27

Item 6

6. Please provide to us and undertake to include in your future filings, revision of the section to address, in detail, each of the risks raised by the Federal Reserve Bank in its March 2010 Agreement including, but not limited to, the following:

• add a risk factor addressing risks from the Board of Directors of the Bank not exercising adequate oversight of the management and operations of the Bank and disclosing the requirements of the March 2010 agreement with the Federal Reserve Bank which requires your Bank's board of directors to submit various plans to the Federal Reserve Bank and secure the approval of each plan from the Federal Reserve Bank which includes plans for your Bank's board of directors to:

o "strengthen" the Bank' s Board oversight of the management and operations of the Bank including but not limited to, credit risk management, liquidity, and earnings;

o monitor management'8 adherence to approved policies and procedures, and applicable laws and regulations;

o regularly review information relating to the operations and management of the Bank, including information on the Bank's adversely classified assets, allowance for loan and lease losses, capital, liquidity, and earnings;

o establish appropriate credit risk tolerance guidelines and credit risk limits; overview, at least quarterly, the allowances for loan and lease losses; and

o enhance its monitoring of the bank's liquidity.

•   revision of the second risk factor, which is on page 19, regarding risks relating to your being "subject to certain operating restrictions" as follows:

o identify each of the "certain financial ratios" and o "operating restrictions" to which you refer; and

o reconcile your statement in the last two sentences that there are risks to your not fully addressing the agreement with your Form 8-K filed March 29,2010 which states that ''most of the conditions have already been met;"

•   revision of the fourth risk factor, which is on page 19, regarding liquidity risk;

•   revision of the eleventh risk factor, which is on page 20, regarding risks of needing to raise more capital;

•   revision of the twelfth risk factor, which is on page 20, regarding risks of losses exceeding the allowance for loan losses including the agreement with the Federal Reserve to charge off within ten days of the Agreement certain loans identified in the June 2009 Report of Examination and the requirement that you "maintain a sound process for determining documenting and recording an adequate allowance for loan and lease losses" and that you submit to the Federal Reserve Bank a program.to do so; and

•   revision of the twenty first and twenty second risk factors, which are on page 24, regarding interest payments to delete your statements that you have "elected to defer" these payments and disclose that, under paragraph 11 of your agreement with the Federal Reserve, you are explicitly prohibited from making these payments.

Response:

We have added a risk factor addressing risks from the Board of Directors of the Bank not exercising adequate oversight of the management and operations of the Bank and disclosing the requirements of the March 2010 agreement with the Federal Reserve Bank (see Appendix 1 – Item 6.) We have also revised the second, fourth, eleventh, twelfth, twenty first, and twenty second risk factors to address additional risks associated with the March 2010 agreement with the Federal Reserve Bank (see Appendix 1 – Item 6.)

 As to the Staff’s comment (second bullet point) in the second risk factor, management is currently in compliance with the conditions of the Agreement.  This will be made clear in future filings that compliance is ongoing, and that comments about Company compliance with the Agreement and Order will be as of a time certain and that future noncompliance is an ongoing risk .

We agree to undertake to include in our future filings requiring a risk factors section (Item 503(c) of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Item 7

7. Please provide to us and undertake to include in your future filings, revision of the nineteenth risk factor, which is on page 23, regarding risks to your deposits as follows:

• address the risks that you will lose deposits after December 31, 2010 with the expiration of the FDIC's Transaction Account Guarantee ("TAG") Program, in which you have  volunteered to participate, under which the FDIC extends guarantees to all noninterest-bearing transaction accounts without any limitation on the amount; and

• discuss the additional risk that deposits will decline since under your March 2010 Agreement with the Federal Reserve, you are required to reduce the amount of your brokered deposits and other short term wholesale funding.

Response:

We have revised the nineteenth risk factor to provide additional information related to our deposits with regard to the TAG Program and the March 2010 agreement with the Federal Reserve (see Appendix 1 – Item 7.)

We agree to undertake to include in our future filings requiring a risk factors section (Item 503(c) of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Item 8

8. Please provide to us and undertake to include in your future filings, a risk factor addressing the risk to your corporate governance by the fact that your Chairman and CEO beneficially owns over seven percent of the outstanding stock, your named executive officers (including your CEO) beneficially own over twelve percent of your outstanding stock and your other directors (excluding your Chairman and CEO) own over seventeen percent of your outstanding stock. Address the risks that due to their positions and their beneficial ownership of stock, your directors and named officers have significant control over the company. Address the risks that the stock ownership may affect whom the Board nominates to serve as directors and how the Board supervises the named executive officers.

Response:

In that Mr. Dennis Woods, Chairman and CEO of the Company beneficially owns approximately 7.2% of the outstanding shares of Company common stock, the named executive officers of the Company as a group (excluding Mr. Woods) beneficially owns approximately 5.1% of the outstanding shares of Company common stock, and the directors of the Company as a group (excluding Mr. Woods) beneficially owns 17.1% of the outstanding shares of Company common stock, these persons will be able to control certain corporate governance matters.  Such matters may include the selection of nominees for the board of directors and the supervision of management.  The officers and directors also have the ability to control other matters requiring shareholders’ approval including the election of directors which may result in the entrenchment of management (see Appendix 1 – Item 8.)

We agree to undertake to include in our future filings requiring a risk factors section (Item 503(c) of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Item 9

9. With regard to each of the provisions in the March 2010 Agreement, please provide to us and undertake to include in your future filings:

• a detailed analysis of the particular facts and circumstances at your institution that led the Federal Reserve and you to agree that it was necessary for you to undertake immediate corrective action including which of these issues in the Agreement were raised by the Federal Reserve in its June 2009 Report of Examination;

• analysis of how you have responded and will respond to the March 2010 Agreement with the Federal Reserve Bank including but not limited to a summary of each of the plans required by the Agreement;

• disclosure of the status of each plan including whether you have submitted each plan to the Federal Reserve Bank within the time limits of the Agreement, whether the Federal Reserve Bank has approved the plan and whether you have implemented the plan;

• identify the violation of law and regulation referred to in the 2010 Agreement with the Federal Reserve Bank and cited in its June 2009 report of Examination and state the extent to which you have cured each of the violations; and

• discuss the extent to which you are in compliance with the relevant guidance including, Interagency Guidance on Concentration in Commercial Real Estate Lending, Sound Risk Management Practices.

Response:

We have provided the information requested above related to the March 2010 agreement with the Federal Reserve (see Appendix 1 – Item 9.)

We agree to undertake to include in our future filings requiring a Management Discussion and Analysis of Financial Condition and Results of Operations (Item 305 of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Item 10

Current Trends Affecting Results of Operations and Financial Position, page 33

10. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 303(a) and Release No. 33-8350 by identifying and analyzing known trends (over the past three fiscal years and the current fiscal year), events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your capital resources and results of operations including, but not limited to, analysis of both the causes and effects of the following:

• revise the first paragraph to analyze "the causes and effects of trends over the past three years in net income, net interest income (despite the historically low interest rates charged by the federal reserve to banks), revenues and the dollar amount of loans;

• add a new third paragraph to analyze the causes and effects of trends over the past three years and the current fiscal year in the number, size and types of new loans that you are originating and, separately, that you are either purchasing or participating from other entities and the size and composition of your loan portfolio including the dollar amount and percentage of your portfolio in commercial real estate and the dollar amount and percentage in residential real estate and the amount of participatory loans;

• revise your reference in the third paragraph to "continued weakness in the real estate markets" to analyze the causes and effects of trends over the past three years and the current fiscal year in commercial real "estate prices, commercial real estate sales and commercial building permits in your particular market in California;

• revise the third paragraph to analyze the causes and effects of trends over the past three years and the current fiscal year in home price index, residential real estate sales and single family home permits and multifamily building permits and nonbusiness bankruptcy filings in your market areas in California;

• revise the third paragraph to analyze the causes and effects of trends over the past three years and the current fiscal year in the unemployment rate and in median household income in your market areas in California;

• revise the third paragraph to explain in detail what you have accomplish and what you plan.to accomplish to "reducing nonperforming assets" and ''providing customers more options to help work through this difficult economic period;”

• revise the last paragraph on page 34 and the second paragraph on" page 35 to analyze the causes and effects of trends over the past three years in the amount of your provision for loan losses and ratio of allowance for loan losses to nonperforming loans, the number and percentage of loans that are non-performing, that you have charged off foreclosed, restructured (including the number of “troubled debt restructurings")and the type and magnitude of concessions you have made (including the number of loans that you have restructured into multiple new loans); and

• revise the third paragraph on page 35 to analyze the causes and effects of trends over the past three years and the current fiscal year in the amount of deposits and the amount and percent of your deposits that are brokered deposits.

Response:

We have provided the information requested above related to past and future trends (see Appendix 1 – Item 10.)

We agree to undertake to include in our future filings requiring a Management Discussion and Analysis of Financial Condition and Results of Operations (Item 305 of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Item 11

11. Please provide to us and undertake to include in your future filings, revision of this section to provide detailed analysis of each subject addressed by your March 2010 Agreement with the Federal Reserve Bank including, but not limited to, the sections entitled "Deposits," which is on page 51;"Asset Quality and Allowance for Credit Losses" which is on page 53, "Liquidity and asset/Liability Management," which is on page 63;"Capital Adequacy" which is on page 66 and "Dividends" which is on page 67. For instance, revise the section on Capital Adequacy to include the following:

•   Bancshares and United Security Bank are required to secure approval of the Reserve Bank of written plans to ''maintain sufficient capital" at United Security Bank, as a separate legal entity and at Bancshares on as consolidated basis;

•   each plan must address the "adequacy" of the capital of United Security Bank, "taking into account" the following:

o the volume of classified credits;

o concentrations of credit;

o allowance for loan and lease losses;

o current and projected asset growth; and

o projected retained earnings;"

•   the plans are required to address the extent of compliance by both Bancshares and United Security Bank with the Federal Reserve's "Capital Adequacy Guidelines”; and • describe each of the prohibitions on Bancshares and United Security Bank on paying dividends or distributions, increasing debt, repurchasing shares or any actions that would reduce capital.

Response:

We have revised the sections entitled "Deposits," which is on page 51;"Asset Quality and Allowance for Credit Losses" which is on page 53, "Liquidity and asset/Liability Management," which is on page 63;"Capital Adequacy" which is on page 66 and "Dividends" which is on page 67, to provide detailed analysis of each subject addressed by the March 2010 Agreement with the Federal Reserve Bank (see Appendix 1 – Item 11).

We agree to undertake to include in our future filings requiring a Management Discussion and Analysis of Financial Condition and Results of Operations (Item 305 of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Item 12

Impairment of Investment Securities, page 37

12. We note the unrealized loss of approximately $5.4m related to three non-agency label collateralized mortgage obligations. Please provide us with your full detailed impairment analysis of these securities' as of December 31, 2009 and for each interim period of fiscal 2010. The analysis should identify all available evidence, explain the relative significance of each piece of evidence, and identify the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment Also tell us to what you attribute the severity of the fair value decline and tell us how you considered this information in your impairment analysis. Please also revise future filings to include the disclosure required by ASC 320-10-50-8A.

Response:

We have included the full detailed analysis as performed each quarter for the three non-agency label collateralized mortgage obligations considered to be impaired and to have OTTI here as Appendix 2 (December 31, 2009, March 31, 2010, and June 30, 2010). As the analysis indicates, we utilize a wide array of information including market prices, credit ratings, delinquency percentages, LTV ratios, credit support percentages, and CPR speeds. We review these each quarter and assess the changes from previous quarters to determine trends in the performance of the securities. Our determination that the securities ultimately have a realizable value equal to or greater than the carrying value of the investment, is based upon a detailed cash flow analysis utilizing information provided to us by an unrelated third party, Performance Trust Investment Advisors, LLC. We utilize cash flow scenarios which we believe approximate the estimated lifetime losses in those securities, and those should approximate lifetime loss percentages estimated by other third parties including S&P and Fitch (that information is also provided in the Performance Trust reports).

We agree to undertake to include in our future filings requiring a Management Discussion and Analysis of Financial Condition and Results of Operations (Item 305 of Regulation S-K) the expanded disclosures required by ASC 320-10-50-8A.

Asset Quality and Allowance for Credit Losses, page 53

Item 13

13. Please tell us and revise your future filings to disclose the following information related to your troubled debt restructurings (TDR's):

• TDRs quantified by loan type classified separately as accrual/non-accrual;

• Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status; and

• Quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your success with the different types of concessions.

Response:

The following quantifies TDR’s by type classified separately as accrual or nonaccrual at December 31, 2009:

	Total TDR's	Nonaccrual TDR's	Accruing TDR's
(Dollars in 000’s)	Dec 31, 2009	Dec 31, 2009	Dec 31, 2009
Commercial and industrial	$3,877	$227	$3,650
Real estate - mortgage:
Commercial real estate	3,593	0	3,593
Residential mortgages	3,961	337	3,624
Home equity loans	51	0	51
Total real estate mortgage	7,605	337	7,268
RE construction & development	14,405	9,475	4,930
Agricultural	0	0	0
Installment/other	178	0	178
Lease financing	0	0	0
Total Troubled Debt Restructurings	$26,065	$10,039	$16,026

At December 31, 2008, the Company had one TDR totaling $378,000. It was a residential mortgage and was on nonaccrual status.

In addition, the following quantifies TDR’s by type classified separately as accrual or nonaccrual at March 31, 2010 and June 30, 2010:

	Total TDR's	Nonaccrual TDR's	Accruing TDR's
(Dollars in 000’s)	March 31, 2010	March 31, 2010	March 31, 2010
Commercial and industrial	$4,000	$274	$3,726
Real estate - mortgage:
Commercial real estate	6,029	0	6,029
Residential mortgages	3,562	333	3,229
Home equity loans	51	0	51
Total real estate mortgage	9,642	333	9,309
RE construction & development	15,511	12,607	2,904
Agricultural	0	0	0
Installment/other	173	0	173
Lease financing	0	0	0
Total Troubled Debt Restructurings	$29,326	$13,214	$16,112

	Total TDR's	Nonaccrual TDR's	Accruing TDR's
(Dollars in 000’s)	June 30, 2010	June 30, 2010	June 30, 2010
Commercial and industrial	$3,552	$1,182	$2,371
Real estate - mortgage:
Commercial real estate	6,013	1,338	4,675
Residential mortgages	3,386	192	3,194
Home equity loans	96	45	50
Total real estate mortgage	9,495	1,575	7,919
RE construction & development	15,969	11,000	4,969
Agricultural	0	0	0
Installment/other	82	0	82
Lease financing	0	0	0
Total Troubled Debt Restructurings	$29,098	$13,757	$15,341

For a restructured loan to return to accrual status there needs to be at least 6 months successful payment history. In addition, our Credit Administration performs a financial analysis of the credit to determine whether the borrower has the ability to continue to perform successfully over the remaining life of the loan. This includes, but is not limited to, review of financial statements and cash flow analysis of the borrower. Only after determination that the borrower has the ability to perform under the terms of the loans, will the restructured credit be considered for accrual status.

The Company makes various types of concessions when structuring TDR’s including rate reductions, payment extensions, and forbearance. At December 31, 2009, more than $14.0 million of the total $26.1 million in TDR’s was for real estate construction and development, and there was another $3.3 million and $1.8 million related to those developers in commercial real estate and commercial and industrial, respectively at December 31, 2009. The majority of these credits are related to real estate construction projects that have slowed significantly or stalled, and the Company has sought to restructure the credits to allow the construction industry time to recover, and the developers time to finish projects at a slower pace which reflects current market conditions in the San Joaquin Valley. Concessions granted in these circumstances include lengthened maturity terms, lower lot release prices, or rate reductions that will enable the borrower to finish the construction projects and repay their loans to the Company. The downturn in the real estate construction market has been protracted, and although the Company has had some success in its restructuring efforts, it is difficult to conclude that we will be entirely successful in our efforts. Areas such as Bakersfield California have been slow to recover, and during the first quarter, the Company charged off approximately $1.3 million in unsecured loans to a single real estate construction developer in the market. The Company may be required to make additional concessions in the future including lower lot release prices to allow borrowers to complete and sell construction units at lower prices currently reflected in the real estate market.

At December 31, 2009, the Company had approximately $4.0 million in restructured residential mortgage loans as the result of borrowers that were unable to get take-out financing at the end of their construction loan with the Company. In part to aid the borrowers retain their newly completed  homes under California Senate Bill SB1137, the Company termed these loans at market rates of interest with loans fully amortizing over 30 years with a three-to-five year repayment term.

We agree to undertake to include in our future filings requiring a Management Discussion and Analysis of Financial Condition and Results of Operations (Item 305 of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Item 14

14. Please tell us and revise your future filings to disclose whether you have performed any commercial real estate (CRE) workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of CRE workouts, please provide us with and revise your future filings to disclose the following:

• Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;

• Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;

• Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

• Clarify whether the B note is immediately charge-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;

• Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and

• Clarify your policy for returning the A note to accrual status, including how you consider the borrower's payment performance prior to the restructuring.

Response:

The Company has not performed any commercial real estate (CRE) workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure).

We agree to undertake to include in our future filings requiring a Management Discussion and Analysis of Financial Condition and Results of Operations (Item 305 of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Item 15

15. We note the significant deterioration in the credit quality of your loan portfolio during both 2008 and 2009, as well as into 2010, which has resulted in significant increases in the levels of nonperforming loans and assets as well as significant increases in the loan loss provision and charge-offs during that time frame. We also note that the allowance for loan losses as a percentage of nonperforming loans has continued to decrease while the ratio of net charge-offs to average loans outstanding has continued to increase. Please tell us and revise future filings as follows:

• Revise your disclosure to comprehensively bridge the gap between the significant increases in the balance of your loan portfolio and nonperforming and impaired loans with the change in your allowance for loan losses;

• Provide an analysis of each component of your allowance for loan losses detailing how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio;

• Clearly explain how you considered specific factors, including the levels of nonperforming loans at each period end as well as the charge-offs for the period, when determining the amount of your allowance; and

• To the extent that the significant changes in your nonperforming loans were due to a few large credits or a large number of small credits, please discuss this fact.

Response:

We have provided the information requested above related to the loan portfolio, levels of problem loans and related changes in allowance of loan losses and provisions made to the allowance for loan losses (see Appendix 1 – Item 15.)

We agree to undertake to include in our future filings requiring a Management Discussion and Analysis of Financial Condition and Results of Operations (Item 305 of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Item 16

16. Please revise your future filings to disclose the ratio of Allowance for Loan Loss to Non-Performing Loans and provide a discussion for the reasons for the change from one period to the next.

Response:

We agree to undertake to include in our future filings requiring a Management Discussion and Analysis of Financial Condition and Results of Operations (Item 305 of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Item 17

17. We note your disclosure on page 54, that loss factors for problem graded loans are based on a migration model which incorporates twelve quarters of loan losses when determining the loss factors used in determining the level of ALLL required. Provide us with additional information so that we may have a better understanding of your basis for utilizing a twelve quarter period. Specifically, explain how you considered the current economic environment when determining the number of periods to use in your analysis. Further, address how the migration analysis is utilized in the determination of the formula allowance for loans which have homogeneous characteristics.

Response:

Management determines the loss factors for problem graded loans (substandard, doubtful, and loss), special mention loans, and pass graded loans, based on a rolling 12-quarter loss migration model. The migration analysis incorporates loan losses recognized in eleven segments of the portfolio over the past twelve quarters (three years).  Segment loss factors are developed for each quarter.  The twelfth quarter loss factor is compared to the 4th and 8th quarter loss factors and the average loss factor for the 12 quarters.  The model may be more heavily weighted on the most current periods if those periods are more indicative of future trends because losses are accelerating in the shorter term. Based on an analysis of the information, current economic conditions and current and historical loss trends for the Bank, the existing net loss factors, prior to qualitative adjustment, are adjusted to recognize and quantify the loss exposure from changes in loss histories and trends in the Company’s loan portfolio. For purposes of this analysis, loans are grouped by internal risk classifications, which are “pass”, “special mention”, “substandard”, “doubtful”, and “loss”. Certain loans are homogenous in nature and are therefore pooled by risk grade. These homogenous loans include consumer installment and home equity loans. Special mention loans are currently performing but are potentially weak, as the borrower has begun to exhibit deteriorating trends, which if not corrected, could jeopardize repayment of the loan and result in further downgrade.

Item 18

Regulatory Agreement, page 66

18. Please tell us and revise your future filings to disclose what changes the Company has made to comply with the March 23, 2010 agreement with the Federal Reserve Bank of San Francisco.

Response:

To comply with the March 23, 2010 agreement with the Federal Reserve Bank of San Francisco, the Company has, among other things:

▪	Formed a Compliance Committee comprised of the Board of Directors to oversee the operations of the Bank, the Company, and the fulfillment of the agreement;

▪	Written plans as required under the agreement and submitted those plans to the Federal Reserve Bank;

▪	Dedicated staff and resources to fulfilling the written plans;

▪	Remedied technical violations of law as concluded in June 2009 examination, and

▪	Submitted quarterly progress reports to the Federal Reserve Bank.

See Item 4 in this document for additional information on the steps taken to comply with the agreement.

We agree to undertake to include in our future filings requiring a Management Discussion and Analysis of Financial Condition and Results of Operations (Item 305 of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Item 9A(T). Controls and Procedures, page 111

Item 19

19. We note your disclosure in Item 9A(T) on page 111. Please revise your Form 10K to include the requirements of Item 308T of Regulation S-K or tell us why you believe the requirements have been meet in your current disclosure.

Response:

We have revised Item 9A(T)  in the December 31, 2009 Form 10K to include the requirements of Item 308T of Regulation S-K. While Management’s Report on Internal Control over Financial Reporting was included in Item 9A(T), it should have included other disclosures in regulation 308T. We have made this change, and have marked to show such change (see Appendix 1 – Item 19). In addition we have added in this filing the statement that the annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. We inadvertently omitted the specified information and the statement that the annual report did not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting, and do not believe that such additional information materially affected the overall disclosure provided under Item 9A(T) by the Company as a nonaccelerated filer as indicated on the cover of the 2009 Form 10-K.

We agree to undertake to include in our future filings requiring a Controls and Procedures (Item 307, 308, and 308T of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Item 20

Form 10-Q for the Quarter Ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

20. Please revise future filings to address each of the following:

• Include a table which identifies impaired loans by loan type along with information detailing the specific allowance attributable to each impaired loan type. You should also indicate the loans which have no allowance as a result of charge-offs which have been taken or loans where no valuation allowance has been required due to the loan being carried at its estimated collateral fair value less disposal costs;

• Include a table which identifies restructured loans by loan type; and

• Include a table which separately discloses both Classified and Special Mention loans by loan type at each reporting period.

Response:

We agree to undertake to include in our future filings requiring a Management Discussion and Analysis of Financial Condition and Results of Operations (Item 305 of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Schedule 14A

Item 21

Consideration of Director Nominees. Page 6

21. Please provide to us and undertake to include in your future filings, revision of this section as required by Item 407(c)(2) of Regulation S-K and by the Instruction to Item 407(c)(2) to include the following:

• disclose in the proxy statement the procedures you require of security holders in their submitting recommendations for candidates, as required by Item 407(c)(2)(iv); and

• disclose the process you use for identifying nominees and evaluating nominees for director, as required by Item 407(c)(2)(vi).

Response:

We have revised the Consideration of Director Nominees section of the 2010 Proxy to disclose the procedures required of security holders in their submitting recommendations for candidates, as required by Item 407(c)(2)(iv); and to disclose the process for identifying nominees and evaluating nominees for director, as required by Item 407(c)(2)(vi). (see Appendix 1 – Item 21)

We agree to undertake to include in our future filings requiring information related to Consideration of Director Nominees (Item 407 of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Item 22

Compensation Committee, page 9

22. Please provide to us and undertake to include in your future filings, revision of this section as required-by Item 407(e)(3)(4) and (5) of Regulation S-K. Please explain, on page 14, the reasons for your decision in January 2010 for "delinking" executive compensation from Company net income and for increasing the annual base salary for your named officers at a time when you suffered a loss for the year, assets dropped by nine percent and other operating results have declined and you received the Examination Report from the Federal Reserve Bank finding that you had violated various laws and regulations and requiring action to correct many weaknesses in your board and management. Disclose the role of executive officers in this and other decisions involving both executive and director compensation, as required by Item 407(e){3)(ii).

Response:

The “delinking” of the bonus program for 2010 was the result of the Compensations Committee’s effort to reduce risk to the Company related to incentives that may cause an imbalance in the focus by management on short run profits and insufficient focus on risk.  As a result, the Compensation Committee removed the incentive bonus based upon net income, and made any future incentive bonuses discretionary. As stated in the Proxy, no base salary increases were been approved in at least three years because the Company’s net income had grown on average 10-15% annually and incentive bonuses, linked to net income helped ensure total compensation levels were comparable with peers and the Company’s level of performance. Elimination of the incentive bonuses revealed total compensation no longer compared favorably with peers. The Compensation Committee reviewed peer compensation of senior executives of banks with similar asset size, which included approximately 8 peer banks to determine commensurate salary levels.

The fact that the Bank experienced a loss during 2009 was in large part a result of the severe economic downturn experienced over the past several years, particularly in real estate, an area in which the Bank had a sizable exposure given the economic and business structure existing in our market area. The volatility in the Company’s earnings and the increase in adversely classified assets, while not good, are not considered permanent. In addition, the Company realized a net goodwill impairment loss of $3.0 million during 2009 which contributed materially to the net loss that year.  Competent and experienced senior management are very important during a period of economic strife, and need to be compensated properly to ensure they remain with the Company to help work through the problems. In fact, senior management has made great strides to improve the condition of the Company over last year, including continued reductions in adversely classified assets, improved liquidity, reduced reliance on wholesale funding, and increased capital ratios.

The actions of the Compensation Committee were based in part on the following:

ACTION

a. Suggest the elimination of fixed percentage of net income bonuses for all executives, the bonus was too focused on short term profits and added to risk in the Company

b. Any bonus in the future is at the discretion of the Compensation Committee and/or full Board

c. If Committee eliminates the bonus, salaries should be adjusted, otherwise USB executive total compensation will be too far below peers.

d. Increase Salaries by (various) %

FACTS

• CEO - Total compensation to peer average is 86% of peers and the peer data is end of 2008 (one year old).

• The average CEO salary increase over the last three years was 7.1%

• Peer Bank average earnings were few hundred thousand dollars after nine months of operation - USB lost about $3.4 million

• CEO salary is above peer average by 34% but without options or cost of retirement falls below overall to 86% of peers

• Salary is $360M

• CFO - Total compensation to peer average is 60% of peers and the peer data is end of 2008 (one year old).

• The average CFO salary increase over the last three years was 10.0%

• Peer Bank average earnings were few hundred thousand dollars after nine months of operation - USB lost about $3.4 million

• CFO salary is below peer average by 21 % and without options or cost of retirement falls below peers overall to 60% of peers

• Salary is $142M

• CCO - Total compensation to peer average is 73% of peers and the peer data is end of 2008 (one year old).

• The average CCO salary increase over the last three years was 5.5%

• Peer Bank average earnings were few hundred thousand dollars after nine months of operation - USB lost about $3.4 million

• CCO salary is below peer average by 9% and without options or cost of retirement falls below peers overall to 73% of peers

• Salary is $142M

• CCO announced retirement when a replacement can be located

• COO -Total compensation to peer average is 69% of peers and the peer data is end of 2008 (one year old).

• The average CCO salary increase over the last three years was 6.4%

• Peer Bank average earnings were few hundred thousand dollars after nine months of operation - USB lost about $3.4 million

• CCO salary is below peer average by 13% and without options or cost of retirement falls below peers overall to 69% of peers

• Salary is $142M

• CBO - Total compensation to peer average is 100% of peers and the peer data is end of 2008 (one year old).

• The average CBO salary increase over the last three years was 7.4%

• Peer Bank average earnings were few hundred thousand dollars after nine months of operation - USB lost about $3.4 million

• CBO salary is below peer average by 2% including options & cost of retirement are 100% of peers

• Salary is $118M

We agree to undertake to include in our future filings requiring information related to the Compensation Committee (Item 407 of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Item 23

Nominees, page 10

23. Please provide to us and undertake to include in your future filings, revision of the business experience of each nominee as required by Item 401 (e)(1) of Regulation S-K to include discussion of the "specific experience, qualifications, 'attributes or skills that led to the conclusion that the person should serve as a director in light of the registrant's business and structure." Please provide "information relating to the level of... professional competence, which may include ... such specific information as the size of the operation supervised." For instance, with regard to your description of your Chairman, describe his "specific experience, qualifications, attributes or skills," name the company for which he served as CEO before he founded your company, name the companies and describe his positions in the ''real estate investment business" and "diversified fanning," and name the organizations for which he serves as a member of the board of directors. For instance, with regard to your description of Mr. Henry, who serves as Chairman of your audit committee and your audit committee expert, please describe when he practiced accounting and the exact nature of his experience as a certified public accountant, disclose when he became "inactive" and describe the business of Henry & Company.

Response:

We have expanded the proxy disclosures under Item 401 of Regulation S-K to provide more detailed information about specific experience, qualifications, 'attributes or skills that led to the conclusion that the person should serve as a director in light of the registrant's business and structure (see Appendix 1 – Item 23.)

We agree to undertake to include in our future filings requiring information related to Nominees (Item 401 of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Item 24

Certain Transactions, page 25

24. Please provide to us and undertake to include in your future filings, the following information:

• revise the last sentence in the paragraph to comply with the requirement of Instruction 4(c) .to Item 404(a) by stating that the loans were made on substantially the same terms "as those prevailing at the time for comparable loans with persons not related to the lender" (instead of ''prevailing for comparable transactions with other persons of similar creditworthiness");

• confirm to us that none of these loans are nonaccrual, past due, restructured or potential problems consistent with Instruction 4(c);

• confirm to us that you have not made and there are currently not any proposed transactions (as that term is defined in Instruction 2) requiring disclosure pursuant to Item 404(a); and

• provide the disclosure required by Item 404(b).

Response:

We have provided the revision of the last sentence in the paragraph to comply with the requirement of Instruction 4(c) .to Item 404(a), and have provided the disclosures required by Item 404(b) (see Appendix 1 – Item 24.)

We confirm to you that that none of the loans to directors or executive officers are nonaccrual, past due, restructured or potential problems consistent with Instruction 4(c); and that we have not made and there are currently not any proposed transactions (as that term is defined in Instruction 2) requiring disclosure pursuant to Item 404(a).

We agree to undertake to include in our future filings requiring information related to Certain Transactions (Item 404 of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Appendix 1

Business – Page 3
Item 1 – paragraph 4

Effective April 23, 2004, the Company completed a merger with Taft National Bank headquartered in Taft, California. Taft National Bank (“Taft”) was merged into United Security Bank and Taft’s two branches, one located in Taft and the other located in Bakersfield, California, operate as branches of United Security Bank. The total consideration paid to Taft shareholders was 241,447 shares of the Company’s Common Stock valued at just over $6 million. In the merger, the Company acquired $15.4 million in cash and short-term investments, $23.3 million in loans, and $48.2 million in deposits. This transaction was accounted for using the purchase method of accounting, and resulted in the purchase price being allocated to the assets acquired and liabilities assumed from Taft based on the fair value of those assets and liabilities, with resultant goodwill of $1.6 million and core deposits intangibles of $1.9 million. Goodwill is not amortized but is reviewed at least annually for impairment, while core deposit intangibles are being amortized over a period of approximately 7 years. At the time of the merger, the Company sought opportunities to expand its market area to the south with the expectation that the Bakersfield area would have significant growth given its strategic location just north of Los Angeles. The two branches purchased have grown since the merger in 2004, with loans totaling $72.5 million, and deposits totaling $62.6 million at December 31, 2009. Like much of the rest of the San Joaquin Valley, the Bakersfield area has been impacted to a large degree by the slowdown in residential real estate markets and resulting depressed real estate prices. Of the $59.0 million in total impaired loans reported by the Company at December 31, 2009, $20.1 million was related to the Bakersfield operation with a specific reserve of $3.6 million. The Company has recognized no impairment on either the goodwill or core deposit intangible related to the Taft merger.

Item 1 – paragraph 5

 On February 16, 2007, the Company completed its merger with Legacy Bank, N.A., located in Campbell, California, with the acquisition of 100 percent of Legacy’s outstanding common shares. At merger, Legacy Bank’s one branch was merged with and into United Security Bank, a subsidiary of the Company. The purchase of Legacy Bank provided the Company with an opportunity to expand its market area into Santa Clara County and to serve a growing small business niche and individual client base built by Legacy. At the time of the merger, Legacy had $62.5 million in net loans and $69.6 million in total deposits. At December 31, 2009 net loans and total deposits related to the Campbell branch totaled $42.7 million and $24.4 million, respectively, and have decreased as the result of declines in lending markets in that area as well as significant competition for deposits. Impaired loans related to the Campbell branch at December 31, 2009 totaled $3.7 million with a related specific reserve of $1.2 million. The Company believes that as the economy recovers from the recent significant downturn, the will be increased opportunities to expand business within the greater Campbell area particularly in lending to small-to-medium sized businesses. The total value of the merger transaction was $21.5 million, and the shareholders of Legacy Bank received merger consideration consisting of 976,411 shares of common stock of the Company. The merger transaction was accounted for as a purchase transaction, and resulted in the purchase price being allocated to the assets acquired and liabilities assumed from Legacy Bank based on the fair value of those assets and liabilities, with resultant goodwill of $8.8 million and core deposits intangibles of $1.9 million. Goodwill is not amortized but is reviewed at least annually for impairment, while core deposit intangibles are being amortized over a period of approximately 7 years. The Company recognized goodwill impairment charges of $3.0 million and impairment charges related to core deposit intangibles of $57,000 for the year ended December 31, 2009. The Company recognized no impairment charges related to goodwill or core deposit intangibles prior to 2009. ~~The net of assets acquired and liabilities assumed totaled approximately $8.6 million at the date of the merger. Fair value of Legacy assets and liabilities acquired, and resultant goodwill, has been determined and recorded as of the date of the merger and the resulting operations thereafter have been included in the consolidated financial statements.~~

Item 1 – paragraph 6

During November 2007, the Company purchased the recurring contractual revenue stream and certain fixed assets from ICG Financial, LLC. Additionally, the Company hired all but one of the former employees of ICG Financial, LLC and its subsidiaries. The total purchase price was $414,000 including $378,000 for the recurring revenue stream and $36,000 for the fixed assets. As ~~A newly formed~~ a department of the Bank, USB Financial Services provides wealth management, employee benefit, insurance and loan products, as well as consulting services for a variety of clients, utilizing employees hired from ICG Financial LLC. The At the time of the purchase the Company believed ~~believes~~ the wealth management and related services provided by USB Financial Services would ~~will~~ enhance the products and services offered by the Company, and increase noninterest income. The original capitalized cost of $378,000 for the recurring contractual revenue stream is being amortized over a period of approximately three years. While the addition of USB Financial Services has broadened the products and services offered by the Company, the operation has not performed as well as originally anticipated resulting in marginal or no profitability over the past several years. The staff of the department has been reduced mostly through attrition, and the Company has recognized impairment charges of $25,000 and $24,000 for the years ended December 31, 2009 and 2008, respectively, related to the recurring revenue stream some of which has ended earlier than the three-year anticipated life.

Bullet point 2:

At December 31, 2009, the Bank operates three branches (including its main office), one construction lending office, and one financial services office in Fresno and one branch each, in Oakhurst, Caruthers, San Joaquin, Firebaugh, Coalinga, Bakersfield, and Taft. In addition, the Company and Bank have administrative headquarters located at 2126 Inyo Street, Fresno, California, 93721. The Company operates as one operating segment.

At December 31, 2009, 2008, and 2007, the consolidated Company had total assets of approximately $692.6 million, $761.1 million, and $771.7 million, respectively. For the year ended December 31, 2009, the Company reported a net loss of $4.5 million, as compared to net income of $4.1 million and $11.3 million for the years ended December 2008 and 2007, respectively. At December 31, 2009, the consolidated Company had approximately ~~$692.6 million in total assets,~~ $492.7 million in net loans, $561.7 million in deposits, and $75.8 million in shareholders' equity.

Bullet point 3: (included just before Bank Services)

Effective March 23, 2010, United Security Bancshares (the "Company") and its wholly owned subsidiary, United Security Bank (the "Bank"), entered into a written agreement with the Federal Reserve Bank of San Francisco (see “Regulatory Action” included below Supervision and Regulation for further information on terms of the written agreement). As a result of the agreement, the Company will, among other things, continues to focus its attention on reducing the level of problem assets while maintaining adequate liquidity and capital, and reducing its dependence on brokered and other wholesale deposits.

The Company has slowed its loan growth significantly over the past three years as a result of the economic downturn, and will continue to do so as a result of the recent agreement with the Federal Reserve Bank. While total loans declined 8.1% between December 31, 2007 and December 31, 2008, and declined 6.6% between December 31, 2008 and December 31, 2009, real estate construction and development loans declined 24.8% and 30.4% between those periods, and decreased as a percentage of total loans from 33.8% of total loans at December 31, 2007 to 20.7% of total loans at December 31, 2009. During the same three-year period, nonperforming assets and related loan losses were increasing, with loan loss provisions of $6.2 million, $9.5 million, and $13.4 million for the years ended December 31, 2007, 2008, and 2009, respectively. The largest impact of nonperforming assets was in the real estate construction and development area with significant slowdowns in housing starts combined with swift and severe declines in housing prices in the Company’s market area as well as the rest of the country during 2008 and 2009. Management’s focus over the past two years, as a result of the depressed economy as well as the recent agreement with the Federal Reserve Bank, has been to concentrate its efforts on reducing the level of nonperforming assets rather than developing new business and growing the loan portfolio. This has been challenging in an economic environment where real estate construction all but stopped in late 2008 and early 2009, and housing prices continued to decline quarter after quarter, while unemployment and other economic factors grew worse. Lending policies and procedures have been enhanced, exposure to real estate loans have been reduced, and loan modifications, including rate and maturity concessions, and forbearance agreements, have been utilized more frequently to minimize loss exposure in the loan portfolio.

While loan growth prior to 2007 was funded to some degree by brokered deposits and other wholesale funding sources, the current state of the economy and the financial condition of the Company have made it increasingly important to continue to develop core deposits and reduce the Company’s dependence on brokered and other wholesale funding sources, including lines of credit the Federal Reserve Bank and the FHLB. The Company increased its efforts early in 2009 to develop core deposit growth with employee training throughout the entire organization and a deposit-gathering program that incented employees to bring in new deposits from our local market area and establish more extensive relationships with our customers. The Company continues its deposit gathering program and has committed additional resources to its efforts during 2010 including two full time employees dedicated to business development. As a result of the formal agreement with the Federal Reserve Bank issued in March 2010, the Bank will reduce its dependence on wholesale funding sources, including brokered deposits, to a level more in-line with peers. The Bank, as part of its Liquidity Improvement Plan, will reduce levels of brokered deposits to peer levels over a period of approximately two years.

While we still have a higher percentage of brokered deposits than peers at December 31, 2009, efforts to restructure the balance sheet through reducing the level of total assets, and specifically real estate loans, are proving successful. Total wholesale borrowings and brokered deposits decreased from $248.4 million at December 31, 2008 to $169.4 million at December 31, 2009, representing a decrease of $79.1 million, and the Company went from being a net purchaser of overnight federal funds at December 31, 2008 with $66.5 million in federal funds purchased to a net seller of overnight funds with $11.6 in federal funds sold at December 31, 2009.

Bank Services – Page 4
Item 2

First bullet point (2nd paragraph)

The Bank offers a wide range of deposit instruments including personal and business checking accounts and savings accounts, interest-bearing negotiable order of withdrawal ("NOW") accounts, money market accounts and time certificates of deposit. Most of the Bank's deposits are attracted from individuals and from small and medium-sized business-related sources. Time deposits have provided a significant portion of the Bank’s deposit base amounting to 40.8%, 36.3%, and 47.6% of total deposits as December 31, 2009, 2008, and 2007, respectively. A portion of those time deposits are brokered deposits which are considered wholesale funding sources generally from out of the Bank’s market area. Brokered deposits comprised 23.0%, 18.0%, and 22.0% of total deposits as December 31, 2009, 2008, and 2007, respectively. As a result of the formal agreement with the Federal Reserve Bank issued in March 2010, the Bank will reduce its dependence on wholesale funding sources, including brokered deposits, to a level more in-line with peers which is currently approximately 5% of total deposits. The Bank, as part of its Liquidity Improvement Plan, will reduce levels of brokered deposits to peer levels over a period of approximately two years.

Second-fourth bullet points (3rd paragraph)

The Bank also engages in a full complement of lending activities, including real estate mortgage (32.6% of total loans at December 31, 2009), commercial and industrial (33.0% of total loans at December 31, 2009), real estate construction (20.7% of total loans at December 31, 2009), as well as agricultural (10.0% of total loans at December 31, 2009), lease financing (0.1% of total loans at December 31, 2009), and consumer loans (3.6% of total loans at December 31, 2009), with particular emphasis on short and medium-term obligations. At December 31, 2009, more than 99% of the loan portfolio is to borrowers or for properties in California. Approximately 48.3%, 50.5%, and 54.6% of the loan portfolio was comprised of commercial real estate loans at December 31, 2009, 2008, and 2007, respectively. ~~The Bank's loan portfolio is not concentrated in any one industry, although a~~Approximately 68% of the Bank's loans are secured by real estate at December 31, 2009. A loan may be secured (in whole or in part) by real estate even though the purpose of the loan is not to facilitate the purchase or development of real estate. At December 31, 2009, the Bank had loans (net of unearned fees) outstanding of $507.7 million, which represented approximately 90% of the Bank's total deposits and approximately 73% of its total assets.

Although the Bank has a high concentration of commercial real estate loans, the Bank is not in the business of making residential mortgage loans to individuals. Residential mortgage loans totaled $45.8 million or 9.0% of the total portfolio at December 31, 2009, and $18.4 million of that amount represents two purchased conventional mortgage pools. The Bank does not originate, or have in its loans portfolio, any subprime, Alt-A, or option adjustable rate loans. The Bank does originate interest-only loans which are generally revolving lines of credit to commercial and agricultural businesses or for real estate development where the borrowers business may be seasonal or cash flows may be restricted until the completion of the project. In addition, the Bank has restructured certain loans to allow the borrower to continue to perform on the loan under a troubled debt restructuring plan. Interest-only loans comprised 48.1%, 57.4%, and 61.6% of total loans at December 31, 2009, 2008, and 2007, respectively.

The Bank does purchase loan participations from, and does sell loan participations to, other financial institutions. The underwriting standards for loan participations or purchases are the same as non-participated loans, and are subject to the same limitations, collateral requirements, and borrower requirements. The Bank has reduced its level of loan participations over the past several years. Loan participations purchased comprised 4.7%, 6.6%, and 8.4% of the total loan portfolio at December 31, 2009, 2008, and 2007, respectively. Loan participations sold comprised 3.1%, 5.4%, and 5.0% of the total loan portfolio at December 31, 2009, 2008, and 2007, respectively. During the past year, participation lending activity has decreased and currently the Company is participating in few if any participation sales or purchases.

Item 3 – Lending Policies (Rhodlee)
<No Appendix>

~~Regulatory~~ Federal Reserve Bank Action against the Company and the Bank dated March 10, 2010~~Action~~, Pages 8 and 66
Item 4

During March 2010, the Federal Reserve Bank took regulatory action against the Company and the Bank. As a result, ~~E~~effective March 23, 2010, United Security Bancshares (the "Company") and its wholly owned subsidiary, United Security Bank (the "Bank"), entered into a written agreement with the Federal Reserve Bank of San Francisco. Under the terms of the agreement, the Company and the Bank agreed, among other things, to strengthen board oversight of management and the Bank's operations; submit an enhanced written plan to strengthen credit risk management practices and improve the Bank’s position on the past due loans, classified loans, and other real estate owned; maintain a sound process for determining, documenting, and recording an adequate allowance for loan and lease losses; improve the management of the Bank's liquidity position and funds management policies; maintain sufficient capital at the Company and Bank level; and improve the Bank’s earnings and overall condition. The Company and Bank have also agreed not to increase or guarantee any debt, purchase or redeem any shares of stock, declare or pay any cash dividends, or pay interest on the Company's junior subordinated debt or trust preferred securities, without prior written approval from the Federal Reserve Bank.

The Agreement’s major components and requirements for the Bank are as follows:

•
Strengthen board oversight of the Bank’s management and operations by the Bank submitting a written plan to the Federal Reserve Bank to address and include (i) the actions that the board will take to improve the Bank’s conditions and maintain effect control over, and supervision of the Bank’s major operations and activities, (ii) the responsibility of the board to monitor management’s adherence to approved policies and procedures, and applicable laws and regulations; and (iii) a description of the information and reports that are regularly reviewed by the board  in its oversight of the operations and management of the Bank;

•
Strengthen credit risk management practices of the Bank by the Bank submitting a written plan to the Federal Reserve Bank to address and include (i) the responsibility of the board of directors to establish appropriate risk tolerance guidelines and risk limits; (ii) timely and accurate identification and quantification of credit risk within the loan portfolio; (iii) strategies to minimize credit losses and reduce the level of problem assets; (iv) procedures for the on-going review of the investment portfolio to evaluate other-than temporary-impairment (“OTTI”) and accurate accounting for OTTI; (v) stress testing of commercial real estate loan and portfolio segments; and (vi) measures to reduce the amount of other real estate owned;

•
Strengthen asset quality at the Bank by (i) not extending, renewing, or restructuring any credit to or for the benefit of any borrower, including any related interest of the borrower, whose loans or other extensions of credit were criticized in the Report of Examination or in any subsequent report of examination, without appropriate underwriting analysis, documentation, board or committee approval and certification that the board or committee reasonably believes that the extension of credit will not impair the Bank’s interest in obtaining repayment of the already outstanding credit and that the extension of credit or renewal will be repaid according to its terms, (ii) submitting to the Federal Reserve Bank an acceptable written plan designed to improve the Bank’s position through repayment, amortization, liquidation, additional collateral, or other means on each loan or other asset in excess of $1.5 million including other real estate owned that is past due as to principal or interest more than 90 days, on the Bank’s problem loan list, or were adversely classified in the Report of Examination or subsequent report of examination;

•
Improve management of the Bank’s allowance for loan losses by (i) eliminating from its books, by charge-off or collection, all assets or portions of assets classified “loss” in the Report of Examination that have not been previously collected in full or charged off within 10 days of the Agreement, and  within 30 days from the receipt of any federal or state report of examination, charge off all assets classified “loss” unless otherwise approved in writing by the Federal Reserve Bank, (ii)  maintain a sound process for determining, documenting, and recording an adequate allowance for loan and lease losses (“ALLL”) in accordance with regulatory reporting instructions and relevant supervisory guidance, and (iii) within 60 days of the date of the Agreement,  submitting to the Federal Reserve Bank an acceptable written program for the maintenance of an adequate ALLL, including provision for a review of the ALLL by the board on at least a quarterly calendar basis and remedying any deficiency found in the ALLL in the quarter it is discovered, and the board maintaining written documentation of its review of the ALLL;

•
Maintain sufficient capital at the Company and Bank by submitting to the Federal Reserve Bank an acceptable written plan to maintain sufficient capital at the Company, on a consolidated basis, and the Company and the Bank shall jointly submit to the Reserve Bank an acceptable written plan to maintain sufficient capital at the Bank, as a separate legal entity on a stand-alone basis that (i) complies with the applicable bank and bank holding company capital maintenance regulations and regulatory guidelines and that also considers the adequacy of the Bank’s capital, (ii) takes into account the volume of classified credits, concentrations of credit, ALLL, current and projected asset growth, and projected retained earnings, the source and timing of additional funds to fulfill the Company’s and the Bank’s future capital requirements, and a provision to notify the Federal Reserve Bank when either entity falls below the capital ratios in the accepted plan;.

•
Submit a revised business plan and budget to the Federal Reserve Bank for 2010 and subsequent calendar years that the Bank is subject to the Agreement to improve the Bank’s earnings and overall condition, which plan at a minimum provides a realistic and comprehensive budget for the remainder of calendar year 2010, and description of the operating assumptions that form the basis for, and adequately support, major projected income, expense, and balance sheet components;

•
Not make certain distributions, dividends, and payments, specifically that (i) the Company and Bank agreeing not to declare or pay any dividends without the prior written approval of the Federal Reserve Bank and the Director of the Division of Banking Supervision and Regulation of the Board of Governors (“Director”), (ii) the Company not taking any other form of payment representing a reduction in capital from the Bank without the prior written approval of the Federal Reserve Bank, and (iii) the Company and its nonbank subsidiaries not making any distributions of interest, principal, or other sums on subordinated debentures or trust preferred securities without the prior written approval of the Federal Reserve Bank and the Director;

•
Not incur debt or redeem stock, specifically, that except with the prior written approval of the Federal Reserve Bank, the Company each agree not to incur, increase, or guarantee any debt or purchase or redeem any shares of its stock;

•
Correct violations of the laws by (i) the Bank immediately taking all necessary steps to correct all violations of law and regulation cited in the Report of Examination, (ii) the board of the Bank taking the necessary steps to ensure the Bank’s future compliance with all applicable laws and regulations, (iii) complying with the notice provisions of Section 32 of the FDI Act (12 U.S.C. § 1831i) and Subpart H of Regulation Y of the Board of Governors of the Federal Reserve System (12 C.F.R. §§ 225.71 et seq) prior to appointing any new director or senior executive officer, or changing the responsibilities of any senior executive officer so that the officer would assume a different senior executive officer position, and (iv) complying with the restrictions on indemnification and severance payments of Section 18(k) of the FDI Act (12 U.S.C. § 1828(k)) and Part 359 of the FDIC’s regulations (12 C.F.R. Part 359);

•
Comply with the Agreement by (i) appointing a compliance committee of the Bank (“Compliance Committee”) within 10 days of the date of the Agreement to monitor and coordinate the Bank’s compliance with the provisions of the Agreement, which Compliance Committee is composed of a majority of outside directors who are not executive officers or principal shareholders of the Bank and which is to meet at least monthly and report its findings to the board of directors of the Bank, and (ii) the Company and Bank within 30 days after the end of each calendar quarter following the date of the Agreement submitting to the Federal Reserve Bank written progress reports detailing the form and manner of all actions taken to secure compliance with the Agreement and the results of such actions.

A copy of the Agreement with the Federal Reserve Bank of San Francisco, see the Company’s current Form 8-K filed with the Securities and Exchange Commission on March 25, 2010.

In addition to the submission of the plans referred to in the Agreement to the Federal Reserve Bank for approval, and implementation of those plans, the Bank is required within 30 days after the end of each calendar quarter to submit written progress reports to the Federal Reserve Bank detailing actions taken to secure compliance with the Agreement. On April 28, 2010 and July 30, 2010, respectively, the Bank submitted progress reports to the Federal Reserve for the first and second quarters of 2010. As of the July 30, 2010 progress report submitted for the second quarter of 2010 the Company and the Bank believe they are in compliance with the Agreement, including remediation of technical violations of laws and regulations regarding stale loan appraisals and the various deadlines in the Agreement.

~~This agreement was a result of a regulatory examination that was conducted by the Federal Reserve and the California Department of Financial Institutions in June 2009, and relates primarily to the Bank’s asset quality. Progress on these items has been made since the completion of the examination and management and the Board are committed to resolving all of the items addressed by the Federal Reserve in the agreement. Both the Company and the Bank will submit quarterly written progress reports to the Federal Reserve Bank~~.

Risk Factors – Page 18
Item 5
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Item 6

First bullet point (from 6/30/10 10-Q - State Order not signed until May 17, 2010, after filing of March 31, 2010 10-Q so only mention in that filing was that State Order was expected but not finalized )

We are operating subject to the terms and conditions of an Agreement entered into with the Federal Reserve Bank of San Francisco and Order issued by the California Department of Financial Institutions.

On March 23, 2010, the Company and the Bank voluntarily entered into a written agreement (“Agreement”) with the Federal Reserve Bank of San Francisco, and on May 17, 2010 the Bank consented to the issuance of a final order by the California Department of Financial Institutions (the “Order”).

The Order and Agreement are substantially similar. Each establishes timeframes for the completion of remedial measures identified by the regulators as important to improve our financial soundness.  Some of the specific provisions in the Order and/or Agreement include us being required to:

•	Strengthen board oversight of the Bank’s management and operations;

•	Strengthen credit risk management practices of the Bank;

•
Strengthen asset quality at the Bank by  (i) not extending, renewing, or restructuring certain credits, and (ii) submitting to the Federal Reserve Bank an acceptable written plan designed to improve the Bank’s position through repayment, amortization, liquidation, additional collateral, or other means on each loan or other asset in excess of $1.5 million including other real estate owned that is past due as to principal or interest more than 90 days, on the Bank’s problem loan list, or were adversely classified in the Report of Examination or subsequent report of examination;

•	Improve management of the Bank’s allowance for loan losses;

•	Maintain sufficient capital at the Company and Bank;

•
Submit a revised business plan and budget to the Federal Reserve Bank for 2010 and subsequent calendar years that the Bank is subject to the Agreement to improve the Bank’s earnings and overall condition;

•
Not make certain distributions, dividends, and payments, specifically that (i) the Company and Bank agreeing not to declare or pay any dividends without the prior written approval of the Federal Reserve Bank, (ii) the Company not taking any other form of payment representing a reduction in capital from the Bank without the prior written approval of the Federal Reserve Bank, and (iii) the Company and its nonbank subsidiaries not making any distributions of interest, principal, or other sums on subordinated debentures or trust preferred securities without the prior written approval of the Federal Reserve Bank;

•
Not incur debt or redeem stock, specifically, that except with the prior written approval of the Federal Reserve Bank, the Company each agree not to incur, increase, or guarantee any debt or purchase or redeem any shares of its stock;

•
Correct violations of the laws by (i) the Bank immediately taking all necessary steps to correct all violations of law and regulation cited in the Report of Examination, (ii) the board of the Bank taking the necessary steps to ensure the Bank’s future compliance with all applicable laws and regulations, (iii) complying with the notice provisions of applicable federal banking law prior to appointing any new director or senior executive officer, or changing the responsibilities of any senior executive officer so that the officer would assume a different senior executive officer position, and (iv) complying with the restrictions on indemnification and severance payments of federal bank law and regulations;

•
Comply with the Agreement by (i) appointing a compliance committee of the Bank (“Compliance Committee”) within 10 days of the date of the Agreement to monitor and coordinate the Bank’s compliance with the provisions of the Agreement, which Compliance Committee is composed of a majority of outside directors who are not executive officers or principal shareholders of the Bank and which is to meet at least monthly and report its findings to the board of directors of the Bank, and (ii) the Company and Bank within 30 days after the end of each calendar quarter following the date of the Agreement submitting to the Federal Reserve Bank written progress reports detailing the form and manner of all actions taken to secure compliance with the Agreement and the results of such actions;

•
Develop and adopt a capital plan for the California Department of Financial Institutions to maintain a ratio of tangible shareholders’ equity to total tangible assets equal to or greater than 9.5% and include in such capital plan a capital contingency plan for raising additional capital in the event of various contingencies;

•	Maintain at the Bank a ratio of tangible shareholders’ equity to total tangible assets equal to or greater than 9.5%;

•	Maintain at the Bank an adequate allowance for loan losses and remedy any deficiency in the allowance for loan losses in the calendar quarter in which it is discovered;

•	Not establish any new branches or other offices of the Bank without the prior written consent of the Commissioner of the California Department of Financial Institutions; and

•
Provide progress reports within 30 days after the end of each calendar quarter following the date of the Order to the California Department of Financial Institutions detailing the form and manner of all actions taken to secure compliance with the Order and Agreement and the results of such actions.

Any material failure to comply with any ~~the~~ provisions of the Order or Agreement, including the ~~or~~ failure of the Board of Directors to provide adequate oversight of the management of the Bank and Company, could result in enforcement actions by our regulators, including, in some cases, the assessment of civil money penalties against us, enforcement of the agreements through court proceedings, or in the worse case, placing us into receivership with the FDIC.  If the Bank is placed into FDIC receivership, we would be required to cease operations and you could lose your entire investment.  While we intend to take such actions as may be necessary to enable us to comply with the requirements of the Order and Agreement, there can be no assurance that we will be able to comply fully with their provisions, or to do so within the timeframes required, that compliance with the Order and Agreement will not be more time consuming or more expensive than anticipated, that compliance with the Order and Agreement will enable us to resume profitable operations, or that efforts to comply with the Order and Agreement will not have adverse effects on our operations and financial condition.  In addition, the material failure to comply the provisions of the Order or Agreement relating to the Company or Bank’s financial condition or results of operations may result in the weakening of the Company’s and Bank’s financial condition, losses, or improper financial reporting of the Company’s financial condition and results of operations.  Compliance with the Agreement’s provisions as to restrictions on borrowing and growth through branching may restrict the ability of the Bank to grow and may limit the amount of growth and potential future earnings of the Bank.  Also compliance with the Agreement’s provisions may require the Company and Bank to incur higher expenses in connection with such compliance.  Additional, if the Company is not allowed by bank regulators to pay interest on the subordinated debentures of its trust preferred securities for 20 consecutive quarters, there will be an event of default on the trust preferred securities, and the trustee of the indenture of the subordinated debentures may bring an action against the Company for nonpayment.

Second bullet point

We propose replacing with more specific and detailed risk factors with respect to certain operating restrictions above.

Third bullet point (will expand in future filings to include State Order dated May 17, 2010)

Liquidity risk could impair the Company’s ability to fund operations and jeopardize its financial condition.

Liquidity is essential to the Company’s business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on its liquidity. The Company’s access to funding sources in amounts adequate to finance its activities or on terms which are acceptable to it could be impaired by factors that affect the Company specifically or the financial services industry or economy in general. As a result of the March 2010 agreement between the Federal Reserve Bank and the Company, the Company is required to submit to the Federal Reserve Bank an acceptable plan to improve management of the Bank’s liquidity position and funds management practices. The Bank will be required to enhance the monitoring, measurement, and reporting of the Bank’s liquidity position to the Board, while reducing the reliance on brokered and other wholesale funding sources, enhancing written contingency funding plans, and maintaining sufficient liquidity to meet the Company’s contractual obligations. Failure to accomplish these requirements could result in additional regulatory enforcement actions, and could impair or severely damage the ongoing operations of the Company. The Company could experience liquidity shortfalls if it were to dispose of brokered deposits pursuant to the March 2010 agreement and were not able to replace them with other funding sources, or was not able to reduce assets quickly enough to cover liquidity shortfalls. ~~Factors that could detrimentally impact the Company’s access to liquidity sources include a decrease in the level of its business activity as a result of a downturn in the markets in which its loans are concentrated or adverse regulatory action against it. The Company’s ability to borrow could also be impaired by factors that are not specific to it, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.~~

Fourth bullet point (will expand in future filings to include State Order dated May 17, 2010)

The Company may need to raise additional capital in the future and such capital may not be available when needed or at all

The Company may need to raise additional capital in the future to provide it with sufficient capital resources and liquidity to meet its commitments and business needs. In addition, the Company may elect to raise additional capital to support its business or to finance acquisitions, if any. The Company’s ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of its control of the Company, and its financial performance. The economic downturn and significantly increased levels of nonperforming assets at the Company has placed additional strain on the Company’s capital position. The Company may experience additional loan losses and lower levels of net income which may require increased levels of capital in the future. As a result of the March 2010 agreement between the Federal Reserve Bank and the Company, the Company is required to submit to the Federal Reserve Bank an acceptable plan to maintain sufficient capital at both the Bank and the Company to comply with current regulatory guidelines taking into account the current level of classified assets, concentrations of credit, current and projected assets growth, and projected retained earnings. ~~The ongoing liquidity crisis and the loss of confidence in financial institutions may increase the Company’s cost of funding and limit its access to some of its customary sources of capital, including, but not limited to, inter-bank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve.~~

The Company cannot be assured ~~you~~ that such capital will be available to it on acceptable terms or at all given the current financial position of the Company and the state of the overall economy. Any occurrence that may limit its access to the capital markets, such as failure to comply with the Federal Reserve Bank regulatory agreement, a decline in the confidence of investors, depositors of the Banks or counterparties participating in the capital markets, may adversely affect the Company’s capital costs and its ability to raise capital and, in turn, its liquidity. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on the Company’s business, financial condition and results of operations, and may also result in additional regulatory enforcement actions that could impair or severely damage the ongoing operations of the Company.

Fifth bullet point (will expand in future filings to include State Order dated May 17, 2010)

The Company could experience loan losses, which exceed the overall allowance for loan losses.

The risk of credit losses on loans and leases varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower, and, in the case of collateralized loans, the value and marketability of the collateral.  The Company maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and determinations about the ultimate collectibility of the loan portfolio and provides an allowance for losses based upon a percentage of the outstanding balances and for specific loans where their collectibility is considered to be questionable. As a result of the March 2010 agreement between the Federal Reserve Bank and the Company, the Company is required to submit to the Federal Reserve Bank an acceptable program to maintain an adequate allowance for loan and lease losses including a sound process for determining, documenting, and recording an adequate allowance for loan and lease losses. In addition, the Bank was required to eliminate or charge-off all assets classified as “loss” in the most recent examination by the Federal Reserve, a requirement which ash been complied with.

As of December 31, 2009, the Company’s allowance for loan losses was approximately $15.0 million representing 2.96% of gross outstanding loans. Although management believes that the allowance is adequate, there can be no absolute assurance that it will be sufficient to cover future loan losses given the current level of classified loans. In addition, if the Company after implementing its new program to determine and maintain an adequate loan and lease losses, needs to increase its provision for loan and lease losses, such additional provision will result in an additional loss for the Company. Although the Company uses the best information available to make determinations with respect to adequacy of the allowance for loan losses, future adjustments may be necessary if economic conditions change substantially from the assumptions used or if negative developments occur with respect to non-performing or performing loans. If management’s assumptions or conclusions prove to be incorrect and the allowance for loan losses is not adequate to absorb future losses, or if Company’s regulatory agencies require an increase in the allowance for loan losses, the Company’s earnings, and potentially its capital, could be significantly and adversely impacted.

Sixth bullet point (will expand in future filings to include State Order dated May 17, 2010)

We have ~~elected to defer~~ deferred interest payments on our trust preferred securities which prevents us from paying dividends on our capital stock until those payments are brought current.

We have not paid any cash dividends on our common stock since the second quarter of 2008 and do not expect to resume cash dividends on our common stock ~~dividends~~ for the foreseeable future. In order to preserve capital, ~~we elected~~ at September 30, 2009 ~~to~~we defered quarterly payments of interest on our junior subordinated debentures issued in connection with our trust preferred securities beginning with the quarterly payment due October 1, 2009. As a result of the of the March 2010 agreement between the Federal Reserve Bank and the Company, the Company is currently prohibited from paying interest on its trust preferred securities, and is also prohibited from paying cash dividends on its common stock. The terms of the debentures related to the trust preferred securities permit us to defer payment of interest for up to 20 consecutive quarters. Interest continues to accrue while interest payments are deferred. Under the terms of the trust preferred securities we are prohibited from paying cash dividends on our capital stock (including common stock) during the deferral period.

The holders of the Company’s junior subordinated debentures have rights that are senior to those of the Company’s shareholders.

On July 25, 2007 the Company issued $15.5 million of floating rate junior subordinated debentures in connection with a $15.0 million trust preferred securities issuance by its subsidiary, United Security Bancshares Capital Trust II. The junior subordinated debentures mature in July 2037.

The Company conditionally guarantees payments of the principal and interest on the trust preferred securities. The Company’s junior subordinated debentures are senior to holders of common stock. As a result, the Company must make payments on the junior subordinated debentures (and the related trust preferred securities) before any dividends can be paid on our common stock and, in the event of bankruptcy, dissolution or liquidation, the holders of the debentures must be satisfied before any distributions can be made to the holders of common stock. Effective September 30, 2009, t~~T~~he Company ~~has~~ elected to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no cash dividends may be paid to holders of common stock. As a result of the March 2010 agreement between the Federal Reserve Bank and the Company, the Company is currently prohibited from paying interest on its junior subordinated debentures.

Item 7

If the Company lost a significant portion of its low-cost core deposits, it would negatively impact profitability.

The Company’s profitability depends in part on its success in attracting and retaining a stable base of low-cost deposits. As of December 31, 2009, noninterest-bearing checking accounts comprised 24.9% of the Company’s deposit base, and interest-bearing checking and money market accounts comprised an additional 8.6% and 19.7%, respectively. The Company considers these deposits to be core deposits. If the Company lost a significant portion of these low-cost deposits, it would negatively impact its profitability and long-term growth objectives. While Management generally does not believe these deposits are sensitive to interest-rate fluctuations, the competition for these deposits in the Company’s market area is strong and if the Company were to lose a significant portion of these low-cost deposits, it would negatively affect business operations.

The Company currently participates in the FDIC’s Transaction Account (“TAG”) Program. Participation is voluntary, and under the program participating financial institutions obtain unlimited FDIC insurance coverage for all noninterest-bearing transaction accounts without limitation, and coverage for all interest-bearing accounts which pay (or will never pay more than) 0.50%. The TAG program will expire on December 31, 2010. However, the Dodd-Frank Wall Street Reform and Consumer Protection Act provides unlimited FDIC insurance for noninterest-bearing transaction accounts in all banks effective on December 31, 2010 and continuing through December 31, 2012. If after December 31, 2012, ~~ior Congress~~ the TAG program was not continued, the Company could loose some, or a substantial portion, of those deposits which would not otherwise be subject to FDIC insurance coverage. The loss of noninterest-bearing or low-cost deposits could adversely impact the Company’s liquidity position and the Company would need to seek higher-cost funding sources which could impair the Company financial position and results of operations.

As a result of the March 2010 regulatory agreement between the Federal Reserve and the Company, the Company will reduce its reliance on brokered deposits and other wholesale funding over the next two years to near peer levels. Reductions in brokered deposits may be difficult to replace with other types of deposit accounts. As a result, the Company may be limited in its ability to grow assets, and may experience liquidity constraints if unable to effectively replace maturing brokered deposits and other wholesale funding sources.

Item 8

Possible Control by Certain Persons.  In that Mr. Dennis Woods, Chairman and CEO of the Company beneficially owns approximately 7.2% of the outstanding shares of Company common stock, the named executive officers of the Company as a group (excluding Mr. Woods) beneficially owns approximately 5.1% of the outstanding shares of Company common stock, and the directors of the Company as a group (excluding Mr. Woods) beneficially owns 17.1% of the outstanding shares of Company common stock, these persons will be able to control certain corporate governance matters.  Such matters may include the selection of nominees for the board of directors and the supervision of management.  The officers and directors also have the ability to control other matters requiring shareholders’ approval including the election of directors which may result in the entrenchment of management.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Page 31

Item 9

Regulatory Agreement with the Federal Reserve Bank of San Francisco

Effective March 23, 2010, United Security Bancshares (the "Company") and its wholly owned subsidiary, United Security Bank (the "Bank"), entered into a written agreement (the “Agreement”) with the Federal Reserve Bank of San Francisco. Under the terms of the Agreement, the Company and the Bank agreed, among other things, to strengthen board oversight of management and the Bank's operations; submit an enhanced written plan to strengthen credit risk management practices and improve the Bank’s position on the past due loans, classified loans, and other real estate owned; maintain a sound process for determining, documenting, and recording an adequate allowance for loan and lease losses; improve the management of the Bank's liquidity position and funds management policies; maintain sufficient capital at the Company and Bank level; and improve the Bank’s earnings and overall condition. The Company and Bank have also agreed not to increase or guarantee any debt, purchase or redeem any shares of stock, declare or pay any cash dividends, or pay interest on the Company's junior subordinated debt or trust preferred securities, without prior written approval from the Federal Reserve Bank. The Holding Company generates no revenue of its own and as such, relies on dividends from the Bank to pay operating expenses and interest payments on the Company’s junior subordinated debt. The inability of the Bank to pay cash dividends to the Holding Company may hinder the Holding Company’s ability to meet its ongoing operating obligations, although for the current year, directors provided funding to the Holding Company by making individual loans and will likely do so again if necessary.

This Agreement entered into with the Federal Reserve Bank of San Francisco during March 2010 was a result of a regulatory examination conducted by the Federal Reserve and the California Department of Financial Institutions in June 2009, using financial data as of March 31, 2009 and certain loan data as of April 30, 2009. The following issues related to the June 2010 examination led to the agreement between the Federal Reserve Bank and the Company that corrective action was required:

▪
Asset quality continued to deteriorate as adversely classified assets increased over four consecutive target and full-scope examinations conducted from 2006 through the June 2009 exam. The dollar volume of adversely classified assets increased by 16.7% during the six months prior to the exam to $142.1 million at the June 2009 examination.

▪
Below investment grade investment securities classified substandard at the previous examination totaling $9.1 million increased to $17.1 million at the June 2010 examination, representing 18.6% of tier 1 capital and reserves as of March 31, 2009. The classified investment securities are comprised of three private-label residential mortgage backed securities that are below investment grade as graded by a national rating agency, were divided between $16.9 million in substandard and $163,000 in loss. The portion listed as loss represented the amount identified as other-than-temporary-impairment (OTTI) and had been recognized as loss as of March 31, 2009.

▪
During the June 2009 examination, it was the opinion of the Federal Reserve Bank that the Bank's methodology related to the allowance for loan and leases losses was flawed, leading the Federal Reserve Bank to conclude that additional provisions were required to raise reserves to an appropriate level. In addition, weaknesses in the ALLL policy were identified and needed to be addressed, which included improvements in documentation related to identification and analysis of loans under SFAS No. 114 and SFAS No. 5, and more detailed justification for the qualitative factors used in the ALLL process. During the six months ended June 30, 2010, several large lending relationships to developers in the San Joaquin Valley deteriorated significantly, requiring an additional $1.8 million in ALLL. In addition, during that period, the Bank experienced increases in other problem loans or potentially problem loans including nonaccrual loans and special mention loans, and real estate valuations continued to decline. Regulators required an increase in the reserves as calculated by the Federal Reserve Bank using a model they call the “Atlanta Model.” The Atlanta Model calculated an estimated range of allowance for loan losses using a blend of national, regional, and local peer bank data. The reserve calculated by the Bank for June 30, 2009 under GAAP included additions to ALLL required for increases in adversely classified and special mention loans experienced during the first half of 2009, and although at the lower range of ALLL as estimated by the Federal Reserve, corresponded favorably with the Federal Reserves’ “Atlanta Model”. The reserve adjustment required for the second quarter of 2009 totaled $6.8 million bringing the ALLL level to $15.8 million (including reserve for unfunded commitments) at June 30, 2009. The ALLL findings of the Federal Reserve Bank included recommendations to better align actual practices with the regulatory governing policy as well as to provide a more specific framework for analyzing, determining, and supporting the factors used in the ALLL methodology.

▪
Earnings performance declined as of June 30, 2009, due in large part to the additional $6.8 million provision recorded for the second quarter ($8.2 million year-to-date) resulting in a net loss for the Company of $4.8 million for the six months ended June 30, 2009. Earnings for the period were also adversely impacted by: a goodwill impairment loss of $3.0 million (pre-tax and net); year-to-date pre-tax impairment losses of $403,000 on the real estate mortgage-backed securities; year-to-date pre-tax operating expenses and impairment losses of $1.3 million related to other real estate owned through foreclosure.

▪
Although the Bank’s Tier 1 leverage capital, Tier 1 risk-based capital, and total risk-based capital ratios remained above regulatory Prompt Corrective Action guidelines of adequately capitalized banks at 10.8%, 11.3%, and 12.6%, respectively, at June 30, 2009, the Federal Reserve concluded that capital levels were less than adequate to support the Bank's high risk profile resulting primarily from the continued decline in asset quality. At the June 2009 examination adversely classified assets were in excess of 150.0% of Tier 1 capital and reserves.

▪
The Bank's liquidity position had tightened since the last examination and was considered marginal at the June 2009 examination. The Bank's tight liquidity position was the result of low levels of liquid assets, high percentage of investment securities pledged against borrowing lines, and higher levels of wholesale borrowings including $64.0 million borrowed from the Federal Home Loan Bank line and $71.3 million borrowed from the Federal Reserve Bank discount window. Brokered deposits total $99.3 million, 19.4% of total deposits at June 30, 2009, and compared unfavorably with the peer group at 6.3%.

▪
The Federal Reserve concluded in the June 2009 examination that oversight by the Board of Directors and senior management was not adequate given the escalating risk profile of the Bank's activities Although the severe economic downturn was a significant factor in the decline in asset quality, the Board of Directors and senior management were deemed responsible for implementing a business strategy which allowed concentrations in higher-risk speculative residential construction lending. The Board of Directors and senior management had taken measures to maintain asset quality, capital, earnings, and liquidity, but had had not responded in a timely manner to the rapidly changing real estate conditions. As of March 31, 2009, the concentration in construction and land development loans represented high levels in relation to equity capital and reserves, although the exposures were declining over the prior few years. For example, management increased the ALLL in the second quarter of 2009, ordered new appraisals on property remargined collateral on loans, and was seeking sources for new equity capital. In addition, several transactions to reduce or restructure problem assets were in process. However, these actions had not resulted in material tangible improvements in the overall condition of the Bank as of the June 2009 examination. In addition, the June 2009 examination identified nine technical violations of Regulation Y Subpart B that deal with the failure to obtain the prescribed appraisals or evaluations on loan extensions or renewals. These violations of law were subsequently remedied.

▪
The June 2009 examination indicated that risk management practices needed improvement. Management information systems needed to be redesigned and implemented to more accurately measure fundamental exposures, such as the ongoing credit risk posed by the residential construction and land development loan portfolio and the emerging liquidity risks. The Bank needed to continue its efforts to address and reduce the increasing volume of problem assets. While the loan grading process showed improvement over the prior several examinations, the ALLL methodology was identified as flawed in the June 2009 examination. While the Board of Directors and management made some progress to address the findings of the June 2009 examination, management needed to make further progress on improving several key areas to identify, measure, monitor, and control the exposures presented by credit, liquidity, market, operational, reputation, and legal risks.

The result of significant increases in nonperforming assets, both classified loans and OREO, during 2008 and the first half of 2009 increased the overall risk profile of the Bank. The increased risk profile of the Bank included heightened concerns about the Bank’s use of brokered and other whole funding sources which had been used to fund loan growth and reduce the Company’s overall cost of interest bearing liabilities. With loan growth funded to materially from wholesale funding sources, liquidity risk increased, and higher levels of nonperforming assets increased risk to equity capital and potential volatility in earnings. In addition, the Federal Reserve Bank identified nine technical violations of Regulation Y Subpart B that deal with the failure to obtain the prescribed appraisals or evaluations on loan extensions or renewals.

As part of the Agreement, the Board of Directors of the Bank has appointed a Compliance Committee to monitor and coordinate the Bank’s compliance with the provisions of the Agreement. The Compliance Committee is comprised of the outside Directors and they meet on a monthly basis.

Among other things, the Agreement required the Bank to submit a number of written plans to the Federal Reserve Bank within specified time frames. The following is a list written plans required to be submitted to the Federal Reserve Bank.

•
Plan to Strengthen Board Oversight – Includes actions that the Board of Directors will take to improve the Bank’s condition, and maintain effective control and supervision over the Bank’s operations including credit risk management, liquidity, and earnings. Also includes the Board’s responsibility to monitor adherence to policies and procedures and applicable laws and regulations, and lists information and reports that will enable the Board to perform this oversight function.

•
Plan to Strengthen Credit Risk Management Practices – includes the responsibility of Board to establish appropriate risk tolerance guidelines and limits, timely and accurate identification and quantification of credit risk, strategies to minimize credit losses and reduce the level of problem assets, procedures for the ongoing review of the investment portfolio to evaluate other-than-temporary-impairment, stress testing for commercial real estate loans and portfolio segments, and measures to reduce the levels of other real estate owned.

•
Plan to Improve Adversely Classified Assets – Includes specific plans and strategies to improve the Bank’s asset position through repayment, amortization, liquidation, additional collateral, or other means on each loan, relationship, or other asset in excess of $1.5 million including OREO, that are past due more than 90 days as of the date of the written agreement.

•
Plan for Maintenance of Adequate Allowance for Loan Losses – Includes policies and procedures to ensure adherence to the Bank’s revised ALLL methodology, provides for periodic reviews of the methodology as appropriate, and provides for review of ALLL by the Board at least quarterly.

•
Capital Plan – Includes guidelines and trigger points to ensure sufficient capital is maintained at the Bank and the Company, and that capital ratios are maintained at a level deemed appropriate under regulatory guidelines given the level of classified assets, concentrations of credit, ALLL, current and projected growth, and projected retained earnings. Also contains contingency strategies to obtain additional capital as required to fulfill future capital requirements.

•
Plan to Improve Liquidity Position – Includes measures to enhance the monitoring, measurement, and reporting of the Bank’s liquidity to the Board, a timetable to reduce the Bank’s reliance on brokered deposits and other wholesale funding, and specific liquidity targets and parameters to meet contractual obligations and unanticipated demands.

•	Contingency Funding Plan – Includes adverse scenario planning, and identifies and quantifies available sources of liquidity for each scenario.

•	Earnings Plan and Budget – Includes a revised business plan for the remainder of 2010, including operating assumptions that support for projected income, expense, and balance sheet components.

As of June 30, 2010 the Bank had completed and submitted to the Federal Reserve Bank all the plans listed above within the designated timeframes. The Federal Reserve responded on July 27, 2010 by letter that stated “We have reviewed your submissions and acknowledge the steps taken by the Bank and Bancshares to achieve compliance with the Agreement's provisions. However, we noted that the Plan to Strengthen Board Oversight omitted references to actions to be taken with regard to Bank earnings as required by the first provision.” At the August 24, 2010 regular meeting of the Board, an amended version of the Plan was approved and the amended Plan has been submitted to the Federal Reserve.

In addition to the submission of the above plans to the Federal Reserve Bank for approval, and implementation of the above plans, the Bank is required within 30 days after the end of each calendar quarter to submit written progress reports to the Federal Reserve Bank detailing actions taken to secure compliance with the Agreement. On April 28, 2010 and July 30, 2010, respectively, the Bank submitted progress reports to the Federal Reserve for the first and second quarters of 2010. As of the July 30, 2010 progress report submitted for the second quarter of 2010 the Company and the Bank believe they are in compliance with the Agreement, including remediation of technical violations of laws and regulations regarding stale loan appraisals.

Regulatory Order from the California Department of Financial Institutions

During May of 2010, the California Department of Financial Institutions issued a written order (the “Order”) pursuant to section 1913 of the California Financial Code to the Bank as a result of a regulatory examination that was conducted by the Federal Reserve and the California Department of Financial Institutions in June 2009. The Order issued by the California Department of Financial Institutions is basically similar to the written agreement with the Federal Reserve Bank of San Francisco, except for certain additional requirements.  The additional requirements in the Order for the Bank are as follows:

•
Develop and adopt a capital plan to maintain a ratio of tangible shareholders’ equity to total tangible assets equal to or greater than 9.5% and include in such capital plan a capital contingency plan for raising additional capital in the event of various contingencies;

•	Maintain a ratio of tangible shareholders’ equity to total tangible assets equal to or greater than 9.5%

•	Maintain an adequate allowance for loan losses and remedy any deficiency in the allowance for loan losses in the calendar quarter in which it is discovered; and

•	Not establish any new branches or other offices without the prior written consent of the Commissioner of the California Department of Financial Institutions

•
Provide progress reports within 30 days after the end of each calendar quarter following the date of the Order to the California Department of Financial Institutions detailing the form and manner of all actions taken to secure compliance with the Order and Agreement and the results of such actions.

The Bank is currently in full compliance with the requirements of the Order including its deadlines.

Item 10

Current Trends Affecting Results of Operations and Financial Position

First paragraph

The Company’s overall operations are impacted by a number of factors, including not only interest rates and margin spreads, which impact results of operations, but also the composition of the Company’s balance sheet. One of the primary strategic goals of the Company is to maintain a mix of assets that will generate a reasonable rate of return without undue risk, and to finance those assets with a low-cost and stable source of funds. Liquidity and capital resources must also be considered in the planning process to mitigate risk and allow for growth. Net interest income has declined over the past three years, totaling $28.4 million, $30.2 million, and $36.6 million for the years ended December 31, 2009, 2008, and 2007, respectively. The decline in net interest income between 2007 and 2008 was primarily the result of significant declines in interest rates during 2008, while the decrease in net interest income between 2008 and 2009 was the result of both decreases in interest rates and declines in the average volumes of earning assets and interest-bearing liabilities. Average interest-earning assets increased approximately $14.5 million between 2007 and 2008, but declined $64.0 million between 2008 and 2009, as the Company reduced the size of the balance sheet and sought to control the rising level of problem assets. Of the $64.0 million decrease in earning assets between 2008 and 2009, $47.7 million was in loans, and an additional $15.5 million was in investment securities. During the last three years, the Company’s cost of interest-bearing liabilities has declined significantly as market rates of interest declined, with the average cost of interest-bearing liabilities dropping from 3.91% during 2007, to 2.75% during 2008, and then to 1.43% for the year ended December 31, 2009. During that three-year period, the mix of average interest-bearing liabilities changed, with interest-bearing deposits declining on average by $53.9 million between the years ended December 31, 2007 and 2008, and decreasing $36.4 million on average between the years ended December 2008 and 2009. Borrowings increased $73.5 million on average between the years ended December 31, 2007 and 2008 as the Company took advantage of low borrowing rates, and increased $8.5 million between the years ended December 31, 2008 and 2009.

New third paragraph

As a result of the economic downturn over the past three years, particularly in real estate market, the Company has experienced declines in the loan portfolio. The greatest decreases have been experienced in real estate construction and development loans and commercial and industrial loans, as the Company has reduced its exposure to real estate markets which have been hard hit over the past  three years. Loans decreased $48.2 million between December 31, 2007 and December 312, 2008, and decreased $40.0 million between December 31, 2008 and December 31, 2009. Total loans decreased an additional $13.4 million during the six months ended June 30, 2010. During these periods, real estate construction and development loans decreased nearly $50.0 million between December 31, 2007 and December 31, 2008, decreased $45.9 million between December 31, 2008 and December 31, 2009, and decreased $12.2 million between December 31, 2009 and June 30, 2010, as real estate construction has declined significantly in the San Joaquin Valley and California overall. The Company has not made any material additions to the real estate construction and development loan portfolio over the past several years as a result of the depressed real estate markets, and has focused its attention on working out existing construction loans in the portfolio. Real estate construction and development loans amounted to 33.8%, 27.7%, and 20.7% of the total loan portfolio at December 31, 2007, 2008, and 2009, respectively, and decreased to 18.8% of the total loan portfolio at June 30, 2010. Additionally, commercial real estate loans (a component of real estate mortgage loans) amounted to 16.0%, 15.8%, 23.0%,and 26.4% of the total loan portfolio at December 31, 2007, 2008, 2009, and June 30, 2010, respectively. Residential mortgage loans are not generally a large part of the Company’s loan portfolio, but some residential mortgage loans have been made over the past several years to facilitate take-out loans for construction borrowers when they were not able to obtain permanent financing elsewhere. These loans are generally 30-year amortizing loans with maturities of between three and five years. In addition, the Company purchased two real estate mortgage pools in the past which totaled $23.7 million, $21.0 million, and $18.4 million at December 31, 2007, 2008, and 2009, respectively. These real estate mortgage pools were subsequently sold during the second quarter of 2010. Residential mortgages totaled $37.2 million or 6.3% of the portfolio at December 31, 2007, $41.6 million or 7.7% of the portfolio at December 31, 2008, and $45.8 million or 9.0% of the portfolio at December 31, 2009. With the sale of the two residential mortgage pools during the second quarter of 2010, residential mortgages totaled $27.0 million of 5.4% of the total loan portfolio at June 30, 2010. Loan participations, both sold and purchased, have declined over the past three years as lending originations have slowed significantly and the loan participation market with it. As a result, loan participations purchased have declined from $49.8 million or 8.4% of the portfolio at December 31, 2007 to $36.0 million or 6.6% of the portfolio at December 31, 2008, to $23.8 million or 4.7% of the portfolio at December 31, 2009, and then to $21.5 million or 3.2% of the portfolio at June 30, 2010. In addition, loan participations sold have declined from $29.7 million or 5.0% of the portfolio at December 31, 2007 to $29.4 million or 5.4% of the portfolio at December 31, 2008, then to $15.6 million or 3.1% of the portfolio at December 31, 2009, and remained at $15.6 million or 3.2% of the portfolio at June 30, 2010.

Third paragraph revised

Continued weakness in the real estate markets and the general economy have impacted the Company’s operations during the past year with increased levels of nonperforming assets, increased expenses related to foreclosed properties, and decreased profit margins. Although the Company continues its business development and expansion efforts throughout its market area, increased attention has been placed on reducing nonperforming assets and providing customers more options to help work through this difficult economic period. Options have included a combination of rate and term concessions, as well as forbearance agreements with borrowers. While the level of restructured loans increased during 2009, and into 2010 to a balance of $29.1 million at June 30, 2010, total nonperforming loans have actually decreased approximately $3.9 million during the first six months of 2010.

Fresno and Kern Counties have both been heavily impacted by the real estate downturn over the past three years.  Prices have continued to decline slowly in these areas during 2010 even as they have stabilized or increased in other parts of California.  The fundamentals of the Fresno real estate market are more solid than other hard hit areas of inland California.  Both commercial and residential vacancy rates have increased during 2008, 2009, and into 2010, and remain significantly below the U.S. average and show little sign of overbuilding, and population growth has been relatively steady and not subject to the boom and bust of more exurban areas.  However, single family home permits in the Fresno area, which declined between 30% and 35% during both 2008 and 2009, have continued to decline in 2010 and foreclosure and mortgage negative equity rates remain among the top 20 metro areas in the U.S.  Employment and income growth in the Fresno area remains very slow, and in fact the unemployment in Fresno County has risen from a little over 8% in 2007 to almost 10% in 2008, almost 15% in 2009, and increased slightly above that in the first six months of 2010. A very high concentration of middle-class jobs in the Fresno area are dependent on state and local governments which are under very heavy pressure in the near term.  The next several years will likely remain very challenging for Fresno real estate, but the fundamentals suggest a strong recovery in commercial and residential development in the medium and long-term.

Kern County looks a little different than Fresno.  Kern County has performed slightly better in employment and income growth than Fresno County, but its real estate markets show greater signs of oversupply and stress from the foreclosure crisis over the past three years.  Commercial and residential vacancy rates have risen sharply in the Bakersfield area, and its foreclosure and negative equity rates are consistently in the top 10 in the U.S.  Business and residential vacancy rates of approximately of 4.2% during the second quarter of 2010 are now above the US average after being substantially below average two years ago.  The rate of population growth has fallen significantly from near 3% per year to between 1% and 1.5%, but remains above the state average.  Through the first 7 months of 2010, the value of commercial building permits has fallen faster than any other area of California, and single family homes also decline.  Due to higher inventories and exposure to foreclosures, it is anticipated that Kern County real estate will be slower to recover than Fresno.  On the positive side, the Bakersfield area continues to lead all inland California areas in job growth, and is enjoying the favorable economic climate for its oil industry which complements the Valley’s mainstay agriculture industry in this area.

Compared to most areas in California and the West, Santa Clara has experienced a steep “V” shaped recession.  Santa Clara has not been as heavily impacted by foreclosures and construction, but experienced a sharp decline in 2009 and has rebounded well through the first half of 2010.  Santa Clara is one of the few areas with consistent job and income growth in 2010 on the strength of its high-tech manufacturing sector that has benefited from increasing business investment.  It is one of the few areas where unemployment rates are lower in 2010 than in 2009.  Real estate prices have followed a similar pattern, posting some of the highest gains in the U.S. in 2010 after big declines in 2008 and 2009.  Foreclosure rates and negative equity rates are comparable to the rest of the U.S., but significantly lower than other areas in the West.  Above average job and income growth and very low vacancy rates in both the commercial and residential market mean that Santa Clara County should fare relatively well in a troubled regional real estate market..

Last paragraph – page 34

Nonperforming assets, which are primarily related to the real estate loan and property portfolio, remained high during the year ended December 31, 2009 as real estate markets continue to suffer from the mortgage crisis which began during mid−2007. Nonaccrual loans totaling $34.8 million at December 31, 2009, decreased $10.5 million from the balance reported at December 31, 2008, and decreased $20.4 million from the balance reported at September 30, 2009. In determining the adequacy of the underlying collateral related to these loans, management monitors trends within specific geographical areas, loan-to-value ratios, appraisals, and other credit issues related to the specific loans. Valuations on these loans and the underlying collateral continued to deteriorate during much of 2009, resulting in increased charge-offs and levels of impaired loans. Impaired loans increased $4.8 million during the year ended December 31, 2009 to a balance of $53.8 million at December 31, 2009, but decreased $20.0 million during the quarter ended December 31, 2009. Other real estate owned through foreclosure increased $6.1 million between December 31, 2008 and December 31, 2009, as transfers of $21.7 million in loans to other real estate owned during the year more than offset write-downs and sales of those assets during the year. As a result of these events, nonperforming assets as a percentage of total assets increased from 9.96% at December 31, 2008 to 12.56% at December 31, 2009.

The following table summarizes various nonperforming components of the loan portfolio, the related allowance for loan and lease losses and prevision for credit losses for the periods shown.

(in thousands)	June 30, 2010	Dec 31, 2009	Dec 31, 2008
Provision for credit losses during period	$2,150	$13,375	$9,526
Allowance as % of noperforming loans	38.24%	43.20%	25.24%

Nonperforming loans as % total loans	9.47%	9.99%	8.39%
Restructured loans as % total loans	5.88%	5.13%	-

Second paragraph – page 35

Management continues to monitor economic conditions in the real estate market for signs of further deterioration or improvement which may impact the level of the allowance for credit losses required to cover identified losses in the loan portfolio. As the real estate market declined through 2008 and accelerated throughout much of 2009 the level of problem assets increased, and valuations on many of those assets decreased resulting in increased charge-offs or write-downs of those assets. Greater focus has been placed on identifying and reducing the level of problem assets, while working with borrowers to find more options, including loan restructures, to work through these difficult economic times. As a result of these efforts, restructured loans increased from a single loan totaling $378,000 at December 31, 2008 to approximately 50 loans totaling $26.1 million at December 31, 209 and $29.1 million at June 30, 2010. Increased charge-offs resulting from the depressed real estate market, and significant provisions for loan losses made during 2009 materially impacted earnings, but the provisions made to the allowance for credit losses, totaling $1.4 million during the first quarter of 2009, $6.8 million during the second quarter of 2009, $435,000 made during the third quarter of 2009, and $4.8 million made during the fourth quarter of 2009, provided a level in the allowance for credit losses that is deemed adequate to cover inherent losses in the loan portfolio. The Company charged-off approximately 25 loans during 2007, compared to 50 during 2008, 70 during 2009, and 30 during the six months ended June 30, 2010. The percentage charge-offs to average loans were 0.8%, 0.9%, 1.9%, and 2.0% for the years ended December 31, 2007, 2008, 2009, and the six month ended June 30, 2010. As a Loan and lease charge-offs totaling $10.1 million during the year ended December 31, 2009 included $2.6 million during the quarter ended March 31, 2009, $1.5 million during the quarter ended June 30, 2009, $1.9 million during the quarter ended September 30, 2009, and an additional $4.2 million during the fourth quarter of 2009.

Third paragraph – page 35

Deposits increased by $53.2 million during the year ended December 31, 2009, with increases experienced in both interest-bearing checking accounts and time deposits. Increases in time deposits experienced during the later part of 2009 were the result of a plan to reduce the Company’s reliance on borrowed funds.

Brokered deposits and other wholesale funding sources were used to some degree to fund loan growth in 2007 and 2008, but the current state of the economy and the financial condition of the Company have made it increasingly important to continue to develop core deposits and reduce the Company’s dependence on brokered and other wholesale funding sources, including lines of credit the Federal Reserve Bank and the FHLB. The Company increased its efforts early in 2009 to develop core deposit growth with employee training throughout the entire organization and a deposit-gathering program that incented employees to bring in new deposits from our local market area and establish more extensive relationships with our customers. The Company continues its deposit gathering program and has committed additional resources to its efforts during 2010 including two full time employees dedicated to business development. As a result of the formal agreement with the Federal Reserve Bank issued in March 2010, the Bank will reduce its dependence on wholesale funding sources, including brokered deposits, to a level more in-line with peers, which is currently about 5% of total deposits. The Bank, as part of its Liquidity Improvement Plan, will reduce levels of brokered deposits to peer levels over a period of approximately two years.

While we still have a higher percentage of brokered deposits than peers at December 31, 2009, efforts to restructure the balance sheet through reducing the level of total assets, and specifically real estate loans, are proving successful. Total wholesale borrowings and brokered deposits decreased from $248.4 million at December 31, 2008 to $169.4 million at December 31, 2009, representing a decrease of $79.1 million, and the Company went from being a net purchaser of overnight funds at December 31, 2008 with $66.5 million in federal funds purchased to a net seller of overnight funds with $11.6 million in federal funds sold at December 31, 2009. Total wholesale borrowings and brokered deposits decreased d$19.5 million during the six months of 2010 to a balance of $149.9 million at June 30, 2010.

Item 11

Deposits – page 51

As a result of the March 2010 agreement with the Federal Reserve Bank, the Company will reduce its reliance on brokered and other wholesale funding sources. The Company has a written plan, approved by the Federal Reserve Bank, to improve its liquidity position which includes a timetable to reduce the Bank’s reliance on brokered deposits and other wholesale funding, and specific liquidity targets and parameters to meet contractual obligations and unanticipated demands. Under the plan, the Company will systematically reduce the level of brokered deposits to peer levels (as percentage of total deposits) over a period of approximately two years. This will be achieved by letting some or all of the maturing brokered deposits run-off as needed to achieve planned reductions in brokered deposits at the end of each quarter over the two-year period.

During the year ended December 31, 2009, increases were experienced in interest-bearing checking accounts and time deposits of $100,000 or more, while other deposit categories experienced small decreases. The Company increased brokered deposits during 2009 as part of its liquidity strategy to reduce dependence on overnight and term borrowings from the Federal Reserve and FHLB. Although pricing on borrowing remains attractive, access to credit lines has become more vulnerable as risk profiles of most banks, including the Company, have increased in the current economic environment. Pricing of brokered time deposits and other wholesale deposits remain extremely low at this time and have provided ~~currently provides~~ a viable alternate to borrowings from the Federal Reserve or the FHLB. The Company believes this rate structure will eventually turn, and wholesale funding sources, both deposits and borrowings, will again become expensive relative to other core deposits in the marketplace. Although ~~T~~the Company will continue to use pricing strategies to control the overall level of time deposits and other borrowings as part of its balance sheet ~~growth~~ and liquidity planning process, the recent agreement with the Federal Reserve Bank requires reductions in brokered deposits, which places increased emphasis on ~~but will continue to emphasize~~ core deposits as part of the Company’s ~~its~~ long-term relationship banking strategy.  As a result, core deposits, including NOW and money market accounts, and savings accounts, as well as noninterest-bearing checking accounts, continue to provide the Company’s primary funding source.

Asset Quality and Allowance for Credit Losses – page 53

As a result of the March 2010 agreement with the Federal Reserve Bank, the Company has written several plans to address the management of asset quality and the adequacy of the allowance for loan and lease losses. Specifically, the Company has three written plans which directly address these issues:

•
Plan to Strengthen Credit Risk Management Practices – includes the responsibility of Board to establish appropriate risk tolerance guidelines and limits, timely and accurate identification and quantification of credit risk, strategies to minimize credit losses and reduce the level of problem assets, procedures for the ongoing review of the investment portfolio to evaluate other-than-temporary-impairment, stress testing for commercial real estate loans and portfolio segments, and measures to reduce the levels of other real estate owned.

•
Plan to Improve Adversely Classified Assets – Includes specific plans and strategies to improve the Bank’s asset position through repayment, amortization, liquidation, additional collateral, or other means on each loan, relationship, or other asset in excess of $1.5 million including OREO, that are past due more than 90 days as of the date of the written agreement.

•
Plan for Maintenance of Adequate Allowance for Loan Losses – Includes policies and procedures to ensure adherence to the Bank’s revised ALLL methodology, provides for periodic reviews of the methodology as appropriate, and provides for review of ALLL by the Board at least quarterly.

Also as part of the agreement with the Federal Reserve Bank, Board oversight has been enhanced to monitor the operations of the Company including, but not limited to, asset improvement and adequacy of the allowance for loan and lease losses. With regard to asset improvement, the Company will not, directly or indirectly, extend, renew, or restructure any loan to any borrower, including any related interest of the borrower, whose loans were criticized by the Federal Reserve Bank in their June 2009 examination, or any subsequent examination, without prior approval of a majority of the Board of Directors. Any extensions of credit, renewals, or restructurings on loans to such borrowers approved by the Board of Directors, will be supported with detailed written justification. Any additional loan, relationship, or asset in excess of $1.5 million that becomes past due more than 90 days, will be subject to a written plan to improve the Company’s position with regard to the asset, and that plan will be submitted to the Federal Reserve Bank. The Company will submit written reports to the Federal Reserve Bank on a quarterly basis to include updates to progress made on asset improvement, as well as review and monitoring of the adequacy of the allowance for loan and lease losses.

Capital Adequacy – page 66

Pursuant to the March 2010 Agreement with the Federal Reserve Bank, the Company and the Bank are required to maintain sufficient capital to support current and future capital needs, including compliance with Capital Adequacy Guidelines taking into account the volume of classified assets, concentrations of credit, the level of the allowance for loan losses, current and projected growth, and projected retained earnings.

As part of the Agreement, the Company has written, and submitted to the Federal Reserve Bank, a capital plan that includes guidelines and trigger points to ensure sufficient capital is maintained at the Bank and the Company, and that capital ratios are maintained at a level deemed appropriate under regulatory guidelines given the level of classified assets, concentrations of credit, ALLL, current and projected growth, and projected retained earnings. The capital plan also contains contingency strategies to obtain additional capital as required to fulfill future capital requirements for both the Bank as a separate legal entity, and the Company on a consolidated basis. The capital plan also addresses the requirement of both the Bank and the Company to comply with the Federal Banks’ Capital Adequacy Guidelines, and contingency plans to ensure the maintenance of adequate capital levels under those guidelines.

Dividends – page 67

Dividends paid to shareholders by the Company are subject to restrictions set forth in the California General Corporation Law. The California General Corporation Law provides that a corporation may make a distribution to its shareholders if retained earnings immediately prior to the dividend payout are at least equal the amount of the proposed distribution.  The primary source of funds with which dividends will be paid to shareholders will come from cash dividends received by the Company from the Bank.

As noted earlier, the Company and the Bank have entered into an agreement with the Federal Reserve Bank that, among other things, require us to obtain the prior approval before paying a cash dividend or otherwise making a distribution on our stock, increasing debt, repurchasing the Company’s common stock, or any other action which would reduce capital of either the Bank or the Company. In addition, effective October 1, 2009, the Company ~~has~~ elected to defer regularly scheduled quarterly interest payments on its junior subordinated debentures issued in connection with its trust preferred securities. Under the subordinated debenture indenture agreement, ~~T~~the Company is prohibited from paying any dividends or making any other distribution on its common stock for so long as interest payments are being deferred. In addition, under the agreement with the Federal Reserve Bank, the Company is now prohibited from making interest payments on the junior subordinated debentures without prior approval of the Federal Reserve Bank. During the year ended December 31, 2009, the Company received $200,000 in cash dividends from the Bank. During the same period, the Company paid $6,000 in cash dividends to shareholders representing cash-in-lieu amounts paid in connection quarterly stock dividends.

The Bank as a state-chartered bank is subject to dividend restrictions set forth in California state banking law, and administered by the California Commissioner of Financial Institutions (“Commissioner”). Under such restrictions, the Bank may not pay cash dividends in an amount which exceeds the lesser of the retained earnings of the Bank or the Bank’s net income for the last three fiscal years (less the amount of distributions to shareholders during that period of time). If the above test is not met, cash dividends may only be paid with the prior approval of the Commissioner, in an amount not exceeding the Bank’s net income for its last fiscal year or the amount of its net income for the current fiscal year. Such restrictions do not apply to stock dividends, which generally require neither the satisfaction of any tests nor the approval of the Commissioner. Notwithstanding the foregoing, if the Commissioner finds that the shareholders’ equity is not adequate or that the declarations of a dividend would be unsafe or unsound, the Commissioner may order the state bank not to pay any dividend. The FRB may also limit dividends paid by the Bank. As noted above, the terms of the regulatory agreement with the Federal Reserve prohibit both the Company and the Bank from paying dividends without prior approval of the Federal Reserve.

Item 12

See Appendix 2

Item 13

<No Appendix>

Item 14

<No Appendix>

Item 15

Although the total loan portfolio has declined over the past three years from $591.1 million at December 31, 2007 to $543.3 million at December 31, 2008, to $507.7 million at December 31, 2009, and then to $494.6 million at June 30, 2010, the level of nonperforming loans has increased over the past three years, but declined from $51.1 million at December 31, 2009 to $46.9 million at June 30, 2010. During the same period, total classified loans increased to a high of $82.7 million at December 31, 2008 and then decreased to $69.6 million at December 31, 2009 and then decreased to $54.6 million at June 20, 2010.

	June 30,	December 31,	December 31,	December 31,
	2010	2009	2008	2007
Allowance for loan losses - period end	$12,057	$15,016	$11,529	$7,431

Net loans charged off during period	(5,109)	(9,888)	(5,428)	(4,429)
LLR Provision during period	2,150	13,375	9,526	6,231

Loans outstanding at period-end	$494,463	$507,709	$543,317	$591,056
ALLL as % of loans at period-end	2.44%	2.96%	2.12%	1.26%

Nonaccrual loans	$31,531	$51,096	$45,671	$16,158
Restructured Loans	15,341	0	0	23
Total nonperforming loans	46,872	51,096	45,671	16,181
ALLL as % of nonperforning loans	25.72%	29.39%	25.24%	45.92%

Impaired loans	$46,653	$53,794	$48,946	$15,202
Classified loans not considered impaired	7,963	15,816	33,758	31,135
Total classified loans	$54,616	$69,610	$82,704	$46,337
ALLL as % of classified loans	22.08%	21.57%	13.94%	16.04%

During the three years ended December 31, 2007, 2008, and 2009 net loan charge-offs increased from $4.4 million during 2007 to $5.4 million during 2008 and $9.9 million during 2009, while at the same time increased provisions for loans losses over those three years enabled the Company to increase the allowance for loan losses from $7.3 million at December 31, 2007 to $11.5 million at December 31, 2008, and then to $15.0 million at December 31, 2009. Over the period between December 31, 2007 and December 31, 2009, the allowance for loan losses increased as a percentage of classified loans from 16.4 % at December 31, 2007 to 21.6 % of classified loans at December 31, 2009. During the second quarter of 2010, two nonaccrual loans had charge-offs totaling approximately $3.0 million. Excluding these two charge-offs, the ratio of allowance to nonperforming loans and the ratio of allowance to total classified loans would have been 30.2% and 26.1%, respectively, at June 30, 2010, representing increases in both ratios from those reported at December 31, 2009. Both of these loans had been fully reserved at December 31, 2009 for the amount of the charge-offs taken during 2010.

Between December 31, 2007 and December 31, 2009, impaired loans increased from $15.2 million at December 31, 2007 to $53.8 million at December 31, 2009, and nonaccrual loans, most of which are generally included in impaired loans, increased proportionately also. During the same period the overall level of the loan portfolio, including pass loans, was decreasing, as was the level of classified loans not considered impaired. This placed additional emphasis on specific reserves for impaired loans, while the level of loans subject to a formula reserve has been steadily declining since December 31, 2007. Total special mention loans and substandard loans not considered impaired have also been decreasing since December 31, 2008. As impaired loans increased, specific reserve related to impaired loans increased from $982,000 at December 31, 2007 to $5.0 million at December 31, 2008, then to $8.0 million at December 31, 2009. Specific reserves declined to $5.1 million at June 30, 2010 primarily as the result of $3.0 million charged-off between two impaired loans during the second quarter of 2010. The most severe decrease in asset valuations and increase in impaired and classified assets occurred during 2009, while both factors showed slowed deterioration and some improvement during the first six months of 2010. While the total of special mention loans, substandard loans not considered impaired, and pass loans, have decreased since December 31, 2008, the formula reserves related to those loans has remained level over the period and has increased as a percent of those loans totals from 1.3% at December 31, 2008 to 1.6% at both December 31, 2009 and June 30, 2010 as the result of portfolio mix and modest increases in loss factors applied to those non-impaired loans. The increase in nonperforming loans during 2008 and 2009 is due in part to two large real estate construction development relationships in Kern County which totaled approximately $17.8 million of 34.8% of nonperforming assets at December 31, 2009.

For loans other than impaired under SFAS No. 114, Loss factors were used to develop a range of estimated allowance for loan losses. The loss factors are based on either Bank historical losses for each of the eleven loan segments (discussed in Asset Quality and Allowance for Credit Losses section of Management’s Discussion and Analysis of Financial Condition and Results of Operations) over a rolling twelve quarter time horizon, or for those segments that have not historically had any losses, computed loss factors developed from Federal Reserve quarterly data of charge off rates seasonally adjusted for All Banks other than the 100 largest. These loss factors are adjusted by an aggregation of qualitative factors to account for ten subjective areas covering portfolio trends, economic conditions, concentrations, competition, level of participations, loan review and oversight, lending policies and staff.

The most prominent qualitative factors used to help determine the level of allowance for loan losses at June 30, 2010 were as follows:

▪
The high level of delinquency and nonaccrual loans remains high, but there continues to be ongoing declines in nonperforming assets, that began in the third quarter of 2009. The level of delinquent and nonaccrual loans is indicative of continued high inherent risk within the portfolio at June 30, 2010, even though all groups within these sectors appear adequately reserved.

▪
The June 30, 2010 loans outstanding are less than the median for the prior year, indicating a contraction in the portfolio by $40 Million over the past 12-months or 7.72%.  The Bank’s goal is to continue to reduce the loan portfolio and shrink the Bank.

▪
While the statistical data would suggest that the U. S. is in an economic recovery and warrant consideration for a decrease because of the improving statistical economic data; due to the continued uncertainty resulting is volatile markets changes and the prognosis that the markets will be sluggish and lethargic into and through 2011, the factor will not be adjusted downward, but will be maintained at the current level.

▪
Single family residential construction loan concentration levels as well as commercial real estate concentration level continue to decline. While restrictions on new residential acquisition and development loans are in place, the existing portfolio represents higher risk due to the slowed market absorption and the increased level of illiquidity.  However, the construction portfolio is both down in absolute dollars and as a percent of capital below the Banks’ minimum concentration limits.

▪
Competition is almost non-existent for new transactions, but also the market is very narrow and illiquid, increasing risk levels due to the inability of customers to refinance debt. A significant number of borrowers report difficulties finding loans.

▪	Purchased participations have declined, both in dollar and percentage of capital from high, but have been stable for most of 2010.

▪
The lending policies were enhanced during each quarter of 2008, were revised in 2009 and have had revisions in 2010 to incorporate more conservative underwriting guidelines.  New credits undergo enhanced critical review in the approval process. The Bank is taking a very proactive stance in underwriting loans and risk ratings.

Item 16

<No Appendix>

Item 17

<No Appendix>

Item 18

<No Appendix>

Item 19

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures:

We maintain controls and procedures designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to record, process, summarize and disclose this information within the time periods specified in the rules promulgated by the SEC. Our Chief Executive and Chief Financial Officers are responsible for establishing and maintaining these disclosure controls and procedures and as required by the rules of the SEC, to evaluate their effectiveness. Based on their evaluation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive and Chief Financial Officers believe that these procedures are functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosures.

a) Management’s Report on Internal Control Over Financial Reporting

Management of United Security Bancshares and Subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2009. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

The Company’s system of internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control, and accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation and fair presentation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 based upon criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, Management determined that the Company’s internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to the attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

 ~~As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer, and the Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the Securities and Exchange Act Rule 13(a)−15(e). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective on a timely manner to alert them to material information relating to the Company which is required to be included in the Company’s periodic Securities and Exchange Commission filings.~~

(b) Changes in Internal Controls over Financial Reporting: During the quarter ended December 31, 2009, the Company did not make any significant changes in, nor take any corrective actions regarding, its internal controls over financial reporting or other factors that could significantly affect these controls.

The Company does not expect that its disclosure controls and procedures and internal control over financial reporting will prevent all error and fraud. A control procedure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedure are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns in controls or procedures can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any control procedure is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control procedure, misstatements due to error or fraud may occur and not be detected.

~~Management Report on Internal Control over Financial Reporting:~~

~~MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING~~

~~Management of United Security Bancshares and Subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2009. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.~~

~~The Company’s system of internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with in the Company's definitive Proxy Statement for its 2010 Annual Meeting of Shareholders ("Proxy Statement").~~

Item 20

<No Appendix>

Item 21

Consideration of Director Nominees

Shareholder Nominees and Shareholder Process to Submit Director Candidates

United Security Bancshares’ independent directors meeting in executive session will consider candidates nominated by shareholders for next year’s meeting if the nomination is made in writing.  Shareholder nominations must be made in accordance with the procedures outlined in the Company’s Bylaws and must be addressed to the

Corporate Secretary
United Security Bancshares
2126 Inyo Street
Fresno, California 93721

Shareholders who wish to nominate a candidate for consideration by the executive committee (“Independent Executive Committee”) of independent directors of our Board of Directors must comply with the procedures outlined herein. The Independent Executive Committee will evaluate qualified candidates in the same manner as nominees submitted by the Board as set forth in the section below entitled “Selection and Evaluation of Director Candidates.”

Authority to Make Nominations.  Pursuant to our Bylaws, nominations for Directors may be made by the Board of Directors or by any holder of record of any outstanding class of capital stock of the Company entitled to vote for the election of Directors.

Nomination Procedure.  Shareholder nominations for Directors must be made in writing and delivered or mailed to the President of the Company by the later of: (i) the close of business twenty-one (21) days prior to any meeting of shareholders called for the election of directors; or (ii) ten (10) days after the date of mailing of notice of the meeting to shareholders.

Any shareholder nomination must be accompanied by a written statement signed and acknowledged by the nominee consenting to his or her nomination and agreeing to serve as director if elected, and must contain the following information, to the extent known to the nominating shareholder:

•	The name and address of each proposed nominee;
•	The principal occupation of each proposed nominee;
•	the number of shares of capital stock of the corporation owned by each proposed nominee;
•	the name and residence address of the notifying shareholder;
•	the number of shares of capital stock of the corporation owned by the notifying shareholder;
•
the number of shares of capital stock of any bank, bank holding company, savings and loan association or other depository institution owned beneficially by the nominee or by the notifying shareholder and the identities and locations of any such institutions and;

•
whether the proposed nominee has ever been convicted of or pleaded nolo contendere to any criminal offense involving dishonesty or breach of trust, filed a petition in bankruptcy or been adjudged bankrupt.

Process for Identifying and Evaluating Candidates.

The Independent Executive Committee’s process for identifying and evaluating director candidates is as follows:

•	The Independent Executive Committee identifies the need to add new members to the Board with specific criteria or to fill a vacancy on the Board.
•	The independent directors identify nominees by first evaluating the current members of the Board of Directors qualified and willing to continue in service
•
The Independent Executive Committee initiates a search, working with staff support and seeking input from the members of the Board and senior management of candidates including existing Board members that are willing to continue to serve as directors.  The Independent Executive Committee also considers any candidates recommended by shareholders.

•	The Independent Executive Committee identifies a potential slate of candidates, after taking account of the criteria discussed in the next section below.
•	The Independent Executive Committee determines if any Board members have contacts with the potential candidates.
•	The Chairman of the Board, the Chief Executive Officer and at least one member of the Independent Executive Committee interview prospective candidate(s) other than existing board members.
•	The Independent Executive Committee keeps the Board informed of the selection progress.

•
The Independent Executive Committee meets to consider and approve its slate of recommended candidates also using the criteria discussed in the next section below.  The Independent Executive Committee in evaluating existing directors as nominees and nondirectors as nominees balances the value of continuity of service by existing members of the Board with that of obtaining a new perspective.  The Independent Executive Committee

•	The Nominating and Corporate Governance Committee presents its slate of recommended candidates to the Board and seeks the Board’s endorsement of such candidate(s).
•	The Board has the full prerogative to modify the director slate recommended by the Nominating and Corporate Governance Committee.
•
There is no third party that we currently pay to assist in identifying or evaluating potential director nominees. The Nominating and Corporate Governance Committee’s process for identifying and evaluating nominees for directors will not materially differ based on whether or not the nominee is recommended by a security holder.

Criteria for recommending and selection of director nominee candidates

The main criteria used by the Independent Executive Committee for identifying candidates for membership on the Board are the character, judgment, leadership ability and business experience, as well as the ability of such candidate to add to the Board’s existing strengths. This assessment typically includes issues of expertise in industries important to United Security Bancshares, functional expertise in areas such as marketing, human resources, operations, finance and information technology and an assessment of an individual’s abilities to work constructively with the existing Board and management, all in the context of an assessment of the perceived needs of the Board at that point in time. The Independent Executive Committee does not have any written specific minimum qualifications or skill requirements that must be met by either their candidates or shareholder-recommended candidates in order to serve on the Board.  While no specific diversity policy exists, when identifying and evaluating new directors, the Independent Executive Committee considers the diversity and mix of the existing Board, including, but not limited to, such factors as: the age of the current directors, their geographic location (being a community bank, there is a strong preference for local directors), their background, skills, employment experience and community representation, the minority and female representation on the Board, public interest considerations and the implementation of United Security Bancshares’ strategic plan.

Among other things, when examining a specific candidate’s qualifications, the Independent Executive Committee considers the candidate’s: ability to represent the best interests of United Security Bancshares, existing relationships with United Security Bancshares, interest in the affairs of United Security Bancshares and its purpose, the ability to fulfill director responsibilities, reputation within United Security Bancshares’ community, community service, integrity, ability to develop business for United Security Bancshares and the ability to work as a member of a team. All nominees to be considered at the Meeting were recommended by the Independent Executive Committee.

Item 22

Elements of Compensation

Salaries

The Committee determines the levels of the components of executive compensation after reviewing the peer and other data. Outside consultants may be utilized to assist the Committee in the effort though no such consultants were used in 2009. Executive salaries are reviewed annually, but once established, are typically left unchanged for a period of years. Prior to January 2010, salaries were last increased in January 2006. The Committee recognizes that without annual increases, Company executive salaries drift below peer average salaries. The Committee practice of not granting annual salary increases was linked to executive incentive compensation of Company net income. In January 2010, the Committee delinked executive compensation from Company net income and determined that executive compensation be administered at the discretion of the Committee. This was done to reduce the potential imbalance in the focus by management on short run profits and insufficient focus on risk. At the same time, the Committee increased the annual base salary of Mr. Woods to $480,000 and the annual base salaries of the Chief Credit Officer, the Chief Operating Officer and the Chief Financial Officer to $150,000. Mr. Donahue, the Company's Chief Financial Officer was promoted to Executive Vice President and Chief Administrative Officer with an annual salary of $190,000.

Incentive Compensation

Incentive compensation was linked to net income for all five executive officers for 2009. No incentive bonus was earned or paid for any executive officer in 2009. For 2010 the discretionary incentive bonus administered by the Committee will consider a number of factors including overall Company performance, asset quality, compliance and other performance measurements.

Item 23

Nominees

Dennis Woods

Chairman of the Board

Director since 2001

Mr. Woods is the founding chairman of the Bank, and assumed the additional duties of President and CEO in 1993. In Mr. Woods' previous business career he was the President and CEO of Hestbeck’s Incorporated, a diversified wholesale and retail food distribution company, operating retail grocery stores and U.S.D.A. inspected meat processing plants. His tenure was from 1970 through 1993, when he retired and took over the President and C.E.O. duties at the bank. His real estate ownership has included commercial warehouses, apartments and residential real estate investments for more than 30 years. He is involved in the development and farming of pistachio and almond farms from 1980 until the present. He has served on the following boards: Hestbecks Incorporated; United Security Bancshares; Pacific Coast Bankers Bank; California State University Fresno Bulldog Foundation; State Center Community College; United Way of Fresno County; Northern California Loan Fund Advisory and Denwoods Farm Company to list a few. Mr. Woods’ extensive background in various businesses, all well as his involvement in local real estate markets over the past 30 years qualifies him for service as a director. ~~a wholesale and retail food distribution company for over 20 years. Additional businesses he has been involved with are the real estate investment business, as well has diversified farming for the last 30 years. Mr. Woods has also continuously served over the years on the boards of directors of a number of non-profit organizations.~~

Ronnie D. Miller

Vice Chairman

Director since 2001

Mr. Ronnie Miller has lived in Fresno, California for nearly 68 years. Mr. Miller has been involved in the auto sales industry in the Fresno area since 1972. He is currently the President of Ron Miller Enterprises, Inc., dba Fresno Motor Sales and Fresno Commercial Lenders which has been operating more than 21 years. He is active in the Fresno community as a commercial lender. He has been a real estate investor in the Fresno area for many years and currently owns a number of commercial and residential properties. Mr. Miller's relevant experience in operating an automobile dealership and lender, as well as his knowledge of local real estate markets, qualifies him for service as a director.

Robert G. Bitter, Pharm. D.

Corporate Secretary

Director since 2001

Dr. Bitter has lived in Madera, California for nearly 32 years. He is a clinical pharmacist at Madera Community Hospital and also the owner of Brenda Creek Ranch raising chickens on contract and farming pomegranates.  He is a 75% owner in the Selma Shopping Center. He has been active in Rotary for fort-two years, serving as president of the Selma Rotary Club and the Madera Sunrise Rotary Club.  H served District Governor of District 5220 during the 1987-1988 Rotary year.  He has been awarded Rotary’s highest honor, the Service Above Self Award, and is the recipient of The Rotary Foundation Citation for Meritorious Service and the Distinguished Service Award. He has worked extensively with youth in the community, particularly with the High School Interact Club. Through Rotary, he is involved in many diverse International Service activities, currently as Zone Representative for the Open World Program bringing Russian government people to the United States to learn of democracy first hand.  He also works with The Wheelchair Foundation to purchase and distribute wheelchairs to third world countries.  Dr. Bitter's relevant experience in operating in different and diverse businesses, including real property management qualifies him for service as a director.  His Rotary work has given him the opportunity of working with persons in many languages and cultures where he has gained an in depth knowledge of multiple of people diversity.

~~Dr. Bitter has lived in Madera, California for nearly 32 years. He is a clinical pharmacist at Madera Community Hospital and also the owner of Berenda Creek Ranch and a partner in Selma Shopping Center. He is active in the Madera Sunrise Rotary Club and is a Past District Governor of District 5220. He has worked extensively with youth in the community, particularly with the High School Interact Club. Through Rotary, he is involved in many diverse International Service activities. Dr. Bitter's relevant experience in operating in different and diverse businesses including real property management qualifies him for service as a director.~~

Stanley J. Cavalla

Director since 2001

Mr. Cavalla has lived in Fresno County for nearly 59 years. He is President of Suburban Steel, Inc. and Vice President of Tri State Stairway Corp. He is active in Fresno County as business and farmer. Mr. Cavalla's relevant experience as an executive in managing, operating manufacturing and farming businesses within the Company’s market area qualifies him for service as a director.

Tom Ellithorpe

Director since 2001

Mr. Ellithorpe has lived in Fresno, California for nearly 54 years. He is the owner of Insurance Buying Service. He is active in the Fresno community as an insurance broker, and has been involved in the California insurance industry since 1972. He has also been involved in a number of business ventures in the Company’s market area including agricultural ventures.~~.~~ Mr. Ellithorpe's relevant experience as an executive in the insurance industry and his understanding of risk management, as well as his involvement as a businessman in the local market area, qualifies him for service as a director.

R. Todd Henry

Director since 2003

Mr. Henry has lived in Coursegold, California for nearly 10 years. He is a Certified Public Accountant (became inactive in October 2009), dba Henry & Company. Mr. Henry has a Masters degree in accounting and worked for Price Waterhouse from 1981 through 1987 achieving the level of tax manager before his departure in 1987. In 1987, Mr. Henry and a partner Mr. Thompson, formed Thompson, Henry & Company, a CPA firm they operated through 2004 preparing financial statements and tax returns for a variety of clients in a variety of industries. In 2004, Mr. Henry formed Henry & Company, a CPA firm he operated as a sole proprietor with a staff of 15 employees. In December 2009, Mr. Henry sold Henry & Company to devote more time to his farming interests which he had been developing for a number of years. He is currently ~~also~~ a principal and sole owner of Westside Farming and managing partner of Henry Family Farms LP. Mr. Henry's relevant experience as a certified public accountant and knowledge of auditing, taxation, accounting and finance, and exposure to a variety of business issues, qualifies him for service as a director, and the audit committee’s financial expert.

Robert M. Mochizuki

Director since 2004

Dr. Mochizuki has lived in Fresno, California for nearly 11 years. He is an orthopedic surgeon and CEO of Arthroscopic Surgery Associates Corp. He is active in the Fresno community as a practicing orthopedic surgeon affiliated with Saint Agnes Medical Center, Fresno Surgical Hospital and Summit Surgery Center. Mr. Mochizuki began his medical career and medical business in 1980 as a solo orthopedic surgery practice with two employees. At that time he was responsible for all aspects of the business including insurance contracts, billing, accounts receivable and collections, patient care and all other aspects of operating a service type of business. In 1987 Mr. Mochizuki formed a partnership with another orthopedic surgeon increasing the size of the business to four orthopedic surgeons and thirty employees. In 1997 Mr. Mochizuki again merged businesses to become Orthopedic Associates, the second largest orthopedic practice between Bakersfield and Sacramento, with ten orthopedic surgeons and sixty employees. As CEO of Orthopedic Associates, Mr. Mochizuki was responsible for all aspects of the business including direct supervision of the billing department, insurance contract negotiations, managing cash flow and oversight of the company’s pension plan. During Mr. Mochizuki’s tenure as CEO, Orthopedic Associates acquired an underperforming surgery center, and successfully turned the business around improving the service provided to the local community. Mr. Mochizuki has been involved with real estate development and ownership since 1982 when he invested in two redevelopment projects in Hanford, California. Since that time, Mr. Mochizuki has been involved in a number of real estate development projects in the San Joaquin Valley and Northern California including condominiums, a fast food restaurant, various medical professional office buildings, industrial development and other various lease investments..   Mr. Mochizuki's wide-array of relevant experience in managing and operating different businesses, as well as real estate development and investment, qualifies him for service as a director.

Walter Reinhard

Director since 2001

Mr. Reinhard has lived in Fresno, California for nearly 60 years. He is retired, and formerly the owner and president of Reinhard Cabinet Shop Inc. As owner of Reinhard Cabinet Shop Inc. Mr. Reinhard was involved in the daily operations of the business. Mr. Reinhard's relevant experience as a former owner and operator of Reinhard Cabinet Shop Inc. and understanding of business operations qualifies him for service as a director.

John Terzian

Director since 2001

Mr. Terzian has lived in Fresno, California for nearly 60 years. He was former owner and president of Tollhouse Enterprises, Inc. dba Peacock Market. As the owner of Peacock Market, Mr. Terzian was involved over many years with all aspects of the day-to-day operations of the business including purchasing, inventory control, employee relations, as well as budgeting, cashflow, and financial analysis of the business. He also served on various local and California grocery associations during his career in the grocery industry. He is active in the Fresno community as a volunteer for the American Cancer Society. Mr. Terzian's relevant experience as a former businessman in the grocery industry and his ongoing involvement with rental real estate properties in the Company’s market area qualifies him for service as a director.

Michael Woolf, D.D.S.

Director since 2005

Dr. Woolf has lived in Fresno, California for nearly 45 years where he ~~. He~~ is a dentist. He is active in the Fresno community as a dentist and has been an active farmer for 28 years. Dr. Woolf has been active in the Pistachio farming business since 1985 during which time he developed pistachio production and managed pistachio crop sales for Woolf Enterprises, and started Mike Woolf Farming Company in 2003. Dr. Woolf has had long been involved in the Western Pistachio Association where he been a board member for 18 years, chairman of the board for 16 years, and a Pistachio PAC board member for 10 years. He has been actively involved with various dental societies, including Fresno Madera Dental Society, California Dental Association, American Dental Association, and has been a board member of Fresno Metropolitan Museum Board of Trustees, and Carden Private School. Dr. Woolf's relevant experience as dentist, farmer, and member of various Boards and his understanding of the community qualifies him for service as a director.

Item 24

Certain Transactions

Some of the directors and executive officers of United Security Bancshares and their immediate families, as well as the companies with which they are associated, are customers of, or have had banking transactions with, United Security Bank in the ordinary course of United Security Bank’s business, and United Security Bank expects to have banking transactions with such persons in the future. In management’s opinion, all loans and commitments to lend in such transactions were made in compliance with applicable laws and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender ~~as those prevailing for comparable transactions with other persons of similar creditworthiness~~ and in the opinion of management did not involve more than a normal risk of collectibility or present other unfavorable features.

The Company maintains written policies and procedures for the review, approval or ratification of transactions with related persons including directors and executive officers. The policies and procedures cover extensions of credit to “Insiders”, defined as an executive officer, director, or principal shareholder and includes any related interest of such a person. The Company’s Credit Administration Department ("CA") is responsible for reviewing and ensuring compliance of all credit granted to Insiders and affiliated organizations. The CA presents all United Security Bank ("Bank") Insider loan requests to the Board of Directors for approval; monitoring outstanding balances; and ensuring that current financial information is maintained in credit files. In granting credit to Insiders, the Bank complies with the Federal Reserve Board Regulation “0” (12 CFR 215).

Extensions of credit to insiders must receive prior approval of a majority of the entire Board of Director's if the extension of credit, when aggregated with other credits to the person and related interest, exceeds the higher of $25,000 or 5% of the Bank's capital and unimpaired surplus. In no event may the Bank extend credit to any insider of the Bank or insider of its affiliates in an amount that, when aggregated with all other extensions of credit to that person, and all related interests of that person exceeds $500,000 except by complying with Regulation (12 CFR 215.4 (B)) through the prior approval by a majority of the Board of Directors and the interested person has abstained from participating directly or indirectly in the voting. Prior approval is not required for each individual advance or loan made pursuant to a line of credit that was the subject of any required Board of Directors approval within 14 months of the date of the making of the individual advance or loan.

Credit extensions to executive officers are prohibited except for:

• Credit in any amount to finance the education of the Officers' children.

• Credit in any amount to finance the purchase, construction, maintenance, or improvement of a residence owned by the Executive officer, provided the credit is secured by a first lien on the residence.

• Credit for any other purpose so long as the aggregate does not exceed 2.5% of the Bank's capital or $25,000. In no event will these credits total over $100,000.

• Extensions of credit to an executive officer and related interests may not exceed 15% for unsecured loans or 25% for secured and unsecured loans of the sum of shareholders' equity, allowance for loan losses, capital notes and debentures of the bank.

• Any extensions of credit to a partnership will be considered an extension of credit to each executive officer who is a member of the partnership. Extensions of credit to a partnership in which one or more executive officers are partners and, either individually or together, hold a majority interest, may not exceed the higher of 2.5% of capital and unimpaired surplus or $25,000 but in no event more than $100,000.

Appendix 2 - December 31, 2009

Memorandum

To: *Audit File – December 31, 2009*
Cc:
From: *Accounting/Finance*
Date: *01/08/2010*
Subject: *Analysis of CMO's for Other-than-temporary Impairment at12/31/09*

At December 31, 2009, the Company had investments in three collateralized mortgage obligations (CMO's) purchased in January of 2008. The three CMO's are carried as available-for-sale securities (AFS) pursuant to SFAS No. 115. The total book value at December 31, 2009 was approximately $14.3 million and the carrying value was $9.7 million representing an unrealized loss of approximately $4.6 million. The summary of the three CMO's (including OTTI adjustments) at December 31, 2009 is as follows:

RALI 2006-QS16 A10	Par	Book	Discount	% Disc
Original	8,116,898	7,913,976	(202,922)	-2.50%
Current	5,643,377	4,956,820	(686,557)	-12.17%

RALI 2006-QS8 A1	Par	Book	Discount	% Disc
Original	2,319,095	2,249,522	(69,573)	-3.00%
Current	1,724,691	1,476,584	(248,107)	-14.39%

CWALT 2006-QS8 A1	Par	Book	Discount	% Disc
Original	10,068,506	9,640,595	(427,911)	-4.25%
Current	8,254,227	7,839,561	(414,666)	-5.02%

The following table provides a reconciliation between the amortized cost and the net carrying amount of the three CMO's:

	RALI A10	RALI A1	CWALT	Total
Amortized cost - BAS	5,511,793	1,676,559	7,927,275	15,115,627
Less: OTTI 3/31/09 (G/L)	(131,337)	(31,956)	0	(163,293)
Less: OTTI 6/30/09 (G/L)	(202,079)	(37,772)	0	(239,851)
Less: OTTI 9/30/09 (G/L)	(127,102)	(101,939)	(87,714)	(316,755)
Less: OTTI 12/31/09 (G/L)	(94,455)	(28,308)	0	(122,763)
Total OTTI	(554,973)	(199,975)	(87,714)	(842,662)
Net amortized cost	4,956,820	1,476,584	7,839,561	14,272,965
Less unrealized loss	(1,650,394)	(480,978)	(2,427,413)	(4,558,785)
Net carrying amount	3,306,426	995,606	5,412,148	9,714,180

The Company elected to adopt the provisions of FSP FAS 115-2 effective March 31, 2009. Pursuant to the provisions of FSP FAS 115-2 the Company determined:

- As with September 30, 2009, the fair value for the CMO's in question is less than the balance sheet date at December 31, 2009, thus all are impaired.
- The Company does not intend to sell the CMO's and it is *NOT* more than likely that the Company will be required to sell the CMO's before the recovery of its amortized cost.
- The Company needs to determine whether the CMO impairment is other-than-temporary.
- The Company needs to determine whether a credit loss exists pursuant to the guidelines of FSP FAS 115-2 if it is determined that there is other-than-temporary impairment.

A security is deemed to be Other Than Temporarily Impaired (OTTI) when the holder of that security does not expect the recovery of the entire cost basis of that security (FSP FAS 115-2.)

In assessing the impaired securities to determine whether they are other-than-temporarily impaired, the Company utilized estimates of cash flows that a market participant would use in determining whether there has been an adverse change in the estimated cash flows. The Company utilized the aid of Performance Trust Capital Partners, a third party specialist and consultant in MBS and CMO products.

Pursuant to EITF 99-20 the Company analyzed whether it was probable that there had been an adverse change in cash flows from the cash flows previously projected (September 30, 2009). To determine this, we reviewed a number of factors including changes in delinquency rates, LTV ratios, agency ratings and market prices (see Appendix A). In addition, we reviewed anticipated cash flows projected by Performance Trust. The Company concluded that there had been adverse changes in the factors related to anticipated future cash flows including declines in agency ratings, as well as increases in delinquencies and CPR speeds. Market prices declined slightly between September 30, 2009 and December 31, 2009.

Performance Trust provided cash flow scenarios at the direction of the Company's management which incorporated what we believe are estimates of the most probable cash flows given current market information. The cash flow models utilized a "Geographical Affordability Scenario" whereby each loan is assigned a housing price appreciation scenario based upon information specific to particular MSA or Zip code areas. The model has the ability to run prepayment speeds of 6CPR, 8CPR or 15CPR. Historical and anticipated CPR speeds for these CMO's have been running in the 8CPR to 15CPR range, so we had Performance Trust run the model at both 8CPR and 15CPR speeds to estimate the range of probabilities.

In determining whether it was probable that there had been adverse changes in cash flows, and thus potential OTI, since September 30, 2009, the Company compared the present value of the remaining cash flows as estimated at September 30, 2009 against the present value of the same cash flows estimated at December 31, 2009, discounted at the CMO's yields at September 30, 2009. **The results of the analysis indicated that all three of the CMO's had experienced adverse changes in cash flows when compared to September 30, 2009 and thus needed to be further tested for other-than-temporary impairment**. The results are as follows:

9/30/2009 RALI A10	Current RALI A10	9/30/2009 RALI A1	Current RALI A1	9/30/2009 CWALT	Current CWALT
Yield 6/30/09	6.52%	6.52%	6.43%	6.43%	6.25%	6.25%
Present value	5,375,835	5,349,796	1,579,783	1,571,772	8,028,354	8,009,211
Difference		**(26,039)**		**(8,011)**		**(19,143)**

To determine whether there was other-than-temporary impairment, and the amount of the credit loss, if any, related to the CMO's with adverse cash flow conditions (FAS 115-2), the Company then calculated the present value of the expected cash flows from December 31, 2009 forward and compared those to the amortized cost at December 31, 2009 to determine the amount of credit loss, if any (see Appendix B.) CPR's used in all three cases were 3-month averages, and respective cash flows were interpolated from the 8CPR and 15 CPR cash flows provided from Performance Trust. We believe the 3-month averages are reasonable because they incorporate near-term changes and trends while taking out some of the increased volatility of the 1-month CPR figures. The Company will continue to utilize the 3-month average going forward to be consistent from period to period.

A summary of the results of the three CMO's determined to have other-than-temporary impairment are as follows:

	RALI A10 Total	RALI A1 Total	CWALT Total	Total
Rate - current yield	6.70%	6.88%	6.32%	
CPR used for current analysis	20.70	17.28	10.18	
Present value of cash flows	$4,956,820	$1,476,584	$7,880,263	$14,313,666
Amortized Cost - 12/31/09	5,051,275	1,504,892	7,839,561	14,395,728
Difference - Credit Loss 12/31/09	**(94,455)**	**(28,308)**	**40,702**	**(122,763)**
Previous OTTI cumulative adjustment	(460,518)	(171,667)	(87,714)	(719,899)
Cumulative OTTI - 12/31/09	(554,973)	(199,975)	(87,714)	(842,662)

As a result of the analysis, the Company has determined the two RALI CMO's were other-than-temporarily impaired, and that credit losses for those CMO's as defined under FSP FAS 115-2 totaled $122,763 pre-tax ($72,246 net of tax) for the quarter ended December 31, 2009. The amount of other-than-temporary impairment related to credit losses has been recognized in earnings as of December 31, 2009. The remainder of the impairment related to the CMO's has been recognized in other comprehensive income, net of taxes (as they have been in the past under SFAS No. 115).

A summary of the total impairment of the three CMO's at December 31, 2009 and the credit loss recorded during the fourth quarter of 2009 is as follows:

RALI 2006-QS1G A10 74922LAK9	RALI 2006 QS8 A1 75115AAA9	CWALT 2007-8CB A9 02150FAJ9	Total
Amortized cost (Bas)	$5,511,793	$1,676,559	$7,927,275	$15,115,627
Credit loss - previous periods	(460,518)	(171,667)	(87,714)	(719,899)
Net cost prior to credit loss	5,051,275	1,504,892	7,839,561	14,395,728
Credit loss (expense) 4th qtr	**(94,455)**	**(28,308)**	**0**	**(122,763)**
Other impairment (OCI)	(1,650,394)	(480,978)	(2,427,413)	(4,558,785)
Carrying amount	3,306,426	995,606	5,412,148	9,714,180
Total impairment	($1,744,849)	($509,286)	($2,427,413)	($4,681,548)

Appendix A:

United Security Bank
Investment Analysis - OTTI
December 31, 2009
(1/07/10)

	December 31, 2009	December 31, 2009	December 31, 2009	September 30, 2009	September 30, 2009	September 30, 2009	Difference 4th Qtr 2009	Difference 4th Qtr 2009	Difference 4th Qtr 2009
Name	CWALT 2007-8CB A9	RALI 2006-QS1G A10	RALI 2006 QS8 A1	CWALT 2007-8CB A9	RALI 2006-QS1G A10	RALI 2006 QS8 A1	CWALT 2007-8CB A9	RALI 2006-QS1G A10	RALI 2006 QS8 A1
CUSIP	02150FAJ9	749221AK9	75115AAA9	02150FAJ9	749221AK9	75115AAA9	02150FAJ9	749221AK9	75115AAA9
Tranche	A9	A10	A1	A9	A10	A1	A9	A10	A1
Par value (BAS)	$8,254,227	$5,643,377	$1,724,691	$8,454,012	$5,977,021	$1,802,222	($199,785)	($333,644)	($77,531)
Carrying amount (fair value)	$5,412,148	$3,306,426	$995,606	$5,555,977	$4,020,742	$1,111,070	($143,829)	($714,316)	($115,464)
Amortized cost before OTTI (BAS)	$7,927,275	$5,511,793	$1,676,559	$8,116,068	$5,836,353	$1,751,450	($188,793)	($324,560)	($74,891)
Realized loss (OTTI) thru period-end	($87,714)	($554,973)	($199,975)	($87,714)	($460,518)	($171,667)	$0	($94,455)	($28,308)
Net amortized cost	$7,839,561	$4,956,820	$1,476,584	$8,028,354	$5,375,835	$1,579,783	($188,793)	($419,015)	($103,199)
Unrealized gain (loss) - FAS115	($2,427,413)	($1,650,394)	($480,978)	($2,472,377)	($1,355,093)	($468,713)	$44,964	($295,301)	($12,265)
Market price	0.6557	0.5859	0.5773	0.6572	0.6727	0.6165	**(0.0015)**	**(0.0868)**	**(0.0392)**
Rating S&P - Current	CCC	CCC	CCC	CCC	CCC	CCC	**No Change**	**No Change**	**No Change**
Rating S&P - at purchase	AAA	AAA	AAA	AAA	AAA	AAA			
Rating Moody - Current	B3	Caa2	Caa2	B3	Caa2	Caa2	**No Change**	**No Change**	**No Change**
Rating Moody - at purchase	Aaa	Aaa	Aaa	Aaa	Aaa	Aaa			
Rating Fitch - Current	NA	C	C	NA	C	C	N/A	**No Change**	**No Change**
Rating Fitch - at purchase	NA	AAA	AAA	NA	AAA	AAA			
Delinquent % - 30-59 days	5.27%	6.13%	5.33%	5.46%	5.04%	4.63%	-0.19%	**1.09%**	**0.70%**
Delinquent % - 60-89 days	3.03%	2.92%	3.25%	2.88%	3.87%	3.52%	**0.15%**	-0.95%	-0.27%
Delinquent % - 90+ days	8.84%	8.46%	7.04%	6.40%	7.18%	5.95%	**2.44%**	**1.28%**	**1.09%**
Foreclosure	6.92%	17.45%	17.82%	6.64%	14.55%	16.38%	**0.28%**	**2.90%**	**1.44%**
REO	1.57%	1.22%	1.13%	0.77%	2.38%	1.49%	**0.80%**	-1.16%	-0.36%
% LTV - LT 70%	58.52%	27.98%	24.94%	58.86%	27.44%	24.28%	**-0.34%**	0.54%	0.66%
% LTV - 70 - 80%	35.94%	64.44%	66.63%	35.68%	65.18%	67.36%	0.26%	**-0.74%**	**-0.73%**
% LTV - 80 - 90%	3.80%	6.43%	6.85%	3.81%	6.25%	6.78%	**-0.01%**	0.18%	0.07%
% LTV - GT 90%	1.74%	1.15%	1.58%	1.65%	1.13%	1.58%	0.09%	0.02%	0.00%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	**0.00%**	**0.00%**	0.00%
Credit support - present	9.09%	1.99%	2.48%	9.38%	4.14%	4.35%	**-0.29%**	**-2.15%**	**-1.87%**
Credit support - original	9.41%	6.75%	6.75%	9.41%	6.75%	6.75%	0.00%	0.00%	0.00%
Credit coverage for 30 - 90+ days	76.58%	17.49%	24.10%	101.08%	37.47%	45.93%	**-24.50%**	**-19.98%**	**-21.83%**
CPR - 1 month	9.65	17.60	16.83	11.05	25.68	19.60	(1.40)	(8.08)	(2.77)
CPR - 3 months	10.18	20.70	17.28	12.96	19.35	15.53	(2.78)	**1.35**	**1.75**
CPR - 6 months	11.58	20.03	16.41	13.48	17.32	16.14	(1.90)	**2.71**	**0.27**
CPR - 12 months	12.12	17.64	15.51	11.38	14.34	14.06	**0.74**	**3.30**	**1.45**
CPR - Life	10.46	14.35	15.22	10.51	13.74	15.05	(0.05)	**0.61**	**0.17**

Appendix B:

United Security Bank
CMO Analysis - Other than Temporary Impairment
Pursuant to Early Adoption of SFAS No. 115-2
December 31, 2009

Comparison of Cash Flows from 12/31/09 forward compared to Current Amortized Cost:
(Credit Loss at December 31, 2009)

Rate - current yield	6.70%	6.88%	6.32%
CPR used for current analysis (3 month avg)	20.70	17.28	10.18
Amortized Cost - 12/31/09	5,051,275	1,504,892	7,839,561
Difference - Credit Loss if negitive	**(94,455)**	**(28,308)**	**40,702**
Present value of cash flows	4,956,820	1,476,584	7,880,263

	RALI A10 Total	RALI A1 Total	CWALT Total
2010	1,677,158	440,114	1,659,593
2011	1,230,961	351,884	1,341,000
2012	885,992	260,574	1,166,250
2013	651,305	197,870	994,110
2014	482,492	152,108	854,386
2015	357,434	117,591	736,201
2016	264,124	92,412	631,563
2017	194,505	72,361	563,330
2018	138,706	55,723	492,030
2019	96,556	42,800	424,199
2020	64,808	32,763	366,009
2021	40,924	25,072	316,232
2022	22,973	18,810	274,480
2023	16,468	14,046	238,161
2024	7,238	10,312	206,524
2025	271	7,378	179,178
2026	0	5,092	155,664
2027	0	3,328	135,221
2028	0	2,028	117,388
2029	0	1,117	101,685
2030	0	430	87,759
2031	0	0	75,397
2032	0	0	64,374
2033	0	0	54,579
2034	0	0	45,867
2035	0	0	37,912
2036	0	0	37,129
	6,131,913	1,903,812	11,356,221
	0	0	0

United Security Bank
Summary Report
Remittance Date: November 2009

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PERFORMANCE TRUST
CAPITAL PARTNERS

Pre-Purchase Analytics			Realized Cashflows					Descriptive Data									
							Yield Benchmarks																	
Pg #	Name	SettleDt	Purch Px	Orig (mm)	Curr (mm)	Orig Invest (mm)	No Loss Yld 6cpr	WAL 6cpr	Swaps	Rem Curr (mm)	Mos Held	%Paid Down	Prin (mm)	Cpn (mm)	Collat Type	Tranche Type	Credit Supp. Group	Tranche Group	Orig Rtg	Curr Rtg	All Collat 60+	Tran. Grp 60+	Credit Grp 60+	Credit Supp
8	CWALT 2007-8CB A9	01/02/08	95.75	$10.8	$10.1	$9.6	6.60	10.87	4.78	$8.4	22	17.01%	$1.7	$1.0	ALT_A	SEN_SPR_FIX	COLLAT	COLLAT	AAA	CCC	10.41	10.41	10.41	9.09%
9	RALI 2006-QS16 A10	01/02/08	97.50	$8.7	$8.1	$7.9	6.70	4.21	4.12	$5.8	22	29.15%	$2.4	$0.8	ALT_A	SEN_FIX	COLLAT	COLLAT	AAA	C	29.12	29.12	29.12	1.99%
10	RALI 2006-QS8 A1	01/02/08	97.00	$2.5	$2.3	$2.2	6.87	4.04	4.10	$1.8	22	24.52%	$0.6	$0.2	ALT_A	SEN_FIX	COLLAT	COLLAT	AAA	C	28.60	28.60	28.60	2.48%

© Copyright 2009. **Performance Trust Capital Partners, LLC** (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. The research and other information provided herein has been prepared for informational purposes only and is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere to and be bound by the terms and conditions of Performance Trust's Confidential Policy, as it may be amended from time to time. This is not an offer or solicitation to the purchase or sale of securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing in bonds involves risks, including the risk of the loss of principal and rising interest rates that decrease the value of the bonds. The investments discussed may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate investments in the context of their own objectives, risk profile and circumstances. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. Performance Trust has prepared this report incorporating information provided by third party market data sources. Although Performance Trust believes this information to be reliable, Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any inaccuracies, errors or omissions or for the results obtained from the use of such information. Performance Trust cannot and does not make any claim as to the prepayment consistency and/or the future performance of any securities or structures. CMO and Mortgage-backed yields and cash flow projections are calculated using estimates based on assumed prepayment assumptions that may or may not be met as of the date of this report, and are quoted as bond equivalent yields unless otherwise noted. Changes in prepayment rates and/or payments may significantly affect yield, price total return and average life. Prices, quotes, yields, call features and availability are subject to change without notice. Market prices are only indicators and are subject to changes in market conditions and subject to prior sale and price change. The decision of whether to adopt any strategy or to engage in any transaction and the decision of whether any strategy or transaction fits into an appropriate portfolio structure remains the responsibility of the customer and/or its advisors.

Collateral Analysis										Tranche Performance Monitoring								Credit Support Depletion Timing			*Actual date is cotingent on servicer liquidation timing				
			Collateral Forward Projections									Earnings				Cash Flows				REO&FCL Loss vs. CreditSupp			CreditSupp Depletion Rate			HPA Scenario: 1st Writedown*	
		HPA	0hpa@Hcrr			-10hpa@Hcrr			GeoAff@Hcrr			Life Yield		$PrinRec/$OrigInv		%Prin Not Rec(Fwd)		EconVal(Swaps+250bp)		CreditSup	Pipeloss	CreditSupp	Credit	1m Chg	Mths till		CurrBal@
Pg #	Name	Scen?	%Def	%Sev	%Loss	%Def	%Sev	%Loss	%Def	%Sev	%Loss	Min	Max	Min	Max	Min	Max	Min	Max	FCL&REO	@56Sev.	-PipeLoss	Supp%	Rate	Depl.	Date	Date
8	CWALT 2007-OC8 A9	Yes	27.72%	30.14%	8.33%	23.82%	35.03%	10.44%	29.14%	33.50%	9.76%	6.50	6.92	101.32%	104.00%	0.41%	3.36%	98.20	102.82	0.45	4.23	4.07	5.09%	-0.10%	51	Oct-14	$3.1
9	RALI 2006-QS16 A10	Yes	39.54%	42.68%	16.88%	41.95%	47.14%	19.78%	41.08%	45.67%	18.76%	4.47	4.92	89.93%	94.48%	11.13%	17.39%	87.75	93.89	10.58	9.29	-7.50	1.99%	-0.65%	3	Apr-10	$3.2
10	RALI 2006-QS8 A1	Yes	38.42%	43.66%	16.77%	40.80%	48.40%	19.76%	39.84%	46.65%	18.59%	4.57	5.06	89.60%	94.59%	10.93%	17.33%	87.71	94.04	10.89	9.45	-6.97	2.48%	-0.60%	4	May-10	$1.6

© Copyright 2009. **Performance Trust Capital Partners, LLC** (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. The research and other information provided herein has been prepared for informational purposes only and is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere to and be bound by the terms and conditions of Performance Trust's Confidential Policy, as it may be amended from time to time. This is not an offer or solicitation to the purchase or sale of securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing in bonds involves risks, including the risk of the loss of principal and rising interest rates that decrease the value of the bonds. The investments discussed may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate investments in the context of their own objectives, risk profile and circumstances. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. Performance Trust has prepared this report incorporating information provided by third party market data sources. Although Performance Trust believes this information to be reliable, Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any inaccuracies, errors or omissions or for the results obtained from the use of such information. Performance Trust cannot and does not make any claim as to the prepayment consistency and/or the future performance of any securities or structures. CMO and Mortgage-backed yields and cash flow projections are calculated using estimates based on assumed prepayment assumptions that may or may not be met as of the date of this report, and are quoted as bond equivalent yields unless otherwise noted. Changes in prepayment rates and/or payments may significantly affect yield, price total return and average life. Prices, quotes, yields, call features and availability are subject to change without notice. Market prices are only indicators and are subject to changes in market conditions and subject to prior sale and price change. The decision of whether to adopt any strategy or to engage in any transaction and the decision of whether any strategy or transaction fits into an appropriate portfolio structure remains the responsibility of the customer and/or its advisors.

Credit Surveillance Legend (Single Cusip)

This credit surveillance report is a summary analysis for recent distressed purchases of individual securities backed by non-agency mortgage collateral. The report enables portfolio managers to monitor individual security purchases both prospectively (ie. Look-Forward) and retrospectively (ie. Look-Back).

Prospectively, the report includes descriptive information that describes the current state of the individual tranche and deal collateral as well as home price appreciation scenario analysis to evaluate how the collateral and tranche may perform going forward.

The report is designed so portfolio managers can answer the following questions:

- *What are the characteristics of the collateral backing the deal?*
- *Given the characteristics of the collateral, how is it projected to perform going forward in terms of default, severity, and loss?*
- *How will the individual security perform going forward, given the underlying collateral and the credit support?*
- *Over the security's lifetime, what will be the yield contribution to the institution based on purchase price?*
- *What is a reasonable economic value estimate of the security given various future cashflow expectations?*

Retrospectively information such as collateral delinquencies and losses-to-date, P & I cashflows received, and losses are included as well.

Descriptive Information

1. Original Transaction Data & Analysis

The section provides data and analysis on the security **per the trade date.** The agency CMO yield as of trade date is included as a comparison benchmark for Look-Back purposes. The amount of collateral and tranche loss that can be withstood before hitting a yield target is included.

2. Performance-to-Date (actual cashflows)

This section summarizes the performance since trade date, including # of months the position has been held, P & I received to date, % of principal paid down to date.

3. Deal Information

This section includes basic deal-level information.

4. Tranche Information

This section includes basic tranche information such as coupon, orig & current balance, ratings information, tranche group data and credit support data.

note: credit support is a formula-based number and may be incorrect for more complex deal structures (super senior, cross-collat); a better alternative is Collateral Loss Breakeven in the Tranche Analysis section

5-6. Collateral Stratification & Group Breakout

This section summarizes the characteristics of the deal collateral by attributes. The attributes shown for each deal vary due to data availability. Additional data is broken out for all collateral, and the specific tranche group and/or credit support group if applicable.

7. History

This section provides a 9m history of the collateral performance including prepay & delinquency data.

Collateral & Tranche Analysis

The Collateral & Tranche Analysis section provides performance projections for the collateral and tranche in various home price appreciation (HPA) scenarios. HPA is the primary driver of credit performance after loan characteristics. Typically the analysis is run at loan-level capturing characteristics such as LTV, FICO, loan type, occupancy, purpose, and geography. *note: two stress test scenarios will be run for deals with incomplete data*

For each deal (3) HPA scenarios are run against the deal collateral. Depending upon the level of granularity available, each loan or group receives a default, severity and loss vector for a given scenario. Results are then aggregated into deal level vector projections. The scenarios analyzed are Zero hpa, -10hpa, and a geographic affordability scenario. Each scenario is quoted on an annualized basis (eg. -10hpa for 36m =27% total decline). The scenarios were originally 36m scenarios targeted to end May 2011. Each report month the number of months of the decreases.

Geographic affordability is a loan-level HPA scenario. For each CBSA (core-based statistical area), we estimate how far median home prices have to fall in relation to median income in order to return to a normal level of affordability.

1. Collateral Analysis Summary

This section provides the default, severity, and loss projections on the deal collateral for the (3) HPA scenarios described above. The projections are for a 6crr constant prepay assumption. Results are split into (3) timing subsets:

- Forward Projections (as a % of ***current*** deal collateral)
- Actual-to-date & Life Totals (as a % of ***orig*** deal collateral)
- *note: only loss statistics are available for actuals & life totals*

2. Collateral Projected Default & Severity Vectors

This section illustrates the projected default (in CDR) and loss severity vectors for the HPA scenarios analyzed.

3. Tranche Life/Realized Yield (actual + forward cashflows)

Life Yield

Estimates the lifetime realized yield on a transaction in (9) various HPA/prepay scenario combinations. The yield is calculated is based upon the settle date and price at purchasing, and incorporates both actual cashflows received to date and forward cashflow projections.

PrinRec/OrigInv

The total amount of principal received over the transactions lifetime compared to the original investment (useful for evaluating securities purchased at deep discounts)

4. Tranche Scenario Projections (forward cashflows only)

This section provides metrics on how the tranche will perform going forward.

Cashflow Summary

Various summary stats of the tranche cashflows are included:

% Prin not Received ,$Int Received , $Prin Received, $Prin Weighted Average Life (WAL)

5. Economic Value Estimation

This section provides an estimate of the tranche's economic value. Projected cashflows for each scenario are discounted at the current borrowing rate of Swaps +250bps (based upon WAL). The rationale is that this represents an attractive positive earnings margin relative to funding levels. Essentially this is the value of the cashflows if held to maturity assuming an earnings margin of +250bps to current funding rates.

© Copyright 2009, Performance Trust All Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere and be bound by the terms and conditions of Performance Trust's Confidential Policy.

Defining Home Price Appreciation (Depreciation) Scenarios

Performance Trust performs loan-level credit analysis under three home price scenarios with each scenario reflecting the change in future home prices as of a particular analysis run date. Currently Performance Trust applies these scenarios over a time horizon ending May 2011. After May 2011, home prices are modeled to appreciate at an annual rate of 3.5%. The three home price scenarios are below:

- Zero hpa annual depreciation rate
- -10hpa annual depreciation rate
- Geographic affordability

NON-AGENCY RMBS ANALYSIS
Loan-level affordability HPA scenario

Additionally Performance Trust performs a stress test (ie. *What Has to Happen?*) on each security which includes scenarios that far exceed the collateral defaults and losses projected in the above scenarios. The purpose of the stress test is to account for more severe scenarios and the possible underestimation of the collateral losses for any particular modeled scenario.

Note: Prior to any HPA-based analysis, Performance Trust begins with *significant* tuning adjustments to factor in the weakness of the current housing market. Tuning adjustments include increasing delinquency roll rates, reducing cure rates, reducing voluntary prepayments, grossing up LTVs, and reducing FICO scores. These adjustments increase loss expectations roughly 1.5-3x for the same HPA scenario compared to an "untuned" analysis.

Original Construction of National Peak-to-Trough Benchmark Scenarios

When the benchmark scenarios were initially constructed in September 2007, they were developed in the context of potential national peak-to-trough declines in home prices. At the time, most forecasts from industry experts ranged from -10% to -25% declines in home prices across the country. The opinions of the when the trough is likely to be reached was more subjective. Amongst industry experts, many felt the trough would be reached by the end of 2010 or mid 2010.

Based upon these forecast ranges and timing predictions, Performance Trust constructed two benchmark scenarios - an *optimistic* scenario and a *pessimistic* scenario, with the intent to have more conservative scenarios relative to industry forecasts. In order to simplify scenario definitions, a Zero% and -10% *annual depreciation rate* was chosen to occur over a period of 36-months for the optimistic and pessimistic scenarios respectively. These scenarios result peak-to-trough declines of -14% and -27% when compounded over thirty-six months. *Note: the section, Updating the Scenarios contains details regarding the updating of the Benchmark scenarios.*

Original Construction of a Local Geographic Affordability Scenario

The construction of two benchmark scenarios designed in the context of national peak-to-trough home price declines is a good starting point; however the nature of the housing market and mix of collateral in non-agency securities demands an analysis that incorporates local housing market fundamentals.

Geographical Affordability

Similar to the record home price appreciation that was experienced in certain local housing markets from 2003 through the end of 2006; the overwhelming consensus is that certain markets will be hit harder than others. Not surprisingly, markets that appreciated the most are typically projected to depreciate the most. For many of the worst local markets industry projections have ranged far beyond the worst case national peak-to-trough predictions to anywhere from -30% to -50% declines in home prices.

To account for variations in price depreciation of specific housing markets, Performance Trust constructs unique home price scenarios for each CBSA (core-based statistical area). The scenarios constructed for each CBSA are based upon home prices declining to a level that is "affordable" on a historical basis (2002 levels). Each CBSA affordability scenario factors in the CBSA median home price, income, and the current level of 30-year fixed-rate mortgage rates (national levels). Based upon these inputs the overall price depreciation that is necessary to restore home prices to an "affordable" level is calculated for each CBSA. For each loan within a deal, the appropriate CBSA-level scenario is chosen and analyzed. In certain CBSAs the affordability scenarios are as severe as -50% to -60% total peak-to-trough declines in home prices.

© Copyright 2009, Performance Trust All Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere and be bound by the terms and conditions of Performance Trust's Confidential Policy.

Defining Home Price Appreciation (Depreciation) Scenarios, Con't

The Geographic Affordability scenario better addresses the risk of deals dominated by loans in certain geographies compared to the National Home Price Scenarios. However the Affordability scenario should be viewed as an approximation, not a pinpoint prediction of where house prices and by association defaults/losses may end up. The methodology is not a perfect science; for starters the data is based upon median home prices, which may change solely to a change in housing market dynamics.

As well for many locales certain subtleties may be at work. For instance, in some CBSAs home prices may be less driven by local incomes (eg. vacation areas) or a specific CBSA may have incomes trending downward and dropping home prices even though homes are already affordable on a historical basis (eg. areas in Ohio, Mich.). Another potential factor is the tightening of credit amongst lending institutions which may also force home prices below traditionally "affordable" levels. However, counterarguments have been made that a "media" effect may also bring more well-pocketed individuals into the market as speculators if house prices fall well below those supported by other fundamentals such as rental rates. Despite these imperfections, the affordability scenario should be considered a reasonable approximation based upon fundamentals.

Updating the Scenarios

Regularly Performance Trust will make updates to both the Benchmark scenarios and the Geographic Affordability scenario due to the changing conditions in the housing market. These updates currently include winding down the initial 36-month scenario period each analysis month (starting May08) and recalculating each CBSA's affordability level as new home price data becomes available (quarterly).

Benchmark Scenarios

As home prices decline and delinquencies increase, homeowners default and loan losses are incurred – *the relationship between home prices and credit performance becomes realized.* From a scenario definition perspective this presents a challenge.

During any loan-level scenario analysis, the first step performed is incorporating realized changes in home prices; for each loan the LTV is recalculated factoring in that loan's realized HPA since origination. The challenge then becomes the realignment of the Benchmark scenarios. The Benchmark scenarios also need to incorporate the new information, but at the same time, keep their intent intact - conservative scenarios relative to the industry's optimistic and pessimistic peak-to-trough projections.

Initially Benchmark scenarios were constructed based upon national peak-to-trough estimates of home price declines with Zero hpa and -10hpa annual depreciation rates over 36-months reflecting -14% and -27% peak-to-trough declines respectively. Recall these scenarios were constructed during September 2007 in the backdrop of industry estimates of -10% to -25% national home price declines. For the periods between Sep. 2007 - May 2008, Performance Trust held constant the definition of the Zero hpa and -10hpa scenarios as 36-month scenarios. This was partially due to the desire to maintain a conservative set of Benchmark scenarios until a reasonable amount of performance data became available.

Starting in May 2008, Performance Trust realigned the Benchmark scenarios by winding down the 36 month horizon going forward (eg. 36m, 35m, 34m, etc.). The rationale behind the update was based upon two factors.

S&P/Case-Shiller Home Price Indices

The first factor is that since late 2007, home prices had already experienced significant declines from their peak. Across various sources of home price appreciation data (OFHEO, Case-Schiller, Loan Performance, Radar Logic) the estimates of depreciation (as of May 2008) ranged between -7% to -14% depending on the source and algorithm employed. As mentioned previously, changes in home prices are captured in the analysis by recalculating each loan's LTV.

The second factor is that as of May 2008, industry participants now had access to more performance data when constructing their peak-to-trough forecasts. Many industry experts have made revisions to their initial forecasts and generally have revised their original peak-to-trough estimates upward.

Freddie Mac CEO: Home Price Decline 'Halfway Through' (LA Times, Aug. 6 th ,2008)
"Freddie Mac CEO Richard Syron: "Previously we said house prices would fall at least 15% nationally peak-to-trough... We now believe that national home prices will fall 18%-20% peak-to-trough. . . . The long and short of it is ***we now think we're about halfway through the overall peak-to-trough decline."***

© Copyright 2009, Performance Trust All Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere and be bound by the terms and conditions of Performance Trust's Confidential Policy.

Defining Home Price Appreciation (Depreciation) Scenarios, Con't

While making the update, the primary consideration was to make sure the original objective of the Benchmark scenarios remained intact: to have the Benchmark scenarios be more conservative (higher depreciation) scenarios than the industry's optimistic and pessimistic peak-to-trough projections.

At the time of realignment (May 2008), Performance Trust looked at the implicit peak-to-trough assumption embedded in the 36-month scenarios after factoring in depreciation realized to date. Given the level of national home price depreciation estimated to be between -7% to -14% off of peak, each Benchmark scenario's all-in peak-to-trough estimate at each end of the range was evaluated.

As of May 2008, assuming we had realized a -7% decline in home prices from peak, the Zero hpa and -10hpa depreciation scenarios represent -20.3% and -32.2% all-in peak-to-trough decline scenarios respectively. Alternatively if we assume a -14% decline in home prices has been realized, the Zero hpa and -10hpa scenarios represent -26.3% and -37.3% peak-to-trough decline scenarios.

	Depreciation		Index	
Peak			100	
as of May 08	-7%		93	
Scenario	**Zero hpa (optimistic)**		**-10hpa (pessimistic)**	
May09	Zero%	88.4	-10%	83.7
May10	Zero%	83.9	-10%	75.3
May11	Zero%	79.7	-10%	67.8
peak-trough	**-20.3%**		**-32.2%**	

	Depreciation		Index	
Peak			100	
as of May 08	-14%		86.0	
Scenario	**Zero hpa (optimistic)**		**-10hpa (pessimistic)**	
May09	Zero%	81.7	-10%	77.4
May10	Zero%	77.6	-10%	69.7
May11	Zero%	73.7	-10%	62.7
peak-trough	**-26.3%**		**-37.3%**	

These peak-to-trough ranges are significantly higher than the original -14% and -27% declines arrived at by running Zero hpa and -10hpa annual depreciation scenarios over 36-months. They meet our objective of running more conservative scenarios than those contained within the industry's current projections. Going forward the Benchmark scenarios will be monitored and modifications to their definitions will be made if necessary.

Geographic Affordability Scenario

The geographic affordability scenario, where each loan is assigned an HPA scenario based upon its CBSA (core-based statistical area) is updated as new data becomes available. The datasets updated include the national 30-year fixed rate mortgage rate (monthly), median home price per CBSA (quarterly), and median income per CBSA (yearly).

Given updated data, a target home price is re-calculated that results in an affordability level commensurate with 2002 levels. Once a target home price is calculated for each CBSA, the required depreciation from the CBSA's current median home price is calculated. The depreciation is then scaled over the same time horizon as the benchmark scenario.

For example, assume within a specific CBSA the current median home price is $400k and the target home price is $300k. The required depreciation would be -25%. If the current scenario horizon is 34-months then the HPA scenario for the CBSA would be -9.7% annually.

© Copyright 2008, Performance Trust All Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere and be bound by the terms and conditions of Performance Trust's Confidential Policy.

Countrywide Home Loans Alternative Loan Trust 2007-4CB (CWALT 2007-4CB A9 A9, 02150HA?9) as of 12/14/2009 — 251915-4515

Original Transaction Data & Analysis

Trade/Settle Dt:	12/26/2007 - 1/2/2008
Orig$:	10,799,400
Curr($):	10,068,506
Factor:	0.98232
Orig Inv($):	9,640,393
PurchPrice:	$95.75
Yield@6cpr:	6.60%
WAL@6cpr:	10.87

Benchmark Yields as of 12/31/2007 6:00:00 PM (EST)

Mos.	@ 0%	6	24	36	60	120	360
TSY		4.09	3.19	3.05	3.07	3.44	4.03	4.45
SWAP		4.78	4.60	3.85	3.94	4.21	4.71	5.06

Deal Information *Deal Closing Date: 03/29/2007*

Deal Type:	RMBS
Orig Collat Bal($):	751,737,398
Curr Collat Bal($):	548,579,137
Factor:	0.72950
Master Serv:	Countrywide Home Loans Servicing
All Collat Groups:	PREM,DISC
Collat Type:	ALT_A
Orig # Assets:	3482
Curr # Assets:	2622
WAC:	6.53

Realized Cashflows

Mos. Held:	22
Interest($):	1,015,918
Principal($):	1,713,138
Writedown($):	-0.03
Rem.Prin($):	8,355,368
%Paiddown:	17.05%

Tranche Information

Tranche:	A9
Type:	SEN_SPR_FX
Coupon(%):	6.00%
Orig Balance($):	113,437,000
Curr Balance($):	87,764,864
Factor:	0.77369

Ratings	Orig	Curr	Date
S&P	AAA	CCC	6/4/2009
Moody	Aaa	B3	2/10/2009
Fitch	NA		

Tranche Group: All Collat

Credit Supp. Group: COLLAT

Credit Support	Orig	Curr
Support(%):	5.41%	9.00%
Tranche Writedown: 0		
Is Reremic: No		

Latest CDU Date: Nov-2009

	All Collat Strats(NOV09)	#Assets	Bal(000s)	%
MBA Delinquency	Current	2,025	$408,410	74.37%
	30-59 days deliq	157	$28,925	5.27%
	60-89 days deliq	71	$16,624	3.05%
	90+ days deliq	194	$48,550	8.84%
	Foreclosure	160	$37,996	6.92%
	REO	35	$8,648	1.57%
Curr Amortized LTV	<40	413	$67,165	12.23%
	40+ to 50	412	$86,197	15.70%
	50+ to 60	413	$95,366	17.40%
	60+ to 70	337	$72,386	13.18%
	70+ to 80	905	$197,385	35.94%
	80+ to 90	110	$20,875	3.80%
	90+	42	$9,581	1.74%
Prod. Type	Fixed	1,732	$328,321	59.79%
	10 Yr. I.O. Fixed	880	$211,743	38.56%
	15 Yr. I.O. Fixed	30	$7,072	1.29%
	Balloon other	6	$1,325	0.24%
	5 Yr. I.O. Fixed	4	$692	0.13%

	All Collat Strats(NOV09)	#Assets	Bal(000s)	%
State	CA	665	$168,278	30.64%
	FL	389	$75,950	13.83%
	AZ	139	$27,646	5.03%
	TX	165	$22,380	4.08%
	WA	98	$21,545	3.92%
	NY	75	$19,064	3.47%
FICO	<640	261	$55,957	10.19%
	640+ to 660	264	$53,145	9.68%
	660+ to 680	292	$60,181	10.96%
	680+ to 700	290	$58,737	10.70%
	700+ to 720	327	$72,164	13.14%
	720+	1,146	$241,878	44.05%
Document	Low	2,125	$454,736	82.81%
	Full	497	$94,418	17.19%

GroupDetail	Curr	3mCPR	6mCPR	60+	Fcl	REO	Tot60+	FICO	LTV	LnSize
All Collat	$548.6	9.65	11.58	10.96	6.89	1.56	19.41	714	62.3	209,222

History (All Collat)	Nov-09	Oct-09	Sep-09	Aug-09	Jul-09	Jun-09	May-09	Apr-09	Mar-09	Feb-09	Jan-09	Dec-08
1MOCPR	9.65	9.61	11.26	11.05	12.71	15.06	14.69	18.19	8.88	13.44	14.68	5.46
1MoCDR	2.45	2.83	2.1	0.92	3.21	2.92	2.68	2.37	0.8	0.93	3.32	1.66
Delinq60+	10.96	9.51	8.75	8.29	6.79	6.84	7.75	7.69	6.96	7.04	5.88	5.07
REO(%)	1.56	1.18	0.98	0.77	0.72	0.63	0.7	0.89	0.98	0.96	0.76	0.96
Foreclosure Rate (?	6.89	7.06	6.95	6.62	6.7	6.19	4.91	3.91	3.33	2.55	2.57	2.61
Total 60+	19.41	17.75	16.60	15.68	14.21	13.66	13.36	12.49	11.27	10.55	9.21	8.64
1MoSev (%)	56.09	58.06	74.62	52.89	68.1	78.29	34.91	52.25	18.65	62.62	52.01	36.52
Collat Accum Loss (	9064	8662	7850	7088	6841	5765	4583	4101	3475	3397	3101	2189

Tranche & Collateral Scenario Analysis

In addition to a stress test, nine individual scenarios were performed using unique Loan-Level based default & severity vectors for (3) 3 year home price appreciation scenarios

Realized Yield (actual + forward CF projections)
Realized Yield (Actual & Proj. CF's)
8.00
6.00
4.00
2.00
0.00
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
% Default of Remaining Collateral
Agy (OAS)

How will the collateral perform going forward and to date?

Collateral Analysis (in 000's)

Forward Proj(%Curr)	% Loss	$ Loss	% Def	$ Def	% Sev
0hpa @6cpr	8.15%	$45,833	27.72%	$152,082	30.14%
-10hpa @6cpr	10.44%	$57,261	29.82%	$163,563	35.01%
GeoAff @6cpr	9.76%	$53,554	29.14%	$159,868	33.50%

Actuals (%orig):	% Loss	$ Loss
Pre-Purch.	0%	$1
Post-Purch.	1.25%	$9,360

Collat Curr($): 548,579,137

Collat Orig($): 751,737,398

Total = (%orig):	% Loss	$ Loss
0hpa @6cpr	7.34%	$55,194
-10hpa @6cpr	8.86%	$66,625
GeoAff @6cpr	8.37%	$62,918

Forward Projections - Default & Severity Vectors

Default (CDR) Vectors
CDR(Cond. Default Rate)
10.00
8.00
6.00
4.00
2.00
0.00
Months
0hpa
-10hpa
GeoAff

Severity Vectors
% Severity
60.00
50.00
40.00
30.00
20.00
10.00
0.00
Months
0hpa
-10hpa
GeoAff

How will the individual bond perform given its support?

Tranche Analysis Summary ($ in 000's)

Actual + Fwd Proj.		6cpr	8cpr	15cpr
Yield (Lib)	0hpa	6.66%	6.75%	6.92%
	-10hpa	6.50%	6.60%	6.82%
	GeoAff	6.56%	6.65%	6.86%
Prodrec / Orighv	0hpa	103.22%	103.59%	104.08%
	-10hpa	101.52%	102.13%	103.19%
	GeoAff	102.09%	102.62%	103.51%

Forward Proj. Only		6cpr	8cpr	15cpr
Cashflow Summary				
%prin not received	0hpa	1.40%	1.05%	0.41%
	-10hpa	3.36%	2.66%	1.44%
	GeoAff	2.70%	2.10%	1.07%
Date First Writedown	0hpa	Feb-2017	Mar-2017	Sep-2017
	-10hpa	Oct-2014	Nov-2014	Jan-2015
	GeoAff	Apr-2015	May-2015	Aug-2015
$prin not received	0hpa	$117	$86	$34
	-10hpa	$281	$222	$120
	GeoAff	$226	$176	$90
$Prin received	0hpa	$8,238	$8,269	$8,321
	-10hpa	$8,074	$8,133	$8,235
	GeoAff	$8,129	$8,180	$8,266
$Int received	0hpa	$4,366	$3,664	$2,599
	-10hpa	$4,270	$3,592	$2,565
	GeoAff	$4,309	$3,616	$2,577
WAL	0hpa	8.78	7.37	5.25
	-10hpa	8.58	7.23	5.18
	GeoAff	8.66	7.28	5.21

EconValue/MTM Value (Swaps + 250bp)

		6cpr	8cpr	15cpr
EconValue Est.	0hpa	$99.33	$100.72	$102.82
	-10hpa	$98.20	$99.74	$102.15
	GeoAff	$98.58	$100.08	$102.39

Swap Curve as of 12/14/2009 5:10:00 PM (EST)

6	24	36	60	120	360
0.43	1.18	1.79	2.66	3.67	4.32

© Copyright 2009, Performance Trust All Rights Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere to and be bound to the terms and conditions of Performance Trust's Confidential Policy.

Page No.8

RALI Series 2006-QS16 Trust (RALI 2006-QS16 A10 A10, 74922LAR9) as of 12/14/2009 — 251934-458

Original Transaction Data & Analysis

Trade/Settle Dt: 12/26/2007 - 1/2/2008	OrigInv($): 7,981,976		
Orig($): 9,700,000	PurchPrice: $97.50		
Curr($): 8,116,898	Yield@6cpr: 6.70%		
Factor: 0.83679	WAL@6cpr: 4.21		

Benchmark Yields as of 12/31/2007 6:00:00 PM (EST)

Mos.	@(6Mo)	6	24	36	60	120	360
TSY	3.27	3.39	3.05	3.07	3.44	4.03	4.45
SWAP	4.12	4.60	3.85	3.94	4.21	4.71	5.06

Deal Information *Deal Closing Date: 11/29/2006*

Deal Type: RMBS	Collat. Type: ALT_A	
Orig Collat Bal($): 752,079,855	Orig # Assets: 3009	
Curr Collat Bal($): 463,169,901	Curr # Assets: 1963	
Factor: 0.61460	WAC: 7.10	
Master Serv: Residential Funding Company		
All Collat Groups: PREM,DISC		

Realized Cashflows

- Mos. Held: 22
- Interest($): 770,321
- Principal($): 2,166,034
- Writedown($): 0
- Rem.Prin($): 5,750,864
- %Paiddown: 29.15%

Tranche Information

	Ratings	Orig	Curr	Date
Tranche: A10	S&P	AAA	CCC	7/24/2009
Type: SEN_FIX	Moody	Aaa	Caa2	2/26/2009
Coupon(%): 6.00%	Fitch	AAA	C	8/6/2009
Orig Balance($): 180,140,000	Tranche Group: All Collat			
Curr Balance($): 106,800,060	Credit Supp. Group: COLLAT			
Factor: 0.59287				

Credit Support	Orig	Curr
Support(%):	6.79%	1.99%
Tranche Writedown: 0		
Is Reremic: No		

Latest CDU Date: Nov-2009

	All Collat Strats(NOV09)	#Assets	Bal(000s)	%
MBA Delinquency	Current	1,347	$296,232	63.82%
	30-59 days delq	122	$28,448	6.13%
	60-89 days delq	57	$13,555	2.92%
	90+ days delq	148	$39,277	8.46%
	Foreclosure	267	$80,989	17.45%
	REO	22	$5,674	1.22%
Curr Amortized LTV	<40	80	$13,987	3.01%
	40+ to 50	61	$12,362	2.66%
	50+ to 60	141	$39,215	8.45%
	60+ to 70	214	$64,335	13.86%
	70+ to 80	1,282	$299,141	64.44%
	80+ to 90	153	$29,829	6.43%
	90+	27	$5,332	1.15%
Prod. Type	Fixed	1,417	$308,805	66.52%
	10 Yr. I.O. Fixed	519	$149,528	32.21%
	Balloon other	23	$4,569	0.98%
	5 Yr. I.O. Fixed	3	$762	0.16%
	15 Yr. I.O. Fixed	1	$109	0.12%

	All Collat Strats(NOV09)	#Assets	Bal(000s)	%
State	CA	206	$83,177	17.96%
	FL	214	$54,034	11.64%
	NY	125	$41,654	8.97%
	NJ	116	$36,212	7.80%
	TX	198	$27,358	5.89%
	VA	79	$19,736	4.25%
FICO	<640	150	$32,636	7.03%
	640+ to 660	187	$45,958	9.90%
	660+ to 680	262	$61,909	13.34%
	680+ to 700	349	$82,968	17.88%
	700+ to 720	292	$70,196	15.12%
	720+	720	$170,515	36.73%
Document	Low	1,442	$352,770	76.00%
	Full	521	$111,425	24.00%

GroupDetail	Curr	1mCPR	6mCPR	60+	Fcl	REO	Tot60+	FICO	LTV	LnSize
All Collat	$463.2	17.60	20.05	10.54	17.37	1.21	29.12	708	72.3	235,950

History (All Collat)	Nov-09	Oct-09	Sep-09	Aug-09	Jul-09	Jun-09	May-09	Apr-09	Mar-09	Feb-09	Jan-09	Dec-08
1MOCPR	17.6	25.3	18.97	25.68	11.55	20.19	16.43	15.01	14.22	15.39	18.39	11.34
1MoCDR	13.49	19.5	14.29	14.27	5.59	6.92	9.69	11.19	8.56	8.39	15.23	5.84
Delinq60+	10.54	10.66	9.99	10.18	8.56	9.28	10.27	9.76	10.05	8.45	7.91	7.11
REO(%)	1.21	1.83	2.02	2.37	2.74	2.39	2.17	2.01	2.3	2.47	2.74	3.49
Foreclosure Rate (%	17.37	15.62	16.09	14.5	13.83	12.9	11.06	10.65	9.65	8.76	7.84	6.81
Total 60+	29.12	28.11	28.1	27.05	25.13	24.57	23.5	22.42	21.98	19.68	18.49	17.41
1MoSev (%)	58.32	55.6	55.74	57.58	69.44	64.26	42.1	56.36	60.29	62.02	49.97	46.47
Collat Accum Loss (	40123	38025	33389	30013	26310	24617	22625	20744	17772	15840	12854	9018

Tranche & Collateral Scenario Analysis

In addition to a stress test, nine individual scenarios were performed using unique Loan-Level based default & severity vectors for (3) 3 year home price appreciation scenarios

Realized Yield (actual + forward CF projections)

Realized Yield (Actual & Proj. CF's)
8.00
6.00
4.00
2.00
0.00
-2.00
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
% Default of Remaining Collateral

How will the collateral perform going forward and to date?

Collateral Analysis (in 000's)

Forward Proj(%Curr)	% Loss	$ Loss	% Def	$ Def	% Sev
0hpa @6cpr	16.88%	$78,174	39.54%	$183,143	42.68%
-10hpa @6cpr	19.78%	$91,599	41.95%	$194,320	47.14%
GeoAff @6cpr	18.76%	$86,909	41.08%	$190,284	45.67%

Actuals (%orig):	% Loss	$ Loss
Pre-Purch.	0.06%	$458
Post-Purch.	5.43%	$40,865

Collat Curr($): 463,169,902
Collat Orig($): 752,079,883

Total = (%orig):	% Loss	$ Loss
0hpa @6cpr	15.88%	$119,497
-10hpa @6cpr	17.67%	$132,922
GeoAff @6cpr	17.03%	$128,232

Forward Projections - Default & Severity Vectors

Default (CDR) Vectors
CDR(Cum) Default Rate)
16.00
12.00
8.00
4.00
0.00
Months
0hpa
-10hpa
GeoAff

Severity Vectors
% Severity
60.00
50.00
40.00
30.00
20.00
10.00
0.00
Months
0hpa
-10hpa
GeoAff

How will the individual bond perform given its support?

Tranche Analysis Summary ($ in 000's)

Actual + Fwd Proj.		○ 6cpr	□ 8cpr	△ 15cpr
Yield (Life)	0hpa	4.82%	4.83%	4.52%
	-10hpa	4.47%	4.49%	4.62%
	GeoAff	4.59%	4.61%	4.72%
Prin Rec / Orig Inv	0hpa	91.98%	92.66%	94.48%
	-10hpa	89.95%	90.79%	93.10%
	GeoAff	90.65%	91.44%	93.58%

Forward Proj. Only		○ 6cpr	□ 8cpr	△ 15cpr
Cashflow Summary				
%prin not received	0hpa	14.56%	13.65%	11.13%
	-10hpa	17.39%	16.20%	13.02%
	GeoAff	16.40%	13.31%	12.37%
Date First Writedown	0hpa	Apr-2010	Apr-2010	Apr-2010
	-10hpa	Apr-2010	Apr-2010	Apr-2010
	GeoAff	Apr-2010	Apr-2010	Apr-2010
$prin not received	0hpa	$838	$784	$640
	-10hpa	$1,000	$952	$749
	GeoAff	$943	$880	$711
$Prin received	0hpa	$4,913	$4,967	$5,111
	-10hpa	$4,751	$4,819	$5,002
	GeoAff	$4,808	$4,871	$5,040
$Int. received	0hpa	$2,279	$2,012	$1,403
	-10hpa	$2,204	$1,952	$1,375
	GeoAff	$2,230	$1,974	$1,385
WAL	0hpa	6.67	5.90	4.13
	-10hpa	6.45	5.72	4.35
	GeoAff	6.53	5.79	4.36
EconValue/MTM Value (Swaps + 250bp)				
EconValue Est.	0hpa	$89.76	$90.97	$90.89
	-10hpa	$87.75	$89.08	$90.37
	GeoAff	$88.44	$89.72	$90.88

Swap Curve as of 12/14/2009 5:10:00 PM (EST)

6	24	36	60	120	360
0.45	1.18	1.79	2.66	3.67	4.12

© Copyright 2009, Performance Trust. All Rights Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere to and be bound to the terms and conditions of Performance Trust's Confidential Policy.
Page No.8

RALI Series 2006-QS8 Trust (RALI 2006-QS8 A1 A1, 75115AAA9) as of 12/14/2009 | 251932-458

Original Transaction Data & Analysis

Trade/Settle Dt: 12/26/2007 - 1/2/2008
Orig(\$): 2,500,000
Curr(\$): 2,319,095
Factor: 0.92764
OrigInv(\$): 2,249,522
PurchPrice: \$97.00
Yield@6cpr: 6.87%
WAL@6cpr: 4.04

Benchmark Yields as of 12/31/2007 6:00:00 PM (EST)

Mos.	@unu	6	24	36	60	120	360
TSY	3.24	3.39	3.05	3.07	3.44	4.03	4.45
SWAP	4.10	4.60	3.85	3.94	4.21	4.71	5.06

Deal Information *Deal Closing Date: 07/28/2006*

Deal Type: RMBS
Orig Collat Bal(\$): 966,346,145
Curr Collat Bal(\$): 545,383,981
Factor: 0.56330
Master Serv: Residential Funding Corporation
All Collat Groups: PREM,DISC
Collat Type: ALT_A
Orig # Assets: 4266
Curr # Assets: 2525
WAC: 7.10

Realized Cashflows

Mos. Held: 22
Interest(\$): 221,233
Principal(\$): 568,560
Writedown(\$): 0
Rem.Prin(\$): 1,730,535
%Paiddown: 24.52%

Tranche Information

Tranche: A1
Type: SEN_FIX
Coupon(%): 6.00%
Orig Balance(\$): 315,600,000
Curr Balance(\$): 220,987,500
Factor: 0.70021

Ratings	Orig	Curr	Date
S&P	AAA	CCC	7/24/2009
Moody	Aaa	Caa2	2/26/2009
Fitch	AAA	C	8/6/2009

Tranche Group: All Collat
Credit Supp. Group: COLLAT

Credit Support	Orig	Curr
Support(%):	6.75%	2.48%

Tranche Writedown: 0
Is Reremic: No

Latest CDU Date: Nov-2009

	All Collat Strats(NOV09)	#Assets	Bal(000s)	%
MBA Delinquency	Current	1,720	\$357,489	65.42%
	30-59 days deliq	142	\$29,137	5.33%
	60-89 days deliq	87	\$17,743	3.25%
	90+ days deliq	167	\$38,496	7.04%
	Foreclosure	381	\$97,397	17.82%
	REO	28	\$6,195	1.13%
Curr Amortized LTV	<40	60	\$10,599	1.94%
	40+ to 50	41	\$9,800	1.79%
	50+ to 60	121	\$35,382	6.47%
	60+ to 70	297	\$80,303	14.70%
	70+ to 80	1,757	\$364,084	66.60%
	80+ to 90	193	\$37,458	6.85%
	90+	54	\$8,633	1.58%
Prod. Type	Fixed	1,747	\$338,937	62.00%
	10 Yr I.O. Fixed	769	\$205,083	37.51%
	Balloon other	4	\$1,307	0.24%
	5 Yr I.O. Fixed	4	\$962	0.18%
	15 Yr I.O. Fixed	1	\$168	0.03%

	All Collat Strats(NOV09)	#Assets	Bal(000s)	%
State	CA	314	\$122,500	22.42%
	FL	359	\$82,028	15.01%
	TX	229	\$30,464	5.57%
	NJ	86	\$24,545	4.49%
	NY	80	\$23,688	4.33%
	GA	126	\$21,480	3.93%
FICO	<640	159	\$33,855	6.20%
	640+ to 660	248	\$53,522	9.79%
	660+ to 680	362	\$74,938	13.71%
	680+ to 700	458	\$94,067	17.21%
	700+ to 720	377	\$74,433	13.62%
	720+	921	\$215,690	39.46%
Document	Low	1,811	\$412,076	75.41%
	Full	714	\$134,384	24.59%

GroupDetail	Curr	1mCPR	6mCPR	60+	Fcl	REO	Tot60+	FICO	LTV	LnSize
All Collat	\$545.4	16.83	16.41	9.71	17.76	1.13	28.60	709	73.4	215,994

History (All Collat)	Nov-09	Oct-09	Sep-09	Aug-09	Jul-09	Jun-09	May-09	Apr-09	Mar-09	Feb-09	Jan-09	Dec-08
1MOCPR	16.83	15.57	19.39	19.6	11.39	15.39	16.58	13.9	19.62	10.46	12.99	13.78
1MoCDR	13.01	12.99	14.06	10.62	7.72	6.8	9.87	6.85	10.9	4.5	10.42	10.14
Delinq60+	9.71	9.45	8.98	9.01	7.5	8.58	9.50	8.71	9.83	9.35	7.55	7.67
REO(%)	1.13	1.35	1.6	1.47	1.62	1.6	1.45	1.5	1.66	1.96	1.66	2.08
Foreclosure Rate (%	17.76	17.31	16.94	16.33	16.14	14.22	12.47	12.58	10.16	9.12	8.63	7.39
Total 60+	28.6	28.11	27.52	26.81	25.26	24.33	23.46	22.74	21.67	20.43	17.64	17.14
1MoSev (%)	56.81	55.13	61.95	58.22	48.71	55.55	54.88	68.89	67.31	76.41	55.87	51.86
Collat Accum Loss (	51273	47636	44062	39813	36448	34529	32652	29773	27272	23227	21450	18291

Tranche & Collateral Scenario Analysis

In addition to a stress test, nine individual scenarios were performed using unique Loan-Level based default & severity vectors for (3) 3 year home price appreciation scenarios

Realized Yield (actual + forward CF projections)
Realized Yield (Actual & Proj. CFs)
8.00
6.00
4.00
2.00
0.00
-2.00
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
% Default of Remaining Collateral

How will the collateral perform going forward and to date?

Collateral Analysis (in 000's)

Forward Proj(%Curr)	% Loss	\$ Loss	% Def	\$ Def	% Sev
0hpa @6cpr	16.77%	\$91,482	38.42%	\$209,545	43.66%
-10hpa @6cpr	19.76%	\$107,768	40.80%	\$222,523	48.43%
GeoAff @6cpr	18.59%	\$101,371	39.84%	\$217,282	46.65%

Actuals (%orig):	% Loss	\$ Loss
Pre-Purch.	0.21%	\$2,023
Post-Purch.	5.10%	\$49,250

Collat Curr(\$): 545,383,981
Collat Orig(\$): 966,346,145

Total s (%orig):	% Loss	\$ Loss
0hpa @6cpr	14.77%	\$142,755
-10hpa @6cpr	16.46%	\$159,062
GeoAff @6cpr	15.80%	\$152,643

Forward Projections - Default & Severity Vectors

Default (CDR) Vectors
CDR(Cum) Default Rate
16.00
12.00
8.00
4.00
0.00
Months
0hpa
-10hpa
GeoAff

Severity Vectors
% Severity
80.00
60.00
40.00
20.00
0.00
Months
0hpa
-10hpa
GeoAff

How will the individual bond perform given its support?

Tranche Analysis Summary (\$ in 000's)

Actual + Fwd Proj.		○ 6cpr	□ 8cpr	△ 15cpr
Yield (Life)	0hpa	4.96%	4.96%	5.06%
	-10hpa	4.57%	4.60%	4.74%
	GeoAff	4.72%	4.74%	4.87%
Prindec / Origbv	0hpa	91.90%	92.65%	94.39%
	-10hpa	89.60%	90.50%	93.01%
	GeoAff	90.52%	91.36%	93.62%

Forward Proj. Only		○ 6cpr	□ 8cpr	△ 15cpr
Cashflow Summary				
%prin not received	0hpa	14.35%	13.42%	13.93%
	-10hpa	17.33%	16.15%	12.96%
	GeoAff	16.16%	15.08%	12.18%
Date First Writedown	0hpa	May-2010	May-2010	May-2010
	-10hpa	May-2010	May-2010	May-2010
	GeoAff	May-2010	May-2010	May-2010
\$prin not received	0hpa	\$251	\$235	\$191
	-10hpa	\$303	\$283	\$227
	GeoAff	\$283	\$264	\$213
\$Prin received	0hpa	\$1,499	\$1,516	\$1,559
	-10hpa	\$1,447	\$1,468	\$1,524
	GeoAff	\$1,468	\$1,487	\$1,537
\$Int received	0hpa	\$718	\$635	\$445
	-10hpa	\$695	\$617	\$437
	GeoAff	\$704	\$624	\$440
WAL	0hpa	6.90	6.11	4.31
	-10hpa	6.68	5.94	4.22
	GeoAff	6.77	6.01	4.26
EconValue/MTM Value (Swaps + 250bp)				
EconValue Est.	0hpa	\$89.85	\$91.08	\$94.04
	-10hpa	\$87.71	\$89.05	\$92.41
	GeoAff	\$88.54	\$89.84	\$93.03

Swap Curve as of 12/14/2009 5:10:00 PM (EST)

6	24	36	60	120	360
0.43	1.18	1.79	2.66	3.67	4.32

© Copyright 2009, Performance Trust All Rights Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere to and be bound to the terms and conditions of Performance Trust's Confidential Policy.
Page No.10

Pre-purchase Analysis (12/26/07) — CWALT 2007-8CB A9

Select Cusip: 02150FAJ9 CWALT 2007-8CB A9

200911

only change cells with blue underlined text

Original Transaction Data					
Trade Dt	12/26/07	PurchPx	95.75	w/acc 95.77	
Settle Dt	1/2/08	Yield@6cpr	6.60		
Orig	10,799,400	WAL@6cpr	10.87		
Current	10,068,506	Mod Dur	7.45		
Factor	0.9323	@purch	Tsy	Swap	
Orig Invest	9,640,595	Yield	4.09	4.78	

Current Tranche Information *(source: Intex)*		Ratings				Credit Support	
			Orig	Curr	Effect Dt		
Tranche	A9					Orig	9.41%
Type	SEN_SPR_FIX	S&P	AAA	CCC	6/4/09	Current	9.09%
Coupon	6.00	Mdy	Aaa	B3	2/20/09	CreditSupp. Group:	COLLAT
Orig	113,437,000	Fitch	NA			Tranche Group:	COLLAT
Current	87,764,864						
CurrFactor	0.773688						

Realized Cashflows-to-Date			
Current Face	8,355,368	# of Payments	22
Principal	1,713,138	% Paiddown	17.01%
Coupon	1,015,938	% Writedown	0.00%
AllCashflow	2,729,077	$ Writedown	(0)

Deal Information *(source: Intex)*			
Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	751,737,398	Orig # Assets	3482
Curr Collat	548,579,137	Curr # Assets	2622
Factor	0.7297		
MasterServicer	Countrywide Home Loans Servicing		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss	MaxLoss
											ppstress_1	ppstress_7
All Collat Loss-to-Date ($mm)		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0		
All Collat Loss-to-Date(%orig)		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		
All Collateral Forward Projections	Default ($mm)	0.0	NA	32.4	62.9	118.5	167.7	211.3	250.0	284.5	32.4	284.5
	Loss ($mm)	0.0	NA	11.4	22.0	41.5	58.7	74.0	87.5	99.6	11.4	99.6
	Default (%curr)	0.00%	NA	4.65%	9.02%	16.98%	24.03%	30.27%	35.82%	40.76%	4.65%	40.76%
	Loss (%curr)	0.00%	NA	1.63%	3.16%	5.94%	8.41%	10.60%	12.54%	14.27%	1.63%	14.27%
	Severity		NA	35.05%	35.03%	34.98%	35.00%	35.02%	35.01%	35.01%	35.05%	35.01%
All Collateral Life Total	Loss ($mm)	0.0	NA	11.4	22.0	41.5	58.7	74.0	87.5	99.6	11.4	0.4
	Loss (%orig)	**0.00%**	**NA**	**1.51%**	**2.93%**	**5.52%**	**7.81%**	**9.84%**	**11.64%**	**13.25%**	**1.51%**	**35.01%**
Tranche Life Totals	Life Yield	6.60	NA	6.62	6.65	6.58	6.57	6.46	6.28	6.07	6.62	6.07
	WAL	10.87	NA	10.37	9.80	12.52	10.19	8.89	8.04	7.43	10.37	7.43
	Coupon CF	6,525,493	NA	6,224,863	5,884,408	7,526,902	6,114,547	5,333,853	4,821,385	4,448,104	6,224,863	4,448,104
	Principal CF	10,068,506	NA	10,068,506	10,068,506	10,035,152	9,881,873	9,710,523	9,546,650	9,393,217	10,068,506	9,393,217
	PrinNotRec CF	-	NA	0	0	33,355	186,633	357,983	521,856	675,289	0	675,289
	%Face Not Rec	0.0%	NA	0.0%	0.0%	0.3%	1.9%	3.6%	5.2%	6.7%	0.0%	6.7%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis — CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

Collateral Group Data *(source: Intex)* — *as of last known remit*

tranche group: COLLAT — credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	751.7	548.6	6.53	32.0	62.3	714	209,222	0.00%	326.0	326.0
COLLAT	751.7	548.6	6.53	32.0	62.3	714	209,222	0.00%	326.0	326.0
COLLAT	751.7	548.6	6.53	32.0	62.3	714	209,222	0.00%	326.0	326.0

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	9.65	10.18	11.58	12.12	10.46	7.20	7.72	2.45	2.46	1.25%	9.36
COLLAT	9.65	10.18	11.58	12.12	10.46	7.20	7.72	2.45	2.46	1.25%	9.36
COLLAT	9.65	10.18	11.58	12.12	10.46	7.20	7.72	2.45	2.46	1.25%	9.36

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	5.14	3.03	7.93	6.89	1.56	19.41	16.38	1.01	No	No	No
COLLAT	5.14	3.03	7.93	6.89	1.56	19.41	16.38	1.01	No	No	No
COLLAT	5.14	3.03	7.93	6.89	1.56	19.41	16.38	1.01	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) — *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
0hpa@6cpr	8.35%	45.8	27.7%	152.1	30.1%
-10hpa@6cpr	10.44%	57.3	29.8%	163.6	35.0%
GeoAff@6cpr	9.76%	53.6	29.1%	159.9	33.5%
0hpa@8cpr	7.76%	42.6	25.3%	138.6	30.7%
-10hpa@8cpr	9.64%	52.9	27.2%	148.9	35.5%
GeoAff@6cpr	9.03%	49.6	26.5%	145.6	34.0%
0hpa@15cpr	6.20%	34.0	19.3%	105.7	32.2%
-10hpa@15cpr	7.55%	41.4	20.5%	112.6	36.8%
GeoAff@15cpr	7.12%	39.1	20.1%	110.3	35.4%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.00%	0.00
PostPurchase	1.25%	9.36

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
0hpa@6cpr	7.3%	55.2
-10hpa@6cpr	8.9%	66.6
GeoAff@6cpr	8.4%	62.9
0hpa@8cpr	6.9%	51.9
-10hpa@8cpr	8.3%	62.3
GeoAff@8cpr	7.8%	58.9
0hpa@15cpr	5.8%	43.4
-10hpa@15cpr	6.8%	50.8
GeoAff@15cpr	6.4%	48.4

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	751.7	11.76%	88.4
Intex OBal	751.7		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	NA	NA

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis — CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield	0hpa	6.66	6.75	6.92
(based on	-10hpa	6.50	6.60	6.82
purch. px)	GeoAfford	6.56	6.65	6.86
% of Purch.	0hpa	98.8%	99.1%	99.7%
Face Received	-10hpa	97.2%	97.8%	98.8%
	GeoAfford	97.8%	98.3%	99.1%
% of Orig	0hpa	103.2%	103.5%	104.1%
Investment	-10hpa	101.5%	102.1%	103.2%
Received	GeoAfford	102.1%	102.6%	103.5%
purchase px	$	*95.75*		

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current	0hpa	1.40%	1.03%	0.41%
Face Not	-10hpa	3.36%	2.66%	1.44%
Received	GeoAfford	2.70%	2.10%	1.07%
$ of Current	0hpa	117,321	86,058	34,423
Face Not	-10hpa	280,898	222,220	120,378
Received CF	GeoAfford	225,985	175,693	89,664
Est Book Px @	0hpa	0.00	0.00	0.00
Life Yield	-10hpa	0.00	0.00	0.00
	GeoAfford	0.00	0.00	0.00

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	Trade Dt1	Trade Dt2	Trade Dt3
Selected Scen.	GeoAff_15cpr	ppstress_7	ZeroLoss	ppstress_7	ppstress_1
Collateral Loss					
Life Total ($)	48,419,508	99,570,178	730	99,570,178	11,355,900
Life Total	6.44%	13.25%	0.00%	13.25%	1.51%
Tranche					
Life Yield	6.86	6.07	6.60	6.07	6.62
PrinReceived($)	9,978,842	9,393,217	10,068,506	9,393,217	10,068,506
(%)	99.1%	93.3%	100.0%	93.29%	100.0%
Total Cashflow	13,572,086	13,841,321	16,593,999	13,841,321	16,293,369

Fair Value Estimate — GeoAff_15cpr

Yield	Price
3.00	112.56
4.00	107.76
5.00	103.33
6.00	99.25
7.00	95.47
8.00	91.96
9.00	88.70
purchpx	95.75

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
5.50
6.00
6.50
7.00

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=200911	>200911
Principal Received	9,393,217	1,998,109	7,395,109
Principal Not Received	(675,289)	-	(675,289)
Coupon	4,448,104	1,009,887	3,438,217
Total Cashflows	13,841,321	3,007,995	10,833,326
Current: GeoAff_15cpr	**Total**	**<=200911**	**>200911**
Principal Received	9,978,842	1,713,138	8,265,704
Principal Not Received	(89,664)	0	(89,664)
Coupon	3,593,244	1,015,938	2,577,306
Total Cashflows	13,572,086	2,729,077	10,843,010
Difference	**Total**	**<=200911**	**>200911**
Principal Received	585,625	(284,970)	870,595
Principal Not Received	585,625	0	585,625
Coupon	(854,860)	6,052	(860,911)
Total Cashflows	(269,235)	(278,919)	9,684

Current Cashflow Expectation

1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
(200)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison

CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:		ppstress_7		Current Expectation		GeoAff_15cpr		Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	9,393,217	(675,289)	4,448,104	13,841,321	9,978,842	(89,664)	3,593,244	13,572,086	585,625	585,625	(854,860)	(269,235)
<=200911	1,998,109	-	1,009,887	3,007,995	1,713,138	0	1,015,938	2,729,077	(284,970)	0	6,052	(278,919)
>200911	7,395,109	(675,289)	3,438,217	10,833,326	8,265,704	(89,664)	2,577,306	10,843,010	870,595	585,625	(860,911)	9,684
2008	894,853	-	532,710	1,427,563	733,727	0	529,232	1,262,959	(161,126)	0	(3,478)	(164,604)
2009	1,204,396	-	517,529	1,721,925	1,080,552	-	528,483	1,609,035	(123,844)	-	10,954	(112,890)
2010	1,095,077	-	445,804	1,540,881	1,213,694	-	461,877	1,675,571	118,616	-	16,073	134,690
2011	818,896	-	389,373	1,208,269	1,214,451	-	389,032	1,603,483	395,556	-	(341)	395,214
2012	702,865	(58,374)	342,814	1,045,679	1,060,885	-	319,250	1,380,135	358,020	58,374	(23,564)	334,455
2013	579,381	(119,267)	297,666	877,047	859,298	-	261,404	1,120,702	279,917	119,267	(36,262)	243,655
2014	479,275	(88,114)	259,567	738,843	700,924	-	214,377	915,301	221,649	88,114	(45,191)	176,459
2015	405,712	(67,192)	228,276	633,988	572,946	(11,634)	175,850	748,796	167,234	55,558	(52,426)	114,808
2016	350,726	(53,165)	201,904	552,630	465,714	(22,699)	143,275	608,989	114,988	30,466	(58,629)	56,359
2017	329,893	(43,636)	178,732	508,626	392,411	(16,071)	116,365	508,777	62,518	27,565	(62,367)	151
2018	301,116	(37,356)	157,155	458,270	323,519	(11,545)	93,845	417,363	22,403	25,811	(63,310)	(40,907)
2019	269,264	(32,256)	137,889	407,153	262,894	(8,191)	75,566	338,460	(6,370)	24,065	(62,323)	(68,694)
2020	241,473	(28,129)	120,698	362,171	213,526	(5,722)	60,781	274,307	(27,947)	22,407	(59,917)	(87,864)
2021	216,395	(24,403)	105,330	321,725	173,447	(3,976)	48,821	222,269	(42,948)	20,427	(56,509)	(99,457)
2022	194,913	(21,216)	91,578	286,491	141,347	(2,788)	39,129	180,477	(53,565)	18,428	(52,449)	(106,014)
2023	174,866	(18,359)	79,247	254,113	115,014	(1,972)	31,254	146,268	(59,851)	16,388	(47,993)	(107,844)
2024	156,577	(15,809)	68,238	224,815	93,421	(1,380)	24,867	118,288	(63,156)	14,428	(43,371)	(106,527)
2025	140,201	(13,534)	58,418	198,618	75,826	(965)	19,693	95,520	(64,374)	12,569	(38,724)	(103,099)
2026	125,455	(11,506)	49,664	175,119	61,552	(689)	15,501	77,053	(63,903)	10,817	(34,162)	(98,066)
2027	112,073	(9,700)	41,871	153,944	49,896	(505)	12,105	62,001	(62,176)	9,195	(29,767)	(91,943)
2028	100,080	(8,096)	34,946	135,026	40,371	(379)	9,356	49,727	(59,709)	7,717	(25,591)	(85,300)
2029	89,324	(6,672)	28,797	118,122	32,552	(291)	7,136	39,687	(56,773)	6,381	(21,662)	(78,435)
2030	79,666	(5,408)	23,344	103,010	26,116	(228)	5,350	31,466	(53,550)	5,180	(17,994)	(71,543)
2031	70,937	(4,289)	18,515	89,452	20,830	(181)	3,921	24,751	(50,107)	4,108	(14,594)	(64,701)
2032	63,061	(3,301)	14,250	77,311	16,486	(145)	2,786	19,271	(46,575)	3,156	(11,465)	(58,039)
2033	56,035	(2,430)	10,490	66,525	12,935	(115)	1,890	14,825	(43,100)	2,315	(8,600)	(51,701)
2034	49,690	(1,664)	7,181	56,871	10,040	(90)	1,190	11,230	(39,650)	1,574	(5,991)	(45,641)
2035	43,902	(992)	4,281	48,183	7,649	(64)	651	8,300	(36,254)	928	(3,630)	(39,884)
>2035	47,116	(422)	1,836	48,951	6,818	(34)	256	7,074	(40,298)	387	(1,579)	(41,877)

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

© Copyright 2009, Performance Trust Investment Advisors, LLC (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. This material is for your internal use only and may not be disclosed to third parties. The research and other information provided herein has been prepared for informational purposes only and is not an offer or solicitation to purchase or sell securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing involves risks, including the potential for principal loss. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. The investments discussed herein may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate each investment discussed in the context of their own objectives, risk profile and circumstances. The information contained herein has been obtained from sources considered to be reliable, and is subject to change without notice. Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any errors or omissions or for the results obtained from the use of such information. This material has been created upon request for a specific purpose and any use beyond the narrow purpose for which this material was created would likely change the presentation and response provided herein. The material presented herein is subject to change without notice.

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — CWALT 2007-8CB A9

Select Cusip: 02150FAJ9 CWALT 2007-8CB A9 — 200911

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Original Transaction Data

Trade Dt	12/26/07	PurchPx	95.75	w/acc 95.77
Settle Dt	1/2/08	Yield@6cpr	6.60	
Orig	10,799,400	WAL@6cpr	10.87	
Current	10,068,506	Mod Dur	7.45	
Factor	0.9323	@purch	Tsy	Swap
Orig Invest	9,640,595	Yield	4.09	4.78

Current Tranche Information *(source: Intex)*

Tranche	A9
Type	SEN_SPR_FIX
Coupon	6.00
Orig	113,437,000
Current	87,764,864
CurrFactor	0.773688

Ratings

	Orig	Curr	Effect Dt
S&P	AAA	CCC	6/4/09
Mdy	Aaa	B3	2/20/09
Fitch	NA		

Credit Support

Orig	9.41%
Current	9.09%
CreditSupp. Group:	COLLAT
Tranche Group:	COLLAT

Realized Cashflows-to-Date

Current Face	8,355,368	# of Payments	22
Principal	1,713,138	% Paiddown	17.01%
Coupon	1,015,938	% Writedown	0.00%
AllCashflow	2,729,077	$ Writedown	(0)

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	751,737,398	Orig # Assets	3482
Curr Collat	548,579,137	Curr # Assets	2622
Factor	0.7297		
MasterServicer	Countrywide Home Loans Servicing		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0		
All Collat Loss-to-Date(%orig)		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		
All Collateral Forward Projections	Default ($mm)	0.0	NA	32.4	62.9	118.5	167.7	211.3	250.0	284.5	32.4	284.5
	Loss ($mm)	0.0	NA	11.4	22.0	41.5	58.7	74.0	87.5	99.6	11.4	99.6
	Default (%curr)	0.00%	NA	4.65%	9.02%	16.98%	24.03%	30.27%	35.82%	40.76%	4.65%	40.76%
	Loss (%curr)	0.00%	NA	1.63%	3.16%	5.94%	8.41%	10.60%	12.54%	14.27%	1.63%	14.27%
	Severity		NA	35.05%	35.03%	34.98%	35.00%	35.02%	35.01%	35.01%	35.05%	35.01%
All Collateral Life Total	Loss ($mm)	0.0	NA	11.4	22.0	41.5	58.7	74.0	87.5	99.6	11.4	0.4
	Loss (%orig)	**0.00%**	**NA**	**1.51%**	**2.93%**	**5.52%**	**7.81%**	**9.84%**	**11.64%**	**13.25%**	**1.51%**	**35.01%**
Tranche Life Totals	Life Yield	6.60	NA	6.62	6.65	6.58	6.57	6.46	6.28	6.07	6.62	6.07
	WAL	10.87	NA	10.37	9.80	12.52	10.19	8.89	8.04	7.43	10.37	7.43
	Coupon CF	6,525,493	NA	6,224,863	5,884,408	7,526,902	6,114,547	5,333,853	4,821,385	4,448,104	6,224,863	4,448,104
	Principal CF	10,068,506	NA	10,068,506	10,068,506	10,035,152	9,881,873	9,710,523	9,546,650	9,393,217	10,068,506	9,393,217
	PrinNotRec CF	-	NA	0	0	33,355	186,633	357,983	521,856	675,289	0	675,289
	%Face Not Rec	0.0%	NA	0.0%	0.0%	0.3%	1.9%	3.6%	5.2%	6.7%	0.0%	6.7%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis — CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	751.7	548.6	6.53	32.0	62.3	714	209,222	0.00%	326.0	326.0
COLLAT	751.7	548.6	6.53	32.0	62.3	714	209,222	0.00%	326.0	326.0
COLLAT	751.7	548.6	6.53	32.0	62.3	714	209,222	0.00%	326.0	326.0

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	9.65	10.18	11.58	12.12	10.46	7.20	7.72	2.45	2.46	1.25%	9.36
COLLAT	9.65	10.18	11.58	12.12	10.46	7.20	7.72	2.45	2.46	1.25%	9.36
COLLAT	9.65	10.18	11.58	12.12	10.46	7.20	7.72	2.45	2.46	1.25%	9.36

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	5.14	3.03	7.93	6.89	1.56	19.41	16.38	1.01	No	No	No
COLLAT	5.14	3.03	7.93	6.89	1.56	19.41	16.38	1.01	No	No	No
COLLAT	5.14	3.03	7.93	6.89	1.56	19.41	16.38	1.01	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
0hpa@6cpr	8.35%	45.8	27.7%	152.1	30.1%
-10hpa@6cpr	10.44%	57.3	29.8%	163.6	35.0%
GeoAff@6cpr	9.76%	53.6	29.1%	159.9	33.5%
0hpa@8cpr	7.76%	42.6	25.3%	138.6	30.7%
-10hpa@8cpr	9.64%	52.9	27.2%	148.9	35.5%
GeoAff@6cpr	9.03%	49.6	26.5%	145.6	34.0%
0hpa@15cpr	6.20%	34.0	19.3%	105.7	32.2%
-10hpa@15cpr	7.55%	41.4	20.5%	112.6	36.8%
GeoAff@15cpr	7.12%	39.1	20.1%	110.3	35.4%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.00%	0.00
PostPurchase	1.25%	9.36

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
0hpa@6cpr	7.3%	55.2
-10hpa@6cpr	8.9%	66.6
GeoAff@6cpr	8.4%	62.9
0hpa@8cpr	6.9%	51.9
-10hpa@8cpr	8.3%	62.3
GeoAff@8cpr	7.8%	58.9
0hpa@15cpr	5.8%	43.4
-10hpa@15cpr	6.8%	50.8
GeoAff@15cpr	6.4%	48.4

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	751.7	11.76%	88.4
Intex OBal	751.7		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	NA	NA

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis — CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

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Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	0hpa	6.66	6.75	6.92
	-10hpa	6.50	6.60	6.82
	GeoAfford	6.56	6.65	6.86
% of Purch. Face Received	0hpa	98.8%	99.1%	99.7%
	-10hpa	97.2%	97.8%	98.8%
	GeoAfford	97.8%	98.3%	99.1%
% of Orig Investment Received	0hpa	103.2%	103.5%	104.1%
	-10hpa	101.5%	102.1%	103.2%
	GeoAfford	102.1%	102.6%	103.5%

purchase px $ *95.75*

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	0hpa	1.40%	1.03%	0.41%
	-10hpa	3.36%	2.66%	1.44%
	GeoAfford	2.70%	2.10%	1.07%
$ of Current Face Not Received CF	0hpa	117,321	86,058	34,423
	-10hpa	280,898	222,220	120,378
	GeoAfford	225,985	175,693	89,664
Est Book Px @ Life Yield	0hpa	0.00	0.00	0.00
	-10hpa	0.00	0.00	0.00
	GeoAfford	0.00	0.00	0.00

Life Expected Cashflows: Current vs. Trade Date Comparison (select scenarios in blue)

Expected:	Current	Trade Dt	Trade Dt1	Trade Dt2	Trade Dt3
Selected Scen.	GeoAff_8cpr	ppstress_7	ZeroLoss	ppstress_7	ppstress_1
Collateral Loss					
Life Total ($)	58,921,059	99,570,178	730	99,570,178	11,355,900
Life Total	7.84%	13.25%	0.00%	13.25%	1.51%
Tranche					
Life Yield	6.65	6.07	6.60	6.07	6.62
PrinReceived($)	9,892,814	9,393,217	10,068,506	9,393,217	10,068,506
(%)	98.3%	93.3%	100.0%	93.29%	100.0%
Total Cashflow	14,524,972	13,841,321	16,593,999	13,841,321	16,293,369

Fair Value Estimate

GeoAff_8cpr

Yield	Price
3.00	116.38
4.00	109.86
5.00	104.01
6.00	98.75
7.00	93.99
8.00	89.67
9.00	85.73
purchpx	95.75

Life Yield:
Current vs. Trade Date Expectation

Trade Dt
Current
5.60
5.80
6.00
6.20
6.40
6.60
6.80

% Life Principal Received:
Current vs. Trade Date Expectation

Trade Dt
Current
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=200911	>200911
Principal Received	9,393,217	1,998,109	7,395,109
Principal Not Received	(675,289)	-	(675,289)
Coupon	4,448,104	1,009,887	3,438,217
Total Cashflows	13,841,321	3,007,995	10,833,326
Current: GeoAff_8cpr	**Total**	**<=200911**	**>200911**
Principal Received	9,892,814	1,713,138	8,179,675
Principal Not Received	(175,693)	0	(175,693)
Coupon	4,632,158	1,015,938	3,616,220
Total Cashflows	14,524,972	2,729,077	11,795,895
Difference	**Total**	**<=200911**	**>200911**
Principal Received	499,596	(284,970)	784,567
Principal Not Received	499,596	0	499,596
Coupon	184,055	6,052	178,003
Total Cashflows	683,651	(278,919)	962,570

Current Cashflow Expectation

1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
(200)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison

CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:		ppstress_7		Current Expectation		GeoAff_8cpr		Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	9,393,217	(675,289)	4,448,104	13,841,321	9,892,814	(175,693)	4,632,158	14,524,972	499,596	499,596	184,055	683,651
<=200911	1,998,109	-	1,009,887	3,007,995	1,713,138	0	1,015,938	2,729,077	(284,970)	0	6,052	(278,919)
>200911	7,395,109	(675,289)	3,438,217	10,833,326	8,179,675	(175,693)	3,616,220	11,795,895	784,567	499,596	178,003	962,570
2008	894,853	-	532,710	1,427,563	733,727	0	529,232	1,262,959	(161,126)	0	(3,478)	(164,604)
2009	1,204,396	-	517,529	1,721,925	1,080,552	-	528,483	1,609,035	(123,844)	-	10,954	(112,890)
2010	1,095,077	-	445,804	1,540,881	1,190,427	-	461,940	1,652,366	95,349	-	16,136	111,485
2011	818,896	-	389,373	1,208,269	821,978	-	400,305	1,222,283	3,083	-	10,932	14,015
2012	702,865	(58,374)	342,814	1,045,679	715,196	-	354,318	1,069,514	12,331	58,374	11,504	23,835
2013	579,381	(119,267)	297,666	877,047	622,788	-	314,066	936,855	43,407	119,267	16,401	59,808
2014	479,275	(88,114)	259,567	738,843	548,015	-	278,820	826,835	68,740	88,114	19,252	87,992
2015	405,712	(67,192)	228,276	633,988	483,220	(27,131)	247,285	730,505	77,508	40,061	19,009	96,517
2016	350,726	(53,165)	201,904	552,630	423,964	(34,386)	217,809	641,774	73,238	18,779	15,905	89,144
2017	329,893	(43,636)	178,732	508,626	396,504	(26,407)	191,500	588,004	66,611	17,229	12,768	79,379
2018	301,116	(37,356)	157,155	458,270	358,617	(20,551)	167,183	525,800	57,501	16,805	10,028	67,529
2019	269,264	(32,256)	137,889	407,153	317,248	(15,782)	145,729	462,977	47,983	16,474	7,840	55,824
2020	241,473	(28,129)	120,698	362,171	280,595	(11,935)	126,889	407,484	39,122	16,194	6,191	45,313
2021	216,395	(24,403)	105,330	321,725	248,400	(8,978)	110,330	358,730	32,005	15,425	4,999	37,004
2022	194,913	(21,216)	91,578	286,491	221,277	(6,815)	95,720	316,997	26,364	14,401	4,142	30,506
2023	174,866	(18,359)	79,247	254,113	196,962	(5,217)	82,760	279,722	22,097	13,142	3,513	25,609
2024	156,577	(15,809)	68,238	224,815	175,155	(3,953)	71,277	246,432	18,578	11,855	3,039	21,617
2025	140,201	(13,534)	58,418	198,618	155,915	(2,991)	61,101	217,016	15,714	10,542	2,683	18,397
2026	125,455	(11,506)	49,664	175,119	139,161	(2,312)	52,058	191,219	13,706	9,194	2,395	16,101
2027	112,073	(9,700)	41,871	153,944	124,337	(1,835)	44,000	168,336	12,264	7,865	2,129	14,393
2028	100,080	(8,096)	34,946	135,026	111,181	(1,491)	36,809	147,990	11,101	6,605	1,863	12,964
2029	89,324	(6,672)	28,797	118,122	99,338	(1,239)	30,387	129,725	10,013	5,432	1,590	11,603
2030	79,666	(5,408)	23,344	103,010	88,559	(1,050)	24,660	113,218	8,893	4,358	1,316	10,209
2031	70,937	(4,289)	18,515	89,452	78,743	(904)	19,561	98,304	7,806	3,386	1,046	8,852
2032	63,061	(3,301)	14,250	77,311	69,735	(783)	15,038	84,773	6,675	2,519	788	7,462
2033	56,035	(2,430)	10,490	66,525	61,520	(675)	11,039	72,559	5,485	1,755	549	6,033
2034	49,690	(1,664)	7,181	56,871	54,012	(568)	7,520	61,532	4,322	1,096	339	4,661
2035	43,902	(992)	4,281	48,183	46,859	(437)	4,446	51,305	2,957	554	165	3,122
>2035	47,116	(422)	1,836	48,951	48,829	(252)	1,893	50,722	1,713	170	57	1,770

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

© Copyright 2009, Performance Trust Investment Advisors, LLC (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. This material is for your internal use only and may not be disclosed to third parties. The research and other information provided herein has been prepared for informational purposes only and is not an offer or solicitation to purchase or sell securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing involves risks, including the potential for principal loss. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. The investments discussed herein may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate each investment discussed in the context of their own objectives, risk profile and circumstances. The information contained herein has been obtained from sources considered to be reliable, and is subject to change without notice. Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any errors or omissions or for the results obtained from the use of such information. This material has been created upon request for a specific purpose and any use beyond the narrow purpose for which this material was created would likely change the presentation and response provided herein. The material presented herein is subject to change without notice.

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — RALI 2006-QS16 A10

Select Cusip: 74922LAK9 RALI 2006-QS16 A10 — 200911

only change cells with blue underlined text

Original Transaction Data					
Trade Dt	12/26/07	PurchPx	97.50	w/acc 97.52	
Settle Dt	1/2/08	Yield@6cpr	6.70		
Orig	9,700,000	WAL@6cpr	4.21		
Current	8,116,898	Mod Dur	3.42		
Factor	0.8368	@purch	Tsy	Swap	
Orig Invest	7,913,976	Yield	3.27	4.12	

Current Tranche Information *(source: Intex)*

Tranche	A10	Ratings	Orig	Curr	Effect Dt	Credit Support	
Type	SEN_FIX					Orig	6.75%
Coupon	6.00	S&P	AAA	CCC	7/24/09	Current	1.99%
Orig	180,140,000	Mdy	Aaa	Caa2	2/26/09	CreditSupp. Group:	COLLAT
Current	106,800,060	Fitch	AAA	C	8/6/09		
CurrFactor	0.592873					Tranche Group:	COLLAT

Realized Cashflows-to-Date			
Current Face	5,750,864	# of Payments	22
Principal	2,366,034	% Paiddown	29.15%
Coupon	770,321	% Writedown	0.00%
AllCashflow	3,136,355	$ Writedown	-

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	752,079,933	Orig # Assets	3009
Curr Collat	463,169,901	Curr # Assets	1963
Factor	0.6159		
MasterServicer	Residential Funding Company		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5		
All Collat Loss-to-Date(%orig)		0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%		
All Collateral Forward Projections	Default ($mm)	0.0	377.4	29.5	57.2	107.8	152.6	192.3	227.6	259.0	29.5	259.0
	Loss ($mm)	0.0	132.1	10.3	20.0	37.7	53.4	67.3	79.7	90.7	10.3	90.7
	Default (%curr)	0.00%	60.40%	4.72%	9.16%	17.26%	24.42%	30.78%	36.43%	41.46%	4.72%	41.46%
	Loss (%curr)	0.00%	21.14%	1.65%	3.21%	6.04%	8.55%	10.77%	12.75%	14.51%	1.65%	14.51%
	Severity		35.00%	34.96%	35.04%	34.99%	35.01%	34.99%	35.00%	35.00%	34.96%	35.00%
All Collateral Life Total	Loss ($mm)	0.5	132.5	10.8	20.5	38.2	53.9	67.8	80.1	91.1	10.8	0.3
	Loss (%orig)	**0.06%**	**17.62%**	**1.43%**	**2.72%**	**5.08%**	**7.16%**	**9.01%**	**10.65%**	**12.12%**	**1.43%**	**35.00%**
Tranche Life Totals	Life Yield	6.70	4.13	6.72	6.75	6.80	6.82	6.78	6.38	6.03	6.72	6.03
	WAL	4.21	4.99	4.01	3.83	3.49	3.37	3.52	4.57	5.02	4.01	5.02
	Coupon CF	2,018,949	2,401,165	1,923,431	1,835,318	1,667,114	1,612,012	1,681,776	2,193,381	2,414,447	1,923,431	2,414,447
	Principal CF	8,116,898	7,085,628	8,116,898	8,116,898	8,116,898	8,116,898	8,101,963	7,956,248	7,805,492	8,116,898	7,805,492
	PrinNotRec CF	-	1,031,270	0	0	0	0	14,935	160,650	311,406	0	311,406
	%Face Not Rec	0.0%	12.7%	0.0%	0.0%	0.0%	0.0%	0.2%	2.0%	3.8%	0.0%	3.8%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis

RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	752.1	463.2	6.99	37.0	72.3	708	235,950	0.00%	321.0	321.4
COLLAT	752.1	463.2	6.99	37.0	72.3	708	235,950	0.00%	321.0	321.4
COLLAT	752.1	463.2	6.99	37.0	72.3	708	235,950	0.00%	321.0	321.4

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	17.60	20.70	20.03	17.64	14.35	4.11	4.94	13.49	15.76	5.49%	41.32
COLLAT	17.60	20.70	20.03	17.64	14.35	4.11	4.94	13.49	15.76	5.49%	41.32
COLLAT	17.60	20.70	20.03	17.64	14.35	4.11	4.94	13.49	15.76	5.49%	41.32

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	6.06	2.90	7.64	17.37	1.21	29.12	26.22	1.68	No	No	No
COLLAT	6.06	2.90	7.64	17.37	1.21	29.12	26.22	1.68	No	No	No
COLLAT	6.06	2.90	7.64	17.37	1.21	29.12	26.22	1.68	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
0hpa@6cpr	16.88%	78.2	39.5%	183.1	42.7%
-10hpa@6cpr	19.78%	91.6	42.0%	194.3	47.1%
GeoAff@6cpr	18.76%	86.9	41.1%	190.3	45.7%
0hpa@8cpr	15.79%	73.2	36.6%	169.3	43.2%
-10hpa@8cpr	18.41%	85.3	38.8%	179.5	47.5%
GeoAff@6cpr	17.50%	81.1	38.0%	175.8	46.1%
0hpa@15cpr	12.88%	59.7	29.0%	134.3	44.4%
-10hpa@15cpr	14.74%	68.3	30.5%	141.4	48.3%
GeoAff@15cpr	14.10%	65.3	30.0%	138.9	47.0%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.06%	0.46
PostPurchase	5.43%	40.86

note: PostPurchase actuals are through Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
0hpa@6cpr	15.9%	119.5
-10hpa@6cpr	17.7%	132.9
GeoAff@6cpr	17.1%	128.2
0hpa@8cpr	15.2%	114.5
-10hpa@8cpr	16.8%	126.6
GeoAff@8cpr	16.3%	122.4
0hpa@15cpr	13.4%	101.0
-10hpa@15cpr	14.6%	109.6
GeoAff@15cpr	14.2%	106.7

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	752.1	17.14%	128.9
Intex OBal	752.1		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	22.42%	18.51%

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis

RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	0hpa	4.82	4.83	4.92
	-10hpa	4.47	4.49	4.62
	GeoAfford	4.59	4.61	4.72
% of Purch. Face Received	0hpa	89.7%	90.3%	92.1%
	-10hpa	87.7%	88.5%	90.8%
	GeoAfford	88.4%	89.2%	91.2%
% of Orig Investment Received	0hpa	92.0%	92.7%	94.5%
	-10hpa	89.9%	90.8%	93.1%
	GeoAfford	90.6%	91.4%	93.6%
purchase px	$ *97.50*			

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	0hpa	14.56%	13.63%	11.13%
	-10hpa	17.39%	16.20%	13.02%
	GeoAfford	16.40%	15.31%	12.37%
$ of Current Face Not Received CF	0hpa	837,562	783,785	639,887
	-10hpa	999,931	931,894	748,693
	GeoAfford	943,202	880,339	711,322
Est Book Px @ Life Yield	0hpa	0.00	0.00	0.00
	-10hpa	0.00	0.00	0.00
	GeoAfford	0.00	0.00	0.00

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	Trade Dt1	Trade Dt2	Trade Dt3
Selected Scen.	GeoAff_15cpr	ppstress_7	ZeroLoss	ppstress_7	ppstress_1
Collateral Loss					
Life Total ($)	106,652,609	91,121,502	458,345	91,121,502	10,784,312
Life Total	14.18%	12.12%	0.06%	12.12%	1.43%
Tranche					
Life Yield	4.72	6.03	6.70	6.03	6.72
PrinReceived($)	7,405,576	7,805,492	8,116,898	7,805,492	8,116,898
(%)	91.2%	96.2%	100.0%	96.16%	100.0%
Total Cashflow	9,560,636	10,219,940	10,135,847	10,219,940	10,040,329

Fair Value Estimate

GeoAff_15cpr	
Yield	Price
3.00	99.17
4.00	95.63
5.00	92.36
6.00	89.31
7.00	86.48
8.00	83.83
9.00	81.36
purchpx	97.50

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
0.00
2.00
4.00
6.00
8.00

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=200911	>200911
Principal Received	7,805,492	2,487,732	5,317,761
Principal Not Received	(311,406)	-	(311,406)
Coupon	2,414,447	762,253	1,652,194
Total Cashflows	10,219,940	3,249,985	6,969,955
Current: GeoAff_15cpr	**Total**	**<=200911**	**>200911**
Principal Received	7,405,576	2,366,034	5,039,541
Principal Not Received	(711,322)	-	(711,322)
Coupon	2,155,061	770,321	1,384,740
Total Cashflows	9,560,636	3,136,355	6,424,281
Difference	**Total**	**<=200911**	**>200911**
Principal Received	(399,917)	(121,698)	(278,219)
Principal Not Received	(399,916)	-	(399,916)
Coupon	(259,387)	8,068	(267,455)
Total Cashflows	(659,303)	(113,629)	(545,674)

Current Cashflow Expectation

2,000
1,500
1,000
500
-
(500)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison — RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:		ppstress_7		Current Expectation		GeoAff_15cpr		Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	7,805,492	(311,406)	2,414,447	10,219,940	7,405,576	(711,322)	2,155,061	9,560,636	(399,917)	(399,916)	(259,387)	(659,303)
<=200911	2,487,732	-	762,253	3,249,985	2,366,034	-	770,321	3,136,355	(121,698)	-	8,068	(113,629)
>200911	5,317,761	(311,406)	1,652,194	6,969,955	5,039,541	(711,322)	1,384,740	6,424,281	(278,219)	(399,916)	(267,455)	(545,674)
2008	1,243,866	-	415,333	1,659,199	1,124,459	-	416,827	1,541,287	(119,407)	-	1,495	(117,912)
2009	1,356,945	-	375,066	1,732,011	1,354,654	-	382,248	1,736,902	(2,291)	-	7,182	4,891
2010	1,356,945	-	293,649	1,650,594	1,188,949	(201,653)	299,070	1,488,019	(167,995)	(201,653)	5,420	(162,575)
2011	1,326,823	-	212,308	1,539,130	821,937	(175,325)	225,635	1,047,572	(504,886)	(175,325)	13,327	(491,559)
2012	486,241	(51,548)	150,881	637,121	609,628	(108,362)	174,174	783,802	123,388	(56,814)	23,293	146,681
2013	245,597	(48,166)	129,289	374,887	467,525	(70,930)	136,380	603,905	221,928	(22,764)	7,091	229,019
2014	205,314	(36,001)	113,192	318,506	365,143	(48,201)	107,716	472,859	159,829	(12,199)	(5,476)	154,353
2015	175,594	(27,901)	99,812	275,406	288,093	(33,275)	85,577	373,670	112,499	(5,374)	(14,235)	98,264
2016	154,911	(22,386)	88,408	243,320	230,164	(23,070)	68,294	298,458	75,253	(684)	(20,114)	55,139
2017	146,521	(18,789)	78,078	224,599	189,395	(15,964)	54,444	243,839	42,873	2,825	(23,634)	19,240
2018	131,027	(16,191)	68,669	199,696	151,366	(10,945)	43,358	194,724	20,339	5,246	(25,311)	(4,972)
2019	117,490	(14,055)	60,279	177,769	121,274	(7,358)	34,587	155,861	3,784	6,697	(25,692)	(21,907)
2020	105,537	(12,265)	52,770	158,307	97,510	(4,893)	27,623	125,134	(8,027)	7,372	(25,147)	(33,173)
2021	94,767	(10,668)	46,050	140,817	78,721	(3,279)	22,066	100,786	(16,047)	7,389	(23,984)	(40,031)
2022	85,145	(9,274)	40,033	125,178	63,783	(2,248)	17,604	81,386	(21,363)	7,026	(22,429)	(43,792)
2023	76,451	(8,026)	34,646	111,097	51,780	(1,583)	14,004	65,784	(24,672)	6,444	(20,641)	(45,313)
2024	68,621	(6,910)	29,828	98,449	42,071	(1,141)	11,092	53,163	(26,551)	5,770	(18,735)	(45,286)
2025	61,573	(5,913)	25,522	87,094	34,162	(835)	8,734	42,896	(27,411)	5,077	(16,787)	(44,198)
2026	55,215	(5,022)	21,675	76,890	27,702	(616)	6,825	34,527	(27,513)	4,406	(14,851)	(42,363)
2027	49,476	(4,227)	18,244	67,720	22,391	(454)	5,282	27,673	(27,085)	3,772	(12,963)	(40,047)
2028	44,312	(3,518)	15,187	59,499	18,028	(335)	4,039	22,066	(26,284)	3,184	(11,148)	(37,433)
2029	39,654	(2,888)	12,465	52,119	14,429	(247)	3,042	17,471	(25,224)	2,641	(9,423)	(34,648)
2030	35,444	(2,327)	10,046	45,491	11,474	(184)	2,247	13,722	(23,970)	2,144	(7,799)	(31,769)
2031	31,649	(1,830)	7,900	39,549	9,062	(139)	1,618	10,680	(22,586)	1,692	(6,283)	(28,869)
2032	28,222	(1,390)	6,000	34,222	7,096	(105)	1,123	8,219	(21,125)	1,285	(4,877)	(26,002)
2033	25,159	(1,001)	4,320	29,479	5,495	(78)	737	6,232	(19,665)	923	(3,583)	(23,247)
2034	22,363	(658)	2,838	25,201	4,193	(56)	441	4,634	(18,170)	602	(2,398)	(20,567)
2035	19,769	(356)	1,537	21,306	3,111	(36)	217	3,328	(16,658)	320	(1,321)	(17,978)
>2035	14,863	(95)	421	15,284	1,981	(13)	57	2,038	(12,882)	82	(364)	(13,246)

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

© Copyright 2009, Performance Trust Investment Advisors, LLC (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. This material is for your internal use only and may not be disclosed to third parties. The research and other information provided herein has been prepared for informational purposes only and is not an offer or solicitation to purchase or sell securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing involves risks, including the potential for principal loss. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. The investments discussed herein may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate each investment discussed in the context of their own objectives, risk profile and circumstances. The information contained herein has been obtained from sources considered to be reliable, and is subject to change without notice. Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any errors or omissions or for the results obtained from the use of such information. This material has been created upon request for a specific purpose and any use beyond the narrow purpose for which this material was created would likely change the presentation and response provided herein. The material presented herein is subject to change without notice.

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — RALI 2006-QS16 A10

Select Cusip: 74922LAK9 — RALI 2006-QS16 A10 — 200911

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	97.50	w/acc 97.52	
Settle Dt	1/2/08	Yield@6cpr	6.70		
Orig	9,700,000	WAL@6cpr	4.21		
Current	8,116,898	Mod Dur	3.42		
Factor	0.8368	@purch		Tsy	Swap
Orig Invest	7,913,976	Yield		3.27	4.12

Current Tranche Information *(source: Intex)*

Tranche	A10	Ratings				Credit Support		
Type	SEN_FIX		Orig	Curr	Effect Dt	Orig	6.75%	
Coupon	6.00	S&P	AAA	CCC	7/24/09	Current	1.99%	
Orig	180,140,000	Mdy	Aaa	Caa2	2/26/09	CreditSupp. Group:	COLLAT	
Current	106,800,060	Fitch	AAA	C	8/6/09			
CurrFactor	0.592873					Tranche Group:	COLLAT	

Realized Cashflows-to-Date

Current Face	5,750,864	# of Payments	22
Principal	2,366,034	% Paiddown	29.15%
Coupon	770,321	% Writedown	0.00%
AllCashflow	3,136,355	$ Writedown	-

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	752,079,933	Orig # Assets	3009
Curr Collat	463,169,901	Curr # Assets	1963
Factor	0.6159		
MasterServicer	Residential Funding Company		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5		
All Collat Loss-to-Date(%orig)		0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%		
All Collateral Forward Projections	Default ($mm)	0.0	377.4	29.5	57.2	107.8	152.6	192.3	227.6	259.0	29.5	259.0
	Loss ($mm)	0.0	132.1	10.3	20.0	37.7	53.4	67.3	79.7	90.7	10.3	90.7
	Default (%curr)	0.00%	60.40%	4.72%	9.16%	17.26%	24.42%	30.78%	36.43%	41.46%	4.72%	41.46%
	Loss (%curr)	0.00%	21.14%	1.65%	3.21%	6.04%	8.55%	10.77%	12.75%	14.51%	1.65%	14.51%
	Severity		35.00%	34.96%	35.04%	34.99%	35.01%	34.99%	35.00%	35.00%	34.96%	35.00%
All Collateral Life Total	Loss ($mm)	0.5	132.5	10.8	20.5	38.2	53.9	67.8	80.1	91.1	10.8	0.3
	Loss (%orig)	**0.06%**	**17.62%**	**1.43%**	**2.72%**	**5.08%**	**7.16%**	**9.01%**	**10.65%**	**12.12%**	**1.43%**	**35.00%**
Tranche Life Totals	Life Yield	6.70	4.13	6.72	6.75	6.80	6.82	6.78	6.38	6.03	6.72	6.03
	WAL	4.21	4.99	4.01	3.83	3.49	3.37	3.52	4.57	5.02	4.01	5.02
	Coupon CF	2,018,949	2,401,165	1,923,431	1,835,318	1,667,114	1,612,012	1,681,776	2,193,381	2,414,447	1,923,431	2,414,447
	Principal CF	8,116,898	7,085,628	8,116,898	8,116,898	8,116,898	8,116,898	8,101,963	7,956,248	7,805,492	8,116,898	7,805,492
	PrinNotRec CF	-	1,031,270	0	0	0	0	14,935	160,650	311,406	0	311,406
	%Face Not Rec	0.0%	12.7%	0.0%	0.0%	0.0%	0.0%	0.2%	2.0%	3.8%	0.0%	3.8%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis — RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT — credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	752.1	463.2	6.99	37.0	72.3	708	235,950	0.00%	321.0	321.4
COLLAT	752.1	463.2	6.99	37.0	72.3	708	235,950	0.00%	321.0	321.4
COLLAT	752.1	463.2	6.99	37.0	72.3	708	235,950	0.00%	321.0	321.4

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	17.60	20.70	20.03	17.64	14.35	4.11	4.94	13.49	15.76	5.49%	41.32
COLLAT	17.60	20.70	20.03	17.64	14.35	4.11	4.94	13.49	15.76	5.49%	41.32
COLLAT	17.60	20.70	20.03	17.64	14.35	4.11	4.94	13.49	15.76	5.49%	41.32

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	6.06	2.90	7.64	17.37	1.21	29.12	26.22	1.68	No	No	No
COLLAT	6.06	2.90	7.64	17.37	1.21	29.12	26.22	1.68	No	No	No
COLLAT	6.06	2.90	7.64	17.37	1.21	29.12	26.22	1.68	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
0hpa@6cpr	16.88%	78.2	39.5%	183.1	42.7%
-10hpa@6cpr	19.78%	91.6	42.0%	194.3	47.1%
GeoAff@6cpr	18.76%	86.9	41.1%	190.3	45.7%
0hpa@8cpr	15.79%	73.2	36.6%	169.3	43.2%
-10hpa@8cpr	18.41%	85.3	38.8%	179.5	47.5%
GeoAff@6cpr	17.50%	81.1	38.0%	175.8	46.1%
0hpa@15cpr	12.88%	59.7	29.0%	134.3	44.4%
-10hpa@15cpr	14.74%	68.3	30.5%	141.4	48.3%
GeoAff@15cpr	14.10%	65.3	30.0%	138.9	47.0%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.06%	0.46
PostPurchase	5.43%	40.86

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
0hpa@6cpr	15.9%	119.5
-10hpa@6cpr	17.7%	132.9
GeoAff@6cpr	17.1%	128.2
0hpa@8cpr	15.2%	114.5
-10hpa@8cpr	16.8%	126.6
GeoAff@8cpr	16.3%	122.4
0hpa@15cpr	13.4%	101.0
-10hpa@15cpr	14.6%	109.6
GeoAff@15cpr	14.2%	106.7

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	752.1	17.14%	128.9
Intex OBal	752.1		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	22.42%	18.51%

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis

RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

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Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	0hpa	4.82	4.83	4.92
	-10hpa	4.47	4.49	4.62
	GeoAfford	4.59	4.61	4.72
% of Purch. Face Received	0hpa	89.7%	90.3%	92.1%
	-10hpa	87.7%	88.5%	90.8%
	GeoAfford	88.4%	89.2%	91.2%
% of Orig Investment Received	0hpa	92.0%	92.7%	94.5%
	-10hpa	89.9%	90.8%	93.1%
	GeoAfford	90.6%	91.4%	93.6%
purchase px	*$*	*97.50*		

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	0hpa	14.56%	13.63%	11.13%
	-10hpa	17.39%	16.20%	13.02%
	GeoAfford	16.40%	15.31%	12.37%
$ of Current Face Not Received CF	0hpa	837,562	783,785	639,887
	-10hpa	999,931	931,894	748,693
	GeoAfford	943,202	880,339	711,322
Est Book Px @ Life Yield	0hpa	0.00	0.00	0.00
	-10hpa	0.00	0.00	0.00
	GeoAfford	0.00	0.00	0.00

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	*Trade Dt1*	*Trade Dt2*	*Trade Dt3*
Selected Scen.	GeoAff_8cpr	ppstress_7	ZeroLoss	ppstress_7	ppstress_1
Collateral Loss					
Life Total ($)	122,387,636	91,121,502	458,345	91,121,502	10,784,312
Life Total	16.27%	12.12%	0.06%	12.12%	1.43%
Tranche					
Life Yield	4.61	6.03	6.70	6.03	6.72
PrinReceived($)	7,236,559	7,805,492	8,116,898	7,805,492	8,116,898
(%)	89.2%	96.2%	100.0%	96.16%	100.0%
Total Cashflow	9,980,690	10,219,940	10,135,847	10,219,940	10,040,329

Fair Value Estimate

GeoAff_8cpr

Yield	Price
3.00	100.63
4.00	95.74
5.00	91.33
6.00	87.33
7.00	83.69
8.00	80.37
9.00	77.33
purchpx	97.50

Life Yield:
Current vs. Trade Date Expectation

Trade Dt
Current
0.00
2.00
4.00
6.00
8.00

% Life Principal Received:
Current vs. Trade Date Expectation

Trade Dt
Current
80.0%
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=200911	>200911
Principal Received	7,805,492	2,487,732	5,317,761
Principal Not Received	(311,406)	-	(311,406)
Coupon	2,414,447	762,253	1,652,194
Total Cashflows	10,219,940	3,249,985	6,969,955
Current: GeoAff_8cpr	**Total**	**<=200911**	**>200911**
Principal Received	7,236,559	2,366,034	4,870,525
Principal Not Received	(880,339)	-	(880,339)
Coupon	2,744,131	770,321	1,973,810
Total Cashflows	9,980,690	3,136,355	6,844,334
Difference	**Total**	**<=200911**	**>200911**
Principal Received	(568,934)	(121,698)	(447,236)
Principal Not Received	(568,933)	-	(568,933)
Coupon	329,684	8,068	321,615
Total Cashflows	(239,250)	(113,629)	(125,621)

Current Cashflow Expectation

2,000
1,500
1,000
500
-
(500)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison — RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:		*ppstress_7*		Current Expectation		*GeoAff_8cpr*		Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	**7,805,492**	**(311,406)**	**2,414,447**	**10,219,940**	**7,236,559**	**(880,339)**	**2,744,131**	**9,980,690**	(568,934)	(568,933)	329,684	(239,250)
<=200911	**2,487,732**	**-**	**762,253**	**3,249,985**	**2,366,034**	**-**	**770,321**	**3,136,355**	(121,698)	-	8,068	(113,629)
>200911	**5,317,761**	**(311,406)**	**1,652,194**	**6,969,955**	**4,870,525**	**(880,339)**	**1,973,810**	**6,844,334**	(447,236)	(568,933)	321,615	(125,621)
2008	1,243,866	-	415,333	1,659,199	1,124,459	-	416,827	1,541,287	(119,407)	-	1,495	(117,912)
2009	1,356,945	-	375,066	1,732,011	1,354,654	-	382,248	1,736,902	(2,291)	-	7,182	4,891
2010	1,356,945	-	293,649	1,650,594	952,383	(206,741)	303,360	1,255,743	(404,561)	(206,741)	9,710	(394,851)
2011	1,326,823	-	212,308	1,539,130	575,936	(191,171)	246,422	822,358	(750,887)	(191,171)	34,114	(716,772)
2012	486,241	(51,548)	150,881	637,121	452,281	(127,938)	206,024	658,306	(33,959)	(76,390)	55,144	21,185
2013	245,597	(48,166)	129,289	374,887	370,991	(90,716)	174,704	545,695	125,394	(42,550)	45,415	170,808
2014	205,314	(36,001)	113,192	318,506	311,613	(66,798)	149,416	461,029	106,299	(30,797)	36,225	142,523
2015	175,594	(27,901)	99,812	275,406	265,076	(49,932)	128,533	393,610	89,482	(22,031)	28,721	118,203
2016	154,911	(22,386)	88,408	243,320	229,563	(37,481)	111,060	340,623	74,652	(15,095)	22,652	97,304
2017	146,521	(18,789)	78,078	224,599	208,571	(28,081)	95,854	304,425	62,050	(9,292)	17,776	79,826
2018	131,027	(16,191)	68,669	199,696	180,873	(20,840)	82,645	263,518	49,846	(4,649)	13,976	63,822
2019	117,490	(14,055)	60,279	177,769	157,319	(15,166)	71,373	228,692	39,829	(1,111)	11,094	50,924
2020	105,537	(12,265)	52,770	158,307	137,506	(10,919)	61,710	199,216	31,969	1,347	8,940	40,909
2021	94,767	(10,668)	46,050	140,817	120,940	(7,922)	53,363	174,302	26,172	2,747	7,313	33,485
2022	85,145	(9,274)	40,033	125,178	107,039	(5,880)	46,085	153,124	21,894	3,394	6,052	27,946
2023	76,451	(8,026)	34,646	111,097	95,146	(4,482)	39,686	134,832	18,695	3,544	5,041	23,735
2024	68,621	(6,910)	29,828	98,449	84,848	(3,498)	34,027	118,875	16,227	3,413	4,199	20,426
2025	61,573	(5,913)	25,522	87,094	75,783	(2,773)	29,003	104,785	14,210	3,139	3,481	17,691
2026	55,215	(5,022)	21,675	76,890	67,749	(2,213)	24,530	92,280	12,535	2,808	2,855	15,390
2027	49,476	(4,227)	18,244	67,720	60,487	(1,767)	20,549	81,036	11,011	2,459	2,304	13,316
2028	44,312	(3,518)	15,187	59,499	53,910	(1,409)	17,008	70,917	9,598	2,109	1,821	11,418
2029	39,654	(2,888)	12,465	52,119	47,859	(1,125)	13,866	61,725	8,206	1,763	1,400	9,606
2030	35,444	(2,327)	10,046	45,491	42,321	(907)	11,087	53,408	6,877	1,421	1,041	7,918
2031	31,649	(1,830)	7,900	39,549	37,294	(741)	8,639	45,934	5,646	1,090	739	6,385
2032	28,222	(1,390)	6,000	34,222	32,718	(606)	6,489	39,207	4,496	784	489	4,985
2033	25,159	(1,001)	4,320	29,479	28,520	(489)	4,610	33,130	3,361	511	290	3,651
2034	22,363	(658)	2,838	25,201	24,657	(378)	2,980	27,637	2,294	279	142	2,436
2035	19,769	(356)	1,537	21,306	20,870	(261)	1,585	22,454	1,101	95	47	1,148
>2035	14,863	(95)	421	15,284	15,192	(104)	447	15,639	330	(9)	26	355

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

© Copyright 2009, Performance Trust Investment Advisors, LLC (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. This material is for your internal use only and may not be disclosed to third parties. The research and other information provided herein has been prepared for informational purposes only and is not an offer or solicitation to purchase or sell securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing involves risks, including the potential for principal loss. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. The investments discussed herein may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate each investment discussed in the context of their own objectives, risk profile and circumstances. The information contained herein has been obtained from sources considered to be reliable, and is subject to change without notice. Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any errors or omissions or for the results obtained from the use of such information. This material has been created upon request for a specific purpose and any use beyond the narrow purpose for which this material was created would likely change the presentation and response provided herein. The material presented herein is subject to change without notice.

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — RALI 2006-QS8 A1

Select Cusip: 75115AAA9 RALI 2006-QS8 A1 — 200911

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	97.00	w/acc 97.02	
Settle Dt	1/2/08	Yield@6cpr	6.87		
Orig	2,500,000	WAL@6cpr	4.04		
Current	2,319,095	Mod Dur	3.32		
Factor	0.9276	@purch	Tsy	Swap	
Orig Invest	2,249,522	Yield	3.24	4.10	

Current Tranche Information *(source: Intex)*

		Ratings				Credit Support	
Tranche	A1		Orig	Curr	Effect Dt	Orig	6.75%
Type	SEN_FIX	S&P	AAA	CCC	7/24/09	Current	2.48%
Coupon	6.00	Mdy	Aaa	Caa2	2/26/09	CreditSupp. Group:	COLLAT
Orig	315,600,000	Fitch	AAA	C	8/6/09	Tranche Group:	COLLAT
Current	220,987,500						
CurrFactor	0.700214						

Realized Cashflows-to-Date

Current Face	1,750,535	# of Payments	22
Principal	568,560	% Paiddown	24.52%
Coupon	225,233	% Writedown	0.00%
AllCashflow	793,792	$ Writedown	-

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	966,346,145	Orig # Assets	4266
Curr Collat	545,383,981	Curr # Assets	2525
Factor	0.5644		
MasterServicer	Residential Funding Corporation		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis (select expected loss scenarios as of trade date in blue)

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss	MaxLoss
											ppstress_1	ppstress_7
All Collat Loss-to-Date ($mm)		2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0		
All Collat Loss-to-Date(%orig)		0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%		
All Collateral Forward Projections	Default ($mm)	0.0	NA	34.9	67.7	127.7	180.9	228.1	270.1	307.5	34.9	307.5
	Loss ($mm)	0.0	NA	12.2	23.7	44.7	63.3	79.8	94.5	107.6	12.2	107.6
	Default (%curr)	0.00%	NA	4.74%	9.20%	17.34%	24.56%	30.97%	36.67%	41.76%	4.74%	41.76%
	Loss (%curr)	0.00%	NA	1.66%	3.22%	6.07%	8.60%	10.84%	12.84%	14.61%	1.66%	14.61%
	Severity		NA	35.02%	35.00%	35.01%	35.02%	35.00%	35.01%	34.99%	35.02%	34.99%
All Collateral Life Total	Loss ($mm)	2.0	NA	14.2	25.7	46.7	65.3	81.9	96.6	109.7	14.2	0.3
	Loss (%orig)	**0.21%**	**NA**	**1.47%**	**2.66%**	**4.83%**	**6.76%**	**8.47%**	**9.99%**	**11.35%**	**1.47%**	**34.99%**
Tranche Life Totals	Life Yield	6.87	NA	6.87	6.87	6.88	6.88	6.79	6.37	5.97	6.87	5.97
	WAL	4.04	NA	4.01	4.00	3.95	3.96	4.35	5.62	6.20	4.01	6.20
	Coupon CF	553,380	NA	549,731	547,603	541,417	542,210	596,226	773,273	853,807	549,731	853,807
	Principal CF	2,319,095	NA	2,319,095	2,319,095	2,319,095	2,319,095	2,310,140	2,257,290	2,199,205	2,319,095	2,199,205
	PrinNotRec CF	-	NA	0	0	0	0	8,955	61,804	119,889	0	119,889
	%Face Not Rec	0.0%	NA	0.0%	0.0%	0.0%	0.0%	0.4%	2.7%	5.2%	0.0%	5.2%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis — RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT **credit support group:** COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	966.3	545.4	6.97	41.0	73.4	709	215,994	0.00%	315.0	315.9
COLLAT	966.3	545.4	6.97	41.0	73.4	709	215,994	0.00%	315.0	315.9
COLLAT	966.3	545.4	6.97	41.0	73.4	709	215,994	0.00%	315.0	315.9

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	16.83	17.28	16.41	15.51	15.22	3.82	3.93	13.01	13.35	5.31%	51.27
COLLAT	16.83	17.28	16.41	15.51	15.22	3.82	3.93	13.01	13.35	5.31%	51.27
COLLAT	16.83	17.28	16.41	15.51	15.22	3.82	3.93	13.01	13.35	5.31%	51.27

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	5.30	3.19	6.52	17.76	1.13	28.6	25.41	1.34	No	No	No
COLLAT	5.30	3.19	6.52	17.76	1.13	28.60	25.41	1.34	No	No	No
COLLAT	5.30	3.19	6.52	17.76	1.13	28.60	25.41	1.34	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
0hpa@6cpr	16.77%	91.5	38.4%	209.5	43.7%
-10hpa@6cpr	19.76%	107.8	40.8%	222.5	48.4%
GeoAff@6cpr	18.59%	101.4	39.8%	217.3	46.7%
0hpa@8cpr	15.70%	85.6	35.5%	193.7	44.2%
-10hpa@8cpr	18.40%	100.4	37.7%	205.6	48.8%
GeoAff@6cpr	17.34%	94.6	36.8%	200.8	47.1%
0hpa@15cpr	12.82%	69.9	28.2%	153.7	45.5%
-10hpa@15cpr	14.76%	80.5	29.7%	162.0	49.7%
GeoAff@15cpr	14.01%	76.4	29.1%	158.6	48.2%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.21%	2.02
PostPurchase	5.10%	49.25

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
0hpa@6cpr	14.8%	142.8
-10hpa@6cpr	16.5%	159.0
GeoAff@6cpr	15.8%	152.6
0hpa@8cpr	14.2%	136.9
-10hpa@8cpr	15.7%	151.6
GeoAff@8cpr	15.1%	145.9
0hpa@15cpr	12.5%	121.2
-10hpa@15cpr	13.6%	131.7
GeoAff@15cpr	13.2%	127.7

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	966.3	24.50%	236.8
Intex OBal	966.3		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	22.93%	17.59%

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis | RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	0hpa	4.94	4.96	5.06
	-10hpa	4.57	4.60	4.74
	GeoAfford	4.72	4.74	4.87
% of Purch. Face Received	0hpa	89.2%	89.9%	91.7%
	-10hpa	86.9%	87.8%	90.2%
	GeoAfford	87.8%	88.6%	90.8%
% of Orig Investment Received	0hpa	91.9%	92.7%	94.6%
	-10hpa	89.6%	90.5%	93.0%
	GeoAfford	90.5%	91.4%	93.6%
purchase px	*$ 97.00*			

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	0hpa	14.35%	13.42%	10.93%
	-10hpa	17.33%	16.15%	12.96%
	GeoAfford	16.16%	15.08%	12.18%
$ of Current Face Not Received CF	0hpa	251,219	234,898	191,327
	-10hpa	303,449	282,712	226,926
	GeoAfford	282,924	263,979	213,134
Est Book Px @ Life Yield	0hpa	0.00	0.00	0.00
	-10hpa	0.00	0.00	0.00
	GeoAfford	0.00	0.00	0.00

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	Trade Dt1	Trade Dt2	Trade Dt3
Selected Scen.	GeoAff_15cpr	ppstress_7	ZeroLoss	ppstress_7	ppstress_1
Collateral Loss					
Life Total ($)	127,661,492	109,658,485	2,022,585	109,658,485	14,239,088
Life Total	13.21%	11.35%	0.21%	11.35%	1.47%
Tranche					
Life Yield	4.87	5.97	6.87	5.97	6.87
PrinReceived($)	2,105,961	2,199,205	2,319,095	2,199,205	2,319,095
(%)	90.8%	94.8%	100.0%	94.83%	100.0%
Total Cashflow	2,771,280	3,053,012	2,872,474	3,053,012	2,868,826

Fair Value Estimate

GeoAff_15cpr

Yield	Price
3.00	99.85
4.00	96.14
5.00	92.72
6.00	89.54
7.00	86.58
8.00	83.82
9.00	81.24
purchpx	97.00

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
0.00
2.00
4.00
6.00
8.00

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=200911	>200911
Principal Received	2,199,205	568,560	1,630,645
Principal Not Received	(119,889)	-	(119,889)
Coupon	853,807	225,251	628,556
Total Cashflows	3,053,012	793,811	2,259,201
Current: GeoAff_15cpr	**Total**	**<=200911**	**>200911**
Principal Received	2,105,961	568,560	1,537,401
Principal Not Received	(213,134)	-	(213,134)
Coupon	665,319	225,233	440,087
Total Cashflows	2,771,280	793,792	1,977,488
Difference	**Total**	**<=200911**	**>200911**
Principal Received	(93,244)	-	(93,244)
Principal Not Received	(93,244)	-	(93,244)
Coupon	(188,487)	(18)	(188,469)
Total Cashflows	(281,731)	(18)	(281,713)

Current Cashflow Expectation

500
400
300
200
100
-
(100)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison — RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date: *ppstress_7*				Current Expectation *GeoAff_15cpr*				Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	**2,199,205**	**(119,889)**	**853,807**	**3,053,012**	**2,105,961**	**(213,134)**	**665,319**	**2,771,280**	(93,244)	(93,244)	(188,487)	(281,731)
<=200911	**568,560**	**-**	**225,251**	**793,811**	**568,560**	**-**	**225,233**	**793,792**	-	-	(18)	(18)
>200911	**1,630,645**	**(119,889)**	**628,556**	**2,259,201**	**1,537,401**	**(213,134)**	**440,087**	**1,977,488**	(93,244)	(93,244)	(188,469)	(281,713)
2008	284,280	-	120,443	404,723	284,280	-	120,438	404,718	-	-	(6)	(6)
2009	310,124	-	113,560	423,684	310,124	-	113,548	423,671	-	-	(13)	(13)
2010	310,124	-	94,953	405,077	325,672	(55,734)	93,573	419,245	15,549	(55,734)	(1,380)	14,168
2011	310,124	-	76,346	386,469	256,446	(54,502)	71,503	327,949	(53,677)	(54,502)	(4,843)	(58,520)
2012	163,419	(18,046)	60,244	223,663	191,538	(33,310)	55,424	246,962	28,119	(15,264)	(4,820)	23,298
2013	96,839	(18,309)	52,098	148,937	147,717	(21,728)	43,564	191,281	50,878	(3,419)	(8,533)	42,345
2014	81,625	(13,856)	45,762	127,387	115,874	(14,763)	34,526	150,400	34,249	(907)	(11,236)	23,014
2015	70,292	(10,884)	40,448	110,740	91,733	(10,197)	27,518	119,251	21,441	687	(12,929)	8,512
2016	64,409	(8,852)	35,848	100,257	74,706	(7,081)	22,007	96,713	10,297	1,771	(13,841)	(3,544)
2017	59,753	(7,542)	31,585	91,338	60,957	(4,928)	17,533	78,490	1,204	2,614	(14,053)	(12,849)
2018	53,478	(6,509)	27,754	81,232	48,782	(3,372)	13,974	62,756	(4,696)	3,137	(13,780)	(18,476)
2019	48,007	(5,671)	24,333	72,340	39,150	(2,264)	11,153	50,303	(8,857)	3,407	(13,180)	(22,037)
2020	43,103	(4,933)	21,270	64,373	31,528	(1,508)	8,909	40,437	(11,575)	3,424	(12,361)	(23,936)
2021	39,215	(4,289)	18,513	57,728	25,727	(1,016)	7,107	32,834	(13,488)	3,273	(11,406)	(24,895)
2022	34,726	(3,718)	16,047	50,773	20,617	(702)	5,659	26,276	(14,109)	3,016	(10,388)	(24,497)
2023	31,172	(3,210)	13,854	45,026	16,751	(499)	4,496	21,247	(14,422)	2,710	(9,358)	(23,779)
2024	27,970	(2,755)	11,893	39,863	13,618	(364)	3,554	17,172	(14,352)	2,392	(8,339)	(22,691)
2025	25,079	(2,350)	10,142	35,221	11,055	(269)	2,791	13,846	(14,024)	2,081	(7,351)	(21,375)
2026	22,448	(1,988)	8,580	31,028	8,944	(201)	2,174	11,117	(13,504)	1,787	(6,406)	(19,910)
2027	20,081	(1,666)	7,190	27,271	7,209	(150)	1,676	8,886	(12,872)	1,516	(5,513)	(18,385)
2028	17,981	(1,379)	5,952	23,932	5,790	(112)	1,276	7,066	(12,191)	1,267	(4,676)	(16,866)
2029	16,076	(1,124)	4,851	20,926	4,623	(85)	956	5,579	(11,452)	1,039	(3,895)	(15,347)
2030	14,359	(897)	3,873	18,232	3,669	(64)	701	4,371	(10,690)	833	(3,172)	(13,862)
2031	12,819	(697)	3,006	15,826	2,887	(49)	500	3,387	(9,932)	648	(2,506)	(12,439)
2032	11,434	(519)	2,239	13,673	2,251	(37)	342	2,593	(9,183)	482	(1,897)	(11,080)
2033	10,184	(362)	1,562	11,746	1,732	(27)	220	1,952	(8,452)	335	(1,342)	(9,793)
2034	9,040	(223)	965	10,005	1,306	(18)	127	1,433	(7,734)	205	(838)	(8,572)
2035	7,870	(103)	443	8,314	948	(10)	58	1,006	(6,922)	93	(386)	(7,308)
>2035	3,176	(12)	54	3,230	328	(144)	13	341	(2,848)	(132)	(41)	(2,888)

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

© Copyright 2009, Performance Trust Investment Advisors, LLC (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. This material is for your internal use only and may not be disclosed to third parties. The research and other information provided herein has been prepared for informational purposes only and is not an offer or solicitation to purchase or sell securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing involves risks, including the potential for principal loss. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. The investments discussed herein may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate each investment discussed in the context of their own objectives, risk profile and circumstances. The information contained herein has been obtained from sources considered to be reliable, and is subject to change without notice. Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any errors or omissions or for the results obtained from the use of such information. This material has been created upon request for a specific purpose and any use beyond the narrow purpose for which this material was created would likely change the presentation and response provided herein. The material presented herein is subject to change without notice.

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — RALI 2006-QS8 A1

Select Cusip: 75115AAA9 RALI 2006-QS8 A1

200911

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	97.00	w/acc 97.02
Settle Dt	1/2/08	Yield@6cpr	6.87	
Orig	2,500,000	WAL@6cpr	4.04	
Current	2,319,095	Mod Dur	3.32	
Factor	0.9276	@purch	Tsy	Swap
Orig Invest	2,249,522	Yield	3.24	4.10

Current Tranche Information *(source: Intex)*

		Ratings				Credit Support	
Tranche	A1		Orig	Curr	Effect Dt	Orig	6.75%
Type	SEN_FIX	S&P	AAA	CCC	7/24/09	Current	2.48%
Coupon	6.00	Mdy	Aaa	Caa2	2/26/09	CreditSupp. Group:	COLLAT
Orig	315,600,000	Fitch	AAA	C	8/6/09		
Current	220,987,500					Tranche Group:	COLLAT
CurrFactor	0.700214						

Realized Cashflows-to-Date

Current Face	1,750,535	# of Payments	22
Principal	568,560	% Paiddown	24.52%
Coupon	225,233	% Writedown	0.00%
AllCashflow	793,792	$ Writedown	-

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	966,346,145	Orig # Assets	4266
Curr Collat	545,383,981	Curr # Assets	2525
Factor	0.5644		
MasterServicer	Residential Funding Corporation		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss	MaxLoss
											ppstress_1	ppstress_7
All Collat Loss-to-Date ($mm)		2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0		
All Collat Loss-to-Date(%orig)		0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%		
All Collateral Forward Projections	Default ($mm)	0.0	NA	34.9	67.7	127.7	180.9	228.1	270.1	307.5	34.9	307.5
	Loss ($mm)	0.0	NA	12.2	23.7	44.7	63.3	79.8	94.5	107.6	12.2	107.6
	Default (%curr)	0.00%	NA	4.74%	9.20%	17.34%	24.56%	30.97%	36.67%	41.76%	4.74%	41.76%
	Loss (%curr)	0.00%	NA	1.66%	3.22%	6.07%	8.60%	10.84%	12.84%	14.61%	1.66%	14.61%
	Severity		NA	35.02%	35.00%	35.01%	35.02%	35.00%	35.01%	34.99%	35.02%	34.99%
All Collateral Life Total	Loss ($mm)	2.0	NA	14.2	25.7	46.7	65.3	81.9	96.6	109.7	14.2	0.3
	Loss (%orig)	**0.21%**	**NA**	**1.47%**	**2.66%**	**4.83%**	**6.76%**	**8.47%**	**9.99%**	**11.35%**	**1.47%**	**34.99%**
Tranche Life Totals	Life Yield	6.87	NA	6.87	6.87	6.88	6.88	6.79	6.37	5.97	6.87	5.97
	WAL	4.04	NA	4.01	4.00	3.95	3.96	4.35	5.62	6.20	4.01	6.20
	Coupon CF	553,380	NA	549,731	547,603	541,417	542,210	596,226	773,273	853,807	549,731	853,807
	Principal CF	2,319,095	NA	2,319,095	2,319,095	2,319,095	2,319,095	2,310,140	2,257,290	2,199,205	2,319,095	2,199,205
	PrinNotRec CF	-	NA	0	0	0	0	8,955	61,804	119,889	0	119,889
	%Face Not Rec	0.0%	NA	0.0%	0.0%	0.0%	0.0%	0.4%	2.7%	5.2%	0.0%	5.2%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis

RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	966.3	545.4	6.97	41.0	73.4	709	215,994	0.00%	315.0	315.9
COLLAT	966.3	545.4	6.97	41.0	73.4	709	215,994	0.00%	315.0	315.9
COLLAT	966.3	545.4	6.97	41.0	73.4	709	215,994	0.00%	315.0	315.9

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	16.83	17.28	16.41	15.51	15.22	3.82	3.93	13.01	13.35	5.31%	51.27
COLLAT	16.83	17.28	16.41	15.51	15.22	3.82	3.93	13.01	13.35	5.31%	51.27
COLLAT	16.83	17.28	16.41	15.51	15.22	3.82	3.93	13.01	13.35	5.31%	51.27

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	5.30	3.19	6.52	17.76	1.13	28.6	25.41	1.34	No	No	No
COLLAT	5.30	3.19	6.52	17.76	1.13	28.60	25.41	1.34	No	No	No
COLLAT	5.30	3.19	6.52	17.76	1.13	28.60	25.41	1.34	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
0hpa@6cpr	16.77%	91.5	38.4%	209.5	43.7%
-10hpa@6cpr	19.76%	107.8	40.8%	222.5	48.4%
GeoAff@6cpr	18.59%	101.4	39.8%	217.3	46.7%
0hpa@8cpr	15.70%	85.6	35.5%	193.7	44.2%
-10hpa@8cpr	18.40%	100.4	37.7%	205.6	48.8%
GeoAff@6cpr	17.34%	94.6	36.8%	200.8	47.1%
0hpa@15cpr	12.82%	69.9	28.2%	153.7	45.5%
-10hpa@15cpr	14.76%	80.5	29.7%	162.0	49.7%
GeoAff@15cpr	14.01%	76.4	29.1%	158.6	48.2%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.21%	2.02
PostPurchase	5.10%	49.25

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
0hpa@6cpr	14.8%	142.8
-10hpa@6cpr	16.5%	159.0
GeoAff@6cpr	15.8%	152.6
0hpa@8cpr	14.2%	136.9
-10hpa@8cpr	15.7%	151.6
GeoAff@8cpr	15.1%	145.9
0hpa@15cpr	12.5%	121.2
-10hpa@15cpr	13.6%	131.7
GeoAff@15cpr	13.2%	127.7

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	966.3	24.50%	236.8
Intex OBal	966.3		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	22.93%	17.59%

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis

RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	0hpa	4.94	4.96	5.06
	-10hpa	4.57	4.60	4.74
	GeoAfford	4.72	4.74	4.87
% of Purch. Face Received	0hpa	89.2%	89.9%	91.7%
	-10hpa	86.9%	87.8%	90.2%
	GeoAfford	87.8%	88.6%	90.8%
% of Orig Investment Received	0hpa	91.9%	92.7%	94.6%
	-10hpa	89.6%	90.5%	93.0%
	GeoAfford	90.5%	91.4%	93.6%
purchase px	*$*	*97.00*		

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	0hpa	14.35%	13.42%	10.93%
	-10hpa	17.33%	16.15%	12.96%
	GeoAfford	16.16%	15.08%	12.18%
$ of Current Face Not Received CF	0hpa	251,219	234,898	191,327
	-10hpa	303,449	282,712	226,926
	GeoAfford	282,924	263,979	213,134
Est Book Px @ Life Yield	0hpa	0.00	0.00	0.00
	-10hpa	0.00	0.00	0.00
	GeoAfford	0.00	0.00	0.00

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	Trade Dt1	Trade Dt2	Trade Dt3
Selected Scen.	GeoAff_8cpr	ppstress_7	ZeroLoss	ppstress_7	ppstress_1
Collateral Loss					
Life Total ($)	145,864,424	109,658,485	2,022,585	109,658,485	14,239,088
Life Total	15.09%	11.35%	0.21%	11.35%	1.47%
Tranche					
Life Yield	4.74	5.97	6.87	5.97	6.87
PrinReceived($)	2,055,116	2,199,205	2,319,095	2,199,205	2,319,095
(%)	88.6%	94.8%	100.0%	94.83%	100.0%
Total Cashflow	2,904,366	3,053,012	2,872,474	3,053,012	2,868,826

Fair Value Estimate

GeoAff_8cpr

Yield	Price
3.00	101.44
4.00	96.35
5.00	91.75
6.00	87.59
7.00	83.81
8.00	80.36
9.00	77.20
purchpx	97.00

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
0.00
2.00
4.00
6.00
8.00

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
80.0%
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=200911	>200911
Principal Received	2,199,205	568,560	1,630,645
Principal Not Received	(119,889)	-	(119,889)
Coupon	853,807	225,251	628,556
Total Cashflows	3,053,012	793,811	2,259,201
Current: GeoAff_8cpr	**Total**	**<=200911**	**>200911**
Principal Received	2,055,116	568,560	1,486,556
Principal Not Received	(263,979)	-	(263,979)
Coupon	849,250	225,233	624,017
Total Cashflows	2,904,366	793,792	2,110,573
Difference	**Total**	**<=200911**	**>200911**
Principal Received	(144,089)	-	(144,089)
Principal Not Received	(144,089)	-	(144,089)
Coupon	(4,557)	(18)	(4,539)
Total Cashflows	(148,646)	(18)	(148,628)

Current Cashflow Expectation

500
400
300
200
100
-
(100)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison — RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:		*ppstress_7*		Current Expectation		*GeoAff_8cpr*		Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	2,199,205	(119,889)	853,807	3,053,012	2,055,116	(263,979)	849,250	2,904,366	(144,089)	(144,089)	(4,557)	(148,646)
<=200911	568,560	-	225,251	793,811	568,560	-	225,233	793,792	-	-	(18)	(18)
>200911	1,630,645	(119,889)	628,556	2,259,201	1,486,556	(263,979)	624,017	2,110,573	(144,089)	(144,089)	(4,539)	(148,628)
2008	284,280	-	120,443	404,723	284,280	-	120,438	404,718	-	-	(6)	(6)
2009	310,124	-	113,560	423,684	310,124	-	113,548	423,671	-	-	(13)	(13)
2010	310,124	-	94,953	405,077	260,607	(57,251)	94,568	355,174	(49,517)	(57,251)	(385)	(49,902)
2011	310,124	-	76,346	386,469	176,906	(59,018)	77,559	254,465	(133,217)	(59,018)	1,213	(132,004)
2012	163,419	(18,046)	60,244	223,663	140,058	(39,079)	65,112	205,170	(23,361)	(21,033)	4,867	(18,493)
2013	96,839	(18,309)	52,098	148,937	115,631	(27,613)	55,422	171,053	18,792	(9,305)	3,324	22,117
2014	81,625	(13,856)	45,762	127,387	97,595	(20,318)	47,561	145,156	15,970	(6,462)	1,799	17,769
2015	70,292	(10,884)	40,448	110,740	83,306	(15,195)	41,043	124,350	13,015	(4,311)	595	13,610
2016	64,409	(8,852)	35,848	100,257	74,383	(11,425)	35,535	109,918	9,974	(2,573)	(313)	9,662
2017	59,753	(7,542)	31,585	91,338	66,658	(8,608)	30,649	97,307	6,905	(1,066)	(937)	5,969
2018	53,478	(6,509)	27,754	81,232	57,905	(6,376)	26,445	84,350	4,427	133	(1,309)	3,118
2019	48,007	(5,671)	24,333	72,340	50,488	(4,633)	22,849	73,336	2,481	1,038	(1,484)	997
2020	43,103	(4,933)	21,270	64,373	44,241	(3,342)	19,756	63,997	1,138	1,590	(1,514)	(376)
2021	39,215	(4,289)	18,513	57,728	39,607	(2,438)	17,057	56,664	392	1,851	(1,456)	(1,064)
2022	34,726	(3,718)	16,047	50,773	34,499	(1,823)	14,699	49,198	(227)	1,894	(1,347)	(1,575)
2023	31,172	(3,210)	13,854	45,026	30,717	(1,404)	12,639	43,355	(456)	1,805	(1,215)	(1,670)
2024	27,970	(2,755)	11,893	39,863	27,421	(1,108)	10,813	38,234	(549)	1,648	(1,080)	(1,629)
2025	25,079	(2,350)	10,142	35,221	24,516	(887)	9,189	33,705	(563)	1,463	(953)	(1,516)
2026	22,448	(1,988)	8,580	31,028	21,875	(716)	7,743	29,618	(573)	1,272	(836)	(1,409)
2027	20,081	(1,666)	7,190	27,271	19,487	(579)	6,459	25,946	(594)	1,087	(730)	(1,324)
2028	17,981	(1,379)	5,952	23,932	17,341	(470)	5,318	22,659	(640)	909	(633)	(1,273)
2029	16,076	(1,124)	4,851	20,926	15,387	(383)	4,307	19,694	(688)	741	(544)	(1,232)
2030	14,359	(897)	3,873	18,232	13,612	(314)	3,412	17,025	(747)	583	(461)	(1,208)
2031	12,819	(697)	3,006	15,826	11,975	(259)	2,624	14,599	(844)	438	(382)	(1,226)
2032	11,434	(519)	2,239	13,673	10,490	(212)	1,933	12,423	(944)	307	(307)	(1,250)
2033	10,184	(362)	1,562	11,746	9,124	(168)	1,330	10,454	(1,060)	194	(232)	(1,292)
2034	9,040	(223)	965	10,005	7,827	(123)	809	8,636	(1,213)	101	(155)	(1,368)
2035	7,870	(103)	443	8,314	6,520	(71)	370	6,890	(1,350)	31	(74)	(1,424)
>2035	3,176	(12)	54	3,230	2,535	(169)	63	2,599	(640)	(157)	10	(631)

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

© Copyright 2009, Performance Trust Investment Advisors, LLC (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. This material is for your internal use only and may not be disclosed to third parties. The research and other information provided herein has been prepared for informational purposes only and is not an offer or solicitation to purchase or sell securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing involves risks, including the potential for principal loss. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. The investments discussed herein may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate each investment discussed in the context of their own objectives, risk profile and circumstances. The information contained herein has been obtained from sources considered to be reliable, and is subject to change without notice. Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any errors or omissions or for the results obtained from the use of such information. This material has been created upon request for a specific purpose and any use beyond the narrow purpose for which this material was created would likely change the presentation and response provided herein. The material presented herein is subject to change without notice.

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Appendix 2 - March 31, 2010

Memorandum

To: *Audit File – March 31, 2010*
Cc:
From: *Accounting/Finance*
Date: *04/03/2010*
Subject: *Analysis of CMO's for Other-than-temporary Impairment at3/31/10*

At March 31, 2010, the Company had investments in three collateralized mortgage obligations (CMO's) purchased in January of 2008. The three CMO's are carried as available-for-sale securities (AFS) pursuant to SFAS No. 115. The total book value at March 31, 2010 was approximately $13.6 million and the carrying value was $9.9 million representing an unrealized loss of approximately $3.7 million. The summary of the three CMO's (including OTTI adjustments) at December 31, 2009 is as follows:

RALI 2006-QS16 A10	Par	Book	Discount	% Disc
Original	8,116,898	7,913,976	(202,922)	-2.50%
Current	5,355,063	4,484,193	(870,870)	-16.26%

RALI 2006-QS8 A1	Par	Book	Discount	% Disc
Original	2,319,095	2,249,522	(69,573)	-3.00%
Current	1,647,160	1,377,494	(269,666)	-16.37%

CWALT 2006-QS8 A1	Par	Book	Discount	% Disc
Original	10,068,506	9,640,595	(427,911)	-4.25%
Current	8,140,709	7,705,303	(435,406)	-5.35%

The following table provides a reconciliation between the amortized cost and the net carrying amount of the three CMO's:

	RALI A10	RALI A1	CWALT	Total
Amortized cost - BAS	5,231,345	1,601,617	7,821,154	14,654,116
Less: OTTI 3/31/09 (G/L)	(131,337)	(31,956)	0	(163,293)
Less: OTTI 6/30/09 (G/L)	(202,079)	(37,772)	0	(239,851)
Less: OTTI 9/30/09 (G/L)	(127,102)	(101,939)	(87,714)	(316,755)
Less: OTTI 12/31/09 (G/L)	(94,455)	(28,308)	0	(122,763)
Less: OTTI 03/31/10 (G/L)	(192,179)	(24,148)	(28,137)	(244,464)
Total OTTI	(747,152)	(224,123)	(115,851)	(1,087,126)
Net amortized cost	4,484,193	1,377,494	7,705,303	13,566,990
Less unrealized loss	(1,304,357)	(356,215)	(2,013,400)	(3,673,972)
Net carrying amount	3,179,836	1,021,279	5,691,903	9,893,018

The Company elected to adopt the provisions of FSP FAS 115-2 effective March 31, 2009. Pursuant to the provisions of FSP FAS 115-2 the Company determined:

- As with December 31, 2009, the fair value for the CMO's in question is less than the balance sheet date at March 31, 2010, thus all are impaired.
- The Company does not intend to sell the CMO's and it is *NOT* more than likely that the Company will be required to sell the CMO's before the recovery of its amortized cost.
- The Company needs to determine whether the CMO impairment is other-than-temporary.
- The Company needs to determine whether a credit loss exists pursuant to the guidelines of FSP FAS 115-2 if it is determined that there is other-than-temporary impairment.

A security is deemed to be Other Than Temporarily Impaired (OTTI) when the holder of that security does not expect the recovery of the entire cost basis of that security (FSP FAS 115-2.)

In assessing the impaired securities to determine whether they are other-than-temporarily impaired, the Company utilized estimates of cash flows that a market participant would use in determining whether there has been an adverse change in the estimated cash flows. The Company utilized the aid of Performance Trust Capital Partners, a third party specialist and consultant in MBS and CMO products.

Pursuant to EITF 99-20 the Company analyzed whether it was probable that there had been an adverse change in cash flows from the cash flows previously projected (December 31, 2009). To determine this, we reviewed a number of factors including changes in delinquency rates, LTV ratios, agency ratings and market prices (see Appendix A). In addition, we reviewed anticipated cash flows projected by Performance Trust. The Company concluded that there had been adverse changes in the factors related to anticipated future cash flows including declines in agency ratings, as well as increases in delinquencies and CPR speeds. Market prices improved between December 31, 2009 and March 31, 2010.

Performance Trust provided cash flow scenarios at the direction of the Company's management which incorporated what we believe are estimates of the most probable cash flows given current market information. The cash flow models utilized a "Geographical Affordability Scenario" whereby each loan is assigned a housing price appreciation scenario based upon information specific to particular MSA or Zip code areas. The model has the ability to run prepayment speeds of 6CPR, 8CPR or 15CPR. Historical and anticipated CPR speeds for these CMO's have been running in the 8CPR to 15CPR range, so we had Performance Trust run the model at both 8CPR and 15CPR speeds to estimate the range of probabilities.

In determining whether it was probable that there had been adverse changes in cash flows, and thus potential OTI, since December 31, 2009, the Company compared the present value of the remaining cash flows as estimated at December 31, 2009 against the present value of the same cash flows estimated at March 31, 2010, discounted at the CMO's yields at December 31, 2009. **The results of the analysis indicated that all three of the CMO's had experienced adverse changes in cash flows when compared to December 31, 2009 and thus needed to be further tested for other-than-temporary impairment**. The results are as follows:

12/31/2009 RALI A10	Current RALI A10	12/31/2009 RALI A1	Current RALI A1	12/31/2009 CWALT	Current CWALT
Yield 12/31/09	6.70%	6.70%	6.88%	6.88%	6.32%	6.32%
Present value	4,645,423	4,451,749	1,381,581	1,357,118	7,412,019	7,376,933
Difference		**(193,674)**		**(24,464)**		**(35,085)**

To determine whether there was other-than-temporary impairment, and the amount of the credit loss, if any, related to the CMO's with adverse cash flow conditions (FAS 115-2), the Company then calculated the present value of the expected cash flows from March 31, 2010 forward and compared those to the amortized cost at March 31, 2010 to determine the amount of credit loss, if any (see Appendix B.) CPR's used in all three cases were 3-month averages, and respective cash flows were interpolated from the 8CPR and 15 CPR cash flows provided from Performance Trust. We believe the 3-month averages are reasonable because they incorporate near-term changes and trends while taking out some of the increased volatility of the 1-month CPR figures. The Company will continue to utilize the 3-month average going forward to be consistent from period to period.

A summary of the results of the three CMO's determined to have other-than-temporary impairment are as follows:

	RALI A10 Total	RALI A1 Total	CWALT Total	Total
Rate - current yield	6.87%	7.05%	6.32%	
CPR used for current analysis	15.85	15.70	10.68	
Present value of cash flows	$4,484,193	$1,377,494	$7,705,303	$13,566,990
Amortized Cost - 3/31/10	4,676,372	1,401,642	7,733,440	13,811,454
Difference - Credit Loss 3/31/10	**(192,179)**	**(24,148)**	**(28,137)**	**(244,464)**
Previous OTTI cumulative adjustment	(554,973)	(199,975)	(87,714)	(842,662)
Cumulative OTTI - 3/31/10	(747,152)	(224,123)	(115,851)	(1,087,126)

As a result of the analysis, the Company has determined all three CMO's were other-than-temporarily impaired, and that credit losses for those CMO's as defined under FSP FAS 115-2 totaled $244,464 pre-tax ($143,667 net of tax) for the quarter ended March 31, 2010. The amount of other-than-temporary impairment related to credit losses has been recognized in earnings as of March 31, 2010. The remainder of the impairment related to the CMO's has been recognized in other comprehensive income, net of taxes (as they have been in the past under SFAS No. 115).

A summary of the total impairment of the three CMO's at March 31, 2010 and the credit loss recorded during the first quarter of 2010 is as follows:

	RALI 2006-QS1G A10 74922LAK9	RALI 2006 QS8 A1 75115AAA9	CWALT 2007-8CB A9 02150FAJ9	Total
Amortized cost (Bas)	$5,231,345	$1,601,617	$7,821,154	$14,654,116
Credit loss - previous periods	(554,973)	(199,975)	(87,714)	(842,662)
Net cost prior to credit loss	4,676,372	1,401,642	7,733,440	13,811,454
Credit loss (expense) 1st qtr	**(192,179)**	**(24,148)**	**(28,137)**	**(244,464)**
Other impairment (OCI)	(1,304,357)	(356,215)	(2,013,400)	(3,673,972)
Carrying amount	3,179,836	1,021,279	5,691,903	9,893,018
Total impairment	($1,496,536)	($380,363)	($2,041,537)	($3,918,436)

Appendix A:

United Security Bank
Investment Analysis - OTTI
March 31, 2010
(4/02/10)

	March 31, 2010	March 31, 2010	March 31, 2010	December 31, 2009	December 31, 2009	December 31, 2009	Difference 1st Qtr 2010	Difference 1st Qtr 2010	Difference 1st Qtr 2010
Name	**CWALT 2007-8CB A9**	**RALI 2006-QS1G A10**	**RALI 2006 QS8 A1**	**CWALT 2007-8CB A9**	**RALI 2006-QS1G A10**	**RALI 2006 QS8 A1**	**CWALT 2007-8CB A9**	**RALI 2006-QS1G A10**	**RALI 2006 QS8 A1**
CUSIP	**02150FAJ9**	**74922LAK9**	**75115AAA9**	**02150FAJ9**	**74922LAK9**	**75115AAA9**	**02150FAJ9**	**74922LAK9**	**75115AAA9**
Tranche	A9	A10	A1	A9	A10	A1	A9	A10	A1
Par value (BAS)	$8,140,709	$5,355,063	$1,647,160	$8,254,227	$5,643,377	$1,724,691	($113,518)	($288,314)	($77,531)
Carrying amount (fair value)	$5,691,902	$3,179,836	$1,021,279	$5,412,148	$3,306,426	$995,606	$279,754	($126,590)	$25,673
Amortized cost before OTTI (BAS)	$7,821,154	$5,231,345	$1,601,617	$7,927,275	$5,511,793	$1,676,559	($106,121)	($280,448)	($74,942)
Realized loss (OTTI) thru period-end	($115,851)	($747,152)	($224,123)	($87,714)	($554,973)	($199,975)	($28,137)	($192,179)	($24,148)
Net amortized cost	$7,705,303	$4,484,193	$1,377,494	$7,839,561	$4,956,820	$1,476,584	($134,258)	($472,627)	($99,090)
Unrealized gain (loss) - FAS115	($2,013,401)	($1,304,357)	($356,215)	($2,427,413)	($1,650,394)	($480,978)	$414,012	$346,037	$124,763
Market price	0.6992	0.5938	0.6200	0.6557	0.5859	0.5773	0.0435	0.0079	0.0428
Rating S&P - Current	CCC	CC	CC	CCC	CCC	CCC	**No Change**	**Decline**	**Decline**
Rating S&P - at purchase	AAA	AAA	AAA	AAA	AAA	AAA			
Rating Moody - Current	B3/*-	Caa2/*-	Caa2/*-	B3	Caa2	Caa2	**No Change**	**No Change**	**No Change**
Rating Moody - at purchase	Aaa	Aaa	Aaa	Aaa	Aaa	Aaa			
Rating Fitch - Current	NA	C	C	NA	C	C	N/A	**No Change**	**No Change**
Rating Fitch - at purchase	NA	AAA	AAA	NA	AAA	AAA			
Delinquent % - 30-59 days	4.65%	7.36%	4.37%	5.27%	6.13%	5.33%	-0.62%	**1.23%**	-0.96%
Delinquent % - 60-89 days	2.80%	3.39%	3.82%	3.03%	2.92%	3.25%	-0.23%	**0.47%**	**0.57%**
Delinquent % - 90+ days	11.43%	9.03%	7.42%	8.84%	8.46%	7.04%	**2.59%**	**0.57%**	**0.38%**
Foreclosure	7.68%	17.29%	17.75%	6.92%	17.45%	17.82%	**0.76%**	-0.16%	-0.07%
REO	1.62%	1.75%	1.05%	1.57%	1.22%	1.13%	**0.05%**	**0.53%**	-0.08%
%LTV - LT 70%	58.40%	28.63%	25.36%	58.52%	27.98%	24.94%	**-0.12%**	0.65%	0.42%
%LTV - 70 - 80%	36.12%	62.69%	65.19%	35.94%	64.44%	66.63%	0.18%	**-1.75%**	**-1.44%**
%LTV - 80 - 90%	3.90%	7.59%	7.84%	3.80%	6.43%	6.85%	0.10%	1.16%	0.99%
%LTV - GT 90%	1.58%	1.09%	1.61%	1.74%	1.15%	1.58%	**-0.16%**	**-0.06%**	0.03%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	0.00%	0.00%	0.00%
Credit support - present	8.76%	0.16%	0.78%	9.09%	1.99%	2.48%	**-0.33%**	**-1.83%**	**-1.70%**
Credit support - original	9.41%	6.75%	6.75%	9.41%	6.75%	6.75%	0.00%	0.00%	0.00%
Credit coverage for 30 - 90+ days	61.56%	1.29%	6.94%	76.58%	17.49%	24.10%	**-15.02%**	**-16.20%**	**-17.16%**
CPR - 1 month	9.84	12.90	12.70	9.65	17.60	16.83	**0.19**	(4.70)	(4.13)
CPR - 3 months	10.68	15.85	15.70	10.18	20.70	17.28	**0.50**	(4.85)	(1.58)
CPR - 6 months	10.43	18.33	16.50	11.58	20.03	16.41	(1.15)	(1.70)	**0.09**
CPR - 12 months	11.97	17.83	16.33	12.12	17.64	15.51	(0.15)	**0.19**	**0.82**
CPR - Life	10.39	14.48	15.27	10.46	14.35	15.22	(0.07)	**0.13**	**0.05**

Appendix B:

United Security Bank
CMO Analysis - Other than Temporary Impairment
Pursuant to Early Adoption of SFAS No. 115-2
March 31, 2010

Comparison of Cash Flows from 12/31/09 forward compared to Current Amortized Cost:
(Credit Loss at March 31, 2010)

Rate - current yield	6.87%	7.05%	6.32%
CPR used for current analysis (3 month avg)	15.85	15.70	10.68
Amortized Cost - 3/31/10	4,676,372	1,401,642	7,733,440
Difference - Credit Loss if negitive	**(192,179)**	**(24,148)**	**(28,137)**
Present value of cash flows	4,484,193	1,377,494	7,705,303

	RALI A10 Total	RALI A1 Total	CWALT Total
2010	1,252,252	365,675	1,398,140
2011	1,082,730	333,914	1,461,595
2012	790,519	246,635	1,210,126
2013	598,357	188,369	1,016,130
2014	461,930	146,455	862,880
2015	360,389	114,911	730,545
2016	284,120	92,078	621,440
2017	228,582	73,773	550,243
2018	179,826	58,239	477,330
2019	141,632	46,051	408,683
2020	111,751	36,482	350,130
2021	88,321	29,155	300,441
2022	69,853	22,936	259,072
2023	55,150	18,200	223,398
2024	43,427	14,407	192,761
2025	34,026	11,343	166,597
2026	26,463	8,864	144,277
2027	20,386	6,866	124,926
2028	15,517	5,266	108,069
2029	11,632	3,984	93,286
2030	8,558	2,967	80,220
2031	6,149	2,164	68,701
2032	4,276	1,536	58,430
2033	2,839	1,050	49,389
2034	1,755	678	41,392
2035	952	396	34,108
2036	360	110	33,294
	5,881,755	1,832,504	11,065,601
	0	0	0

United Security Bank
Summary Report
Remittance Date: February 2010

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PERFORMANCE TRUST
CAPITAL PARTNERS

Pre-Purchase Analytics			Realized Cashflows					Descriptive Data									
							Yield Benchmarks																	
Pg #	Name	SettleDt	Purch Px	Orig (mm)	Curr (mm)	Orig Invest (mm)	No Loss Yld 6cpr	WAL 6cpr	Swaps	Rem Curr (mm)	Mos Held	%Paid Down	Prin (mm)	Cpn (mm)	Collat Type	Tranche Type	Credit Supp. Group	Tranche Group	Orig Rtg	Curr Rtg	All Collat 60+	Tran. Grp 60+	Credit Grp 60+	Credit Supp
8	CWALT 2007-8CB A9	01/02/08	95.75	$10.8	$10.1	$9.6	6.60	10.87	4.78	$8.2	25	18.66%	$1.9	$1.1	ALT_A	SEN_SPR_FIX	COLLAT	COLLAT	AAA	CCC	22.15	22.15	22.15	8.76%
9	RALI 2006-QS16 A10	01/02/08	97.50	$9.7	$8.1	$7.9	6.70	4.21	4.12	$5.4	25	32.94%	$2.7	$0.9	ALT_A	SEN_FIX	COLLAT	COLLAT	AAA	C	30.75	30.75	30.75	0.16%
10	RALI 2006-QS8 A1	01/02/08	97.00	$2.5	$2.3	$2.2	6.87	4.04	4.10	$1.7	25	27.86%	$0.6	$0.3	ALT_A	SEN_FIX	COLLAT	COLLAT	AAA	C	29.43	29.43	29.43	0.78%

© Copyright 2009. **Performance Trust Capital Partners, LLC** (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. The research and other information provided herein has been prepared for informational purposes only and is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere to and be bound by the terms and conditions of Performance Trust's Confidential Policy, as it may be amended from time to time. This is not an offer or solicitation to the purchase or sale of securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing in bonds involves risks, including the risk of the loss of principal and rising interest rates that decrease the value of the bonds. The investments discussed may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate investments in the context of their own objectives, risk profile and circumstances. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. Performance Trust has prepared this report incorporating information provided by third party market data sources. Although Performance Trust believes this information to be reliable, Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any inaccuracies, errors or omissions or for the results obtained from the use of such information. Performance Trust cannot and does not make any claim as to the prepayment consistency and/or the future performance of any securities or structures. CMO and Mortgage-backed yields and cash flow projections are calculated using estimates based on assumed prepayment assumptions that may or may not be met as of the date of this report, and are quoted as bond equivalent yields unless otherwise noted. Changes in prepayment rates and/or payments may significantly affect yield, price total return and average life. Prices, quotes, yields, call features and availability are subject to change without notice. Market prices are only indicators and are subject to changes in market conditions and subject to prior sale and price change. The decision of whether to adopt any strategy or to engage in any transaction and the decision of whether any strategy or transaction fits into an appropriate portfolio structure remains the responsibility of the customer and/or its advisors.

Collateral Analysis										Tranche Performance Monitoring								Credit Support Depletion Timing			*Actual date is contingent on servicer liquidation timing				
			Collateral Forward Projections									Earnings		Cash Flows						REO&FCL Loss vs. CreditSupp			CreditSupp Depletion Rate			HPA Scenario: 1st Writedown*	
		HPA	0hpa@4crr			-10hpa@4crr			GeoAff@4crr			Life Yield		$PrinRec/$OrigInv		%Prin Not Rec(Fwd)		EconVal(Swaps+250bp)		CreditSup	PipeLoss	CreditSupp	Credit	1m Chg	Mths till		CurrBal@
Pg #	Name	Scen?	%Def	%Sev	%Loss	%Def	%Sev	%Loss	%Def	%Sev	%Loss	Min	Max	Min	Max	Min	Max	Min	Max	FCL&REO	@56Sev.	-PipeLoss	Supp%	Rate	Depl.	Date	Date
8	CWALT 2007-8CB A9	Yes	29.11%	31.74%	9.30%	31.02%	35.55%	11.04%	30.47%	34.40%	10.48%	6.43	6.85	100.06%	103.52%	1.08%	4.21%	97.86	102.68	9.24	4.62	4.14	0.76%	-0.13%	67	Jan-14	$3.4
9	RALI 2006-QS16 A10	Yes	40.34%	44.07%	17.78%	42.30%	47.49%	20.09%	41.58%	46.33%	19.27%	4.27	4.62	88.96%	93.29%	13.48%	19.78%	85.52	91.96	10.95	9.47	-0.51	0.16%	-0.55%	0	Mar-10	$3.3
10	RALI 2006-QS8 A1	Yes	38.88%	45.19%	17.57%	40.84%	48.89%	19.97%	40.84%	47.49%	19.02%	4.42	4.81	88.83%	93.52%	12.87%	19.18%	88.06	92.53	10.71	9.36	-0.58	0.78%	-0.56%	1	Apr-10	$1.6

© Copyright 2009. **Performance Trust Capital Partners, LLC** (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. The research and other information provided herein has been prepared for informational purposes only and is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere to and be bound by the terms and conditions of Performance Trust's Confidential Policy, as it may be amended from time to time. This is not an offer or solicitation to the purchase or sale of securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing in bonds involves risks, including the risk of the loss of principal and rising interest rates that decrease the value of the bonds. The investments discussed may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate investments in the context of their own objectives, risk profile and circumstances. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. Performance Trust has prepared this report incorporating information provided by third party market data sources. Although Performance Trust believes this information to be reliable, Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any inaccuracies, errors or omissions or for the results obtained from the use of such information. Performance Trust cannot and does not make any claim as to the prepayment consistency and/or the future performance of any securities or structures. CMO and Mortgage-backed yields and cash flow projections are calculated using estimates based on assumed prepayment assumptions that may or may not be met as of the date of this report, and are quoted as bond equivalent yields unless otherwise noted. Changes in prepayment rates and/or payments may significantly affect yield, price total return and average life. Prices, quotes, yields, call features and availability are subject to change without notice. Market prices are only indicators and are subject to changes in market conditions and subject to prior sale and price change. The decision of whether to adopt any strategy or to engage in any transaction and the decision of whether any strategy or transaction fits into an appropriate portfolio structure remains the responsibility of the customer and/or its advisors.

Credit Surveillance Legend (Single Cusip)

This credit surveillance report is a summary analysis for recent distressed purchases of individual securities backed by non-agency mortgage collateral. The report enables portfolio managers to monitor individual security purchases both prospectively (ie. Look-Forward) and retrospectively (ie. Look-Back).

Prospectively, the report includes descriptive information that describes the current state of the individual tranche and deal collateral as well as home price appreciation scenario analysis to evaluate how the collateral and tranche may perform going forward.

The report is designed so portfolio managers can answer the following questions:

- *What are the characteristics of the collateral backing the deal?*
- *Given the characteristics of the collateral, how is it projected to perform going forward in terms of default, severity, and loss?*
- *How will the individual security perform going forward, given the underlying collateral and the credit support?*
- *Over the security's lifetime, what will be the yield contribution to the institution based on purchase price?*
- *What is a reasonable economic value estimate of the security given various future cashflow expectations?*

Retrospectively information such as collateral delinquencies and losses-to-date, P & I cashflows received, and losses are included as well.

Descriptive Information

1. Original Transaction Data & Analysis

The section provides data and analysis on the security **per the trade date.** The agency CMO yield as of trade date is included as a comparison benchmark for Look-Back purposes. The amount of collateral and tranche loss that can be withstood before hitting a yield target is included.

2. Performance-to-Date (actual cashflows)

This section summarizes the performance since trade date, including # of months the position has been held, P & I received to date, % of principal paid down to date.

3. Deal Information

This section includes basic deal-level information.

4. Tranche Information

This section includes basic tranche information such as coupon, orig & current balance, ratings information, tranche group data and credit support data.
note: credit support is a formula-based number and may be incorrect for more complex deal structures (super senior, cross-collat); a better alternative is Collateral Loss Breakeven in the Tranche Analysis section

5-6. Collateral Stratification & Group Breakout

This section summarizes the characteristics of the deal collateral by attributes. The attributes shown for each deal vary due to data availability. Additional data is broken out for all collateral, and the specific tranche group and/or credit support group if applicable.

7. History

This section provides a 9m history of the collateral performance including prepay & delinquency data.

Collateral & Tranche Analysis

The Collateral & Tranche Analysis section provides performance projections for the collateral and tranche in various home price appreciation (HPA) scenarios. HPA is the primary driver of credit performance after loan characteristics. Typically the analysis is run at loan-level capturing characteristics such as LTV, FICO, loan type, occupancy, purpose, and geography. *note: two stress test scenarios will be run for deals with incomplete data*

For each deal (3) HPA scenarios are run against the deal collateral. Depending upon the level of granularity available, each loan or group receives a default, severity and loss vector for a given scenario. Results are then aggregated into deal level vector projections. The scenarios analyzed are Zero hpa, -10hpa, and a geographic affordability scenario. Each scenario is quoted on an annualized basis (eg. -10hpa for 36m =27% total decline). The scenarios were originally 36m scenarios targeted to end May 2011. Each report month the number of months of the decreases.

Geographic affordability is a loan-level HPA scenario. For each CBSA (core-based statistical area), we estimate how far median home prices have to fall in relation to median income in order to return to a normal level of affordability.

1. Collateral Analysis Summary

This section provides the default, severity, and loss projections on the deal collateral for the (3) HPA scenarios described above. The projections are for a 6crr constant prepay assumption. Results are split into (3) timing subsets:

- Forward Projections (as a % of ***current*** deal collateral)
- Actual-to-date & Life Totals (as a % of ***orig*** deal collateral)
- *note: only loss statistics are available for actuals & life totals*

2. Collateral Projected Default & Severity Vectors

This section illustrates the projected default (in CDR) and loss severity vectors for the HPA scenarios analyzed.

3. Tranche Life/Realized Yield (actual + forward cashflows)

Life Yield

Estimates the lifetime realized yield on a transaction in (9) various HPA/prepay scenario combinations. The yield is calculated is based upon the settle date and price at purchasing, and incorporates both actual cashflows received to date and forward cashflow projections.

PrinRec/OrigInv

The total amount of principal received over the transactions lifetime compared to the original investment (useful for evaluating securities purchased at deep discounts)

4. Tranche Scenario Projections (forward cashflows only)

This section provides metrics on how the tranche will perform going forward.

Cashflow Summary

Various summary stats of the tranche cashflows are included:

% Prin not Received ,$Int Received , $Prin Received, $Prin Weighted Average Life (WAL)

5. Economic Value Estimation

This section provides an estimate of the tranche's economic value. Projected cashflows for each scenario are discounted at the current borrowing rate of Swaps +250bps (based upon WAL). The rationale is that this represents an attractive positive earnings margin relative to funding levels. Essentially this is the value of the cashflows if held to maturity assuming an earnings margin of +250bps to current funding rates.

© Copyright 2009, Performance Trust All Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere and be bound by the terms and conditions of Performance Trust's Confidential Policy.

Defining Home Price Appreciation (Depreciation) Scenarios

Performance Trust performs loan-level credit analysis under three home price scenarios with each scenario reflecting the change in future home prices as of a particular analysis run date. Currently Performance Trust applies these scenarios over a time horizon ending May 2011. After May 2011, home prices are modeled to appreciate at an annual rate of 3.5%. The three home price scenarios are below:

- Zero hpa annual depreciation rate
- -10hpa annual depreciation rate
- Geographic affordability

NON-AGENCY RMBS ANALYSIS
Loan-level affordability HPA scenario

Additionally Performance Trust performs a stress test (ie. *What Has to Happen?*) on each security which includes scenarios that far exceed the collateral defaults and losses projected in the above scenarios. The purpose of the stress test is to account for more severe scenarios and the possible underestimation of the collateral losses for any particular modeled scenario.

Note: Prior to any HPA-based analysis, Performance Trust begins with *significant* tuning adjustments to factor in the weakness of the current housing market. Tuning adjustments include increasing delinquency roll rates, reducing cure rates, reducing voluntary prepayments, grossing up LTVs, and reducing FICO scores. These adjustments increase loss expectations roughly 1.5-3x for the same HPA scenario compared to an "untuned" analysis.

Original Construction of National Peak-to-Trough Benchmark Scenarios

When the benchmark scenarios were initially constructed in September 2007, they were developed in the context of potential national peak-to-trough declines in home prices. At the time, most forecasts from industry experts ranged from -10% to -25% declines in home prices across the country. The opinions of the when the trough is likely to be reached was more subjective. Amongst industry experts, many felt the trough would be reached by the end of 2010 or mid 2010.

Based upon these forecast ranges and timing predictions, Performance Trust constructed two benchmark scenarios - an *optimistic* scenario and a *pessimistic* scenario, with the intent to have more conservative scenarios relative to industry forecasts. In order to simplify scenario definitions, a Zero% and -10% *annual depreciation rate* was chosen to occur over a period of 36-months for the optimistic and pessimistic scenarios respectively. These scenarios result peak-to-trough declines of -14% and -27% when compounded over thirty-six months. *Note: the section, Updating the Scenarios contains details regarding the updating of the Benchmark scenarios.*

Original Construction of a Local Geographic Affordability Scenario

The construction of two benchmark scenarios designed in the context of national peak-to-trough home price declines is a good starting point; however the nature of the housing market and mix of collateral in non-agency securities demands an analysis that incorporates local housing market fundamentals.

Geographical Affordability

Similar to the record home price appreciation that was experienced in certain local housing markets from 2003 through the end of 2006; the overwhelming consensus is that certain markets will be hit harder than others. Not surprisingly, markets that appreciated the most are typically projected to depreciate the most. For many of the worst local markets industry projections have ranged far beyond the worst case national peak-to-trough predictions to anywhere from -30% to -50% declines in home prices.

To account for variations in price depreciation of specific housing markets, Performance Trust constructs unique home price scenarios for each CBSA (core-based statistical area). The scenarios constructed for each CBSA are based upon home prices declining to a level that is "affordable" on a historical basis (2002 levels). Each CBSA affordability scenario factors in the CBSA median home price, income, and the current level of 30-year fixed-rate mortgage rates (national levels). Based upon these inputs the overall price depreciation that is necessary to restore home prices to an "affordable" level is calculated for each CBSA. For each loan within a deal, the appropriate CBSA-level scenario is chosen and analyzed. In certain CBSAs the affordability scenarios are as severe as -50% to -60% total peak-to-trough declines in home prices.

© Copyright 2009, Performance Trust All Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere and be bound by the terms and conditions of Performance Trust's Confidential Policy.

Defining Home Price Appreciation (Depreciation) Scenarios, Con't

The Geographic Affordability scenario better addresses the risk of deals dominated by loans in certain geographies compared to the National Home Price Scenarios. However the Affordability scenario should be viewed as an approximation, not a pinpoint prediction of where house prices and by association defaults/losses may end up. The methodology is not a perfect science; for starters the data is based upon median home prices, which may change solely to a change in housing market dynamics.

As well for many locales certain subtleties may be at work. For instance, in some CBSAs home prices may be less driven by local incomes (eg. vacation areas) or a specific CBSA may have incomes trending downward and dropping home prices even though homes are already affordable on a historical basis (eg. areas in Ohio, Mich.). Another potential factor is the tightening of credit amongst lending institutions which may also force home prices below traditionally "affordable" levels. However, counterarguments have been made that a "media" effect may also bring more well-pocketed individuals into the market as speculators if house prices fall well below those supported by other fundamentals such as rental rates. Despite these imperfections, the affordability scenario should be considered a reasonable approximation based upon fundamentals.

Updating the Scenarios

Regularly Performance Trust will make updates to both the Benchmark scenarios and the Geographic Affordability scenario due to the changing conditions in the housing market. These updates currently include winding down the initial 36-month scenario period each analysis month (starting May08) and recalculating each CBSA's affordability level as new home price data becomes available (quarterly).

Benchmark Scenarios

As home prices decline and delinquencies increase, homeowners default and loan losses are incurred – *the relationship between home prices and credit performance becomes realized.* From a scenario definition perspective this presents a challenge.

During any loan-level scenario analysis, the first step performed is incorporating realized changes in home prices; for each loan the LTV is recalculated factoring in that loan's realized HPA since origination. The challenge then becomes the realignment of the Benchmark scenarios. The Benchmark scenarios also need to incorporate the new information, but at the same time, keep their intent intact - conservative scenarios relative to the industry's optimistic and pessimistic peak-to-trough projections.

Initially Benchmark scenarios were constructed based upon national peak-to-trough estimates of home price declines with Zero hpa and -10hpa annual depreciation rates over 36-months reflecting -14% and -27% peak-to-trough declines respectively. Recall these scenarios were constructed during September 2007 in the backdrop of industry estimates of -10% to -25% national home price declines. For the periods between Sep. 2007 - May 2008, Performance Trust held constant the definition of the Zero hpa and -10hpa scenarios as 36-month scenarios. This was partially due to the desire to maintain a conservative set of Benchmark scenarios until a reasonable amount of performance data became available.

Starting in May 2008, Performance Trust realigned the Benchmark scenarios by winding down the 36 month horizon going forward (eg. 36m, 35m, 34m, etc.). The rationale behind the update was based upon two factors.

S&P/Case-Shiller Home Price Indices

The first factor is that since late 2007, home prices had already experienced significant declines from their peak. Across various sources of home price appreciation data (OFHEO, Case-Schiller, Loan Performance, Radar Logic) the estimates of depreciation (as of May 2008) ranged between -7% to -14% depending on the source and algorithm employed. As mentioned previously, changes in home prices are captured in the analysis by recalculating each loan's LTV.

The second factor is that as of May 2008, industry participants now had access to more performance data when constructing their peak-to-trough forecasts. Many industry experts have made revisions to their initial forecasts and generally have revised their original peak-to-trough estimates upward.

Freddie Mac CEO: Home Price Decline 'Halfway Through' (LA Times, Aug. 6 th ,2008)
"Freddie Mac CEO Richard Syron: "Previously we said house prices would fall at least 15% nationally peak-to-trough... We now believe that national home prices will fall 18%-20% peak-to-trough. . . . The long and short of it is ***we now think we're about halfway through the overall peak-to-trough decline."***

© Copyright 2008, Performance Trust All Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere and be bound by the terms and conditions of Performance Trust's Confidential Policy.

Defining Home Price Appreciation (Depreciation) Scenarios, Con't

While making the update, the primary consideration was to make sure the original objective of the Benchmark scenarios remained intact: to have the Benchmark scenarios be more conservative (higher depreciation) scenarios than the industry's optimistic and pessimistic peak-to-trough projections.

At the time of realignment (May 2008), Performance Trust looked at the implicit peak-to-trough assumption embedded in the 36-month scenarios after factoring in depreciation realized to date. Given the level of national home price depreciation estimated to be between -7% to -14% off of peak, each Benchmark scenario's all-in peak-to-trough estimate at each end of the range was evaluated.

As of May 2008, assuming we had realized a -7% decline in home prices from peak, the Zero hpa and -10hpa depreciation scenarios represent -20.3% and -32.2% all-in peak-to-trough decline scenarios respectively. Alternatively if we assume a -14% decline in home prices has been realized, the Zero hpa and -10hpa scenarios represent -26.3% and -37.3% peak-to-trough decline scenarios.

	Depreciation		Index	
Peak			100	
as of May 08	-7%		93	
Scenario	**Zero hpa (optimistic)**		**-10hpa (pessimistic)**	
May09	Zero%	88.4	-10%	83.7
May10	Zero%	83.9	-10%	75.3
May11	Zero%	79.7	-10%	67.8
peak-trough	**-20.3%**		**-32.2%**	

	Depreciation		Index	
Peak			100	
as of May 08	-14%		86.0	
Scenario	**Zero hpa (optimistic)**		**-10hpa (pessimistic)**	
May09	Zero%	81.7	-10%	77.4
May10	Zero%	77.6	-10%	69.7
May11	Zero%	73.7	-10%	62.7
peak-trough	**-26.3%**		**-37.3%**	

These peak-to-trough ranges are significantly higher than the original -14% and -27% declines arrived at by running Zero hpa and -10hpa annual depreciation scenarios over 36-months. They meet our objective of running more conservative scenarios than those contained within the industry's current projections. Going forward the Benchmark scenarios will be monitored and modifications to their definitions will be made if necessary.

Geographic Affordability Scenario

The geographic affordability scenario, where each loan is assigned an HPA scenario based upon its CBSA (core-based statistical area) is updated as new data becomes available. The datasets updated include the national 30-year fixed rate mortgage rate (monthly), median home price per CBSA (quarterly), and median income per CBSA (yearly).

Given updated data, a target home price is re-calculated that results in an affordability level commensurate with 2002 levels. Once a target home price is calculated for each CBSA, the required depreciation from the CBSA's current median home price is calculated. The depreciation is then scaled over the same time horizon as the benchmark scenario.

For example, assume within a specific CBSA the current median home price is $400k and the target home price is $300k. The required depreciation would be -25%. If the current scenario horizon is 34-months then the HPA scenario for the CBSA would be -9.7% annually.

© Copyright 2008, Performance Trust All Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere and be bound by the terms and conditions of Performance Trust's Confidential Policy.

Countrywide Home Loans Alternative Loan Trust 2007-4CB (CWALT 2007-4CB A9 A9, 02150AA9) as of 3/12/2010 | 508011-545

Original Transaction Data & Analysis

Trade/Settle Dt: 12/26/2007 - 1/2/2008 | Orig Inv($): 9,640,393
Orig($): 10,799,400 | Purch Price: $95.75
Curr($): 10,068,506 | Yield@6cpr: 6.60%
Factor: 0.98232 | WAL@6cpr: 10.87

Benchmark Yields as of 12/31/2007 6:00:00 PM (EST)

Mos.	@0/0	6	24	36	60	120	360
TSY	4.09	3.39	3.05	3.07	3.44	4.03	4.45
SWAP	4.78	4.60	3.85	3.94	4.21	4.71	5.06

Deal Information *Deal Closing Date: 03/29/2007*

Deal Type: RMBS | Collat Type: ALT_A
Orig Collat Bal($): 751,737,398 | Orig # Assets: 3482
Curr Collat Bal($): 532,196,688 | Curr # Assets: 2552
Factor: 0.70770 | WAC: 6.50
Master Serv: Countrywide Home Loans Servicing
All Collat Groups: PREM,DISC

Realized Cashflows

Mos. Held: 25
Interest($): 1,140,117
Principal($): 1,878,785
Writedown($): -0.03
Rem.Prin($): 8,189,722
%Paiddown: 18.66%

Tranche Information

Tranche: A9
Type: SEN_SPR_FX
Coupon(%): 6.00%
Orig Balance($): 113,437,000
Curr Balance($): 86,024,914
Factor: 0.75835

Ratings	Orig	Curr	Date
S&P	AAA	CCC	6/4/2009
Moody	Aaa	B3/*-	1/14/2010
Fitch	NA		

Tranche Group: All Collat
Credit Supp. Group: COLLAT

Credit Support	Orig	Curr
Support(%):	5.41%	8.75%

Tranche Writedown: 0
Is Reremic: No
Latest CDU Date: Feb-2010

	All Collat Strats(FEB10)	#Assets	Bal(000s)	%
MBA Delinquency	Current	1,901	$382,745	71.82%
	30-59 days delq	125	$24,761	4.65%
	60-89 days delq	68	$14,944	2.80%
	90+ days delq	250	$60,919	11.43%
	Foreclosure	172	$40,917	7.68%
	REO	36	$8,660	1.62%
Curr Amortized LTV	<40	432	$64,425	12.09%
	40+ to 50	433	$84,654	15.88%
	50+ to 60	398	$92,067	17.28%
	60+ to 70	339	$70,312	13.16%
	70+ to 80	893	$192,493	36.12%
	80+ to 90	110	$20,767	3.90%
	90+	37	$8,427	1.58%
Prod. Type	Fixed	1,654	$317,801	59.63%
	10 Yr I.O. Fixed	858	$206,060	38.66%
	15 Yr I.O. Fixed	30	$7,070	1.33%
	Balloon-other	6	$1,323	0.25%
	5 Yr I.O. Fixed	4	$692	0.13%

	All Collat Strats(FEB10)	#Assets	Bal(000s)	%
State	CA	646	$163,108	30.64%
	FL	384	$74,271	13.94%
	AZ	136	$26,907	5.05%
	WA	97	$21,401	4.02%
	TX	156	$21,069	3.95%
	NV	75	$19,026	3.57%
FICO	<640	258	$55,125	10.38%
	640+ to 660	239	$51,781	9.72%
	660+ to 680	286	$58,930	11.06%
	680+ to 700	286	$58,022	10.89%
	700+ to 720	314	$69,165	12.98%
	720+	1,109	$232,991	43.71%
Document	Low	2,066	$441,056	82.76%
	Full	486	$91,850	17.24%

GroupDetail	Curr	1moCPR	6moCPR	60+	Fcl	REO	Tot60+	FICO	LTV	InSize
All Collat	$532.2	9.84	10.43	12.91	7.63	1.61	22.15	713	62.3	0

History (All Collat)	Feb-10	Jan-10	Dec-09	Nov-09	Oct-09	Sep-09	Aug-09	Jul-09	Jun-09	May-09	Apr-09	Mar-09
1MOCPR	9.84	9.11	13.06	9.65	9.61	11.26	11.05	12.71	15.06	14.69	18.19	8.88
1MoCDR	3.25	3.73	2.46	2.45	2.83	2.1	0.92	3.21	2.92	2.68	2.37	0.8
Delinq60+	12.91	12.74	12.59	10.96	9.51	8.75	8.29	6.79	6.84	7.75	7.69	6.96
REO(%)	1.61	1.67	1.59	1.36	1.18	0.91	0.77	0.72	0.62	0.7	0.89	0.98
Foreclosure Rate (%	7.63	7.07	6.78	6.89	7.06	6.95	6.62	6.7	6.19	4.91	3.91	3.33
Total 60+	22.13	21.48	20.96	19.41	17.75	16.60	15.68	14.21	13.66	13.36	12.49	11.27
1MoSev (%)	62.55	50.87	51.82	56.09	58.08	74.62	52.89	68.1	78.29	54.93	52.23	18.65
Collat Accum Loss (	11034	10096	9991	9364	8662	7853	7088	6041	5765	4583	4103	3475

Tranche & Collateral Scenario Analysis

In addition to a stress test, nine individual scenarios were performed using unique Loan-Level based default & severity vectors for (3) 3 year home price appreciation scenarios

Realized Yield (actual + forward CF projections)

8.00
6.00
4.00
2.00
0.00
Realized Yield (Actual & Proj. CFs)
0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100%
% Default of Remaining Collateral

How will the collateral perform going forward and to date?

Collateral Analysis (in 000's)

Forward Proj(%Curr)	% Loss	$ Loss	% Def	$ Def	% Sev
0hpa @6cpr	9.30%	$49,506	29.31%	$155,996	31.74%
-10hpa @6cpr	11.04%	$58,751	31.02%	$165,068	35.59%
GeoAff @6cpr	10.48%	$55,773	30.47%	$162,137	34.40%

Actuals (%orig):	% Loss	$ Loss
Pre-Purch.	0%	$1
Post-Purch.	1.57%	$11,833

Collat Curr($): 532,196,688
Collat Orig($): 751,737,398

Total s (%orig):	% Loss	$ Loss
0hpa @6cpr	8.16%	$61,341
-10hpa @6cpr	9.39%	$70,585
GeoAff @6cpr	8.99%	$67,606

Forward Projections - Default & Severity Vectors

Default (CDR) Vectors

12.00
9.00
6.00
3.00
0.00
CDR(Cond. Default Rate)
Months
0hpa
-10hpa
GeoAff

Severity Vectors

60.00
50.00
40.00
30.00
20.00
10.00
0.00
% Severity
Months
0hpa
-10hpa
GeoAff

How will the individual bond perform given its support?

Tranche Analysis Summary ($ in 000's)

Actual + Fwd Proj.		6cpr	8cpr	15cpr
Yield (Life)	0hpa	6.56%	6.66%	6.85%
	-10hpa	6.43%	6.52%	6.73%
	GeoAff	6.48%	6.57%	6.77%
Prin Rec / Orig Inv	0hpa	102.33%	102.73%	103.52%
	-10hpa	100.86%	101.47%	102.66%
	GeoAff	101.34%	101.89%	102.93%

Forward Proj. Only		6cpr	8cpr	15cpr
Cashflow Summary				
%prin not received	0hpa	2.51%	2.01%	1.08%
	-10hpa	4.21%	3.49%	2.10%
	GeoAff	3.65%	3.00%	1.76%
Date First Writedown	0hpa	Feb-2013	Feb-2013	Apr-2013
	-10hpa	Jan-2014	Feb-2014	Mar-2014
	GeoAff	Apr-2014	May-2014	Jun-2014
$prin not received	0hpa	$205	$165	$88
	-10hpa	$345	$286	$172
	GeoAff	$299	$246	$144
$Prin received	0hpa	$7,984	$8,025	$8,101
	-10hpa	$7,845	$7,904	$8,018
	GeoAff	$7,891	$7,944	$8,046
$Int received	0hpa	$4,090	$3,499	$2,491
	-10hpa	$4,021	$3,446	$2,456
	GeoAff	$4,041	$3,464	$2,468
WAL	0hpa	8.39	7.19	5.14
	-10hpa	8.25	7.08	5.37
	GeoAff	8.29	7.12	5.39

EconValue/MTM Value (Swaps + 250bp)

EconValue Est.		6cpr	8cpr	15cpr
	0hpa	$98.95	$100.29	$102.68
	-10hpa	$97.86	$99.35	$101.97
	GeoAff	$98.23	$99.65	$102.22

Swap Curve as of 3/11/2010 5:10:00 PM (EST)

6	24	36	60	120	360
0.4	1.06	1.68	2.59	3.67	4.42

© Copyright 2010, Performance Trust All Rights Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere to and be bound to the terms and conditions of Performance Trust's Confidential Policy.
Page No.8

RALI Series 2006-QS16 Trust (RALI 2006-QS16 A10 A10, 74922LAR9) as of 3/17/2010 | 308013-548

Original Transaction Data & Analysis

Trade/Settle Dt: 12/26/2007 - 1/2/2008	Orig Inv($): 7,911,976	
Orig($): 9,700,000	Purch Price: $97.50	
Curr($): 8,116,898	Yield@6crr: 6.70%	
Factor: 0.83679	WAL@6crr: 4.21	

Benchmark Yields as of 12/31/2007 6:00:00 PM (EST)

Mos.	@6cpr	6	24	36	60	120	360
TSY	3.27	3.39	3.05	3.07	3.44	4.03	4.45
SWAP	4.12	4.60	3.85	3.94	4.21	4.71	5.06

Deal Information *Deal Closing Date: 11/29/2006*

Deal Type: RMBS	Collat Type: ALT_A
Orig Collat Bal($): 752,079,883	Orig # Assets: 3009
Curr Collat Bal($): 442,720,235	Curr # Assets: 1887
Factor: 0.58750	WAC: 7.09
Master Serv: Residential Funding Company	
All Collat Groups: PREM,DISC	

Realized Cashflows

- Mos. Held: 25
- Interest($): 854,828
- Principal($): 2,671,529
- Writedown($): 0
- Rem.Prin($): 5,443,160
- %Paiddown: 32.94%

Tranche Information

	Ratings	Orig	Curr	Date
Tranche: A10				
Type: SEN_FIX	S&P	AAA	CC	1/16/2010
Coupon(%): 6.00%	Moody	Aaa	Caa2/*-	1/14/2010
Orig Balance($): 180,140,000	Fitch	AAA	C	8/6/2009
Curr Balance($): 101,089,551	Tranche Group: All Collat			
Factor: 0.56117	Credit Supp. Group: COLLAT			

Credit Support	Orig	Curr
Support(%):	6.75%	0.16%
Tranche Writedown: 0		
Is Reremic: No		

Latest CDU Date: Feb-2010

	All Collat Strats(FEB10)	#Assets	Bal(000s)	%		All Collat Strats(FEB10)	#Assets	Bal(000s)	%
MBA Delinquency	Current	1,247	$271,601	61.35%	State	CA	196	$79,104	17.83%
	30-59 days delq	154	$32,632	7.36%		FL	206	$52,285	11.78%
	60-89 days delq	69	$15,068	3.39%		NY	124	$41,407	9.33%
	90+ days delq	154	$40,064	9.05%		NJ	115	$35,840	8.07%
	Foreclosure	256	$76,758	17.29%		TX	195	$26,764	6.05%
	REO	27	$7,752	1.75%		VA	74	$18,106	4.09%
Curr Amortized LTV	<40	78	$13,101	2.95%	FICO	<640	150	$31,679	7.14%
	40+ to 50	61	$12,843	2.89%		640+ to 660	180	$44,048	9.92%
	50+ to 60	137	$37,183	8.38%		660+ to 680	250	$58,191	13.15%
	60+ to 70	208	$63,975	14.41%		680+ to 700	334	$80,140	18.10%
	70+ to 80	1,235	$278,250	62.69%		700+ to 720	282	$67,458	15.21%
	80+ to 90	154	$33,696	7.59%		720+	691	$161,922	36.48%
	90+	24	$4,831	1.09%					
Prod. Type	Fixed	1,370	$297,451	67.01%	Document	Low	1,390	$339,440	76.47%
	10 Yr I.O. Fixed	491	$140,829	31.73%		Full	497	$104,435	23.53%
	Balloon other	22	$4,294	0.97%					
	5 Yr I.O. Fixed	3	$762	0.17%					
	15 Yr I.O. Fixed	1	$539	0.12%					

GroupDetail	Curr	3mCPR	6mCPR	60+	Fcl	REO	Tot60+	FICO	LTV	LnSze
All Collat	$442.7	12.90	18.33	11.80	17.19	1.74	30.73	707	72.2	234,616

History (All Collat)	Feb-10	Jan-10	Dec-09	Nov-09	Oct-09	Sep-09	Aug-09	Jul-09	Jun-09	May-09	Apr-09	Mar-09
1MOCPR	12.9	19.86	14.62	17.6	25.3	18.97	25.68	11.55	20.19	16.43	15.01	14.22
1MoCDR	11.34	14.5	9.72	13.49	19.5	14.29	14.27	5.99	6.92	9.69	11.19	8.56
Delinq60+	11.8	11.28	10.68	10.54	10.66	9.99	10.18	8.56	9.28	10.27	9.76	10.03
REO(%)	1.74	1.69	1.37	1.21	1.80	2.01	2.37	2.74	2.39	2.17	2.05	2.3
Foreclosure Rate (%	17.19	17.16	17.75	17.37	15.62	16.09	14.5	13.85	12.9	11.06	10.65	9.65
Total 60+	30.73	30.13	29.8	29.12	28.13	28.1	27.05	25.15	24.57	23.5	22.42	21.98
1MoSev (%)	50.97	59.21	67.94	58.32	51.6	50.74	57.58	65.44	64.26	42.1	56.16	60.29
Collat Accum Loss (	49916	47505	43994	41323	38025	33189	30013	26310	24617	22625	20744	17772

Tranche & Collateral Scenario Analysis

In addition to a stress test, nine individual scenarios were performed using unique Loan-Level based default & severity vectors for (3) 3 year home price appreciation scenarios

Realized Yield (actual + forward CF projections)

8.00
6.00
4.00
2.00
0.00
-2.00
Realized Yield (Actual & Proj. CFs)
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
% Default of Remaining Collateral

How will the collateral perform going forward and to date?

Collateral Analysis (in 000's)

Forward Proj(%Curr)	% Loss	$ Loss	% Def	$ Def	% Sev
0hpa @6crr	17.78%	$78,716	40.34%	$178,600	44.07%
-10hpa @6crr	20.09%	$88,948	42.30%	$187,281	47.49%
GeoAff @6crr	19.27%	$85,290	41.58%	$184,099	46.33%

Actuals (%orig):	% Loss	$ Loss
Pre-Purch.	0.06%	$458
Post-Purch.	6.58%	$49,457

Collat Curr($): 442,720,235
Collat Orig($): 752,079,883

Total x (%orig):	% Loss	$ Loss
0hpa @6crr	17.10%	$128,612
-10hpa @6crr	18.46%	$138,863
GeoAff @6crr	17.98%	$135,206

Forward Projections - Default & Severity Vectors

Default (CDR) Vectors

16.00
12.00
8.00
4.00
0.00
CDR(Curr) Default Rate
Months
0hpa
-10hpa
GeoAff

Severity Vectors

60.00
50.00
40.00
30.00
20.00
10.00
0.00
% Severity
Months
0hpa
-10hpa
GeoAff

How will the individual bond perform given its support?

Tranche Analysis Summary ($ in 000's)

Actual + Fwd Proj.		6crr	8crr	15crr
Yield (Life)	0hpa	4.54%	4.55%	4.62%
	-10hpa	4.27%	4.29%	4.40%
	GeoAff	4.37%	4.38%	4.48%
Prin Rec / Orig Inv	0hpa	90.54%	91.28%	93.29%
	-10hpa	88.96%	89.89%	92.27%
	GeoAff	89.52%	90.36%	92.63%

Forward Proj. Only		6crr	8crr	15crr
Cashflow Summary				
%prin not received	0hpa	17.48%	16.40%	13.48%
	-10hpa	19.78%	18.48%	14.97%
	GeoAff	18.96%	17.74%	14.45%
Date First Writedown	0hpa	Mar-2010	Mar-2010	Mar-2010
	-10hpa	Mar-2010	Mar-2010	Mar-2010
	GeoAff	Mar-2010	Mar-2010	Mar-2010
$prin not received	0hpa	$952	$890	$734
	-10hpa	$1,077	$1,006	$815
	GeoAff	$1,032	$966	$786
$Prin received	0hpa	$4,492	$4,550	$4,709
	-10hpa	$4,367	$4,437	$4,629
	GeoAff	$4,411	$4,478	$4,657
$Int received	0hpa	$1,547	$1,886	$1,287
	-10hpa	$1,090	$1,840	$1,266
	GeoAff	$1,811	$1,857	$1,274
WAL	0hpa	6.64	5.84	4.31
	-10hpa	6.47	5.70	3.94
	GeoAff	6.53	5.75	3.97

EconValue/MTM Value (Swaps + 250bp)

		6crr	8crr	15crr
EconValue Est.	0hpa	$87.16	$88.56	$91.96
	-10hpa	$85.52	$87.04	$90.77
	GeoAff	$86.11	$87.58	$91.18

Swap Curve as of 3/17/2010 5:10:00 PM (EST)

6	24	36	60	120	360
0.4	1.06	1.68	2.59	3.67	4.42

© Copyright 2010, Performance Trust All Rights Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere to and be bound to the terms and conditions of Performance Trust's Confidential Policy.
Page No.8

RALI Series 2006-QS8 Trust (RALI 2006-QS8 A1 A1, 75115AAA9) as of 3/17/2010 | 508012-SAR

Original Transaction Data & Analysis

Trade/Settle Dt: 12/26/2007 - 1/2/2008 | OrigInv($): 2,249,522
Orig($): 2,500,000 | PurchPrice: $97.00
Curr($): 2,319,095 | Yield@Scrr: 6.87%
Factor: 0.92764 | WAL@Scrr: 4.04

Benchmark Yields as of 12/31/2007 6:00:00 PM (EST)

Mos.	@0.0%	6	24	36	60	120	360
TSY	3.24	3.39	3.05	3.07	3.44	4.03	4.45
SWAP	4.10	4.60	3.85	3.94	4.21	4.71	5.06

Deal Information *Deal Closing Date: 07/28/2006*

Deal Type: RMBS | Collat Type: ALT_A
Orig Collat Bal($): 966,346,145 | Orig # Assets: 4266
Curr Collat Bal($): 521,554,064 | Curr # Assets: 2416
Factor: 0.53870 | WAC: 7.09
Master Serv: Residential Funding Corporation
All Collat Groups: PREM,DISC

Realized Cashflows

Mos. Held: 25
Interest($): 251,099
Principal($): 646,091
Writedown($): 0
Rem.Prin($): 1,673,006
%Paiddown: 27.86%

Tranche Information

Tranche: A1
Type: SEN_FIX
Coupon(%): 6.00%
Orig Balance($): 315,600,000
Curr Balance($): 211,200,000
Factor: 0.66920

Ratings	Orig	Curr	Date
S&P	AAA	CC	2/16/2010
Moody	Aaa	Caa2/*-	1/14/2010
Fitch	AAA	C	8/6/2009

Tranche Group: All Collat
Credit Supp. Group: COLLAT

Credit Support	Orig	Curr
Support(%):	6.75%	0.76%

Tranche Writedown: 0
Is Reremic: No

Latest CDU Date: Feb-2010

	All Collat Strats(FEB10)	#Assets	Bal(000s)	%		All Collat Strats(FEB10)	#Assets	Bal(000s)	%
MBA Delinquency	Current	1,647	$342,833	65.56%	State	CA	506	$117,837	22.55%
	30-59 days delq	120	$22,841	4.37%		FL	342	$78,679	15.05%
	60-89 days delq	68	$19,973	3.82%		TX	221	$29,434	5.63%
	90+ days delq	170	$38,801	7.42%		NJ	84	$24,000	4.60%
	Foreclosure	359	$92,798	17.75%		NY	78	$22,885	4.38%
	REO	32	$5,502	1.05%		GA	125	$20,857	3.99%
Curr Amortized LTV	<40	55	$9,112	1.74%	FICO	<640	150	$32,654	6.25%
	40+ to 50	41	$9,739	1.86%		640+ to 660	240	$52,102	9.99%
	50+ to 60	121	$34,204	6.54%		660+ to 680	347	$71,862	13.75%
	60+ to 70	295	$79,500	15.21%		680+ to 700	442	$91,141	17.43%
	70+ to 80	1,646	$340,754	65.19%		700+ to 720	356	$70,142	13.46%
	80+ to 90	206	$40,969	7.84%		720+	876	$204,549	39.15%
	90+	52	$8,432	1.61%					
Prod. Type	Fixed	1,689	$326,913	62.54%	Document	Low	1,748	$398,243	76.18%
	10 Yr. I.O. Fixed	718	$190,371	36.90%		Full	668	$124,507	23.82%
	Balloon other	4	$1,335	0.26%					
	5 Yr. I.O. Fixed	4	$962	0.18%					
	15 Yr. I.O. Fixed	1	$168	0.03%					

GroupDetail	Curr	3mCPR	6mCPR	60+	Fcl	REO	Tot60+	FICO	LTV	LnSize
All Collat	$521.6	12.70	16.50	10.72	17.67	1.04	29.43	708	73.4	215,875

History (All Collat)	Feb-10	Jan-10	Dec-09	Nov-09	Oct-09	Sep-09	Aug-09	Jul-09	Jun-09	May-09	Apr-09	Mar-09
1MOCPR	12.7	17.54	16.76	16.83	15.57	19.39	19.6	11.39	15.39	16.58	13.9	19.62
1MoCDR	10.81	10.94	11.69	13.01	12.99	14.06	10.62	7.72	6.8	9.87	6.85	10.9
Delinq60+	10.72	10.24	10.38	9.71	9.45	8.96	9.01	7.5	8.93	9.53	8.71	9.85
REO(%)	1.04	0.94	1.08	1.13	1.35	1.6	1.47	1.62	1.6	1.46	1.5	1.66
Foreclosure Rate (%	17.67	17.96	17.76	17.76	17.31	16.94	16.33	16.14	14.22	12.47	12.53	10.16
Total 60+	29.43	29.14	29.22	28.6	28.13	27.52	26.81	25.26	24.35	23.46	22.74	21.67
1MoSev (%)	60.37	61.18	60.25	56.81	55.13	61.95	58.22	48.71	55.55	54.88	68.89	67.31
Collat Accum Loss (	60881	57812	54658	51275	47616	44062	39613	36448	34529	32652	29773	27272

Tranche & Collateral Scenario Analysis

In addition to a stress test, nine individual scenarios were performed using unique Loan-Level based default & severity vectors for (3) 3 year home price appreciation scenarios

Realized Yield (actual + forward CF projections)
8.00
6.00
4.00
2.00
0.00
-2.00
Realized Yield (Actual & Proj. CF's)
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
% Default of Remaining Collateral

How will the collateral perform going forward and to date?

Collateral Analysis (in 000's)

Forward Proj(%Curr)	% Loss	$ Loss	% Def	$ Def	% Sev
0hpa @Scrr	17.57%	$91,640	38.88%	$202,786	45.19%
-10hpa @Scrr	19.97%	$104,148	40.84%	$213,025	48.89%
GeoAff @Scrr	19.02%	$99,176	40.04%	$208,832	47.49%

Actuals (%orig):	% Loss	$ Loss
Pre-Purch.	0.21%	$2,025
Post-Purch.	6.09%	$58,819

Collat Curr($): 521,554,064
Collat Orig($): 966,346,143

Total x (%orig):	% Loss	$ Loss
0hpa @Scrr	15.78%	$152,503
-10hpa @Scrr	17.08%	$165,009
GeoAff @Scrr	16.56%	$160,017

Forward Projections - Default & Severity Vectors

Default (CDR) Vectors
16.00
12.00
8.00
4.00
0.00
CDR(Conf. Default Rate)
Months
0hpa
-10hpa
GeoAff

Severity Vectors
80.00
60.00
40.00
20.00
0.00
% Severity
Months
0hpa
-10hpa
GeoAff

How will the individual bond perform given its support?

Tranche Analysis Summary ($ in 000's)

Actual + Fwd Proj.		○ 6crr	□ 8crr	△ 15crr
Yield (Life)	0hpa	4.70%	4.72%	4.81%
	-10hpa	4.42%	4.44%	4.57%
	GeoAff	4.50%	4.55%	4.67%
Prin Rec / Orig Inv	0hpa	90.61%	91.40%	93.52%
	-10hpa	88.80%	85.78%	92.39%
	GeoAff	89.53%	90.42%	92.81%

Forward Proj. Only		○ 6crr	□ 8crr	△ 15crr
Cashflow Summary				
%prin not received	0hpa	16.79%	15.75%	12.87%
	-10hpa	19.18%	17.90%	14.45%
	GeoAff	18.25%	17.04%	13.85%
Date First Writedown	0hpa	Apr-2010	Apr-2010	Apr-2010
	-10hpa	Apr-2010	Apr-2010	Apr-2010
	GeoAff	Apr-2010	Apr-2010	Apr-2010
$prin not received	0hpa	$281	$268	$215
	-10hpa	$321	$299	$242
	GeoAff	$305	$285	$231
$Prin received	0hpa	$1,392	$1,410	$1,458
	-10hpa	$1,352	$1,374	$1,431
	GeoAff	$1,368	$1,388	$1,442
$Int received	0hpa	$674	$590	$408
	-10hpa	$656	$579	$401
	GeoAff	$663	$585	$404
WAL	0hpa	6.78	5.98	4.13
	-10hpa	6.60	5.84	4.36
	GeoAff	6.68	5.89	4.39

EconValue/MTM Value (Swaps + 250bp)

EconValue Est.		○ 6crr	□ 8crr	△ 15crr
	0hpa	$87.77	$89.16	$90.53
	-10hpa	$86.06	$87.55	$91.27
	GeoAff	$86.75	$88.19	$91.76

Swap Curve as of 3/17/2010 5:10:00 PM (EST)

6	24	36	60	120	360
0.4	1.06	1.68	2.59	3.67	4.42

© Copyright 2010, Performance Trust All Rights Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere to and be bound to the terms and conditions of Performance Trust's Confidential Policy.
Page No.10

Pre-purchase Analysis (12/26/07) — CWALT 2007-8CB A9

Select Cusip: 02150FAJ9 — CWALT 2007-8CB A9 — 201002

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	95.75	w/acc 95.77	
Settle Dt	1/2/08	Yield@6cpr	6.60		
Orig	10,799,400	WAL@6cpr	10.87		
Current	10,068,506	Mod Dur	7.45		
Factor	0.9323	@purch		Tsy	Swap
Orig Invest	9,640,595	Yield		4.09	4.78

Current Tranche Information *(source: Intex)*

Tranche	A9
Type	SEN_SPR_FIX
Coupon	6.00
Orig	113,437,000
Current	86,024,914
CurrFactor	0.758350

Ratings

	Orig	Curr	Effect Dt
S&P	AAA	CCC	6/4/09
Mdy	Aaa	B3/*-	1/14/10
Fitch	NA		

Credit Support

Orig	9.41%
Current	8.76%
CreditSupp. Group:	COLLAT
Tranche Group:	COLLAT

Realized Cashflows-to-Date

Current Face	8,189,722	# of Payments	25
Principal	1,878,785	% Paiddown	18.66%
Coupon	1,140,117	% Writedown	0.00%
AllCashflow	3,018,901	$ Writedown	(0)

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	751,737,398	Orig # Assets	3482
Curr Collat	532,196,688	Curr # Assets	2552
Factor	0.7080		
MasterServicer	Countrywide Home Loans Servicing		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0		
All Collat Loss-to-Date(%orig)		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		
All Collateral Forward Projections	Default ($mm)	0.0	NA	32.4	62.9	118.5	167.7	211.3	250.0	284.5	32.4	284.5
	Loss ($mm)	0.0	NA	11.4	22.0	41.5	58.7	74.0	87.5	99.6	11.4	99.6
	Default (%curr)	0.00%	NA	4.65%	9.02%	16.98%	24.03%	30.27%	35.82%	40.76%	4.65%	40.76%
	Loss (%curr)	0.00%	NA	1.63%	3.16%	5.94%	8.41%	10.60%	12.54%	14.27%	1.63%	14.27%
	Severity		NA	35.05%	35.03%	34.98%	35.00%	35.02%	35.01%	35.01%	35.05%	35.01%
All Collateral Life Total	Loss ($mm)	0.0	NA	11.4	22.0	41.5	58.7	74.0	87.5	99.6	11.4	0.4
	Loss (%orig)	**0.00%**	**NA**	**1.51%**	**2.93%**	**5.52%**	**7.81%**	**9.84%**	**11.64%**	**13.25%**	**1.51%**	**35.01%**
Tranche Life Totals	Life Yield	6.60	NA	6.62	6.65	6.58	6.57	6.46	6.28	6.07	6.62	6.07
	WAL	10.87	NA	10.37	9.80	12.52	10.19	8.89	8.04	7.43	10.37	7.43
	Coupon CF	6,525,493	NA	6,224,863	5,884,408	7,526,902	6,114,547	5,333,853	4,821,385	4,448,104	6,224,863	4,448,104
	Principal CF	10,068,506	NA	10,068,506	10,068,506	10,035,152	9,881,873	9,710,523	9,546,650	9,393,217	10,068,506	9,393,217
	PrinNotRec CF	-	NA	0	0	33,355	186,633	357,983	521,856	675,289	0	675,289
	%Face Not Rec	0.0%	NA	0.0%	0.0%	0.3%	1.9%	3.6%	5.2%	6.7%	0.0%	6.7%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis

CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT **credit support group:** COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	751.7	532.2	6.50	35.0	62.3	713	0	0.00%	323.0	323.0
COLLAT	751.7	532.2	6.50	35.0	62.3	713	0	0.00%	323.0	323.0
COLLAT	751.7	532.2	6.50	35.0	62.3	713	0	0.00%	323.0	323.0

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	9.84	10.68	10.43	11.97	10.39	6.59	7.54	3.25	3.14	1.57%	11.83
COLLAT	9.84	10.68	10.43	11.97	10.39	6.59	7.54	3.25	3.14	1.57%	11.83
COLLAT	9.84	10.68	10.43	11.97	10.39	6.59	7.54	3.25	3.14	1.57%	11.83

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	4.44	2.80	10.11	7.63	1.61	22.15	19.35	1.50	No	No	No
COLLAT	4.44	2.80	10.11	7.63	1.61	22.15	19.35	1.50	No	No	No
COLLAT	4.44	2.80	10.11	7.63	1.61	22.15	19.35	1.50	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
ZeroHpa@6cpr	9.30%	49.5	29.3%	156.0	31.7%
GeoAff@6cpr	10.48%	55.8	30.5%	162.1	34.4%
Neg10Hpa@6cp	11.04%	58.8	31.0%	165.1	35.6%
ZeroHpa@8cpr	8.67%	46.2	26.9%	142.9	32.3%
GeoAff@8cpr	9.74%	51.9	27.9%	148.5	34.9%
Neg10Hpa@8cp	10.25%	54.6	28.4%	151.1	36.1%
ZeroHpa@15cpr	7.01%	37.3	20.8%	110.6	33.8%
GeoAff@15cpr	7.79%	41.5	21.5%	114.3	36.3%
Neg10Hpa@15c	8.15%	43.4	21.8%	116.1	37.4%
Actual-to-date	**% Loss**	**$ Loss**	note: PostPurchase actuals are through		
PrePurchase	0.00%	0.00	Any known collateral losses after this remit month are included as part of Forward Proj.		
PostPurchase	1.57%	11.83			

Life Totals	%Loss (%orig)	$Loss (mm)
ZeroHpa@6cpr	8.2%	61.3
GeoAff@6cpr	9.0%	67.6
Neg10Hpa@6cp	9.4%	70.6
ZeroHpa@8cpr	7.7%	58.0
GeoAff@8cpr	8.5%	63.7
Neg10Hpa@8cp	8.8%	66.4
ZeroHpa@15cpr	6.5%	49.2
GeoAff@15cpr	7.1%	53.3
Neg10Hpa@15c	7.3%	55.2

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	751.7	11.76%	88.4
Intex OBal	*751.7*		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	NA	NA

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis

CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield (based on purch. px)	*ZeroHpa*	6.58	6.66	6.85
	GeoAff	6.48	6.57	6.77
	Neg10Hpa	6.43	6.52	6.73
% of Purch. Face Received	*ZeroHpa*	98.0%	98.4%	99.1%
	GeoAff	97.0%	97.6%	98.6%
	Neg10Hpa	96.6%	97.2%	98.3%
% of Orig Investment Received	*ZeroHpa*	102.3%	102.7%	103.5%
	GeoAff	101.3%	101.9%	102.9%
	Neg10Hpa	100.9%	101.5%	102.7%
purchase px $	*95.75*			

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*ZeroHpa*	2.51%	2.01%	1.08%
	GeoAff	3.65%	3.00%	1.76%
	Neg10Hpa	4.21%	3.49%	2.10%
$ of Current Face Not Received CF	*ZeroHpa*	205,226	164,705	88,373
	GeoAff	298,677	245,872	143,864
	Neg10Hpa	345,004	285,909	171,933
Est Book Px @ Life Yield	*ZeroHpa*	0.00	0.00	0.00
	GeoAff	0.00	0.00	0.00
	Neg10Hpa	0.00	0.00	0.00

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	*Trade Dt1*	*Trade Dt2*	*Trade Dt3*
Selected Scen.	GeoAff_15cpr	ppstress_7	*ZeroLoss*	*ppstress_7*	*ppstress_1*
Collateral Loss					
Life Total ($)	53,295,864	99,570,178	730	99,570,178	11,355,900
Life Total	7.09%	13.25%	0.00%	13.25%	1.51%
Tranche					
Life Yield	6.77	6.07	6.60	6.07	6.62
PrinReceived($)	9,924,643	9,393,217	10,068,506	9,393,217	10,068,506
(%)	98.6%	93.3%	100.0%	93.29%	100.0%
Total Cashflow	13,532,314	13,841,321	16,593,999	13,841,321	16,293,369

Fair Value Estimate	
GeoAff_15cpr	
Yield	Price
3.00	111.68
4.00	107.01
5.00	102.71
6.00	98.74
7.00	95.05
8.00	91.63
9.00	88.45
purchpx	95.75

Life Yield:
Current vs. Trade Date Expectation

Trade Dt
Current
5.50
6.00
6.50
7.00

% Life Principal Received:
Current vs. Trade Date Expectation

Trade Dt
Current
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201002	>201002
Principal Received	9,393,217	2,301,532	7,091,685
Principal Not Received	(675,289)	-	(675,289)
Coupon	4,448,104	1,129,425	3,318,678
Total Cashflows	13,841,321	3,430,958	10,410,363
Current: GeoAff_15cpr	**Total**	**<=201002**	**>201002**
Principal Received	9,924,643	1,878,785	8,045,858
Principal Not Received	(143,864)	0	(143,864)
Coupon	3,607,671	1,140,117	2,467,555
Total Cashflows	13,532,314	3,018,901	10,513,413
Difference	**Total**	**<=201002**	**>201002**
Principal Received	531,426	(422,747)	954,173
Principal Not Received	531,426	0	531,425
Coupon	(840,432)	10,691	(851,124)
Total Cashflows	(309,007)	(412,056)	103,049

Current Cashflow Expectation

Thousands
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
(200)
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison — CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:		ppstress_7		Current Expectation		GeoAff_15cpr		Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	9,393,217	(675,289)	4,448,104	13,841,321	9,924,643	(143,864)	3,607,671	13,532,314	531,426	531,426	(840,432)	(309,007)
<=201002	2,301,532	-	1,129,425	3,430,958	1,878,785	0	1,140,117	3,018,901	(422,747)	0	10,691	(412,056)
>201002	7,091,685	(675,289)	3,318,678	10,410,363	8,045,858	(143,864)	2,467,555	10,513,413	954,173	531,425	(851,124)	103,049
2008	894,853	-	532,710	1,427,563	733,727	0	529,232	1,262,959	(161,126)	0	(3,478)	(164,604)
2009	1,204,396	-	517,529	1,721,925	1,080,552	-	528,482	1,609,034	(123,844)	-	10,953	(112,891)
2010	1,095,077	-	445,804	1,540,881	1,075,917	-	469,132	1,545,048	(19,161)	-	23,328	4,167
2011	818,896	-	389,373	1,208,269	1,274,742	-	396,071	1,670,813	455,846	-	6,698	462,544
2012	702,865	(58,374)	342,814	1,045,679	1,088,211	-	323,044	1,411,255	385,346	58,374	(19,770)	365,576
2013	579,381	(119,267)	297,666	877,047	873,085	-	263,995	1,137,080	293,704	119,267	(33,671)	260,033
2014	479,275	(88,114)	259,567	738,843	708,102	(25,180)	215,950	924,052	228,826	62,934	(43,617)	185,210
2015	405,712	(67,192)	228,276	633,988	571,788	(34,561)	175,201	746,989	166,077	32,632	(53,076)	113,001
2016	350,726	(53,165)	201,904	552,630	463,071	(24,405)	142,234	605,304	112,345	28,761	(59,670)	52,675
2017	329,893	(43,636)	178,732	508,626	389,890	(17,396)	115,389	505,279	59,997	26,240	(63,343)	(3,346)
2018	301,116	(37,356)	157,155	458,270	321,165	(12,556)	92,943	414,108	20,049	24,800	(64,211)	(44,162)
2019	269,264	(32,256)	137,889	407,153	260,607	(8,915)	74,751	335,358	(8,657)	23,341	(63,138)	(71,795)
2020	241,473	(28,129)	120,698	362,171	211,293	(6,207)	60,066	271,359	(30,180)	21,921	(60,632)	(90,812)
2021	216,395	(24,403)	105,330	321,725	171,338	(4,277)	48,213	219,552	(45,057)	20,127	(57,117)	(102,174)
2022	194,913	(21,216)	91,578	286,491	139,420	(2,963)	38,629	178,048	(55,493)	18,253	(52,949)	(108,442)
2023	174,866	(18,359)	79,247	254,113	113,293	(2,065)	30,855	144,149	(61,573)	16,294	(48,392)	(109,964)
2024	156,577	(15,809)	68,238	224,815	91,994	(1,437)	24,560	116,554	(64,583)	14,372	(43,678)	(108,261)
2025	140,201	(13,534)	58,418	198,618	74,717	(1,012)	19,460	94,177	(65,484)	12,522	(38,958)	(104,442)
2026	125,455	(11,506)	49,664	175,119	60,720	(731)	15,324	76,043	(64,735)	10,775	(34,340)	(99,075)
2027	112,073	(9,700)	41,871	153,944	49,268	(540)	11,968	61,236	(62,805)	9,160	(29,903)	(92,708)
2028	100,080	(8,096)	34,946	135,026	39,881	(407)	9,251	49,132	(60,199)	7,689	(25,695)	(85,894)
2029	89,324	(6,672)	28,797	118,122	32,166	(312)	7,056	39,223	(57,158)	6,359	(21,741)	(78,899)
2030	79,666	(5,408)	23,344	103,010	25,808	(243)	5,291	31,099	(53,858)	5,165	(18,053)	(71,911)
2031	70,937	(4,289)	18,515	89,452	20,590	(192)	3,878	24,468	(50,346)	4,097	(14,638)	(64,984)
2032	63,061	(3,301)	14,250	77,311	16,288	(153)	2,754	19,042	(46,772)	3,149	(11,496)	(58,268)
2033	56,035	(2,430)	10,490	66,525	12,782	(120)	1,869	14,651	(43,253)	2,310	(8,622)	(51,875)
2034	49,690	(1,664)	7,181	56,871	9,926	(93)	1,177	11,102	(39,765)	1,571	(6,005)	(45,769)
2035	43,902	(992)	4,281	48,183	7,561	(65)	643	8,205	(36,341)	926	(3,637)	(39,979)
>2035	47,116	(422)	1,836	48,951	6,740	(34)	253	6,994	(40,376)	387	(1,582)	(41,958)

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

© Copyright 2009, Performance Trust Investment Advisors, LLC (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. This material is for your internal use only and may not be disclosed to third parties. The research and other information provided herein has been prepared for informational purposes only and is not an offer or solicitation to purchase or sell securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing involves risks, including the potential for principal loss. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. The investments discussed herein may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate each investment discussed in the context of their own objectives, risk profile and circumstances. The information contained herein has been obtained from sources considered to be reliable, and is subject to change without notice. Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any errors or omissions or for the results obtained from the use of such information. This material has been created upon request for a specific purpose and any use beyond the narrow purpose for which this material was created would likely change the presentation and response provided herein. The material presented herein is subject to change without notice.

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — CWALT 2007-8CB A9

Select Cusip: 02150FAJ9 CWALT 2007-8CB A9

201002

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	95.75	w/acc 95.77	
Settle Dt	1/2/08	Yield@6cpr	6.60		
Orig	10,799,400	WAL@6cpr	10.87		
Current	10,068,506	Mod Dur	7.45		
Factor	0.9323	@purch		Tsy	Swap
Orig Invest	9,640,595	Yield		4.09	4.78

Current Tranche Information *(source: Intex)*

Tranche	A9
Type	SEN_SPR_FIX
Coupon	6.00
Orig	113,437,000
Current	86,024,914
CurrFactor	0.758350

Ratings

	Orig	Curr	Effect Dt
S&P	AAA	CCC	6/4/09
Mdy	Aaa	B3/*-	1/14/10
Fitch	NA		

Credit Support

Orig	9.41%
Current	8.76%
CreditSupp. Group:	COLLAT
Tranche Group:	COLLAT

Realized Cashflows-to-Date

Current Face	8,189,722	# of Payments	25
Principal	1,878,785	% Paiddown	18.66%
Coupon	1,140,117	% Writedown	0.00%
AllCashflow	3,018,901	$ Writedown	(0)

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	751,737,398	Orig # Assets	3482
Curr Collat	532,196,688	Curr # Assets	2552
Factor	0.7080		
MasterServicer	Countrywide Home Loans Servicing		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0		
All Collat Loss-to-Date(%orig)		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		
All Collateral Forward Projections	Default ($mm)	0.0	NA	32.4	62.9	118.5	167.7	211.3	250.0	284.5	32.4	284.5
	Loss ($mm)	0.0	NA	11.4	22.0	41.5	58.7	74.0	87.5	99.6	11.4	99.6
	Default (%curr)	0.00%	NA	4.65%	9.02%	16.98%	24.03%	30.27%	35.82%	40.76%	4.65%	40.76%
	Loss (%curr)	0.00%	NA	1.63%	3.16%	5.94%	8.41%	10.60%	12.54%	14.27%	1.63%	14.27%
	Severity		NA	35.05%	35.03%	34.98%	35.00%	35.02%	35.01%	35.01%	35.05%	35.01%
All Collateral Life Total	Loss ($mm)	0.0	NA	11.4	22.0	41.5	58.7	74.0	87.5	99.6	11.4	0.4
	Loss (%orig)	**0.00%**	**NA**	**1.51%**	**2.93%**	**5.52%**	**7.81%**	**9.84%**	**11.64%**	**13.25%**	**1.51%**	**35.01%**
Tranche Life Totals	Life Yield	6.60	NA	6.62	6.65	6.58	6.57	6.46	6.28	6.07	6.62	6.07
	WAL	10.87	NA	10.37	9.80	12.52	10.19	8.89	8.04	7.43	10.37	7.43
	Coupon CF	6,525,493	NA	6,224,863	5,884,408	7,526,902	6,114,547	5,333,853	4,821,385	4,448,104	6,224,863	4,448,104
	Principal CF	10,068,506	NA	10,068,506	10,068,506	10,035,152	9,881,873	9,710,523	9,546,650	9,393,217	10,068,506	9,393,217
	PrinNotRec CF	-	NA	0	0	33,355	186,633	357,983	521,856	675,289	0	675,289
	%Face Not Rec	0.0%	NA	0.0%	0.0%	0.3%	1.9%	3.6%	5.2%	6.7%	0.0%	6.7%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis — CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

Collateral Group Data *(source: Intex)* — *as of last known remit*

tranche group: COLLAT — credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	751.7	532.2	6.50	35.0	62.3	713	0	0.00%	323.0	323.0
COLLAT	751.7	532.2	6.50	35.0	62.3	713	0	0.00%	323.0	323.0
COLLAT	751.7	532.2	6.50	35.0	62.3	713	0	0.00%	323.0	323.0

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	9.84	10.68	10.43	11.97	10.39	6.59	7.54	3.25	3.14	1.57%	11.83
COLLAT	9.84	10.68	10.43	11.97	10.39	6.59	7.54	3.25	3.14	1.57%	11.83
COLLAT	9.84	10.68	10.43	11.97	10.39	6.59	7.54	3.25	3.14	1.57%	11.83

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	4.44	2.80	10.11	7.63	1.61	22.15	19.35	1.50	No	No	No
COLLAT	4.44	2.80	10.11	7.63	1.61	22.15	19.35	1.50	No	No	No
COLLAT	4.44	2.80	10.11	7.63	1.61	22.15	19.35	1.50	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) — *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
ZeroHpa@6cpr	9.30%	49.5	29.3%	156.0	31.7%
GeoAff@6cpr	10.48%	55.8	30.5%	162.1	34.4%
Neg10Hpa@6cp	11.04%	58.8	31.0%	165.1	35.6%
ZeroHpa@8cpr	8.67%	46.2	26.9%	142.9	32.3%
GeoAff@8cpr	9.74%	51.9	27.9%	148.5	34.9%
Neg10Hpa@8cp	10.25%	54.6	28.4%	151.1	36.1%
ZeroHpa@15cpr	7.01%	37.3	20.8%	110.6	33.8%
GeoAff@15cpr	7.79%	41.5	21.5%	114.3	36.3%
Neg10Hpa@15c	8.15%	43.4	21.8%	116.1	37.4%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.00%	0.00
PostPurchase	1.57%	11.83

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
ZeroHpa@6cpr	8.2%	61.3
GeoAff@6cpr	9.0%	67.6
Neg10Hpa@6cp	9.4%	70.6
ZeroHpa@8cpr	7.7%	58.0
GeoAff@8cpr	8.5%	63.7
Neg10Hpa@8cp	8.8%	66.4
ZeroHpa@15cpr	6.5%	49.2
GeoAff@15cpr	7.1%	53.3
Neg10Hpa@15c	7.3%	55.2

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	751.7	11.76%	88.4
Intex OBal	751.7		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	NA	NA

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis

CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield (based on purch. px)	*ZeroHpa*	6.58	6.66	6.85
	GeoAff	6.48	6.57	6.77
	Neg10Hpa	6.43	6.52	6.73
% of Purch. Face Received	*ZeroHpa*	98.0%	98.4%	99.1%
	GeoAff	97.0%	97.6%	98.6%
	Neg10Hpa	96.6%	97.2%	98.3%
% of Orig Investment Received	*ZeroHpa*	102.3%	102.7%	103.5%
	GeoAff	101.3%	101.9%	102.9%
	Neg10Hpa	100.9%	101.5%	102.7%
purchase px	*$ 95.75*			

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*ZeroHpa*	2.51%	2.01%	1.08%
	GeoAff	3.65%	3.00%	1.76%
	Neg10Hpa	4.21%	3.49%	2.10%
$ of Current Face Not Received CF	*ZeroHpa*	205,226	164,705	88,373
	GeoAff	298,677	245,872	143,864
	Neg10Hpa	345,004	285,909	171,933
Est Book Px @ Life Yield	*ZeroHpa*	0.00	0.00	0.00
	GeoAff	0.00	0.00	0.00
	Neg10Hpa	0.00	0.00	0.00

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	Trade Dt1	Trade Dt2	Trade Dt3
Selected Scen.	GeoAff_8cpr	ppstress_7	ZeroLoss	ppstress_7	ppstress_1
Collateral Loss					
Life Total ($)	63,689,694	99,570,178	730	99,570,178	11,355,900
Life Total	8.47%	13.25%	0.00%	13.25%	1.51%
Tranche					
Life Yield	6.57	6.07	6.60	6.07	6.62
PrinReceived($)	9,822,635	9,393,217	10,068,506	9,393,217	10,068,506
(%)	97.6%	93.3%	100.0%	93.29%	100.0%
Total Cashflow	14,427,070	13,841,321	16,593,999	13,841,321	16,293,369

Fair Value Estimate

GeoAff_8cpr	
Yield	Price
3.00	115.23
4.00	108.89
5.00	103.20
6.00	98.07
7.00	93.43
8.00	89.21
9.00	85.36
purchpx	95.75

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
5.80
6.00
6.20
6.40
6.60
6.80

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201002	>201002
Principal Received	9,393,217	2,301,532	7,091,685
Principal Not Received	(675,289)	-	(675,289)
Coupon	4,448,104	1,129,425	3,318,678
Total Cashflows	13,841,321	3,430,958	10,410,363
Current: GeoAff_8cpr	**Total**	**<=201002**	**>201002**
Principal Received	9,822,635	1,878,785	7,943,850
Principal Not Received	(245,872)	0	(245,872)
Coupon	4,604,436	1,140,117	3,464,319
Total Cashflows	14,427,070	3,018,901	11,408,169
Difference	**Total**	**<=201002**	**>201002**
Principal Received	429,417	(422,747)	852,165
Principal Not Received	429,417	0	429,417
Coupon	156,332	10,691	145,641
Total Cashflows	585,749	(412,056)	997,806

Current Cashflow Expectation

Thousands
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
(200)
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison — CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:		ppstress_7		Current Expectation		GeoAff_8cpr		Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	9,393,217	(675,289)	4,448,104	13,841,321	9,822,635	(245,872)	4,604,436	14,427,070	429,417	429,417	156,332	585,749
<=201002	2,301,532	-	1,129,425	3,430,958	1,878,785	0	1,140,117	3,018,901	(422,747)	0	10,691	(412,056)
>201002	7,091,685	(675,289)	3,318,678	10,410,363	7,943,850	(245,872)	3,464,319	11,408,169	852,165	429,417	145,641	997,806
2008	894,853	-	532,710	1,427,563	733,727	0	529,232	1,262,959	(161,126)	0	(3,478)	(164,604)
2009	1,204,396	-	517,529	1,721,925	1,080,552	-	528,482	1,609,034	(123,844)	-	10,953	(112,891)
2010	1,095,077	-	445,804	1,540,881	1,075,917	-	469,132	1,545,048	(19,161)	-	23,328	4,167
2011	818,896	-	389,373	1,208,269	928,522	-	403,280	1,331,802	109,626	-	13,907	123,533
2012	702,865	(58,374)	342,814	1,045,679	731,078	-	354,274	1,085,352	28,213	58,374	11,459	39,672
2013	579,381	(119,267)	297,666	877,047	627,670	-	313,426	941,096	48,289	119,267	15,760	64,049
2014	479,275	(88,114)	259,567	738,843	547,607	(39,591)	277,323	824,930	68,332	48,522	17,756	86,087
2015	405,712	(67,192)	228,276	633,988	476,934	(47,971)	243,409	720,343	71,222	19,221	15,133	86,355
2016	350,726	(53,165)	201,904	552,630	417,518	(36,674)	213,931	631,449	66,792	16,491	12,027	78,819
2017	329,893	(43,636)	178,732	508,626	390,261	(28,303)	187,877	578,138	60,368	15,334	9,144	69,512
2018	301,116	(37,356)	157,155	458,270	352,731	(22,115)	163,820	516,551	51,616	15,241	6,665	58,281
2019	269,264	(32,256)	137,889	407,153	311,542	(16,995)	142,629	454,171	42,278	15,261	4,740	47,018
2020	241,473	(28,129)	120,698	362,171	274,931	(12,809)	124,066	398,998	33,459	15,320	3,369	36,827
2021	216,395	(24,403)	105,330	321,725	242,821	(9,553)	107,801	350,622	26,426	14,850	2,471	28,897
2022	194,913	(21,216)	91,578	286,491	215,843	(7,165)	93,494	309,337	20,930	14,051	1,916	22,847
2023	174,866	(18,359)	79,247	254,113	191,724	(5,405)	80,839	272,562	16,858	12,954	1,592	18,450
2024	156,577	(15,809)	68,238	224,815	170,387	(4,072)	69,651	240,038	13,810	11,737	1,413	15,223
2025	140,201	(13,534)	58,418	198,618	151,789	(3,105)	59,736	211,526	11,589	10,429	1,319	12,907
2026	125,455	(11,506)	49,664	175,119	135,690	(2,427)	50,916	186,606	10,236	9,078	1,252	11,488
2027	112,073	(9,700)	41,871	153,944	121,393	(1,942)	43,044	164,436	9,320	7,758	1,173	10,493
2028	100,080	(8,096)	34,946	135,026	108,620	(1,584)	36,012	144,633	8,540	6,512	1,066	9,606
2029	89,324	(6,672)	28,797	118,122	97,095	(1,315)	29,730	126,825	7,771	5,357	933	8,703
2030	79,666	(5,408)	23,344	103,010	86,567	(1,110)	24,126	110,693	6,901	4,298	782	7,684
2031	70,937	(4,289)	18,515	89,452	77,005	(949)	19,137	96,142	6,069	3,340	622	6,691
2032	63,061	(3,301)	14,250	77,311	68,155	(815)	14,710	82,866	5,094	2,486	460	5,555
2033	56,035	(2,430)	10,490	66,525	60,139	(697)	10,800	70,939	4,104	1,733	310	4,413
2034	49,690	(1,664)	7,181	56,871	52,826	(580)	7,357	60,183	3,136	1,084	176	3,312
2035	43,902	(992)	4,281	48,183	45,829	(442)	4,349	50,178	1,926	549	68	1,994
>2035	47,116	(422)	1,836	48,951	47,761	(252)	1,849	49,611	645	169	14	659

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

© Copyright 2009, Performance Trust Investment Advisors, LLC (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. This material is for your internal use only and may not be disclosed to third parties. The research and other information provided herein has been prepared for informational purposes only and is not an offer or solicitation to purchase or sell securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing involves risks, including the potential for principal loss. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. The investments discussed herein may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate each investment discussed in the context of their own objectives, risk profile and circumstances. The information contained herein has been obtained from sources considered to be reliable, and is subject to change without notice. Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any errors or omissions or for the results obtained from the use of such information. This material has been created upon request for a specific purpose and any use beyond the narrow purpose for which this material was created would likely change the presentation and response provided herein. The material presented herein is subject to change without notice.

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — RALI 2006-QS16 A10

Select Cusip: 74922LAK9 RALI 2006-QS16 A10 — 201002

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	97.50	w/acc 97.52	
Settle Dt	1/2/08	Yield@6cpr	6.70		
Orig	9,700,000	WAL@6cpr	4.21		
Current	8,116,898	Mod Dur	3.42		
Factor	0.8368	@purch	Tsy	Swap	
Orig Invest	7,913,976	Yield	3.27	4.12	

Current Tranche Information *(source: Intex)*

		Ratings				Credit Support	
			Orig	Curr	Effect Dt		
Tranche	A10					Orig	6.75%
Type	SEN_FIX					Current	0.16%
Coupon	6.00	S&P	AAA	CC	2/16/10	CreditSupp. Group:	COLLAT
Orig	180,140,000	Mdy	Aaa	Caa2/*-	1/14/10		
Current	101,089,531	Fitch	AAA	C	8/6/09		
CurrFactor	0.561172					Tranche Group:	COLLAT

Realized Cashflows-to-Date

Current Face	5,443,369	# of Payments	25
Principal	2,673,529	% Paiddown	32.94%
Coupon	854,928	% Writedown	0.00%
AllCashflow	3,528,458	$ Writedown	-

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	752,079,933	Orig # Assets	3009
Curr Collat	442,720,235	Curr # Assets	1887
Factor	0.5887		
MasterServicer	Residential Funding Company		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis (select expected loss scenarios as of trade date in blue)

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5		
All Collat Loss-to-Date(%orig)		0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%		
All Collateral Forward Projections	Default ($mm)	0.0	377.4	29.5	57.2	107.8	152.6	192.3	227.6	259.0	29.5	259.0
	Loss ($mm)	0.0	132.1	10.3	20.0	37.7	53.4	67.3	79.7	90.7	10.3	90.7
	Default (%curr)	0.00%	60.40%	4.72%	9.16%	17.26%	24.42%	30.78%	36.43%	41.46%	4.72%	41.46%
	Loss (%curr)	0.00%	21.14%	1.65%	3.21%	6.04%	8.55%	10.77%	12.75%	14.51%	1.65%	14.51%
	Severity		35.00%	34.96%	35.04%	34.99%	35.01%	34.99%	35.00%	35.00%	34.96%	35.00%
All Collateral Life Total	Loss ($mm)	0.5	132.5	10.8	20.5	38.2	53.9	67.8	80.1	91.1	10.8	0.3
	Loss (%orig)	**0.06%**	**17.62%**	**1.43%**	**2.72%**	**5.08%**	**7.16%**	**9.01%**	**10.65%**	**12.12%**	**1.43%**	**35.00%**
Tranche Life Totals	Life Yield	6.70	4.13	6.72	6.75	6.80	6.82	6.78	6.38	6.03	6.72	6.03
	WAL	4.21	4.99	4.01	3.83	3.49	3.37	3.52	4.57	5.02	4.01	5.02
	Coupon CF	2,018,949	2,401,165	1,923,431	1,835,318	1,667,114	1,612,012	1,681,776	2,193,381	2,414,447	1,923,431	2,414,447
	Principal CF	8,116,898	7,085,628	8,116,898	8,116,898	8,116,898	8,116,898	8,101,963	7,956,248	7,805,492	8,116,898	7,805,492
	PrinNotRec CF	-	1,031,270	0	0	0	0	14,935	160,650	311,406	0	311,406
	%Face Not Rec	0.0%	12.7%	0.0%	0.0%	0.0%	0.0%	0.2%	2.0%	3.8%	0.0%	3.8%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis — RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

Collateral Group Data *(source: Intex)* — *as of last known remit*

tranche group: COLLAT — credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	752.1	442.7	6.93	40.0	72.2	707	234,616	0.00%	318.0	318.9
COLLAT	752.1	442.7	6.93	40.0	72.2	707	234,616	0.00%	318.0	318.9
COLLAT	752.1	442.7	6.93	40.0	72.2	707	234,616	0.00%	318.0	318.9

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	12.90	15.85	18.33	17.83	14.48	1.56	4.00	11.34	11.85	6.64%	49.92
COLLAT	12.90	15.85	18.33	17.83	14.48	1.56	4.00	11.34	11.85	6.64%	49.92
COLLAT	12.90	15.85	18.33	17.83	14.48	1.56	4.00	11.34	11.85	6.64%	49.92

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	6.96	3.40	8.40	17.19	1.74	30.73	27.33	1.31	No	No	No
COLLAT	6.96	3.40	8.40	17.19	1.74	30.73	27.33	1.31	No	No	No
COLLAT	6.96	3.40	8.40	17.19	1.74	30.73	27.33	1.31	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) — *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
ZeroHpa@6cpr	17.78%	78.7	40.3%	178.6	44.1%
GeoAff@6cpr	19.27%	85.3	41.6%	184.1	46.3%
Neg10Hpa@6cp	20.09%	88.9	42.3%	187.3	47.5%
ZeroHpa@8cpr	16.66%	73.8	37.4%	165.5	44.6%
GeoAff@8cpr	18.01%	79.7	38.5%	170.5	46.8%
Neg10Hpa@8cp	18.75%	83.0	39.2%	173.4	47.9%
ZeroHpa@15cpr	13.63%	60.4	29.8%	131.9	45.7%
GeoAff@15cpr	14.59%	64.6	30.6%	135.5	47.7%
Neg10Hpa@15c	15.12%	66.9	31.1%	137.5	48.7%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.06%	0.46
PostPurchase	6.58%	49.46

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
ZeroHpa@6cpr	17.1%	128.6
GeoAff@6cpr	18.0%	135.2
Neg10Hpa@6cp	18.5%	138.9
ZeroHpa@8cpr	16.4%	123.7
GeoAff@8cpr	17.2%	129.6
Neg10Hpa@8cp	17.7%	132.9
ZeroHpa@15cpr	14.7%	110.3
GeoAff@15cpr	15.2%	114.5
Neg10Hpa@15c	15.5%	116.8

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	752.1	17.14%	128.9
Intex OBal	752.1		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	22.42%	18.51%

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis

RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	*ZeroHpa*	4.54	4.55	4.62
	GeoAff	4.37	4.38	4.48
	Neg10Hpa	4.27	4.29	4.40
% of Purch. Face Received	*ZeroHpa*	88.3%	89.0%	91.0%
	GeoAff	87.3%	88.1%	90.3%
	Neg10Hpa	86.7%	87.6%	90.0%
% of Orig Investment Received	*ZeroHpa*	90.5%	91.3%	93.3%
	GeoAff	89.5%	90.4%	92.6%
	Neg10Hpa	89.0%	89.9%	92.3%
purchase px	*$ 97.50*			

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*ZeroHpa*	17.48%	16.40%	13.48%
	GeoAff	18.96%	17.74%	14.45%
	Neg10Hpa	19.78%	18.48%	14.97%
$ of Current Face Not Received CF	*ZeroHpa*	951,763	892,905	733,896
	GeoAff	1,031,970	965,672	786,308
	Neg10Hpa	1,076,591	1,005,958	814,818
Est Book Px @ Life Yield	*ZeroHpa*	0.00	0.00	0.00
	GeoAff	0.00	0.00	0.00
	Neg10Hpa	0.00	0.00	0.00

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	*Trade Dt1*	*Trade Dt2*	*Trade Dt3*
Selected Scen.	GeoAff_15cpr	ppstress_7	*ZeroLoss*	*ppstress_7*	*ppstress_1*
Collateral Loss					
Life Total ($)	114,528,497	91,121,502	458,345	91,121,502	10,784,312
Life Total	15.23%	12.12%	0.06%	12.12%	1.43%
Tranche					
Life Yield	4.48	6.03	6.70	6.03	6.72
PrinReceived($)	7,330,590	7,805,492	8,116,898	7,805,492	8,116,898
(%)	90.3%	96.2%	100.0%	96.16%	100.0%
Total Cashflow	9,459,249	10,219,940	10,135,847	10,219,940	10,040,329

Fair Value Estimate	
GeoAff_15cpr	
Yield	Price
3.00	96.81
4.00	93.38
5.00	90.20
6.00	87.25
7.00	84.50
8.00	81.93
9.00	79.53
purchpx	97.50

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
0.00
2.00
4.00
6.00
8.00

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201002	>201002
Principal Received	7,805,492	2,826,968	4,978,524
Principal Not Received	(311,406)	-	(311,406)
Coupon	2,414,447	844,994	1,569,453
Total Cashflows	10,219,940	3,671,962	6,547,977
Current: GeoAff_15cpr	**Total**	**<=201002**	**>201002**
Principal Received	7,330,590	2,673,529	4,657,060
Principal Not Received	(786,308)	-	(786,308)
Coupon	2,128,659	854,928	1,273,730
Total Cashflows	9,459,249	3,528,458	5,930,791
Difference	**Total**	**<=201002**	**>201002**
Principal Received	(474,903)	(153,439)	(321,464)
Principal Not Received	(474,902)	-	(474,902)
Coupon	(285,788)	9,934	(295,723)
Total Cashflows	(760,691)	(143,504)	(617,187)

Current Cashflow Expectation

2,000
1,500
1,000
500
-
(500)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison — RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date: ppstress_7				Current Expectation GeoAff_15cpr				Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	7,805,492	(311,406)	2,414,447	10,219,940	7,330,590	(786,308)	2,128,659	9,459,249	(474,903)	(474,903)	(285,788)	(760,691)
<=201002	2,826,968	-	844,994	3,671,962	2,673,529	-	854,928	3,528,458	(153,439)	-	9,934	(143,504)
>201002	4,978,524	(311,406)	1,569,453	6,547,977	4,657,060	(786,308)	1,273,730	5,930,791	(321,464)	(474,902)	(295,723)	(617,187)
2008	1,243,866	-	415,333	1,659,199	1,124,459	-	416,827	1,541,287	(119,407)	-	1,495	(117,912)
2009	1,356,945	-	375,066	1,732,011	1,349,062	-	382,243	1,731,305	(7,883)	-	7,177	(706)
2010	1,356,945	-	293,649	1,650,594	1,177,106	(244,194)	299,269	1,476,375	(179,839)	(244,194)	5,620	(174,219)
2011	1,326,823	-	212,308	1,539,130	833,567	(195,052)	223,054	1,056,622	(493,255)	(195,052)	10,746	(482,509)
2012	486,241	(51,548)	150,881	637,121	605,728	(115,922)	170,608	776,336	119,487	(64,374)	19,728	139,215
2013	245,597	(48,166)	129,289	374,887	459,148	(73,846)	132,902	592,050	213,551	(25,681)	3,613	217,163
2014	205,314	(36,001)	113,192	318,506	356,359	(49,438)	104,641	461,000	151,044	(13,436)	(8,551)	142,494
2015	175,594	(27,901)	99,812	275,406	280,168	(33,902)	82,955	363,123	104,574	(6,002)	(16,857)	87,716
2016	154,911	(22,386)	88,408	243,320	223,320	(23,430)	66,087	289,406	68,408	(1,044)	(22,322)	46,087
2017	146,521	(18,789)	78,078	224,599	183,373	(16,178)	52,608	235,981	36,852	2,611	(25,470)	11,382
2018	131,027	(16,191)	68,669	199,696	146,283	(11,044)	41,848	188,131	15,256	5,147	(26,822)	(11,565)
2019	117,490	(14,055)	60,279	177,769	117,004	(7,377)	33,355	150,359	(486)	6,678	(26,924)	(27,410)
2020	105,537	(12,265)	52,770	158,307	93,957	(4,866)	26,627	120,584	(11,580)	7,399	(26,143)	(37,723)
2021	94,767	(10,668)	46,050	140,817	75,789	(3,226)	21,268	97,057	(18,978)	7,442	(24,782)	(43,761)
2022	85,145	(9,274)	40,033	125,178	61,390	(2,190)	16,970	78,360	(23,756)	7,084	(23,063)	(46,818)
2023	76,451	(8,026)	34,646	111,097	49,818	(1,534)	13,505	63,323	(26,634)	6,492	(21,141)	(47,775)
2024	68,621	(6,910)	29,828	98,449	40,500	(1,105)	10,703	51,203	(28,121)	5,805	(19,125)	(47,246)
2025	61,573	(5,913)	25,522	87,094	32,922	(810)	8,431	41,353	(28,651)	5,103	(17,091)	(45,742)
2026	55,215	(5,022)	21,675	76,890	26,710	(598)	6,590	33,300	(28,505)	4,424	(15,085)	(43,590)
2027	49,476	(4,227)	18,244	67,720	21,601	(441)	5,102	26,702	(27,875)	3,785	(13,143)	(41,018)
2028	44,312	(3,518)	15,187	59,499	17,399	(325)	3,902	21,301	(26,913)	3,193	(11,285)	(38,198)
2029	39,654	(2,888)	12,465	52,119	13,931	(240)	2,940	16,871	(25,723)	2,648	(9,525)	(35,248)
2030	35,444	(2,327)	10,046	45,491	11,087	(178)	2,172	13,259	(24,357)	2,150	(7,874)	(32,231)
2031	31,649	(1,830)	7,900	39,549	8,763	(134)	1,564	10,327	(22,886)	1,696	(6,336)	(29,222)
2032	28,222	(1,390)	6,000	34,222	6,864	(101)	1,085	7,949	(21,357)	1,289	(4,915)	(26,272)
2033	25,159	(1,001)	4,320	29,479	5,314	(75)	712	6,026	(19,846)	925	(3,608)	(23,453)
2034	22,363	(658)	2,838	25,201	4,051	(54)	426	4,477	(18,311)	604	(2,413)	(20,724)
2035	19,769	(356)	1,537	21,306	3,006	(34)	209	3,216	(16,762)	322	(1,328)	(18,090)
>2035	14,863	(95)	421	15,284	1,912	(13)	55	1,967	(12,951)	82	(366)	(13,317)

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

© Copyright 2009, Performance Trust Investment Advisors, LLC (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. This material is for your internal use only and may not be disclosed to third parties. The research and other information provided herein has been prepared for informational purposes only and is not an offer or solicitation to purchase or sell securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing involves risks, including the potential for principal loss. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. The investments discussed herein may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate each investment discussed in the context of their own objectives, risk profile and circumstances. The information contained herein has been obtained from sources considered to be reliable, and is subject to change without notice. Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any errors or omissions or for the results obtained from the use of such information. This material has been created upon request for a specific purpose and any use beyond the narrow purpose for which this material was created would likely change the presentation and response provided herein. The material presented herein is subject to change without notice.

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — RALI 2006-QS16 A10

Select Cusip: 74922LAK9 — RALI 2006-QS16 A10 — 201002

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	97.50	w/acc 97.52	
Settle Dt	1/2/08	Yield@6cpr	6.70		
Orig	9,700,000	WAL@6cpr	4.21		
Current	8,116,898	Mod Dur	3.42		
Factor	0.8368	@purch	Tsy	Swap	
Orig Invest	7,913,976	Yield	3.27	4.12	

Current Tranche Information *(source: Intex)*

			Ratings			Credit Support	
			Orig	Curr	Effect Dt	Orig	6.75%
Tranche	A10	S&P	AAA	CC	2/16/10	Current	0.16%
Type	SEN_FIX	Mdy	Aaa	Caa2/*-	1/14/10	CreditSupp. Group:	COLLAT
Coupon	6.00	Fitch	AAA	C	8/6/09	Tranche Group:	COLLAT
Orig	180,140,000						
Current	101,089,531						
CurrFactor	0.561172						

Realized Cashflows-to-Date

Current Face	5,443,369	# of Payments	25
Principal	2,673,529	% Paiddown	32.94%
Coupon	854,928	% Writedown	0.00%
AllCashflow	3,528,458	$ Writedown	-

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	752,079,933	Orig # Assets	3009
Curr Collat	442,720,235	Curr # Assets	1887
Factor	0.5887		
MasterServicer	Residential Funding Company		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5		
All Collat Loss-to-Date(%orig)		0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%		
All Collateral Forward Projections	Default ($mm)	0.0	377.4	29.5	57.2	107.8	152.6	192.3	227.6	259.0	29.5	259.0
	Loss ($mm)	0.0	132.1	10.3	20.0	37.7	53.4	67.3	79.7	90.7	10.3	90.7
	Default (%curr)	0.00%	60.40%	4.72%	9.16%	17.26%	24.42%	30.78%	36.43%	41.46%	4.72%	41.46%
	Loss (%curr)	0.00%	21.14%	1.65%	3.21%	6.04%	8.55%	10.77%	12.75%	14.51%	1.65%	14.51%
	Severity		35.00%	34.96%	35.04%	34.99%	35.01%	34.99%	35.00%	35.00%	34.96%	35.00%
All Collateral Life Total	Loss ($mm)	0.5	132.5	10.8	20.5	38.2	53.9	67.8	80.1	91.1	10.8	0.3
	Loss (%orig)	**0.06%**	**17.62%**	**1.43%**	**2.72%**	**5.08%**	**7.16%**	**9.01%**	**10.65%**	**12.12%**	**1.43%**	**35.00%**
Tranche Life Totals	Life Yield	6.70	4.13	6.72	6.75	6.80	6.82	6.78	6.38	6.03	6.72	6.03
	WAL	4.21	4.99	4.01	3.83	3.49	3.37	3.52	4.57	5.02	4.01	5.02
	Coupon CF	2,018,949	2,401,165	1,923,431	1,835,318	1,667,114	1,612,012	1,681,776	2,193,381	2,414,447	1,923,431	2,414,447
	Principal CF	8,116,898	7,085,628	8,116,898	8,116,898	8,116,898	8,116,898	8,101,963	7,956,248	7,805,492	8,116,898	7,805,492
	PrinNotRec CF	-	1,031,270	0	0	0	0	14,935	160,650	311,406	0	311,406
	%Face Not Rec	0.0%	12.7%	0.0%	0.0%	0.0%	0.0%	0.2%	2.0%	3.8%	0.0%	3.8%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis — RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	752.1	442.7	6.93	40.0	72.2	707	234,616	0.00%	318.0	318.9
COLLAT	752.1	442.7	6.93	40.0	72.2	707	234,616	0.00%	318.0	318.9
COLLAT	752.1	442.7	6.93	40.0	72.2	707	234,616	0.00%	318.0	318.9

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	12.90	15.85	18.33	17.83	14.48	1.56	4.00	11.34	11.85	6.64%	49.92
COLLAT	12.90	15.85	18.33	17.83	14.48	1.56	4.00	11.34	11.85	6.64%	49.92
COLLAT	12.90	15.85	18.33	17.83	14.48	1.56	4.00	11.34	11.85	6.64%	49.92

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	6.96	3.40	8.40	17.19	1.74	30.73	27.33	1.31	No	No	No
COLLAT	6.96	3.40	8.40	17.19	1.74	30.73	27.33	1.31	No	No	No
COLLAT	6.96	3.40	8.40	17.19	1.74	30.73	27.33	1.31	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
ZeroHpa@6cpr	17.78%	78.7	40.3%	178.6	44.1%
GeoAff@6cpr	19.27%	85.3	41.6%	184.1	46.3%
Neg10Hpa@6cp	20.09%	88.9	42.3%	187.3	47.5%
ZeroHpa@8cpr	16.66%	73.8	37.4%	165.5	44.6%
GeoAff@8cpr	18.01%	79.7	38.5%	170.5	46.8%
Neg10Hpa@8cp	18.75%	83.0	39.2%	173.4	47.9%
ZeroHpa@15cpr	13.63%	60.4	29.8%	131.9	45.7%
GeoAff@15cpr	14.59%	64.6	30.6%	135.5	47.7%
Neg10Hpa@15c	15.12%	66.9	31.1%	137.5	48.7%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.06%	0.46
PostPurchase	6.58%	49.46

note: PostPurchase actuals are through

Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
ZeroHpa@6cpr	17.1%	128.6
GeoAff@6cpr	18.0%	135.2
Neg10Hpa@6cp	18.5%	138.9
ZeroHpa@8cpr	16.4%	123.7
GeoAff@8cpr	17.2%	129.6
Neg10Hpa@8cp	17.7%	132.9
ZeroHpa@15cpr	14.7%	110.3
GeoAff@15cpr	15.2%	114.5
Neg10Hpa@15c	15.5%	116.8

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	752.1	17.14%	128.9
Intex OBal	752.1		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	22.42%	18.51%

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis

RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	*ZeroHpa*	4.54	4.55	4.62
	GeoAff	4.37	4.38	4.48
	Neg10Hpa	4.27	4.29	4.40
% of Purch. Face Received	*ZeroHpa*	88.3%	89.0%	91.0%
	GeoAff	87.3%	88.1%	90.3%
	Neg10Hpa	86.7%	87.6%	90.0%
% of Orig Investment Received	*ZeroHpa*	90.5%	91.3%	93.3%
	GeoAff	89.5%	90.4%	92.6%
	Neg10Hpa	89.0%	89.9%	92.3%
purchase px	*$ 97.50*			

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*ZeroHpa*	17.48%	16.40%	13.48%
	GeoAff	18.96%	17.74%	14.45%
	Neg10Hpa	19.78%	18.48%	14.97%
$ of Current Face Not Received CF	*ZeroHpa*	951,763	892,905	733,896
	GeoAff	1,031,970	965,672	786,308
	Neg10Hpa	1,076,591	1,005,958	814,818
Est Book Px @ Life Yield	*ZeroHpa*	0.00	0.00	0.00
	GeoAff	0.00	0.00	0.00
	Neg10Hpa	0.00	0.00	0.00

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	*Trade Dt1*	*Trade Dt2*	*Trade Dt3*
Selected Scen.	GeoAff_8cpr	ppstress_7	*ZeroLoss*	*ppstress_7*	*ppstress_1*
Collateral Loss					
Life Total ($)	129,629,286	91,121,502	458,345	91,121,502	10,784,312
Life Total	17.24%	12.12%	0.06%	12.12%	1.43%
Tranche					
Life Yield	4.38	6.03	6.70	6.03	6.72
PrinReceived($)	7,151,226	7,805,492	8,116,898	7,805,492	8,116,898
(%)	88.1%	96.2%	100.0%	96.16%	100.0%
Total Cashflow	9,863,087	10,219,940	10,135,847	10,219,940	10,040,329

Fair Value Estimate	
GeoAff_8cpr	
Yield	Price
3.00	98.16
4.00	93.31
5.00	88.93
6.00	84.96
7.00	81.35
8.00	78.06
9.00	75.04
purchpx	97.50

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
0.00
2.00
4.00
6.00
8.00

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
80.0%
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201002	>201002
Principal Received	7,805,492	2,826,968	4,978,524
Principal Not Received	(311,406)	-	(311,406)
Coupon	2,414,447	844,994	1,569,453
Total Cashflows	10,219,940	3,671,962	6,547,977
Current: GeoAff_8cpr	**Total**	**<=201002**	**>201002**
Principal Received	7,151,226	2,673,529	4,477,697
Principal Not Received	(965,672)	-	(965,672)
Coupon	2,711,861	854,928	1,856,933
Total Cashflows	9,863,087	3,528,458	6,334,629
Difference	**Total**	**<=201002**	**>201002**
Principal Received	(654,266)	(153,439)	(500,828)
Principal Not Received	(654,266)	-	(654,266)
Coupon	297,414	9,934	287,480
Total Cashflows	(356,852)	(143,504)	(213,348)

Current Cashflow Expectation

2,000
1,500
1,000
500
-
(500)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison — RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date: *ppstress_7*				Current Expectation *GeoAff_8cpr*				Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	**7,805,492**	**(311,406)**	**2,414,447**	**10,219,940**	**7,151,226**	**(965,672)**	**2,711,861**	**9,863,087**	(654,266)	(654,266)	297,414	(356,852)
<=201002	**2,826,968**	**-**	**844,994**	**3,671,962**	**2,673,529**	**-**	**854,928**	**3,528,458**	(153,439)	-	9,934	(143,504)
>201002	**4,978,524**	**(311,406)**	**1,569,453**	**6,547,977**	**4,477,697**	**(965,672)**	**1,856,933**	**6,334,629**	(500,828)	(654,266)	287,480	(213,348)
2008	1,243,866	-	415,333	1,659,199	1,124,459	-	416,827	1,541,287	(119,407)	-	1,495	(117,912)
2009	1,356,945	-	375,066	1,732,011	1,349,062	-	382,243	1,731,305	(7,883)	-	7,177	(706)
2010	1,356,945	-	293,649	1,650,594	910,059	(249,972)	304,899	1,214,959	(446,885)	(249,972)	11,250	(435,635)
2011	1,326,823	-	212,308	1,539,130	596,302	(214,116)	245,300	841,602	(730,521)	(214,116)	32,992	(697,529)
2012	486,241	(51,548)	150,881	637,121	456,304	(137,889)	203,234	659,538	(29,937)	(86,341)	52,353	22,417
2013	245,597	(48,166)	129,289	374,887	368,651	(95,160)	171,456	540,106	123,053	(46,994)	42,166	165,220
2014	205,314	(36,001)	113,192	318,506	307,155	(68,997)	146,184	453,339	101,841	(32,996)	32,992	134,833
2015	175,594	(27,901)	99,812	275,406	260,152	(51,236)	125,483	385,635	84,558	(23,335)	25,671	110,229
2016	154,911	(22,386)	88,408	243,320	224,704	(38,339)	108,239	332,943	69,793	(15,953)	19,830	89,623
2017	146,521	(18,789)	78,078	224,599	203,627	(28,660)	93,285	296,912	57,105	(9,872)	15,207	72,312
2018	131,027	(16,191)	68,669	199,696	176,189	(21,179)	80,337	256,526	45,162	(4,988)	11,668	56,830
2019	117,490	(14,055)	60,279	177,769	152,906	(15,314)	69,324	222,230	35,416	(1,259)	9,046	44,462
2020	105,537	(12,265)	52,770	158,307	133,414	(10,936)	59,912	193,326	27,877	1,330	7,142	35,019
2021	94,767	(10,668)	46,050	140,817	117,196	(7,849)	51,803	168,998	22,428	2,820	5,753	28,181
2022	85,145	(9,274)	40,033	125,178	103,672	(5,770)	44,745	148,417	18,526	3,504	4,712	23,239
2023	76,451	(8,026)	34,646	111,097	92,081	(4,376)	38,546	130,627	15,630	3,650	3,901	19,530
2024	68,621	(6,910)	29,828	98,449	82,171	(3,412)	33,067	115,238	13,549	3,499	3,239	16,788
2025	61,573	(5,913)	25,522	87,094	73,496	(2,707)	28,196	101,692	11,923	3,205	2,675	14,598
2026	55,215	(5,022)	21,675	76,890	65,746	(2,163)	23,857	89,603	10,532	2,858	2,181	12,713
2027	49,476	(4,227)	18,244	67,720	58,738	(1,729)	19,991	78,729	9,263	2,498	1,747	11,009
2028	44,312	(3,518)	15,187	59,499	52,380	(1,379)	16,551	68,931	8,068	2,139	1,364	9,432
2029	39,654	(2,888)	12,465	52,119	46,520	(1,100)	13,497	60,017	6,867	1,788	1,032	7,898
2030	35,444	(2,327)	10,046	45,491	41,178	(884)	10,795	51,974	5,734	1,443	749	6,483
2031	31,649	(1,830)	7,900	39,549	36,324	(721)	8,412	44,735	4,675	1,110	511	5,186
2032	28,222	(1,390)	6,000	34,222	31,879	(589)	6,317	38,196	3,658	801	317	3,975
2033	25,159	(1,001)	4,320	29,479	27,783	(475)	4,486	32,269	2,624	526	166	2,790
2034	22,363	(658)	2,838	25,201	23,994	(367)	2,899	26,894	1,632	291	61	1,693
2035	19,769	(356)	1,537	21,306	20,313	(253)	1,541	21,854	544	103	4	548
>2035	14,863	(95)	421	15,284	14,771	(101)	434	15,205	(91)	(6)	13	(78)

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

© Copyright 2009, Performance Trust Investment Advisors, LLC (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. This material is for your internal use only and may not be disclosed to third parties. The research and other information provided herein has been prepared for informational purposes only and is not an offer or solicitation to purchase or sell securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing involves risks, including the potential for principal loss. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. The investments discussed herein may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate each investment discussed in the context of their own objectives, risk profile and circumstances. The information contained herein has been obtained from sources considered to be reliable, and is subject to change without notice. Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any errors or omissions or for the results obtained from the use of such information. This material has been created upon request for a specific purpose and any use beyond the narrow purpose for which this material was created would likely change the presentation and response provided herein. The material presented herein is subject to change without notice.

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — RALI 2006-QS8 A1

Select Cusip: 75115AAA9 — RALI 2006-QS8 A1 — 201002

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	97.00	w/acc 97.02
Settle Dt	1/2/08	Yield@6cpr	6.87	
Orig	2,500,000	WAL@6cpr	4.04	
Current	2,319,095	Mod Dur	3.32	
Factor	0.9276	@purch	Tsy	Swap
Orig Invest	2,249,522	Yield	3.24	4.10

Current Tranche Information *(source: Intex)*

Tranche	A1	Ratings				Credit Support	
Type	SEN_FIX		Orig	Curr	Effect Dt	Orig	6.75%
Coupon	6.00	S&P	AAA	CC	2/16/10	Current	0.78%
Orig	315,600,000	Mdy	Aaa	Caa2/*-	1/14/10	CreditSupp. Group:	COLLAT
Current	211,200,000	Fitch	AAA	C	8/6/09		
CurrFactor	0.669202					Tranche Group:	COLLAT

Realized Cashflows-to-Date

Current Face	1,673,004	# of Payments	25
Principal	646,091	% Paiddown	27.86%
Coupon	251,099	% Writedown	0.00%
AllCashflow	897,189	$ Writedown	-

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	966,346,145	Orig # Assets	4266
Curr Collat	521,554,064	Curr # Assets	2416
Factor	0.5397		
MasterServicer	Residential Funding Corporation		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss	MaxLoss
											ppstress_1	ppstress_7
All Collat Loss-to-Date ($mm)		2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0		
All Collat Loss-to-Date(%orig)		0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%		
All Collateral Forward Projections	Default ($mm)	0.0	NA	34.9	67.7	127.7	180.9	228.1	270.1	307.5	34.9	307.5
	Loss ($mm)	0.0	NA	12.2	23.7	44.7	63.3	79.8	94.5	107.6	12.2	107.6
	Default (%curr)	0.00%	NA	4.74%	9.20%	17.34%	24.56%	30.97%	36.67%	41.76%	4.74%	41.76%
	Loss (%curr)	0.00%	NA	1.66%	3.22%	6.07%	8.60%	10.84%	12.84%	14.61%	1.66%	14.61%
	Severity		NA	35.02%	35.00%	35.01%	35.02%	35.00%	35.01%	34.99%	35.02%	34.99%
All Collateral Life Total	Loss ($mm)	2.0	NA	14.2	25.7	46.7	65.3	81.9	96.6	109.7	14.2	0.3
	Loss (%orig)	**0.21%**	**NA**	**1.47%**	**2.66%**	**4.83%**	**6.76%**	**8.47%**	**9.99%**	**11.35%**	**1.47%**	**34.99%**
Tranche Life Totals	Life Yield	6.87	NA	6.87	6.87	6.88	6.88	6.79	6.37	5.97	6.87	5.97
	WAL	4.04	NA	4.01	4.00	3.95	3.96	4.35	5.62	6.20	4.01	6.20
	Coupon CF	553,380	NA	549,731	547,603	541,417	542,210	596,226	773,273	853,807	549,731	853,807
	Principal CF	2,319,095	NA	2,319,095	2,319,095	2,319,095	2,319,095	2,310,140	2,257,290	2,199,205	2,319,095	2,199,205
	PrinNotRec CF	-	NA	0	0	0	0	8,955	61,804	119,889	0	119,889
	%Face Not Rec	0.0%	NA	0.0%	0.0%	0.0%	0.0%	0.4%	2.7%	5.2%	0.0%	5.2%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis — RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT | credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	966.3	521.6	6.87	44.0	73.4	708	215,875	0.00%	312.0	312.7
COLLAT	966.3	521.6	6.87	44.0	73.4	708	215,875	0.00%	312.0	312.7
COLLAT	966.3	521.6	6.87	44.0	73.4	708	215,875	0.00%	312.0	312.7

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	12.70	15.70	16.50	16.33	15.27	2.29	4.69	10.41	11.01	6.30%	60.86
COLLAT	12.70	15.70	16.50	16.33	15.27	2.29	4.69	10.41	11.01	6.30%	60.86
COLLAT	12.70	15.70	16.50	16.33	15.27	2.29	4.69	10.41	11.01	6.30%	60.86

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	4.31	3.71	7.01	17.67	1.04	29.43	25.72	1.43	No	No	No
COLLAT	4.31	3.71	7.01	17.67	1.04	29.43	25.72	1.43	No	No	No
COLLAT	4.31	3.71	7.01	17.67	1.04	29.43	25.72	1.43	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
ZeroHpa@6cpr	17.57%	91.6	38.9%	202.8	45.2%
GeoAff@6cpr	19.02%	99.2	40.0%	208.8	47.5%
Neg10Hpa@6cp	19.97%	104.1	40.8%	213.0	48.9%
ZeroHpa@8cpr	16.45%	85.8	36.0%	187.7	45.7%
GeoAff@8cpr	17.76%	92.6	37.0%	193.2	48.0%
Neg10Hpa@8cp	18.62%	97.1	37.8%	197.0	49.3%
ZeroHpa@15cpr	13.44%	70.1	28.6%	149.2	47.0%
GeoAff@15cpr	14.38%	75.0	29.3%	153.0	49.0%
Neg10Hpa@15c	14.99%	78.2	29.9%	155.7	50.2%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.21%	2.02
PostPurchase	6.09%	58.84

note: PostPurchase actuals are through

Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
ZeroHpa@6cpr	15.8%	152.5
GeoAff@6cpr	16.6%	160.0
Neg10Hpa@6cp	17.1%	165.0
ZeroHpa@8cpr	15.2%	146.7
GeoAff@8cpr	15.9%	153.5
Neg10Hpa@8cp	16.3%	158.0
ZeroHpa@15cpr	13.6%	131.0
GeoAff@15cpr	14.1%	135.9
Neg10Hpa@15c	14.4%	139.0

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	966.3	24.50%	236.8
Intex OBal	966.3		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	22.93%	17.59%

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis — RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	*ZeroHpa*	4.70	4.72	4.81
	GeoAff	4.53	4.55	4.67
	Neg10Hpa	4.42	4.44	4.57
% of Purch. Face Received	*ZeroHpa*	87.9%	88.7%	90.7%
	GeoAff	86.8%	87.7%	90.0%
	Neg10Hpa	86.2%	87.1%	89.6%
% of Orig Investment Received	*ZeroHpa*	90.6%	91.4%	93.5%
	GeoAff	89.5%	90.4%	92.8%
	Neg10Hpa	88.8%	89.8%	92.3%
purchase px	*$ 97.00*			

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*ZeroHpa*	16.79%	15.73%	12.87%
	GeoAff	18.23%	17.04%	13.83%
	Neg10Hpa	19.18%	17.90%	14.45%
$ of Current Face Not Received CF	*ZeroHpa*	280,851	263,096	215,374
	GeoAff	304,994	285,067	231,388
	Neg10Hpa	320,926	299,494	241,704
Est Book Px @ Life Yield	*ZeroHpa*	0.00	0.00	0.00
	GeoAff	0.00	0.00	0.00
	Neg10Hpa	0.00	0.00	0.00

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	Trade Dt1	Trade Dt2	Trade Dt3
Selected Scen.	GeoAff_15cpr	ppstress_7	ZeroLoss	ppstress_7	ppstress_1
Collateral Loss					
Life Total ($)	135,875,119	109,658,485	2,022,585	109,658,485	14,239,088
Life Total	14.06%	11.35%	0.21%	11.35%	1.47%
Tranche					
Life Yield	4.67	5.97	6.87	5.97	6.87
PrinReceived($)	2,087,707	2,199,205	2,319,095	2,199,205	2,319,095
(%)	90.0%	94.8%	100.0%	94.83%	100.0%
Total Cashflow	2,742,449	3,053,012	2,872,474	3,053,012	2,868,826

Fair Value Estimate

GeoAff_15cpr

Yield	Price
3.00	97.75
4.00	94.21
5.00	90.92
6.00	87.88
7.00	85.04
8.00	82.39
9.00	79.92
purchpx	97.00

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
0.00
2.00
4.00
6.00
8.00

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201002	>201002
Principal Received	2,199,205	646,091	1,553,114
Principal Not Received	(119,889)	-	(119,889)
Coupon	853,807	251,121	602,685
Total Cashflows	3,053,012	897,212	2,155,800
Current: GeoAff_15cpr	**Total**	**<=201002**	**>201002**
Principal Received	2,087,707	646,091	1,441,616
Principal Not Received	(231,388)	-	(231,388)
Coupon	654,743	251,099	403,644
Total Cashflows	2,742,449	897,189	1,845,260
Difference	**Total**	**<=201002**	**>201002**
Principal Received	(111,498)	-	(111,498)
Principal Not Received	(111,498)	-	(111,498)
Coupon	(199,064)	(23)	(199,041)
Total Cashflows	(310,562)	(23)	(310,539)

Current Cashflow Expectation

500
400
300
200
100
-
(100)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison

RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:	*ppstress_7*			Current Expectation	*GeoAff_15cpr*			Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	2,199,205	(119,889)	853,807	3,053,012	2,087,707	(231,388)	654,743	2,742,449	(111,498)	(111,498)	(199,064)	(310,562)
<=201002	646,091	-	251,121	897,212	646,091	-	251,099	897,189	-	-	(23)	(23)
>201002	1,553,114	(119,889)	602,685	2,155,800	1,441,616	(231,388)	403,644	1,845,260	(111,498)	(111,498)	(199,041)	(310,539)
2008	284,280	-	120,443	404,723	284,280	-	120,438	404,718	-	-	(6)	(6)
2009	310,124	-	113,560	423,684	310,124	-	113,546	423,669	-	-	(15)	(15)
2010	310,124	-	94,953	405,077	334,163	(65,290)	93,057	427,221	24,040	(65,290)	(1,896)	22,144
2011	310,124	-	76,346	386,469	256,681	(59,331)	70,234	326,915	(53,442)	(59,331)	(6,112)	(59,554)
2012	163,419	(18,046)	60,244	223,663	188,691	(35,271)	54,046	242,736	25,271	(17,224)	(6,198)	19,073
2013	96,839	(18,309)	52,098	148,937	144,247	(22,578)	42,300	186,547	47,408	(4,270)	(9,798)	37,610
2014	81,625	(13,856)	45,762	127,387	112,638	(15,211)	33,428	146,065	31,013	(1,355)	(12,334)	18,679
2015	70,292	(10,884)	40,448	110,740	88,926	(10,478)	26,580	115,506	18,634	406	(13,867)	4,766
2016	64,409	(8,852)	35,848	100,257	72,228	(7,265)	21,213	93,441	7,819	1,587	(14,635)	(6,816)
2017	59,753	(7,542)	31,585	91,338	58,791	(5,048)	16,871	75,661	(962)	2,494	(14,715)	(15,677)
2018	53,478	(6,509)	27,754	81,232	46,953	(3,439)	13,427	60,380	(6,525)	3,069	(14,327)	(20,852)
2019	48,007	(5,671)	24,333	72,340	37,612	(2,294)	10,705	48,316	(10,395)	3,377	(13,628)	(24,023)
2020	43,103	(4,933)	21,270	64,373	30,242	(1,514)	8,545	38,787	(12,860)	3,419	(12,725)	(25,586)
2021	39,215	(4,289)	18,513	57,728	24,667	(1,007)	6,813	31,480	(14,548)	3,282	(11,700)	(26,248)
2022	34,726	(3,718)	16,047	50,773	19,740	(689)	5,424	25,164	(14,987)	3,029	(10,622)	(25,609)
2023	31,172	(3,210)	13,854	45,026	16,036	(487)	4,310	20,347	(15,136)	2,723	(9,543)	(24,679)
2024	27,970	(2,755)	11,893	39,863	13,042	(354)	3,408	16,450	(14,928)	2,401	(8,485)	(23,413)
2025	25,079	(2,350)	10,142	35,221	10,591	(262)	2,677	13,268	(14,488)	2,088	(7,465)	(21,953)
2026	22,448	(1,988)	8,580	31,028	8,572	(195)	2,085	10,657	(13,876)	1,793	(6,495)	(20,371)
2027	20,081	(1,666)	7,190	27,271	6,911	(145)	1,608	8,519	(13,170)	1,520	(5,582)	(18,752)
2028	17,981	(1,379)	5,952	23,932	5,553	(109)	1,224	6,777	(12,428)	1,270	(4,727)	(17,155)
2029	16,076	(1,124)	4,851	20,926	4,434	(82)	917	5,352	(11,641)	1,042	(3,933)	(15,574)
2030	14,359	(897)	3,873	18,232	3,520	(62)	673	4,193	(10,839)	836	(3,200)	(14,039)
2031	12,819	(697)	3,006	15,826	2,770	(47)	480	3,250	(10,049)	650	(2,527)	(12,576)
2032	11,434	(519)	2,239	13,673	2,159	(35)	329	2,488	(9,274)	483	(1,911)	(11,185)
2033	10,184	(362)	1,562	11,746	1,662	(26)	211	1,874	(8,522)	336	(1,350)	(9,872)
2034	9,040	(223)	965	10,005	1,253	(18)	122	1,375	(7,788)	206	(843)	(8,630)
2035	7,870	(103)	443	8,314	909	(9)	56	965	(6,962)	93	(388)	(7,349)
>2035	3,176	(12)	54	3,230	314	(143)	16	330	(2,862)	(131)	(38)	(2,899)

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

© Copyright 2009, Performance Trust Investment Advisors, LLC (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. This material is for your internal use only and may not be disclosed to third parties. The research and other information provided herein has been prepared for informational purposes only and is not an offer or solicitation to purchase or sell securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing involves risks, including the potential for principal loss. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. The investments discussed herein may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate each investment discussed in the context of their own objectives, risk profile and circumstances. The information contained herein has been obtained from sources considered to be reliable, and is subject to change without notice. Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any errors or omissions or for the results obtained from the use of such information. This material has been created upon request for a specific purpose and any use beyond the narrow purpose for which this material was created would likely change the presentation and response provided herein. The material presented herein is subject to change without notice.

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — RALI 2006-QS8 A1

Select Cusip: 75115AAA9 RALI 2006-QS8 A1 — 201002

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	97.00	w/acc 97.02
Settle Dt	1/2/08	Yield@6cpr	6.87	
Orig	2,500,000	WAL@6cpr	4.04	
Current	2,319,095	Mod Dur	3.32	
Factor	0.9276	@purch	Tsy	Swap
Orig Invest	2,249,522	Yield	3.24	4.10

Current Tranche Information *(source: Intex)*

Tranche	A1
Type	SEN_FIX
Coupon	6.00
Orig	315,600,000
Current	211,200,000
CurrFactor	0.669202

Ratings

	Orig	Curr	Effect Dt
S&P	AAA	CC	2/16/10
Mdy	Aaa	Caa2/*-	1/14/10
Fitch	AAA	C	8/6/09

Credit Support

Orig	6.75%
Current	0.78%
CreditSupp. Group:	COLLAT
Tranche Group:	COLLAT

Realized Cashflows-to-Date

Current Face	1,673,004	# of Payments	25
Principal	646,091	% Paiddown	27.86%
Coupon	251,099	% Writedown	0.00%
AllCashflow	897,189	$ Writedown	-

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	966,346,145	Orig # Assets	4266
Curr Collat	521,554,064	Curr # Assets	2416
Factor	0.5397		
MasterServicer	Residential Funding Corporation		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0		
All Collat Loss-to-Date(%orig)		0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%		
All Collateral Forward Projections	Default ($mm)	0.0	NA	34.9	67.7	127.7	180.9	228.1	270.1	307.5	34.9	307.5
	Loss ($mm)	0.0	NA	12.2	23.7	44.7	63.3	79.8	94.5	107.6	12.2	107.6
	Default (%curr)	0.00%	NA	4.74%	9.20%	17.34%	24.56%	30.97%	36.67%	41.76%	4.74%	41.76%
	Loss (%curr)	0.00%	NA	1.66%	3.22%	6.07%	8.60%	10.84%	12.84%	14.61%	1.66%	14.61%
	Severity		NA	35.02%	35.00%	35.01%	35.02%	35.00%	35.01%	34.99%	35.02%	34.99%
All Collateral Life Total	Loss ($mm)	2.0	NA	14.2	25.7	46.7	65.3	81.9	96.6	109.7	14.2	0.3
	Loss (%orig)	**0.21%**	**NA**	**1.47%**	**2.66%**	**4.83%**	**6.76%**	**8.47%**	**9.99%**	**11.35%**	**1.47%**	**34.99%**
Tranche Life Totals	Life Yield	6.87	NA	6.87	6.87	6.88	6.88	6.79	6.37	5.97	6.87	5.97
	WAL	4.04	NA	4.01	4.00	3.95	3.96	4.35	5.62	6.20	4.01	6.20
	Coupon CF	553,380	NA	549,731	547,603	541,417	542,210	596,226	773,273	853,807	549,731	853,807
	Principal CF	2,319,095	NA	2,319,095	2,319,095	2,319,095	2,319,095	2,310,140	2,257,290	2,199,205	2,319,095	2,199,205
	PrinNotRec CF	-	NA	0	0	0	0	8,955	61,804	119,889	0	119,889
	%Face Not Rec	0.0%	NA	0.0%	0.0%	0.0%	0.0%	0.4%	2.7%	5.2%	0.0%	5.2%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis

RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group:	COLLAT	credit support group:	COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	966.3	521.6	6.87	44.0	73.4	708	215,875	0.00%	312.0	312.7
COLLAT	966.3	521.6	6.87	44.0	73.4	708	215,875	0.00%	312.0	312.7
COLLAT	966.3	521.6	6.87	44.0	73.4	708	215,875	0.00%	312.0	312.7

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	12.70	15.70	16.50	16.33	15.27	2.29	4.69	10.41	11.01	6.30%	60.86
COLLAT	12.70	15.70	16.50	16.33	15.27	2.29	4.69	10.41	11.01	6.30%	60.86
COLLAT	12.70	15.70	16.50	16.33	15.27	2.29	4.69	10.41	11.01	6.30%	60.86

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	4.31	3.71	7.01	17.67	1.04	29.43	25.72	1.43	No	No	No
COLLAT	4.31	3.71	7.01	17.67	1.04	29.43	25.72	1.43	No	No	No
COLLAT	4.31	3.71	7.01	17.67	1.04	29.43	25.72	1.43	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
ZeroHpa@6cpr	17.57%	91.6	38.9%	202.8	45.2%
GeoAff@6cpr	19.02%	99.2	40.0%	208.8	47.5%
Neg10Hpa@6cp	19.97%	104.1	40.8%	213.0	48.9%
ZeroHpa@8cpr	16.45%	85.8	36.0%	187.7	45.7%
GeoAff@8cpr	17.76%	92.6	37.0%	193.2	48.0%
Neg10Hpa@8cp	18.62%	97.1	37.8%	197.0	49.3%
ZeroHpa@15cpr	13.44%	70.1	28.6%	149.2	47.0%
GeoAff@15cpr	14.38%	75.0	29.3%	153.0	49.0%
Neg10Hpa@15c	14.99%	78.2	29.9%	155.7	50.2%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.21%	2.02
PostPurchase	6.09%	58.84

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
ZeroHpa@6cpr	15.8%	152.5
GeoAff@6cpr	16.6%	160.0
Neg10Hpa@6cp	17.1%	165.0
ZeroHpa@8cpr	15.2%	146.7
GeoAff@8cpr	15.9%	153.5
Neg10Hpa@8cp	16.3%	158.0
ZeroHpa@15cpr	13.6%	131.0
GeoAff@15cpr	14.1%	135.9
Neg10Hpa@15c	14.4%	139.0

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	966.3	24.50%	236.8
Intex OBal	966.3		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	22.93%	17.59%

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis

RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	*ZeroHpa*	4.70	4.72	4.81
	GeoAff	4.53	4.55	4.67
	Neg10Hpa	4.42	4.44	4.57
% of Purch. Face Received	*ZeroHpa*	87.9%	88.7%	90.7%
	GeoAff	86.8%	87.7%	90.0%
	Neg10Hpa	86.2%	87.1%	89.6%
% of Orig Investment Received	*ZeroHpa*	90.6%	91.4%	93.5%
	GeoAff	89.5%	90.4%	92.8%
	Neg10Hpa	88.8%	89.8%	92.3%
purchase px	*$ 97.00*			

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*ZeroHpa*	16.79%	15.73%	12.87%
	GeoAff	18.23%	17.04%	13.83%
	Neg10Hpa	19.18%	17.90%	14.45%
$ of Current Face Not Received CF	*ZeroHpa*	280,851	263,096	215,374
	GeoAff	304,994	285,067	231,388
	Neg10Hpa	320,926	299,494	241,704
Est Book Px @ Life Yield	*ZeroHpa*	0.00	0.00	0.00
	GeoAff	0.00	0.00	0.00
	Neg10Hpa	0.00	0.00	0.00

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	*Trade Dt1*	*Trade Dt2*	*Trade Dt3*
Selected Scen.	GeoAff_8cpr	ppstress_7	*ZeroLoss*	*ppstress_7*	*ppstress_1*
Collateral Loss					
Life Total ($)	153,501,470	109,658,485	2,022,585	109,658,485	14,239,088
Life Total	15.88%	11.35%	0.21%	11.35%	1.47%
Tranche					
Life Yield	4.55	5.97	6.87	5.97	6.87
PrinReceived($)	2,034,027	2,199,205	2,319,095	2,199,205	2,319,095
(%)	87.7%	94.8%	100.0%	94.83%	100.0%
Total Cashflow	2,869,997	3,053,012	2,872,474	3,053,012	2,868,826

Fair Value Estimate

GeoAff_8cpr

Yield	Price
3.00	99.23
4.00	94.25
5.00	89.75
6.00	85.67
7.00	81.97
8.00	78.58
9.00	75.48
purchpx	97.00

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
0.00
2.00
4.00
6.00
8.00

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
80.0%
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201002	>201002
Principal Received	2,199,205	646,091	1,553,114
Principal Not Received	(119,889)	-	(119,889)
Coupon	853,807	251,121	602,685
Total Cashflows	3,053,012	897,212	2,155,800
Current: GeoAff_8cpr	**Total**	**<=201002**	**>201002**
Principal Received	2,034,027	646,091	1,387,937
Principal Not Received	(285,067)	-	(285,067)
Coupon	835,970	251,099	584,871
Total Cashflows	2,869,997	897,189	1,972,808
Difference	**Total**	**<=201002**	**>201002**
Principal Received	(165,178)	-	(165,178)
Principal Not Received	(165,178)	-	(165,178)
Coupon	(17,837)	(23)	(17,814)
Total Cashflows	(183,015)	(23)	(182,992)

Current Cashflow Expectation

500
400
300
200
100
-
(100)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison

RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:	ppstress_7			Current Expectation	GeoAff_8cpr			Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	**2,199,205**	**(119,889)**	**853,807**	**3,053,012**	**2,034,027**	**(285,067)**	**835,970**	**2,869,997**	(165,178)	(165,178)	(17,837)	(183,015)
<=201002	**646,091**	**-**	**251,121**	**897,212**	**646,091**	**-**	**251,099**	**897,189**	-	-	(23)	(23)
>201002	**1,553,114**	**(119,889)**	**602,685**	**2,155,800**	**1,387,937**	**(285,067)**	**584,871**	**1,972,808**	(165,178)	(165,178)	(17,814)	(182,992)
2008	284,280	-	120,443	404,723	284,280	-	120,438	404,718	-	-	(6)	(6)
2009	310,124	-	113,560	423,684	310,124	-	113,546	423,669	-	-	(15)	(15)
2010	310,124	-	94,953	405,077	260,205	(66,700)	94,411	354,615	(49,919)	(66,700)	(542)	(50,461)
2011	310,124	-	76,346	386,469	180,201	(64,692)	76,721	256,923	(129,922)	(64,692)	376	(129,547)
2012	163,419	(18,046)	60,244	223,663	139,807	(41,670)	63,946	203,753	(23,612)	(23,624)	3,702	(19,910)
2013	96,839	(18,309)	52,098	148,937	114,126	(28,898)	54,200	168,326	17,287	(10,590)	2,102	19,389
2014	81,625	(13,856)	45,762	127,387	95,796	(21,085)	46,379	142,175	14,171	(7,229)	617	14,788
2015	70,292	(10,884)	40,448	110,740	81,528	(15,727)	39,931	121,458	11,236	(4,844)	(517)	10,719
2016	64,409	(8,852)	35,848	100,257	72,571	(11,807)	34,501	107,072	8,162	(2,955)	(1,347)	6,815
2017	59,753	(7,542)	31,585	91,338	64,844	(8,881)	29,706	94,550	5,091	(1,340)	(1,880)	3,211
2018	53,478	(6,509)	27,754	81,232	56,196	(6,550)	25,594	81,790	2,718	(41)	(2,160)	558
2019	48,007	(5,671)	24,333	72,340	48,884	(4,728)	22,089	70,973	877	943	(2,244)	(1,366)
2020	43,103	(4,933)	21,270	64,373	42,749	(3,379)	19,086	61,834	(354)	1,554	(2,184)	(2,538)
2021	39,215	(4,289)	18,513	57,728	38,254	(2,434)	16,472	54,726	(961)	1,855	(2,042)	(3,002)
2022	34,726	(3,718)	16,047	50,773	33,249	(1,801)	14,193	47,442	(1,477)	1,916	(1,854)	(3,331)
2023	31,172	(3,210)	13,854	45,026	29,601	(1,379)	12,205	41,807	(1,571)	1,831	(1,648)	(3,219)
2024	27,970	(2,755)	11,893	39,863	26,436	(1,085)	10,444	36,880	(1,534)	1,670	(1,449)	(2,983)
2025	25,079	(2,350)	10,142	35,221	23,646	(869)	8,877	32,524	(1,433)	1,481	(1,265)	(2,698)
2026	22,448	(1,988)	8,580	31,028	21,110	(700)	7,482	28,592	(1,338)	1,287	(1,098)	(2,436)
2027	20,081	(1,666)	7,190	27,271	18,810	(566)	6,242	25,052	(1,271)	1,100	(947)	(2,219)
2028	17,981	(1,379)	5,952	23,932	16,748	(458)	5,140	21,888	(1,233)	921	(812)	(2,044)
2029	16,076	(1,124)	4,851	20,926	14,863	(372)	4,163	19,026	(1,213)	751	(687)	(1,901)
2030	14,359	(897)	3,873	18,232	13,152	(305)	3,299	16,451	(1,207)	593	(574)	(1,782)
2031	12,819	(697)	3,006	15,826	11,572	(251)	2,537	14,109	(1,247)	446	(469)	(1,716)
2032	11,434	(519)	2,239	13,673	10,138	(205)	1,869	12,007	(1,296)	314	(370)	(1,666)
2033	10,184	(362)	1,562	11,746	8,819	(162)	1,286	10,105	(1,365)	200	(275)	(1,640)
2034	9,040	(223)	965	10,005	7,560	(119)	783	8,344	(1,480)	104	(181)	(1,661)
2035	7,870	(103)	443	8,314	6,296	(69)	359	6,655	(1,574)	33	(85)	(1,659)
>2035	3,176	(12)	54	3,230	2,462	(175)	72	2,534	(713)	(162)	18	(695)

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

© Copyright 2009, Performance Trust Investment Advisors, LLC (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. This material is for your internal use only and may not be disclosed to third parties. The research and other information provided herein has been prepared for informational purposes only and is not an offer or solicitation to purchase or sell securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing involves risks, including the potential for principal loss. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. The investments discussed herein may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate each investment discussed in the context of their own objectives, risk profile and circumstances. The information contained herein has been obtained from sources considered to be reliable, and is subject to change without notice. Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any errors or omissions or for the results obtained from the use of such information. This material has been created upon request for a specific purpose and any use beyond the narrow purpose for which this material was created would likely change the presentation and response provided herein. The material presented herein is subject to change without notice.

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Appendix 2 - June 30, 2010

Memorandum

To:	*Audit File – June 30, 2010*
Cc:	
From:	*Accounting/Finance*
Date:	*07/19/2010*
Subject:	*Analysis of CMO's for Other-than-temporary Impairment at6/30/10*

At June 30, 2010, the Company had investments in three collateralized mortgage obligations (CMO's) purchased in January of 2008. The three CMO's are carried as available-for-sale securities (AFS) pursuant to SFAS No. 115. The total book value at June 30, 2010 after OTTI adjustment was approximately $12.9 million and the carrying value was $9.7 million representing an unrealized loss of approximately $3.2 million. The summary of the three CMO's (including OTTI adjustments) at June 30, 2010 is as follows:

RALI 2006-QS16 A10	Par	Book	Discount	% Disc
Original	8,116,898	7,913,976	(202,922)	-2.50%
Current	5,155,063	4,087,654	(1,068,339)	-20.72%

RALI 2006-QS8 A1	Par	Book	Discount	% Disc
Original	2,319,095	2,249,522	(69,573)	-3.00%
Current	1,573,885	1,241,537	(332,348)	-21.12%

CWALT 2006-QS8 A1	Par	Book	Discount	% Disc
Original	10,068,506	9,640,595	(427,911)	-4.25%
Current	8,092,364	7,572,539	(519,825)	-6.42%

The following table provides the reconciliation between the amortized cost and the net carrying amount of the three CMO's:

	RALI A10	RALI A1	CWALT	Total
Amortized cost - BAS	5,037,988	1,530,778	7,777,622	14,346,388
Less: OTTI 3/31/09 (G/L)	(131,337)	(31,956)	0	(163,293)
Less: OTTI 6/30/09 (G/L)	(202,079)	(37,772)	0	(239,851)
Less: OTTI 9/30/09 (G/L)	(127,102)	(101,939)	(87,714)	(316,755)
Less: OTTI 12/31/09 (G/L)	(94,455)	(28,308)	0	(122,763)
Less: OTTI 3/31/10 (G/L)	(192,179)	(24,148)	(28,137)	(244,464)
Less: OTTI 6/30/10 (G/L)	(280,473)	(87,468)	(89,233)	(457,174)
Total OTTI	(1,027,625)	(311,591)	(205,084)	(1,544,300)
Less: actual losses incurred	77,291	22,349	0	99,640
Net OTTI remaining	(950,334)	(289,242)	(205,084)	(1,444,660)
Net amortized cost	4,087,654	1,241,536	7,572,538	12,901,728
Less unrealized loss (FAS115)	(1,110,821)	(262,183)	(1,816,440)	(3,189,443)
Net carrying amount	2,976,833	979,353	5,756,099	9,712,285

Of the three CMO's, the two RALI's were downgraded during April 2010 to a D rating, while the CWALT experienced no rating changes during the second quarter of 2010. The Bank began to experience principal losses on the two RALI issues during the second quarter of 2010 with $77,291 lost principal on the RALI A10 and $22,349 lost principal on the RALI A1 (See Appendix A). The CWALT still has credit support of 7.94%.

The Company elected to adopt the provisions of FSP FAS 115-2 effective March 31, 2009. Pursuant to the provisions of FSP FAS 115-2 the Company determined:

- As with March 31, 2010, the fair value for the CMO's in question is less than the balance sheet date at June 30, 2010, thus all are impaired.
- The Company does not intend to sell the CMO's and it is *NOT* more than likely that the Company will be required to sell the CMO's before the recovery of its amortized cost.
- The Company needs to determine whether the CMO impairment is other-than-temporary.
- The Company needs to determine whether a credit loss exists pursuant to the guidelines of FSP FAS 115-2 if it is determined that there is other-than-temporary impairment.

A security is deemed to be Other Than Temporarily Impaired (OTTI) when the holder of that security does not expect the recovery of the entire cost basis of that security (FSP FAS 115-2.)

In assessing the impaired securities to determine whether they are other-than-temporarily impaired, the Company utilized estimates of cash flows that a market participant would use in determining whether there has been an adverse change in the estimated cash flows. The Company utilized the aid of Performance Trust Capital Partners, a third party specialist and consultant in MBS and CMO products.

Pursuant to EITF 99-20 the Company analyzed whether it was probable that there had been an adverse change in cash flows from the cash flows previously projected (March 31, 2010). To determine this, we reviewed a number of factors including changes in delinquency rates, LTV ratios, agency ratings and market prices (see Appendix B). Delinquencies have declined during the second quarter for all three CMO's in all categories except 90+ days past due for the CWALT which increased 1.25%. Foreclosures declined in all three CMO's, while REO declined for the CWALT issue but increased slightly for the two RALI issues (0.28% and 0.50% increases). In addition, we reviewed anticipated cash flows projected by Performance Trust. The Company concluded that there had been adverse changes in the factors related to anticipated future cash flows including declines in agency ratings, as well as increases in delinquencies and CPR speeds. Market prices changed little between March 31, 2010 and June 30, 2010 – the RALI A1 and CWALT improved slightly, while the RALI A10 deteriorated slightly.

Performance Trust provided cash flow scenarios at the direction of the Company's management which incorporated what we believe are estimates of the most probable cash flows given current market information. The cash flow models for June 30, 2010 utilized a "Liquidation Scenario" whereby loans are evaluated by delinquency and are assigned probability of default and loss factors deemed appropriate in the current economic environment (see Appendix C and below for further discussion). The cash flow models previously used for March 31, 2010 utilized a "Geographical Affordability Scenario" whereby each loan is assigned a housing price appreciation scenario based upon information specific to particular MSA or Zip code areas. The model utilized by Performance

Trust has the ability to run prepayment speeds of 6CPR, 8CPR or 15CPR. Historical and anticipated CPR speeds for these CMO's have been running in the 8CPR to 15CPR range, so we had Performance Trust run the model at both 8CPR and 15CPR speeds to estimate the range of probabilities.

In past quarters, CPR's used in all three cases were 3-month averages, and respective cash flows were interpolated from the 8CPR and 15 CPR cash flows provided from Performance Trust. We believe the 3-month averages were reasonable because they incorporate near-term changes and trends while taking out some of the increased volatility of the 1-month CPR figures. During the quarter ended March 31, 2010, we began to notice discrepancies between losses projected by third-party rating agencies, and those modeled under the geographical affordable scenarios provided by Performance Trust. In particular, the RALI A10 was projected to have lifetime losses of approximately 17.1% by S&P and 18.5% by Fitch, whereas the geographical affordable scenarios provided by Performance Trust for the 3-month average CPR of 15.85 predicted lifetime losses of approximately 15.2%.

In an effort to more properly correlate third-party estimates of losses to those provided by the cash flow models, Performance Trust provided 8CPR and 15CPR "Liquidation" scenarios in place of the geographical affordable scenarios provided in past quarters. The liquidation scenarios assume that we liquidate all 60+ days past due loans and realize losses based upon current 3-month trailing loss severities. Collateral liquidation timing is as follows:

- REO, FC, BK: projection months 1-12, equal $ / month
- 90+: projection months 6-12, equal $ / month
- 30-59d: projection months 13-24, equal $ / month
- 30d or C: projection months 16-24, equal $ / month (applies only to Liq125 scenario)

We interpolated between the 8CPR and 15CPR to provide estimated lifetime losses that were in line with third party estimates. For the RALI A1 we correlated to the Fitch estimated loss of 17.59% (S&P was 24.50% and is considered high), and for the RALI A10 we correlated to the S&P lifetime estimated loss of 17.14% (Fitch was 18.51%). For the CWALT, the losses predicted under both the 8CPR and 15CPR scenarios were materially higher than those forecasted by S&P (lifetime loss predicated at 11.76%). The CWALT has had no recent credit rating changes and still has a credit support of 7.94%. In an effort to more closely reflect the third-party estimates of losses for the CWALT, we had Performance Trust run liquidation scenarios (under their "PLMBS" or Bloomberg model) that reflected losses in that 11.75% range. To accomplish this, Performance Trust used the same liquidation scenario (all 60+ days past due go bad, and are liquidated over a 24-month period) but adjusted the severity to 45% resulting in a total lifetime estimated loss of 11.84% (See Appendix D).

In determining whether it was probable that there had been adverse changes in cash flows, and thus potential OTI, since March 31, 2010, the Company compared the present value of the remaining cash flows as estimated at March 31, 2010 against the present value of the same cash flows estimated at June 30, 2010, discounted at the CMO's yields at March 31, 2010. **The results of the analysis indicated that all three of the CMO's had experienced adverse changes in cash flows when compared to March 31, 2010 and thus needed to be further tested for other-than-temporary impairment**. The results are as follows:

03/31/2010 RALI A10	Current RALI A10	03/31/2010 RALI A1	Current RALI A1	03/31/2010 CWALT	Current CWALT
Yield 03/31/10	6.87%	6.87%	7.05%	7.05%	6.32%	6.32%
Present value	4,195,902	3,960,504	1,286,765	1,198,845	7,247,549	7,064,907
Difference		**(235,397)**		**(87,920)**		**(182,642)**

To determine whether there was other-than-temporary impairment, and the amount of the credit loss, if any, related to the CMO's with adverse cash flow conditions (FAS 115-2), the Company then calculated the present value of the expected cash flows from June 30, 2010 forward and compared those to the amortized cost at June 30, 2010 to determine the amount of credit loss, if any (see Appendix E.)

A summary of the results of the three CMO's determined to have other-than-temporary impairment are as follows:

	RALI A10 Total	RALI A1 Total	CWALT Total	Total
Rate - current yield	7.08%	7.11%	6.34%	
CPR used for current analysis	11.40	8.00	8.00	
Present value of cash flows	$4,087,653	$1,241,537	$7,572,539	$12,901,729
Amortized Cost - 6/30/10	4,368,127	1,329,005	7,661,771	13,358,903
Difference - Credit Loss 6/30/10	(280,473)	(87,468)	(89,233)	(457,174)
Previous OTTI cumulative adjustment	(747,152)	(224,123)	(115,851)	(1,087,126)
Cumulative OTTI - 6/30/10	(1,027,625)	(311,591)	(205,084)	(1,544,300)
Less: actual losses taken	77,291	22,349	0	99,640
Net OTTI - G/L 230150099	(950,333.99)	(289,241.52)	(205,083.58)	(1,444,659)

As a result of the analysis, the Company has determined all three CMO's were other-than-temporarily impaired, and that credit losses for those CMO's as defined under FSP FAS 115-2 totaled $457,174 pre-tax ($269,047 net of tax) for the quarter ended June 30, 2010. The amount of other-than-temporary impairment related to credit losses has been recognized in earnings as of June 30, 2010. The remainder of the impairment related to the CMO's has been recognized in other comprehensive income, net of taxes (as they have been in the past under SFAS No. 115).

A summary of the total impairment of the three CMO's at June 30, 2010 and the credit loss recorded during the first quarter of 2010 is as follows:

June 30, 2010

	RALI 2006-QS1G A10 74922LAK9	RALI 2006 QS8 A1 75115AAA9	CWALT 2007-8CB A9 02150FAJ9	Total
Amortized cost (Bas)	$5,037,988	$1,530,778	$7,777,622	$14,346,388
Credit loss - Previous periods	(747,152)	(224,123)	(115,851)	(1,087,126)
Credit loss - QTD 6/30/10	**(280,473)**	**(87,468)**	**(89,233)**	**(457,174)**
Less actual losses included in amortized cost	**77,291**	**22,349**	**0**	**99,640**
Total Credit loss	**(950,334)**	**(289,242)**	**(205,084)**	**(1,444,660)**
Other impairment (OCI)	(1,110,821)	(262,183)	(1,816,440)	(3,189,443)
Carrying amount - 6/30/10	2,976,833	979,353	5,756,099	9,712,285
Total impairment	($1,391,294)	($349,651)	($1,905,672)	(3,646,617)

Appendix A:

United Security Bank
CMO Princiapl Losses
For Period Ending June 30, 2010

RALI A1

	4/25/10	5/25/10	6/25/10	Total - QTD
Previous principal balance	1,647,160.17	1,617,082.77	1,598,758.59	1,647,160.17
Losses	(5,454.29)	(7,136.91)	(9,758.27)	(22,349.47)
Principal distributed	(24,623.11)	(11,187.27)	(15,115.06)	(50,925.44)
Current Balance	1,617,082.77	1,598,758.59	1,573,885.26	1,573,885.26
Lost principal - %	18.13%	38.95%	39.23%	30.50%

RALI A10

	3/25/10	4/25/10	5/25/10	6/25/10	Total - 4 months
Previous principal balance	5,443,368.70	5,342,259.01	5,273,576.23	5,203,118.00	5,443,368.70
Losses	(12,803.56)	(23,835.86)	(22,683.06)	(17,968.55)	(77,291.03)
Principal distributed	(88,306.13)	(44,846.92)	(47,775.17)	(29,157.09)	(210,085.31)
Current Balance	5,342,259.01	5,273,576.23	5,203,118.00	5,155,992.36	5,155,992.36
Lost principal - %	12.66%	34.70%	32.19%	38.13%	26.90%

Appendix B:

United Security Bank
Investment Analysis - OTTI
June 31, 2010
(7/12/10)

	March 31, 2010	March 31, 2010	March 31, 2010	March 31, 2010	March 31, 2010	March 31, 2010	Difference 2nd Qtr 2010	Difference 2nd Qtr 2010	Difference 2nd Qtr 2010
Name	CWALT 2007-8CB A9	RALI 2006-QS1G A10	RALI 2006 QS8 A1	CWALT 2007-8CB A9	RALI 2006-QS1G A10	RALI 2006 QS8 A1	CWALT 2007-8CB A9	RALI 2006-QS1G A10	RALI 2006 QS8 A1
CUSIP	02150FAJ9	749221AK9	75115AAA9	02150FAJ9	749221AK9	75115AAA9	02150FAJ9	749221AK9	75115AAA9
Tranche	A9	A10	A1	A9	A10	A1	A9	A10	A1
Par value (BAS)	$8,092,364	$5,155,992	$1,573,885	$8,140,709	$5,355,063	$1,647,160	($48,345)	($199,071)	($73,275)
Carrying amount (fair value)	$5,756,098	$2,976,833	$979,353	$5,691,902	$3,179,836	$1,021,279	$64,196	($203,003)	($41,926)
Amortized cost before OTTI (BAS)	$7,777,622	$5,037,988	$1,530,779	$7,821,154	$5,231,345	$1,601,617	($43,532)	($193,357)	($70,838)
Realized loss (OTTI) thru period-end	($205,084)	($950,334)	($289,242)	($115,851)	($747,152)	($224,123)	($89,233)	($203,182)	($65,119)
Net amortized cost	$7,572,538	$4,087,654	$1,241,537	$7,705,303	$4,484,193	$1,377,494	($132,765)	($396,539)	($135,957)
Unrealized gain (loss) - FAS115	($1,816,440)	($1,110,821)	($262,184)	($2,013,401)	($1,304,357)	($356,215)	$196,961	$193,536	$94,031
Market price	0.7113	0.5774	0.6223	0.6992	0.5938	0.6200	0.0121	**(0.0164)**	0.0022
Rating S&P - Current	CCC	D	D	CCC	CC	CC	**No Change**	**Decline**	**Decline**
Rating S&P - at purchase	AAA	AAA	AAA	AAA	AAA	AAA			
Rating Moody - Current	B3/*-	Caa2/*-	Caa2/*-	B3/*-	Caa2/*-	Caa2/*-	**No Change**	**No Change**	**No Change**
Rating Moody - at purchase	Aaa	Aaa	Aaa	Aaa	Aaa	Aaa			
Rating Fitch - Current	NA	D	C	NA	C	C	N/A	**Decline**	**No Change**
Rating Fitch - at purchase	NA	AAA	AAA	NA	AAA	AAA			
Delinquent % - 30-59 days	4.29%	4.92%	3.84%	4.65%	7.36%	4.37%	-0.36%	-2.44%	-0.53%
Delinquent % - 60-89 days	2.37%	3.26%	2.81%	2.80%	3.39%	3.82%	-0.43%	-0.13%	-1.01%
Delinquent % - 90+ days	12.68%	8.63%	6.92%	11.43%	9.03%	7.42%	**1.25%**	-0.40%	-0.50%
Foreclosure	6.12%	16.91%	17.52%	7.68%	17.29%	17.75%	-1.56%	-0.38%	-0.23%
REO	1.34%	2.03%	1.55%	1.62%	1.75%	1.05%	-0.28%	**0.28%**	**0.50%**
%LTV - LT 70%	58.96%	28.87%	25.81%	58.40%	28.63%	25.36%	0.56%	0.24%	0.45%
%LTV - 70 - 80%	35.09%	61.12%	63.76%	36.12%	62.69%	65.19%	**-1.03%**	**-1.57%**	**-1.43%**
%LTV - 80 - 90%	4.22%	8.83%	8.83%	3.90%	7.59%	7.84%	0.32%	1.24%	0.99%
%LTV - GT 90%	1.73%	1.18%	1.60%	1.58%	1.09%	1.61%	0.15%	0.09%	**-0.01%**
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	**0.00%**	**0.00%**	**0.00%**
Credit support - present	7.94%	0.00%	0.00%	8.76%	0.16%	0.78%	**-0.82%**	**-0.16%**	**-0.78%**
Credit support - original	9.41%	6.75%	6.75%	9.41%	6.75%	6.75%	0.00%	0.00%	0.00%
Credit coverage for 30 - 90+ days	52.76%	0.00%	0.00%	61.56%	1.29%	6.94%	**-8.80%**	**-1.29%**	**-6.94%**
CPR - 1 month	9.96	14.21	12.10	9.84	12.90	12.70	**0.12**	**1.31**	(0.60)
CPR - 3 months	10.68	13.24	12.68	10.68	15.85	15.70	0.00	(2.61)	(3.02)
CPR - 6 months	10.68	14.58	14.22	10.43	18.33	16.50	**0.25**	(3.75)	(2.28)
CPR - 12 months	11.13	17.38	15.35	11.97	17.83	16.33	(0.84)	(0.45)	(0.98)
CPR - Life	10.51	14.42	15.13	10.39	14.48	15.27	**0.12**	(0.06)	(0.14)

Appendix C

Pre-purchase Analysis (12/26/07) — RALI 2006-QS16 A10

Select Cusip: 74922LAK9 — RALI 2006-QS16 A10 — 201005

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	97.50	w/acc 97.52	
Settle Dt	1/2/08	Yield@6cpr	6.70		
Orig	9,700,000	WAL@6cpr	4.21		
Current	8,116,898	Mod Dur	3.42		
Factor	0.8368	@purch		Tsy	Swap
Orig Invest	7,913,976	Yield		3.27	4.12

Current Tranche Information *(source: Intex)*

		Ratings				Credit Support	
			Orig	Curr	Effect Dt		
Tranche	A10					Orig	6.75%
Type	SEN_FIX	S&P	AAA	D	4/19/10	Current	0.00%
Coupon	6.00	Mdy	Aaa	Caa2/*-	1/14/10	CreditSupp. Group:	COLLAT
Orig	180,140,000	Fitch	AAA	D	4/29/10	Tranche Group:	COLLAT
Current	96,627,802						
CurrFactor	0.536404						

Realized Cashflows-to-Date

Current Face	5,203,118	# of Payments	28
Principal	2,854,457	% Paiddown	35.17%
Coupon	935,204	% Writedown	0.73%
AllCashflow	3,789,661	$ Writedown	59,323

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	752,079,933	Orig # Assets	3009
Curr Collat	426,442,773	Curr # Assets	1821
Factor	0.5670		
MasterServicer	Residential Funding Company		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5		
All Collat Loss-to-Date(%orig)		0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%		
All Collateral Forward Projections	Default ($mm)	0.0	377.4	29.5	57.2	107.8	152.6	192.3	227.6	259.0	29.5	259.0
	Loss ($mm)	0.0	132.1	10.3	20.0	37.7	53.4	67.3	79.7	90.7	10.3	90.7
	Default (%curr)	0.00%	60.40%	4.72%	9.16%	17.26%	24.42%	30.78%	36.43%	41.46%	4.72%	41.46%
	Loss (%curr)	0.00%	21.14%	1.65%	3.21%	6.04%	8.55%	10.77%	12.75%	14.51%	1.65%	14.51%
	Severity		35.00%	34.96%	35.04%	34.99%	35.01%	34.99%	35.00%	35.00%	34.96%	35.00%
All Collateral Life Total	Loss ($mm)	0.5	132.5	10.8	20.5	38.2	53.9	67.8	80.1	91.1	10.8	0.3
	Loss (%orig)	**0.06%**	**17.62%**	**1.43%**	**2.72%**	**5.08%**	**7.16%**	**9.01%**	**10.65%**	**12.12%**	**1.43%**	**35.00%**
Tranche Life Totals	Life Yield	6.70	4.13	6.72	6.75	6.80	6.82	6.78	6.38	6.03	6.72	6.03
	WAL	4.21	4.99	4.01	3.83	3.49	3.37	3.52	4.57	5.02	4.01	5.02
	Coupon CF	2,018,949	2,401,287	1,923,431	1,835,318	1,667,114	1,612,012	1,681,776	2,193,392	2,414,473	1,923,431	2,414,473
	Principal CF	8,116,898	7,085,518	8,116,898	8,116,898	8,116,898	8,116,898	8,101,963	7,956,240	7,805,473	8,116,898	7,805,473
	PrinNotRec CF	-	1,031,380	0	0	0	0	14,936	160,658	311,426	0	311,426
	%Face Not Rec	0.0%	12.7%	0.0%	0.0%	0.0%	0.0%	0.2%	2.0%	3.8%	0.0%	3.8%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis — RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT — credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	752.1	426.4	6.82	43.0	72.2	707	234,181	0.00%	315.0	316.8
COLLAT	752.1	426.4	6.82	43.0	72.2	707	234,181	0.00%	315.0	316.8
COLLAT	752.1	426.4	6.82	43.0	72.2	707	234,181	0.00%	315.0	316.8

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	14.21	13.24	14.58	17.38	14.42	5.46	5.05	8.75	8.19	7.37%	55.40
COLLAT	14.21	13.24	14.58	17.38	14.42	5.46	5.05	8.75	8.19	7.37%	55.40
COLLAT	14.21	13.24	14.58	17.38	14.42	5.46	5.05	8.75	8.19	7.37%	55.40

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	4.51	3.26	7.75	16.8	2.00	29.81	26.55	1.78	No	No	No
COLLAT	4.51	3.26	7.75	16.8	2	29.81	26.55	1.78	No	No	No
COLLAT	4.51	3.26	7.75	16.8	2	29.81	26.55	1.78	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
Liq@6cpr	17.81%	76.0	30.2%	128.9	59.0%
Stress1@6cpr	24.85%	106.0	41.4%	176.6	60.0%
LiqDef125@6cpr	22.23%	94.8	37.7%	160.8	59.0%
Liq@8cpr	17.56%	74.9	29.8%	127.0	59.0%
Stress1@8cpr	23.50%	100.2	39.2%	166.9	60.0%
LiqDef125@8cpr	21.90%	93.4	37.2%	158.4	59.0%
Liq@15cpr	16.70%	71.2	28.3%	120.8	59.0%
Stress1@15cpr	19.64%	83.8	32.7%	139.4	60.1%
LiqDef125@15cp	20.77%	88.6	35.2%	150.3	59.0%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.06%	0.46
PostPurchase	7.31%	54.95

note: PostPurchase actuals are through Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
Liq@6cpr	17.5%	131.4
Stress1@6cpr	21.5%	161.4
LiqDef125@6cpr	20.0%	150.2
Liq@8cpr	17.3%	130.3
Stress1@8cpr	20.7%	155.6
LiqDef125@8cpr	19.8%	148.8
Liq@15cpr	16.8%	126.6
Stress1@15cpr	18.5%	139.2
LiqDef125@15cp	19.1%	144.0

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	752.1	17.14%	128.9
Intex OBal	752.1		

note: S&P publishes lifetime losses (in % orig). *www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles*

	Fwd (% curr)	Life (% orig)
Fitch Loss	22.42%	18.51%

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis

RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	*Liq*	4.32	4.22	3.93
	Stress1	3.60	3.58	3.59
	LiqDef125	3.72	3.58	3.21
% of Purch. Face Received	*Liq*	87.8%	88.0%	88.6%
	Stress1	83.3%	84.2%	86.7%
	LiqDef125	85.0%	85.2%	85.9%
% of Orig Investment Received	*Liq*	90.1%	90.3%	90.8%
	Stress1	85.5%	86.4%	88.9%
	LiqDef125	87.2%	87.4%	88.2%
purchase px	*$ 97.50*			

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*Liq*	17.82%	17.57%	16.71%
	Stress1	24.86%	23.50%	19.64%
	LiqDef125	22.24%	21.91%	20.78%
$ of Current Face Not Received CF	*Liq*	927,230	914,180	869,312
	Stress1	1,293,237	1,222,978	1,021,871
	LiqDef125	1,157,056	1,139,913	1,081,331
Est Book Px @ Life Yield	*Liq*	0.00	0.00	0.00
	Stress1	0.00	0.00	0.00
	LiqDef125	#N/A	#N/A	#N/A

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	*Trade Dt1*	*Trade Dt2*	*Trade Dt3*
Selected Scen.	Liq_15cpr	ppstress_7	*ZeroLoss*	*ppstress_7*	*ppstress_1*
Collateral Loss					
Life Total ($)	126,619,644	91,121,502	458,345	91,121,502	10,784,312
Life Total	16.84%	12.12%	0.06%	12.12%	1.43%
Tranche					
Life Yield	3.93	6.03	6.70	6.03	6.72
PrinReceived($)	7,188,263	7,805,473	8,116,898	7,805,473	8,116,898
(%)	88.6%	96.2%	100.0%	96.16%	100.0%
Total Cashflow	9,355,092	10,219,946	10,135,847	10,219,946	10,040,329

Fair Value Estimate	
Liq_15cpr	
Yield	**Price**
3.00	93.84
4.00	90.21
5.00	86.88
6.00	83.81
7.00	80.98
8.00	78.36
9.00	75.93
purchpx	97.50

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
0.00
2.00
4.00
6.00
8.00

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
80.0%
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201005	>201005
Principal Received	7,805,473	3,166,204	4,639,269
Principal Not Received	(311,426)	-	(311,426)
Coupon	2,414,473	922,647	1,491,826
Total Cashflows	10,219,946	4,088,851	6,131,095
Current: Liq_15cpr	**Total**	**<=201005**	**>201005**
Principal Received	7,188,263	2,854,457	4,333,806
Principal Not Received	(928,635)	(59,323)	(869,312)
Coupon	2,166,829	935,204	1,231,625
Total Cashflows	9,355,092	3,789,661	5,565,431
Difference	**Total**	**<=201005**	**>201005**
Principal Received	(617,210)	(311,747)	(305,463)
Principal Not Received	(617,209)	(59,323)	(557,887)
Coupon	(247,644)	12,557	(260,201)
Total Cashflows	(864,854)	(299,190)	(565,664)

Current Cashflow Expectation

2,000
1,500
1,000
500
-
(500)
(1,000)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison

RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date: ppstress_7				Current Expectation Liq_15cpr				Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	7,805,473	(311,426)	2,414,473	10,219,946	7,188,263	(928,635)	2,166,829	9,355,092	(617,210)	(617,209)	(247,644)	(864,854)
<=201005	3,166,204	-	922,647	4,088,851	2,854,457	(59,323)	935,204	3,789,661	(311,747)	(59,323)	12,557	(299,190)
>201005	4,639,269	(311,426)	1,491,826	6,131,095	4,333,806	(869,312)	1,231,625	5,565,431	(305,463)	(557,887)	(260,201)	(565,664)
2008	1,243,866	-	415,333	1,659,199	1,124,459	-	416,827	1,541,287	(119,407)	-	1,495	(117,912)
2009	1,356,945	-	375,066	1,732,011	1,349,062	-	382,243	1,731,305	(7,883)	-	7,177	(706)
2010	1,356,945	-	293,649	1,650,594	1,135,906	(468,851)	301,462	1,437,367	(221,039)	(468,851)	7,812	(213,226)
2011	1,326,823	-	212,308	1,539,130	860,411	(439,369)	194,130	1,054,541	(466,411)	(439,369)	(18,178)	(484,589)
2012	486,240	(51,540)	150,881	637,121	446,573	(20,415)	150,288	596,861	(39,667)	31,125	(593)	(40,260)
2013	245,597	(48,166)	129,290	374,886	364,541	-	125,980	490,522	118,944	48,166	(3,309)	115,635
2014	205,314	(36,001)	113,193	318,506	307,672	-	105,717	413,389	102,358	36,001	(7,475)	94,883
2015	175,594	(27,901)	99,812	275,406	259,534	-	88,622	348,156	83,940	27,901	(11,190)	72,750
2016	154,911	(22,386)	88,409	243,320	220,280	-	74,196	294,477	65,369	22,386	(14,212)	51,157
2017	146,521	(18,789)	78,079	224,599	191,484	-	61,758	253,241	44,963	18,789	(16,321)	28,642
2018	131,026	(16,191)	68,670	199,696	160,689	-	51,141	211,830	29,663	16,191	(17,529)	12,134
2019	117,489	(14,055)	60,280	177,769	134,697	-	42,237	176,933	17,208	14,055	(18,043)	(835)
2020	105,536	(12,265)	52,771	158,307	112,770	-	34,776	147,546	7,234	12,265	(17,994)	(10,761)
2021	94,767	(10,668)	46,051	140,817	94,234	-	28,535	122,769	(532)	10,668	(17,516)	(18,048)
2022	85,145	(9,274)	40,033	125,178	78,650	-	23,323	101,974	(6,494)	9,274	(16,710)	(23,204)
2023	76,451	(8,026)	34,647	111,097	65,527	-	18,976	84,504	(10,923)	8,026	(15,670)	(26,594)
2024	68,620	(6,910)	29,829	98,449	54,505	-	15,357	69,862	(14,116)	6,910	(14,471)	(28,587)
2025	61,572	(5,913)	25,523	87,094	45,251	-	12,350	57,600	(16,321)	5,913	(13,173)	(29,494)
2026	55,214	(5,022)	21,677	76,890	37,480	-	9,855	47,335	(17,733)	5,022	(11,821)	(29,555)
2027	49,474	(4,227)	18,246	67,720	30,962	-	7,791	38,753	(18,512)	4,227	(10,454)	(28,967)
2028	44,311	(3,518)	15,188	59,499	25,493	-	6,089	31,582	(18,818)	3,518	(9,099)	(27,917)
2029	39,652	(2,888)	12,467	52,119	20,902	-	4,689	25,592	(18,750)	2,888	(7,777)	(26,527)
2030	35,443	(2,327)	10,048	45,491	17,069	-	3,544	20,613	(18,374)	2,327	(6,504)	(24,878)
2031	31,647	(1,830)	7,902	39,549	13,884	-	2,610	16,494	(17,763)	1,830	(5,291)	(23,055)
2032	28,220	(1,390)	6,002	34,222	11,218	-	1,853	13,071	(17,002)	1,390	(4,148)	(21,150)
2033	25,158	(1,001)	4,322	29,479	8,970	-	1,244	10,214	(16,188)	1,001	(3,078)	(19,266)
2034	22,361	(658)	2,840	25,201	7,103	-	759	7,861	(15,258)	658	(2,082)	(17,340)
2035	19,767	(356)	1,539	21,306	5,467	-	378	5,845	(14,300)	356	(1,161)	(15,461)
>2035	14,868	(122)	423	15,291	3,471	-	97	3,568	(11,398)	122	(326)	(11,723)

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — RALI 2006-QS16 A10

Select Cusip: 74922LAK9 RALI 2006-QS16 A10

201005

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	97.50	w/acc 97.52	
Settle Dt	1/2/08	Yield@6cpr	6.70		
Orig	9,700,000	WAL@6cpr	4.21		
Current	8,116,898	Mod Dur	3.42		
Factor	0.8368	@purch	Tsy	Swap	
Orig Invest	7,913,976	Yield	3.27	4.12	

Current Tranche Information *(source: Intex)*

		Ratings	Orig	Curr	Effect Dt
Tranche	A10				
Type	SEN_FIX				
Coupon	6.00	S&P	AAA	D	4/19/10
Orig	180,140,000	Mdy	Aaa	Caa2/*-	1/14/10
Current	96,627,802	Fitch	AAA	D	4/29/10
CurrFactor	0.536404				

Credit Support	
Orig	6.75%
Current	0.00%
CreditSupp. Group:	COLLAT
Tranche Group:	COLLAT

Realized Cashflows-to-Date

Current Face	5,203,118	# of Payments	28
Principal	2,854,457	% Paiddown	35.17%
Coupon	935,204	% Writedown	0.73%
AllCashflow	3,789,661	$ Writedown	59,323

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	752,079,933	Orig # Assets	3009
Curr Collat	426,442,773	Curr # Assets	1821
Factor	0.5670		
MasterServicer	Residential Funding Company		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5		
All Collat Loss-to-Date(%orig)		0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%		
All Collateral Forward Projections	Default ($mm)	0.0	377.4	29.5	57.2	107.8	152.6	192.3	227.6	259.0	29.5	259.0
	Loss ($mm)	0.0	132.1	10.3	20.0	37.7	53.4	67.3	79.7	90.7	10.3	90.7
	Default (%curr)	0.00%	60.40%	4.72%	9.16%	17.26%	24.42%	30.78%	36.43%	41.46%	4.72%	41.46%
	Loss (%curr)	0.00%	21.14%	1.65%	3.21%	6.04%	8.55%	10.77%	12.75%	14.51%	1.65%	14.51%
	Severity		35.00%	34.96%	35.04%	34.99%	35.01%	34.99%	35.00%	35.00%	34.96%	35.00%
All Collateral Life Total	Loss ($mm)	0.5	132.5	10.8	20.5	38.2	53.9	67.8	80.1	91.1	10.8	0.3
	Loss (%orig)	**0.06%**	**17.62%**	**1.43%**	**2.72%**	**5.08%**	**7.16%**	**9.01%**	**10.65%**	**12.12%**	**1.43%**	**35.00%**
Tranche Life Totals	Life Yield	6.70	4.13	6.72	6.75	6.80	6.82	6.78	6.38	6.03	6.72	6.03
	WAL	4.21	4.99	4.01	3.83	3.49	3.37	3.52	4.57	5.02	4.01	5.02
	Coupon CF	2,018,949	2,401,287	1,923,431	1,835,318	1,667,114	1,612,012	1,681,776	2,193,392	2,414,473	1,923,431	2,414,473
	Principal CF	8,116,898	7,085,518	8,116,898	8,116,898	8,116,898	8,116,898	8,101,963	7,956,240	7,805,473	8,116,898	7,805,473
	PrinNotRec CF	-	1,031,380	0	0	0	0	14,936	160,658	311,426	0	311,426
	%Face Not Rec	0.0%	12.7%	0.0%	0.0%	0.0%	0.0%	0.2%	2.0%	3.8%	0.0%	3.8%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis — RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT — credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	752.1	426.4	6.82	43.0	72.2	707	234,181	0.00%	315.0	316.8
COLLAT	752.1	426.4	6.82	43.0	72.2	707	234,181	0.00%	315.0	316.8
COLLAT	752.1	426.4	6.82	43.0	72.2	707	234,181	0.00%	315.0	316.8

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	14.21	13.24	14.58	17.38	14.42	5.46	5.05	8.75	8.19	7.37%	55.40
COLLAT	14.21	13.24	14.58	17.38	14.42	5.46	5.05	8.75	8.19	7.37%	55.40
COLLAT	14.21	13.24	14.58	17.38	14.42	5.46	5.05	8.75	8.19	7.37%	55.40

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	4.51	3.26	7.75	16.8	2.00	29.81	26.55	1.78	No	No	No
COLLAT	4.51	3.26	7.75	16.8	2	29.81	26.55	1.78	No	No	No
COLLAT	4.51	3.26	7.75	16.8	2	29.81	26.55	1.78	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
Liq@6cpr	17.81%	76.0	30.2%	128.9	59.0%
Stress1@6cpr	24.85%	106.0	41.4%	176.6	60.0%
LiqDef125@6cpr	22.23%	94.8	37.7%	160.8	59.0%
Liq@8cpr	17.56%	74.9	29.8%	127.0	59.0%
Stress1@8cpr	23.50%	100.2	39.2%	166.9	60.0%
LiqDef125@8cpr	21.90%	93.4	37.2%	158.4	59.0%
Liq@15cpr	16.70%	71.2	28.3%	120.8	59.0%
Stress1@15cpr	19.64%	83.8	32.7%	139.4	60.1%
LiqDef125@15c	20.77%	88.6	35.2%	150.3	59.0%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.06%	0.46
PostPurchase	7.31%	54.95

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
Liq@6cpr	17.5%	131.4
Stress1@6cpr	21.5%	161.4
LiqDef125@6cpr	20.0%	150.2
Liq@8cpr	17.3%	130.3
Stress1@8cpr	20.7%	155.6
LiqDef125@8cpr	19.8%	148.8
Liq@15cpr	16.8%	126.6
Stress1@15cpr	18.5%	139.2
LiqDef125@15c	19.1%	144.0

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	752.1	17.14%	128.9
Intex OBal	752.1		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	22.42%	18.51%

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis

RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	*Liq*	4.32	4.22	3.93
	Stress1	3.60	3.58	3.59
	LiqDef125	3.72	3.58	3.21
% of Purch. Face Received	*Liq*	87.8%	88.0%	88.6%
	Stress1	83.3%	84.2%	86.7%
	LiqDef125	85.0%	85.2%	85.9%
% of Orig Investment Received	*Liq*	90.1%	90.3%	90.8%
	Stress1	85.5%	86.4%	88.9%
	LiqDef125	87.2%	87.4%	88.2%
purchase px	*$*	*97.50*		

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*Liq*	17.82%	17.57%	16.71%
	Stress1	24.86%	23.50%	19.64%
	LiqDef125	22.24%	21.91%	20.78%
$ of Current Face Not Received CF	*Liq*	927,230	914,180	869,312
	Stress1	1,293,237	1,222,978	1,021,871
	LiqDef125	1,157,056	1,139,913	1,081,331
Est Book Px @ Life Yield	*Liq*	0.00	0.00	0.00
	Stress1	0.00	0.00	0.00
	LiqDef125	#N/A	#N/A	#N/A

Life Expected Cashflows: Current vs. Trade Date Comparison (select scenarios in blue)

Expected:	Current	Trade Dt	*Trade Dt1*	*Trade Dt2*	*Trade Dt3*
Selected Scen.	Liq_8cpr	ppstress_7	*ZeroLoss*	*ppstress_7*	*ppstress_1*
Collateral Loss					
Life Total ($)	130,294,850	91,121,502	458,345	91,121,502	10,784,312
Life Total	17.32%	12.12%	0.06%	12.12%	1.43%
Tranche					
Life Yield	4.22	6.03	6.70	6.03	6.72
PrinReceived($)	7,143,395	7,805,473	8,116,898	7,805,473	8,116,898
(%)	88.0%	96.2%	100.0%	96.16%	100.0%
Total Cashflow	9,998,470	10,219,946	10,135,847	10,219,946	10,040,329

Fair Value Estimate

Liq_8cpr	
Yield	**Price**
3.00	97.97
4.00	92.44
5.00	87.51
6.00	83.10
7.00	79.14
8.00	75.57
9.00	72.34
purchpx	97.50

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
0.00
2.00
4.00
6.00
8.00

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
80.0%
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201005	>201005
Principal Received	7,805,473	3,166,204	4,639,269
Principal Not Received	(311,426)	-	(311,426)
Coupon	2,414,473	922,647	1,491,826
Total Cashflows	10,219,946	4,088,851	6,131,095
Current: Liq_8cpr	**Total**	**<=201005**	**>201005**
Principal Received	7,143,395	2,854,457	4,288,938
Principal Not Received	(973,503)	(59,323)	(914,180)
Coupon	2,855,075	935,204	1,919,871
Total Cashflows	9,998,470	3,789,661	6,208,809
Difference	**Total**	**<=201005**	**>201005**
Principal Received	(662,078)	(311,747)	(350,331)
Principal Not Received	(662,077)	(59,323)	(602,755)
Coupon	440,602	12,557	428,045
Total Cashflows	(221,476)	(299,190)	77,714

Current Cashflow Expectation

2,000
1,500
1,000
500
-
(500)
(1,000)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison

RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:	ppstress_7			Current Expectation	Liq_8cpr			Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	7,805,473	(311,426)	2,414,473	10,219,946	7,143,395	(973,503)	2,855,075	9,998,470	(662,078)	(662,077)	440,602	(221,476)
<=201005	3,166,204	-	922,647	4,088,851	2,854,457	(59,323)	935,204	3,789,661	(311,747)	(59,323)	12,557	(299,190)
>201005	4,639,269	(311,426)	1,491,826	6,131,095	4,288,938	(914,180)	1,919,871	6,208,809	(350,331)	(602,755)	428,045	77,714
2008	1,243,866	-	415,333	1,659,199	1,124,459	-	416,827	1,541,287	(119,407)	-	1,495	(117,912)
2009	1,356,945	-	375,066	1,732,011	1,349,062	-	382,243	1,731,305	(7,883)	-	7,177	(706)
2010	1,356,945	-	293,649	1,650,594	925,376	(468,851)	304,797	1,230,173	(431,569)	(468,851)	11,148	(420,421)
2011	1,326,823	-	212,308	1,539,130	658,665	(475,110)	211,436	870,101	(668,158)	(475,110)	(872)	(669,030)
2012	486,240	(51,540)	150,881	637,121	298,506	(29,541)	176,710	475,216	(187,734)	21,999	25,829	(161,905)
2013	245,597	(48,166)	129,290	374,886	254,543	-	160,132	414,675	8,946	48,166	30,843	39,789
2014	205,314	(36,001)	113,193	318,506	233,633	-	145,441	379,074	28,320	36,001	32,249	60,568
2015	175,594	(27,901)	99,812	275,406	214,406	-	131,962	346,368	38,812	27,901	32,150	70,961
2016	154,911	(22,386)	88,409	243,320	199,217	-	119,579	318,796	44,306	22,386	31,170	75,476
2017	146,521	(18,789)	78,079	224,599	193,688	-	107,722	301,410	47,167	18,789	29,643	76,811
2018	131,026	(16,191)	68,670	199,696	177,634	-	96,549	274,183	46,608	16,191	27,879	74,487
2019	117,489	(14,055)	60,280	177,769	162,872	-	86,303	249,176	45,384	14,055	26,023	71,407
2020	105,536	(12,265)	52,771	158,307	149,300	-	76,910	226,209	43,764	12,265	24,139	67,903
2021	94,767	(10,668)	46,051	140,817	136,696	-	68,302	204,998	41,929	10,668	22,251	64,181
2022	85,145	(9,274)	40,033	125,178	125,177	-	60,423	185,600	40,032	9,274	20,390	60,422
2023	76,451	(8,026)	34,647	111,097	114,569	-	53,208	167,777	38,119	8,026	18,562	56,680
2024	68,620	(6,910)	29,829	98,449	104,859	-	46,606	151,465	36,239	6,910	16,777	53,016
2025	61,572	(5,913)	25,523	87,094	95,966	-	40,563	136,529	34,394	5,913	15,040	49,434
2026	55,214	(5,022)	21,677	76,890	87,792	-	35,033	122,825	32,579	5,022	13,356	45,935
2027	49,474	(4,227)	18,246	67,720	80,279	-	29,975	110,254	30,805	4,227	11,729	42,534
2028	44,311	(3,518)	15,188	59,499	73,341	-	25,351	98,692	29,030	3,518	10,163	39,193
2029	39,652	(2,888)	12,467	52,119	66,892	-	21,131	88,023	27,240	2,888	8,664	35,904
2030	35,443	(2,327)	10,048	45,491	60,964	-	17,283	78,248	25,521	2,327	7,236	32,757
2031	31,647	(1,830)	7,902	39,549	55,576	-	13,776	69,351	23,928	1,830	5,874	29,802
2032	28,220	(1,390)	6,002	34,222	50,541	-	10,582	61,123	22,321	1,390	4,580	26,902
2033	25,158	(1,001)	4,322	29,479	45,687	-	7,683	53,370	20,529	1,001	3,361	23,891
2034	22,361	(658)	2,840	25,201	41,158	-	5,068	46,226	18,798	658	2,227	21,025
2035	19,767	(356)	1,539	21,306	36,252	-	2,727	38,980	16,486	356	1,188	17,674
>2035	14,868	(122)	423	15,291	26,284	-	752	27,037	11,416	122	330	11,746

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — RALI 2006-QS8 A1

Select Cusip: 75115AAA9 RALI 2006-QS8 A1

201005

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	97.00	w/acc 97.02
Settle Dt	1/2/08	Yield@6cpr	6.87	
Orig	2,500,000	WAL@6cpr	4.04	
Current	2,319,095	Mod Dur	3.32	
Factor	0.9276	@purch	Tsy	Swap
Orig Invest	2,249,522	Yield	3.24	4.10

Current Tranche Information *(source: Intex)*

		Ratings				Credit Support	
Tranche	A1		Orig	Curr	Effect Dt	Orig	6.75%
Type	SEN_FIX	S&P	AAA	D	5/25/10	Current	0.00%
Coupon	6.00	Mdy	Aaa	Caa2/*-	1/14/10	CreditSupp. Group:	COLLAT
Orig	315,600,000	Fitch	AAA	C	8/6/09		
Current	201,827,286					Tranche Group:	COLLAT
CurrFactor	0.639503						

Realized Cashflows-to-Date

Current Face	1,598,759	# of Payments	28
Principal	707,745	% Paiddown	30.52%
Coupon	275,775	% Writedown	0.54%
AllCashflow	983,520	$ Writedown	12,591

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	966,346,145	Orig # Assets	4266
Curr Collat	503,217,027	Curr # Assets	2328
Factor	0.5207		
MasterServicer	Residential Funding Corporation		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0		
All Collat Loss-to-Date(%orig)		0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%		
All Collateral Forward Projections	Default ($mm)	0.0	NA	34.9	67.7	127.7	180.9	228.1	270.1	307.5	34.9	307.5
	Loss ($mm)	0.0	NA	12.2	23.7	44.7	63.3	79.8	94.5	107.6	12.2	107.6
	Default (%curr)	0.00%	NA	4.74%	9.20%	17.34%	24.56%	30.97%	36.67%	41.76%	4.74%	41.76%
	Loss (%curr)	0.00%	NA	1.66%	3.22%	6.07%	8.60%	10.84%	12.84%	14.61%	1.66%	14.61%
	Severity		NA	35.02%	35.00%	35.01%	35.02%	35.00%	35.01%	34.99%	35.02%	34.99%
All Collateral Life Total	Loss ($mm)	2.0	NA	14.2	25.7	46.7	65.3	81.9	96.6	109.7	14.2	0.3
	Loss (%orig)	**0.21%**	**NA**	**1.47%**	**2.66%**	**4.83%**	**6.76%**	**8.47%**	**9.99%**	**11.35%**	**1.47%**	**34.99%**
Tranche Life Totals	Life Yield	6.87	NA	6.87	6.87	6.88	6.88	6.79	6.37	5.97	6.87	5.97
	WAL	4.04	NA	4.01	4.00	3.95	3.96	4.35	5.62	6.20	4.01	6.20
	Coupon CF	553,380	NA	549,731	547,603	541,417	542,210	596,226	773,273	853,807	549,731	853,807
	Principal CF	2,319,095	NA	2,319,095	2,319,095	2,319,095	2,319,095	2,310,140	2,257,290	2,199,205	2,319,095	2,199,205
	PrinNotRec CF	-	NA	0	0	0	0	8,955	61,804	119,889	0	119,889
	%Face Not Rec	0.0%	NA	0.0%	0.0%	0.0%	0.0%	0.4%	2.7%	5.2%	0.0%	5.2%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis **RALI 2006-QS8 A1**

Cusip: 75115AAA9 RALI 2006-QS8 A1

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	966.3	503.2	6.78	47.0	73.3	708	216,159	0.00%	309.0	310.9
COLLAT	966.3	503.2	6.78	47.0	73.3	708	216,159	0.00%	309.0	310.9
COLLAT	966.3	503.2	6.78	47.0	73.3	708	216,159	0.00%	309.0	310.9

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	12.10	12.68	14.22	15.35	15.13	4.08	3.25	8.02	9.43	7.11%	68.74
COLLAT	12.10	12.68	14.22	15.35	15.13	4.08	3.25	8.02	9.43	7.11%	68.74
COLLAT	12.10	12.68	14.22	15.35	15.13	4.08	3.25	8.02	9.43	7.11%	68.74

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	3.75	2.73	6.48	17.43	1.53	28.17	25.44	1.65	No	No	No
COLLAT	3.75	2.73	6.48	17.43	1.53	28.17	25.44	1.65	No	No	No
COLLAT	3.75	2.73	6.48	17.43	1.53	28.17	25.44	1.65	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
Liq@6cpr	17.81%	76.0	30.2%	128.9	59.0%
Stress1@6cpr	24.85%	106.0	41.4%	176.6	60.0%
LiqDef125@6cpr	22.23%	94.8	37.7%	160.8	59.0%
Liq@8cpr	17.56%	74.9	29.8%	127.0	59.0%
Stress1@8cpr	23.50%	100.2	39.2%	166.9	60.0%
LiqDef125@8cpr	21.90%	93.4	37.2%	158.4	59.0%
Liq@15cpr	16.70%	71.2	28.3%	120.8	59.0%
Stress1@15cpr	19.64%	83.8	32.7%	139.4	60.1%
LiqDef125@15cp	20.77%	88.6	35.2%	150.3	59.0%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.21%	2.02
PostPurchase	6.90%	66.71

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
Liq@6cpr	17.5%	131.4
Stress1@6cpr	21.5%	161.4
LiqDef125@6cpr	20.0%	150.2
Liq@8cpr	17.3%	130.3
Stress1@8cpr	20.7%	155.6
LiqDef125@8cpr	19.8%	148.8
Liq@15cpr	16.8%	126.6
Stress1@15cpr	18.5%	139.2
LiqDef125@15cp	19.1%	144.0

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	966.3	24.50%	236.8
Intex OBal	966.3		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	22.93%	17.59%

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis

RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	*Liq*	4.32	4.22	3.93
	Stress1	3.60	3.58	3.59
	LiqDef125	3.72	3.58	3.21
% of Purch. Face Received	*Liq*	214.9%	215.5%	217.4%
	Stress1	199.1%	202.1%	210.8%
	LiqDef125	205.0%	205.7%	208.3%
% of Orig Investment Received	*Liq*	221.5%	222.1%	224.1%
	Stress1	205.3%	208.4%	217.3%
	LiqDef125	211.3%	212.1%	214.7%
purchase px	*$*	*97.00*		

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*Liq*	17.82%	17.57%	16.71%
	Stress1	24.86%	23.50%	19.64%
	LiqDef125	22.24%	21.91%	20.78%
$ of Current Face Not Received CF	*Liq*	927,230	914,180	869,312
	Stress1	1,293,237	1,222,978	1,021,871
	LiqDef125	1,157,056	1,139,913	1,081,331
Est Book Px @ Life Yield	*Liq*	0.00	0.00	0.00
	Stress1	0.00	0.00	0.00
	LiqDef125	#N/A	#N/A	#N/A

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	*Trade Dt1*	*Trade Dt2*	*Trade Dt3*
Selected Scen.	Liq_15cpr	ppstress_7	*ZeroLoss*	*ppstress_7*	*ppstress_1*
Collateral Loss					
Life Total ($)	152,228,491	109,658,485	2,022,585	109,658,485	14,239,088
Life Total	15.75%	11.35%	0.21%	11.35%	1.47%
Tranche					
Life Yield	4.06	5.97	6.87	5.97	6.87
PrinReceived($)	2,041,018	2,199,205	2,319,095	2,199,205	2,319,095
(%)	88.0%	94.8%	100.0%	94.83%	100.0%
Total Cashflow	2,702,260	3,053,012	2,872,474	3,053,012	2,868,826

Fair Value Estimate

Liq_15cpr

Yield	Price
3.00	94.13
4.00	90.43
5.00	87.03
6.00	83.90
7.00	81.01
8.00	78.34
9.00	75.86
purchpx	97.00

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
0.00
2.00
4.00
6.00
8.00

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
80.0%
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201005	>201005
Principal Received	2,199,205	723,622	1,475,583
Principal Not Received	(119,889)	-	(119,889)
Coupon	853,807	275,829	577,978
Total Cashflows	3,053,012	999,450	2,053,561
Current: Liq_15cpr	**Total**	**<=201005**	**>201005**
Principal Received	2,041,018	707,745	1,333,273
Principal Not Received	(278,076)	(12,591)	(265,485)
Coupon	661,242	275,775	385,467
Total Cashflows	2,702,260	983,520	1,718,740
Difference	**Total**	**<=201005**	**>201005**
Principal Received	(158,187)	(15,877)	(142,310)
Principal Not Received	(158,187)	(12,591)	(145,596)
Coupon	(192,564)	(54)	(192,511)
Total Cashflows	(350,752)	(15,930)	(334,821)

Current Cashflow Expectation

500
400
300
200
100
-
(100)
(200)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison

RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:		*ppstress_7*		Current Expectation		*Liq_15cpr*		Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	2,199,205	(119,889)	853,807	3,053,012	2,041,018	(278,076)	661,242	2,702,260	(158,187)	(158,187)	(192,564)	(350,752)
<=201005	723,622	-	275,829	999,450	707,745	(12,591)	275,775	983,520	(15,877)	(12,591)	(54)	(15,930)
>201005	1,475,583	(119,889)	577,978	2,053,561	1,333,273	(265,485)	385,467	1,718,740	(142,310)	(145,596)	(192,511)	(334,821)
2008	284,280	-	120,443	404,723	284,280	-	120,438	404,718	-	-	(6)	(6)
2009	310,124	-	113,560	423,684	310,124	-	113,546	423,669	-	-	(15)	(15)
2010	310,124	-	94,953	405,077	337,923	(143,249)	92,578	430,501	27,800	(143,249)	(2,375)	25,425
2011	310,124	-	76,346	386,469	252,189	(129,425)	60,509	312,698	(57,935)	(129,425)	(15,836)	(73,771)
2012	163,419	(18,046)	60,244	223,663	139,398	(5,298)	47,413	186,812	(24,021)	12,748	(12,831)	(36,851)
2013	96,839	(18,309)	52,098	148,937	114,849	-	39,778	154,626	18,010	18,309	(12,320)	5,690
2014	81,625	(13,856)	45,762	127,387	96,975	-	33,393	130,368	15,351	13,856	(12,369)	2,982
2015	70,292	(10,884)	40,448	110,740	81,836	-	28,004	109,840	11,544	10,884	(12,444)	(900)
2016	64,409	(8,852)	35,848	100,257	70,627	-	23,434	94,060	6,218	8,852	(12,414)	(6,196)
2017	59,753	(7,542)	31,585	91,338	60,684	-	19,454	80,137	931	7,542	(12,132)	(11,201)
2018	53,478	(6,509)	27,754	81,232	50,892	-	16,090	66,982	(2,586)	6,509	(11,664)	(14,250)
2019	48,007	(5,671)	24,333	72,340	42,628	-	13,271	55,899	(5,379)	5,671	(11,062)	(16,441)
2020	43,103	(4,933)	21,270	64,373	35,663	-	10,911	46,574	(7,440)	4,933	(10,359)	(17,799)
2021	39,215	(4,289)	18,513	57,728	30,230	-	8,924	39,154	(8,985)	4,289	(9,590)	(18,575)
2022	34,726	(3,718)	16,047	50,773	24,763	-	7,266	32,029	(9,964)	3,718	(8,780)	(18,744)
2023	31,172	(3,210)	13,854	45,026	20,615	-	5,898	26,513	(10,557)	3,210	(7,956)	(18,513)
2024	27,970	(2,755)	11,893	39,863	17,127	-	4,760	21,887	(10,843)	2,755	(7,133)	(17,976)
2025	25,079	(2,350)	10,142	35,221	14,198	-	3,815	18,013	(10,881)	2,350	(6,327)	(17,208)
2026	22,448	(1,988)	8,580	31,028	11,727	-	3,034	14,761	(10,721)	1,988	(5,546)	(16,267)
2027	20,081	(1,666)	7,190	27,271	9,664	-	2,389	12,053	(10,417)	1,666	(4,801)	(15,218)
2028	17,981	(1,379)	5,952	23,932	7,943	-	1,858	9,801	(10,038)	1,379	(4,094)	(14,132)
2029	16,076	(1,124)	4,851	20,926	6,498	-	1,422	7,921	(9,577)	1,124	(3,428)	(13,006)
2030	14,359	(897)	3,873	18,232	5,299	-	1,066	6,366	(9,060)	897	(2,807)	(11,867)
2031	12,819	(697)	3,006	15,826	4,293	-	777	5,070	(8,526)	697	(2,230)	(10,756)
2032	11,434	(519)	2,239	13,673	3,462	-	543	4,004	(7,972)	519	(1,697)	(9,669)
2033	10,184	(362)	1,562	11,746	2,763	-	355	3,118	(7,421)	362	(1,207)	(8,628)
2034	9,040	(223)	965	10,005	2,160	-	206	2,366	(6,880)	223	(758)	(7,639)
2035	7,870	(103)	443	8,314	1,624	-	92	1,715	(6,247)	103	(352)	(6,599)
>2035	3,176	(12)	54	3,230	586	(104)	21	606	(2,590)	(92)	(33)	(2,623)

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — RALI 2006-QS8 A1

Select Cusip: 75115AAA9 — RALI 2006-QS8 A1 — 201005

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	97.00	w/acc 97.02	
Settle Dt	1/2/08	Yield@6cpr	6.87		
Orig	2,500,000	WAL@6cpr	4.04		
Current	2,319,095	Mod Dur	3.32		
Factor	0.9276	@purch	Tsy	Swap	
Orig Invest	2,249,522	Yield	3.24	4.10	

Current Tranche Information *(source: Intex)*

		Ratings	Orig	Curr	Effect Dt
Tranche	A1				
Type	SEN_FIX				
Coupon	6.00	S&P	AAA	D	5/25/10
Orig	315,600,000	Mdy	Aaa	Caa2/*-	1/14/10
Current	201,827,286	Fitch	AAA	C	8/6/09
CurrFactor	0.639503				

Credit Support	
Orig	6.75%
Current	0.00%
CreditSupp. Group:	COLLAT
Tranche Group:	COLLAT

Realized Cashflows-to-Date

Current Face	1,598,759	# of Payments	28
Principal	707,745	% Paiddown	30.52%
Coupon	275,775	% Writedown	0.54%
AllCashflow	983,520	$ Writedown	12,591

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	966,346,145	Orig # Assets	4266
Curr Collat	503,217,027	Curr # Assets	2328
Factor	0.5207		
MasterServicer	Residential Funding Corporation		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss	MaxLoss
											ppstress_1	ppstress_7
All Collat Loss-to-Date ($mm)		2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0		
All Collat Loss-to-Date(%orig)		0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%		
All Collateral Forward Projections	Default ($mm)	0.0	NA	34.9	67.7	127.7	180.9	228.1	270.1	307.5	34.9	307.5
	Loss ($mm)	0.0	NA	12.2	23.7	44.7	63.3	79.8	94.5	107.6	12.2	107.6
	Default (%curr)	0.00%	NA	4.74%	9.20%	17.34%	24.56%	30.97%	36.67%	41.76%	4.74%	41.76%
	Loss (%curr)	0.00%	NA	1.66%	3.22%	6.07%	8.60%	10.84%	12.84%	14.61%	1.66%	14.61%
	Severity		NA	35.02%	35.00%	35.01%	35.02%	35.00%	35.01%	34.99%	35.02%	34.99%
All Collateral Life Total	Loss ($mm)	2.0	NA	14.2	25.7	46.7	65.3	81.9	96.6	109.7	14.2	0.3
	Loss (%orig)	**0.21%**	**NA**	**1.47%**	**2.66%**	**4.83%**	**6.76%**	**8.47%**	**9.99%**	**11.35%**	**1.47%**	**34.99%**
Tranche Life Totals	Life Yield	6.87	NA	6.87	6.87	6.88	6.88	6.79	6.37	5.97	6.87	5.97
	WAL	4.04	NA	4.01	4.00	3.95	3.96	4.35	5.62	6.20	4.01	6.20
	Coupon CF	553,380	NA	549,731	547,603	541,417	542,210	596,226	773,273	853,807	549,731	853,807
	Principal CF	2,319,095	NA	2,319,095	2,319,095	2,319,095	2,319,095	2,310,140	2,257,290	2,199,205	2,319,095	2,199,205
	PrinNotRec CF	-	NA	0	0	0	0	8,955	61,804	119,889	0	119,889
	%Face Not Rec	0.0%	NA	0.0%	0.0%	0.0%	0.0%	0.4%	2.7%	5.2%	0.0%	5.2%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis — RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	966.3	503.2	6.78	47.0	73.3	708	216,159	0.00%	309.0	310.9
COLLAT	966.3	503.2	6.78	47.0	73.3	708	216,159	0.00%	309.0	310.9
COLLAT	966.3	503.2	6.78	47.0	73.3	708	216,159	0.00%	309.0	310.9

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	12.10	12.68	14.22	15.35	15.13	4.08	3.25	8.02	9.43	7.11%	68.74
COLLAT	12.10	12.68	14.22	15.35	15.13	4.08	3.25	8.02	9.43	7.11%	68.74
COLLAT	12.10	12.68	14.22	15.35	15.13	4.08	3.25	8.02	9.43	7.11%	68.74

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	3.75	2.73	6.48	17.43	1.53	28.17	25.44	1.65	No	No	No
COLLAT	3.75	2.73	6.48	17.43	1.53	28.17	25.44	1.65	No	No	No
COLLAT	3.75	2.73	6.48	17.43	1.53	28.17	25.44	1.65	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
Liq@6cpr	17.81%	76.0	30.2%	128.9	59.0%
Stress1@6cpr	24.85%	106.0	41.4%	176.6	60.0%
LiqDef125@6cpr	22.23%	94.8	37.7%	160.8	59.0%
Liq@8cpr	17.56%	74.9	29.8%	127.0	59.0%
Stress1@8cpr	23.50%	100.2	39.2%	166.9	60.0%
LiqDef125@8cpr	21.90%	93.4	37.2%	158.4	59.0%
Liq@15cpr	16.70%	71.2	28.3%	120.8	59.0%
Stress1@15cpr	19.64%	83.8	32.7%	139.4	60.1%
LiqDef125@15cp	20.77%	88.6	35.2%	150.3	59.0%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.21%	2.02
PostPurchase	6.90%	66.71

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
Liq@6cpr	17.5%	131.4
Stress1@6cpr	21.5%	161.4
LiqDef125@6cpr	20.0%	150.2
Liq@8cpr	17.3%	130.3
Stress1@8cpr	20.7%	155.6
LiqDef125@8cpr	19.8%	148.8
Liq@15cpr	16.8%	126.6
Stress1@15cpr	18.5%	139.2
LiqDef125@15cp	19.1%	144.0

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	966.3	24.50%	236.8
Intex OBal	966.3		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	22.93%	17.59%

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis

RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield (based on purch. px)	Liq	4.32	4.22	3.93
	Stress1	3.60	3.58	3.59
	LiqDef125	3.72	3.58	3.21
% of Purch. Face Received	Liq	214.9%	215.5%	217.4%
	Stress1	199.1%	202.1%	210.8%
	LiqDef125	205.0%	205.7%	208.3%
% of Orig Investment Received	Liq	221.5%	222.1%	224.1%
	Stress1	205.3%	208.4%	217.3%
	LiqDef125	211.3%	212.1%	214.7%
purchase px $	97.00			

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	Liq	17.82%	17.57%	16.71%
	Stress1	24.86%	23.50%	19.64%
	LiqDef125	22.24%	21.91%	20.78%
$ of Current Face Not Received CF	Liq	927,230	914,180	869,312
	Stress1	1,293,237	1,222,978	1,021,871
	LiqDef125	1,157,056	1,139,913	1,081,331
Est Book Px @ Life Yield	Liq	0.00	0.00	0.00
	Stress1	0.00	0.00	0.00
	LiqDef125	#N/A	#N/A	#N/A

Life Expected Cashflows: Current vs. Trade Date Comparison (select scenarios in blue)

Expected:	Current	Trade Dt	Trade Dt1	Trade Dt2	Trade Dt3
Selected Scen.	Liq_8cpr	ppstress_7	ZeroLoss	ppstress_7	ppstress_1
Collateral Loss					
Life Total ($)	156,409,277	109,658,485	2,022,585	109,658,485	14,239,088
Life Total	16.19%	11.35%	0.21%	11.35%	1.47%
Tranche					
Life Yield	4.33	5.97	6.87	5.97	6.87
PrinReceived($)	2,027,730	2,199,205	2,319,095	2,199,205	2,319,095
(%)	87.4%	94.8%	100.0%	94.83%	100.0%
Total Cashflow	2,902,686	3,053,012	2,872,474	3,053,012	2,868,826

Fair Value Estimate

Liq_8cpr

Yield	Price
3.00	98.36
4.00	92.73
5.00	87.71
6.00	83.22
7.00	79.19
8.00	75.54
9.00	72.24
purchpx	97.00

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
0.00
2.00
4.00
6.00
8.00

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
80.0%
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201005	>201005
Principal Received	2,199,205	723,622	1,475,583
Principal Not Received	(119,889)	-	(119,889)
Coupon	853,807	275,829	577,978
Total Cashflows	3,053,012	999,450	2,053,561
Current: Liq_8cpr	**Total**	**<=201005**	**>201005**
Principal Received	2,027,730	707,745	1,319,986
Principal Not Received	(291,364)	(12,591)	(278,773)
Coupon	874,956	275,775	599,180
Total Cashflows	2,902,686	983,520	1,919,166
Difference	**Total**	**<=201005**	**>201005**
Principal Received	(171,475)	(15,877)	(155,598)
Principal Not Received	(171,475)	(12,591)	(158,884)
Coupon	21,149	(54)	21,202
Total Cashflows	(150,326)	(15,930)	(134,395)

Current Cashflow Expectation

500
400
300
200
100
-
(100)
(200)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison — RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:		*ppstress_7*		Current Expectation		*Liq_8cpr*		Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	2,199,205	(119,889)	853,807	3,053,012	2,027,730	(291,364)	874,956	2,902,686	(171,475)	(171,475)	21,149	(150,326)
<=201005	723,622	-	275,829	999,450	707,745	(12,591)	275,775	983,520	(15,877)	(12,591)	(54)	(15,930)
>201005	1,475,583	(119,889)	577,978	2,053,561	1,319,986	(278,773)	599,180	1,919,166	(155,598)	(158,884)	21,202	(134,395)
2008	284,280	-	120,443	404,723	284,280	-	120,438	404,718	-	-	(6)	(6)
2009	310,124	-	113,560	423,684	310,124	-	113,546	423,669	-	-	(15)	(15)
2010	310,124	-	94,953	405,077	273,253	(143,252)	93,603	366,856	(36,870)	(143,252)	(1,350)	(38,221)
2011	310,124	-	76,346	386,469	188,204	(140,310)	65,884	254,088	(121,919)	(140,310)	(10,462)	(132,381)
2012	163,419	(18,046)	60,244	223,663	92,088	(7,699)	55,732	147,820	(71,332)	10,347	(4,512)	(75,843)
2013	96,839	(18,309)	52,098	148,937	80,048	-	50,558	130,606	(16,791)	18,309	(1,540)	(18,331)
2014	81,625	(13,856)	45,762	127,387	73,512	-	45,937	119,449	(8,113)	13,856	175	(7,938)
2015	70,292	(10,884)	40,448	110,740	67,494	-	41,695	109,189	(2,798)	10,884	1,247	(1,551)
2016	64,409	(8,852)	35,848	100,257	64,664	-	37,762	102,426	255	8,852	1,914	2,169
2017	59,753	(7,542)	31,585	91,338	61,663	-	33,928	95,591	1,910	7,542	2,342	4,252
2018	53,478	(6,509)	27,754	81,232	56,535	-	30,371	86,906	3,057	6,509	2,617	5,674
2019	48,007	(5,671)	24,333	72,340	51,817	-	27,111	78,927	3,810	5,671	2,778	6,588
2020	43,103	(4,933)	21,270	64,373	47,486	-	24,123	71,609	4,383	4,933	2,853	7,236
2021	39,215	(4,289)	18,513	57,728	44,596	-	21,352	65,948	5,381	4,289	2,838	8,219
2022	34,726	(3,718)	16,047	50,773	39,697	-	18,815	58,512	4,971	3,718	2,769	7,739
2023	31,172	(3,210)	13,854	45,026	36,336	-	16,527	52,863	5,164	3,210	2,673	7,837
2024	27,970	(2,755)	11,893	39,863	33,243	-	14,433	47,677	5,273	2,755	2,540	7,813
2025	25,079	(2,350)	10,142	35,221	30,403	-	12,518	42,921	5,324	2,350	2,376	7,700
2026	22,448	(1,988)	8,580	31,028	27,726	-	10,768	38,493	5,278	1,988	2,188	7,466
2027	20,081	(1,666)	7,190	27,271	25,282	-	9,173	34,455	5,201	1,666	1,984	7,185
2028	17,981	(1,379)	5,952	23,932	23,079	-	7,718	30,796	5,098	1,379	1,766	6,864
2029	16,076	(1,124)	4,851	20,926	21,027	-	6,390	27,417	4,951	1,124	1,540	6,491
2030	14,359	(897)	3,873	18,232	19,172	-	5,181	24,352	4,813	897	1,307	6,120
2031	12,819	(697)	3,006	15,826	17,428	-	4,079	21,507	4,609	697	1,073	5,681
2032	11,434	(519)	2,239	13,673	15,862	-	3,077	18,939	4,428	519	838	5,266
2033	10,184	(362)	1,562	11,746	14,366	-	2,167	16,532	4,182	362	605	4,787
2034	9,040	(223)	965	10,005	12,807	-	1,346	14,154	3,767	223	382	4,149
2035	7,870	(103)	443	8,314	11,050	-	626	11,676	3,180	103	182	3,362
>2035	3,176	(12)	54	3,230	4,492	(102)	99	4,591	1,316	(90)	45	1,361

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — CWALT 2007-8CB A9

Select Cusip: 02150FAJ9 CWALT 2007-8CB A9 201005

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	95.75	w/acc 95.77	
Settle Dt	1/2/08	Yield@6cpr	6.60		
Orig	10,799,400	WAL@6cpr	10.87		
Current	10,068,506	Mod Dur	7.45		
Factor	0.9323	@purch	Tsy	Swap	
Orig Invest	9,640,595	Yield	4.09	4.78	

Current Tranche Information *(source: Intex)*

Tranche	A9	Ratings				Credit Support	
Type	SEN_SPR_FIX		Orig	Curr	Effect Dt	Orig	9.41%
Coupon	6.00	S&P	AAA	CCC	6/4/09	Current	7.94%
Orig	113,437,000	Mdy	Aaa	B3/*-	1/14/10	CreditSupp. Group:	COLLAT
Current	85,134,198	Fitch	NA				
CurrFactor	0.750498					Tranche Group:	COLLAT

Realized Cashflows-to-Date

Current Face	8,104,924	# of Payments	28
Principal	1,963,582	% Paiddown	19.50%
Coupon	1,262,357	% Writedown	0.00%
AllCashflow	3,225,939	$ Writedown	(0)

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	751,737,398	Orig # Assets	3482
Curr Collat	516,288,025	Curr # Assets	2488
Factor	0.6868		
MasterServicer	Countrywide Home Loans Servicing		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss	MaxLoss
											ppstress_1	ppstress_7
All Collat Loss-to-Date ($mm)		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0		
All Collat Loss-to-Date(%orig)		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		
All Collateral Forward Projections	Default ($mm)	0.0	NA	32.4	62.9	118.5	167.7	211.3	250.0	284.5	32.4	284.5
	Loss ($mm)	0.0	NA	11.4	22.0	41.5	58.7	74.0	87.5	99.6	11.4	99.6
	Default (%curr)	0.00%	NA	4.65%	9.02%	16.98%	24.03%	30.27%	35.82%	40.76%	4.65%	40.76%
	Loss (%curr)	0.00%	NA	1.63%	3.16%	5.94%	8.41%	10.60%	12.54%	14.27%	1.63%	14.27%
	Severity		NA	35.05%	35.03%	34.98%	35.00%	35.02%	35.01%	35.01%	35.05%	35.01%
All Collateral Life Total	Loss ($mm)	0.0	NA	11.4	22.0	41.5	58.7	74.0	87.5	99.6	11.4	0.4
	Loss (%orig)	**0.00%**	**NA**	**1.51%**	**2.93%**	**5.52%**	**7.81%**	**9.84%**	**11.64%**	**13.25%**	**1.51%**	**35.01%**
Tranche Life Totals	Life Yield	6.60	NA	6.62	6.65	6.58	6.57	6.46	6.28	6.07	6.62	6.07
	WAL	10.87	NA	10.37	9.80	12.52	10.19	8.89	8.04	7.43	10.37	7.43
	Coupon CF	6,525,493	NA	6,224,863	5,884,408	7,526,902	6,114,547	5,333,853	4,821,385	4,448,104	6,224,863	4,448,104
	Principal CF	10,068,506	NA	10,068,506	10,068,506	10,035,152	9,881,873	9,710,523	9,546,650	9,393,217	10,068,506	9,393,217
	PrinNotRec CF	-	NA	0	0	33,355	186,633	357,983	521,856	675,289	0	675,289
	%Face Not Rec	0.0%	NA	0.0%	0.0%	0.3%	1.9%	3.6%	5.2%	6.7%	0.0%	6.7%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis — CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

Collateral Group Data *(source: Intex)* — *as of last known remit*

tranche group: COLLAT — credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	751.7	516.3	6.43	38.0	62.0	713	207,511	0.00%	320.0	320.0
COLLAT	751.7	516.3	6.43	38.0	62.0	713	207,511	0.00%	320.0	320.0
COLLAT	751.7	516.3	6.43	38.0	62.0	713	207,511	0.00%	320.0	320.0

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	9.96	10.68	10.68	11.13	10.51	5.93	5.07	4.03	5.61	2.23%	16.79
COLLAT	9.96	10.68	10.68	11.13	10.51	5.93	5.07	4.03	5.61	2.23%	16.79
COLLAT	9.96	10.68	10.68	11.13	10.51	5.93	5.07	4.03	5.61	2.23%	16.79

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	4.10	2.37	10.93	6.07	1.33	20.7	18.33	1.84	No	No	No
COLLAT	4.10	2.37	10.93	6.07	1.33	20.70	18.33	1.84	No	No	No
COLLAT	4.10	2.37	10.93	6.07	1.33	20.70	18.33	1.84	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) — *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
Liq@6cpr	17.81%	76.0	30.2%	128.9	59.0%
Stress1@6cpr	24.85%	106.0	41.4%	176.6	60.0%
LiqDef125@6cpr	22.23%	94.8	37.7%	160.8	59.0%
Liq@8cpr	17.56%	74.9	29.8%	127.0	59.0%
Stress1@8cpr	23.50%	100.2	39.2%	166.9	60.0%
LiqDef125@8cpr	21.90%	93.4	37.2%	158.4	59.0%
Liq@15cpr	16.70%	71.2	28.3%	120.8	59.0%
Stress1@15cpr	19.64%	83.8	32.7%	139.4	60.1%
LiqDef125@15c¡	20.77%	88.6	35.2%	150.3	59.0%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.00%	0.00
PostPurchase	2.23%	16.79

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
Liq@6cpr	17.5%	131.4
Stress1@6cpr	21.5%	161.4
LiqDef125@6cpr	20.0%	150.2
Liq@8cpr	17.3%	130.3
Stress1@8cpr	20.7%	155.6
LiqDef125@8cpr	19.8%	148.8
Liq@15cpr	16.8%	126.6
Stress1@15cpr	18.5%	139.2
LiqDef125@15c¡	19.1%	144.0

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	751.7	11.76%	88.4
Intex OBal	751.7		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	NA	NA

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis

CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	*Liq*	4.32	4.22	3.93
	Stress1	3.60	3.58	3.59
	LiqDef125	3.72	3.58	3.21
% of Purch. Face Received	*Liq*	62.0%	62.1%	62.5%
	Stress1	58.3%	59.0%	61.0%
	LiqDef125	59.7%	59.9%	60.4%
% of Orig Investment Received	*Liq*	64.7%	64.9%	65.3%
	Stress1	60.9%	61.7%	63.7%
	LiqDef125	62.3%	62.5%	63.1%
purchase px $	*95.75*			

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*Liq*	17.82%	17.57%	16.71%
	Stress1	24.86%	23.50%	19.64%
	LiqDef125	22.24%	21.91%	20.78%
$ of Current Face Not Received CF	*Liq*	927,230	914,180	869,312
	Stress1	1,293,237	1,222,978	1,021,871
	LiqDef125	1,157,056	1,139,913	1,081,331
Est Book Px @ Life Yield	*Liq*	0.00	0.00	0.00
	Stress1	0.00	0.00	0.00
	LiqDef125	#N/A	#N/A	#N/A

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	*Trade Dt1*	*Trade Dt2*	*Trade Dt3*
Selected Scen.	Liq_15cpr	ppstress_7	*ZeroLoss*	*ppstress_7*	*ppstress_1*
Collateral Loss					
Life Total ($)	82,905,029	99,570,178	730	99,570,178	11,355,900
Life Total	11.03%	13.25%	0.00%	13.25%	1.51%
Tranche					
Life Yield	5.96	6.07	6.60	6.07	6.62
PrinReceived($)	9,522,486	9,393,217	10,068,506	9,393,217	10,068,506
(%)	94.6%	93.3%	100.0%	93.29%	100.0%
Total Cashflow	13,150,165	13,841,321	16,593,999	13,841,321	16,293,369

Fair Value Estimate	
Liq_15cpr	
Yield	Price
3.00	106.09
4.00	101.58
5.00	97.44
6.00	93.64
7.00	90.14
8.00	86.90
9.00	83.89
purchpx	95.75

Life Yield:
Current vs. Trade Date Expectation

Trade Dt
Current
5.90
5.95
6.00
6.05
6.10

% Life Principal Received:
Current vs. Trade Date Expectation

Trade Dt
Current
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201005	>201005
Principal Received	9,393,217	2,604,956	6,788,262
Principal Not Received	(675,289)	-	(675,289)
Coupon	4,448,104	1,244,413	3,203,691
Total Cashflows	13,841,321	3,849,368	9,991,953
Current: Liq_15cpr	**Total**	**<=201005**	**>201005**
Principal Received	9,522,486	1,963,582	7,558,903
Principal Not Received	(546,020)	0	(546,020)
Coupon	3,627,679	1,262,357	2,365,322
Total Cashflows	13,150,165	3,225,939	9,924,226
Difference	**Total**	**<=201005**	**>201005**
Principal Received	129,268	(641,373)	770,642
Principal Not Received	129,269	0	129,269
Coupon	(820,425)	17,944	(838,368)
Total Cashflows	(691,156)	(623,429)	(67,727)

Current Cashflow Expectation

2,000
1,500
1,000
500
-
(500)
(1,000)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison

CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

Used PLMBS analysis rather than this for CWALT OTTI

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:		ppstress_7		Current Expectation		Liq_15cpr		Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	**9,393,217**	**(675,289)**	**4,448,104**	**13,841,321**	**9,522,486**	**(546,020)**	**3,627,679**	**13,150,165**	129,268	129,269	(820,425)	(691,156)
<=201005	**2,604,956**	**-**	**1,244,413**	**3,849,368**	**1,963,582**	**0**	**1,262,357**	**3,225,939**	(641,373)	0	17,944	(623,429)
>201005	**6,788,262**	**(675,289)**	**3,203,691**	**9,991,953**	**7,558,903**	**(546,020)**	**2,365,322**	**9,924,226**	770,642	129,269	(838,368)	(67,727)
2008	894,853	-	532,710	1,427,563	733,727	0	529,232	1,262,959	(161,126)	0	(3,478)	(164,604)
2009	1,204,396	-	517,529	1,721,925	1,080,552	-	528,482	1,609,034	(123,844)	-	10,953	(112,891)
2010	1,095,077	-	445,804	1,540,881	970,418	-	477,548	1,447,966	(124,659)	-	31,744	(92,916)
2011	818,896	-	389,373	1,208,269	1,442,366	(487,409)	370,851	1,813,218	623,470	(487,409)	(18,522)	604,949
2012	702,865	(58,374)	342,814	1,045,679	855,401	(33,301)	295,044	1,150,445	152,535	25,073	(47,770)	104,765
2013	579,381	(119,267)	297,666	877,047	708,571	(4,534)	247,711	956,282	129,190	114,733	(49,955)	79,235
2014	479,275	(88,114)	259,567	738,843	598,248	(3,789)	208,071	806,319	118,972	84,325	(51,496)	67,476
2015	405,712	(67,192)	228,276	633,988	504,856	(3,164)	174,612	679,468	99,144	64,029	(53,664)	45,480
2016	350,726	(53,165)	201,904	552,630	425,930	(2,640)	146,384	572,314	75,204	50,526	(55,520)	19,684
2017	329,893	(43,636)	178,732	508,626	372,639	(2,192)	122,294	494,933	42,745	41,444	(56,438)	(13,693)
2018	301,116	(37,356)	157,155	458,270	316,986	(1,797)	101,279	418,265	15,870	35,559	(55,875)	(40,005)
2019	269,264	(32,256)	137,889	407,153	265,404	(1,469)	83,624	349,028	(3,860)	30,787	(54,265)	(58,125)
2020	241,473	(28,129)	120,698	362,171	221,974	(1,197)	68,851	290,826	(19,498)	26,931	(51,847)	(71,345)
2021	216,395	(24,403)	105,330	321,725	185,393	(973)	56,504	241,897	(31,002)	23,430	(48,826)	(79,828)
2022	194,913	(21,216)	91,578	286,491	155,053	(787)	46,190	201,244	(39,859)	20,429	(45,388)	(85,247)
2023	174,866	(18,359)	79,247	254,113	129,134	(632)	37,577	166,711	(45,732)	17,727	(41,670)	(87,402)
2024	156,577	(15,809)	68,238	224,815	107,274	(505)	30,414	137,688	(49,303)	15,304	(37,823)	(87,127)
2025	140,201	(13,534)	58,418	198,618	88,925	(401)	24,472	113,396	(51,276)	13,133	(33,946)	(85,222)
2026	125,455	(11,506)	49,664	175,119	73,547	(316)	19,551	93,098	(51,908)	11,189	(30,113)	(82,021)
2027	112,073	(9,700)	41,871	153,944	60,638	(247)	15,487	76,125	(51,435)	9,453	(26,384)	(77,819)
2028	100,080	(8,096)	34,946	135,026	49,863	(191)	12,142	62,005	(50,217)	7,905	(22,804)	(73,022)
2029	89,324	(6,672)	28,797	118,122	40,866	(146)	9,395	50,261	(48,459)	6,525	(19,402)	(67,861)
2030	79,666	(5,408)	23,344	103,010	33,346	(110)	7,149	40,495	(46,320)	5,298	(16,195)	(62,514)
2031	70,937	(4,289)	18,515	89,452	27,096	(81)	5,320	32,416	(43,841)	4,209	(13,195)	(57,036)
2032	63,061	(3,301)	14,250	77,311	21,876	(58)	3,838	25,715	(41,185)	3,244	(10,412)	(51,596)
2033	56,035	(2,430)	10,490	66,525	17,557	(39)	2,646	20,203	(38,478)	2,391	(7,844)	(46,322)
2034	49,690	(1,664)	7,181	56,871	13,965	(25)	1,692	15,657	(35,725)	1,639	(5,489)	(41,214)
2035	43,902	(992)	4,281	48,183	10,899	(14)	940	11,839	(33,003)	978	(3,341)	(36,345)
>2035	47,116	(422)	1,836	48,951	9,984	(6)	376	10,359	(37,132)	416	(1,460)	(38,592)

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — CWALT 2007-8CB A9

Select Cusip: 02150FAJ9 CWALT 2007-8CB A9

201005

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	95.75	w/acc 95.77
Settle Dt	1/2/08	Yield@6cpr	6.60	
Orig	10,799,400	WAL@6cpr	10.87	
Current	10,068,506	Mod Dur	7.45	
Factor	0.9323	@purch	Tsy	Swap
Orig Invest	9,640,595	Yield	4.09	4.78

Current Tranche Information *(source: Intex)*

Tranche	A9
Type	SEN_SPR_FIX
Coupon	6.00
Orig	113,437,000
Current	85,134,198
CurrFactor	0.750498

Ratings

	Orig	Curr	Effect Dt
S&P	AAA	CCC	6/4/09
Mdy	Aaa	B3/*-	1/14/10
Fitch	NA		

Credit Support

Orig	9.41%
Current	7.94%
CreditSupp. Group:	COLLAT
Tranche Group:	COLLAT

Realized Cashflows-to-Date

Current Face	8,104,924	# of Payments	28
Principal	1,963,582	% Paiddown	19.50%
Coupon	1,262,357	% Writedown	0.00%
AllCashflow	3,225,939	$ Writedown	(0)

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	751,737,398	Orig # Assets	3482
Curr Collat	516,288,025	Curr # Assets	2488
Factor	0.6868		
MasterServicer	Countrywide Home Loans Servicing		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss	MaxLoss
											ppstress_1	ppstress_7
All Collat Loss-to-Date ($mm)		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0		
All Collat Loss-to-Date(%orig)		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		
All Collateral Forward Projections	Default ($mm)	0.0	NA	32.4	62.9	118.5	167.7	211.3	250.0	284.5	32.4	284.5
	Loss ($mm)	0.0	NA	11.4	22.0	41.5	58.7	74.0	87.5	99.6	11.4	99.6
	Default (%curr)	0.00%	NA	4.65%	9.02%	16.98%	24.03%	30.27%	35.82%	40.76%	4.65%	40.76%
	Loss (%curr)	0.00%	NA	1.63%	3.16%	5.94%	8.41%	10.60%	12.54%	14.27%	1.63%	14.27%
	Severity		NA	35.05%	35.03%	34.98%	35.00%	35.02%	35.01%	35.01%	35.05%	35.01%
All Collateral Life Total	Loss ($mm)	0.0	NA	11.4	22.0	41.5	58.7	74.0	87.5	99.6	11.4	0.4
	Loss (%orig)	**0.00%**	**NA**	**1.51%**	**2.93%**	**5.52%**	**7.81%**	**9.84%**	**11.64%**	**13.25%**	**1.51%**	**35.01%**
Tranche Life Totals	Life Yield	6.60	NA	6.62	6.65	6.58	6.57	6.46	6.28	6.07	6.62	6.07
	WAL	10.87	NA	10.37	9.80	12.52	10.19	8.89	8.04	7.43	10.37	7.43
	Coupon CF	6,525,493	NA	6,224,863	5,884,408	7,526,902	6,114,547	5,333,853	4,821,385	4,448,104	6,224,863	4,448,104
	Principal CF	10,068,506	NA	10,068,506	10,068,506	10,035,152	9,881,873	9,710,523	9,546,650	9,393,217	10,068,506	9,393,217
	PrinNotRec CF	-	NA	0	0	33,355	186,633	357,983	521,856	675,289	0	675,289
	%Face Not Rec	0.0%	NA	0.0%	0.0%	0.3%	1.9%	3.6%	5.2%	6.7%	0.0%	6.7%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis — CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	751.7	516.3	6.43	38.0	62.0	713	207,511	0.00%	320.0	320.0
COLLAT	751.7	516.3	6.43	38.0	62.0	713	207,511	0.00%	320.0	320.0
COLLAT	751.7	516.3	6.43	38.0	62.0	713	207,511	0.00%	320.0	320.0

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	9.96	10.68	10.68	11.13	10.51	5.93	5.07	4.03	5.61	2.23%	16.79
COLLAT	9.96	10.68	10.68	11.13	10.51	5.93	5.07	4.03	5.61	2.23%	16.79
COLLAT	9.96	10.68	10.68	11.13	10.51	5.93	5.07	4.03	5.61	2.23%	16.79

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	4.10	2.37	10.93	6.07	1.33	20.7	18.33	1.84	No	No	No
COLLAT	4.10	2.37	10.93	6.07	1.33	20.70	18.33	1.84	No	No	No
COLLAT	4.10	2.37	10.93	6.07	1.33	20.70	18.33	1.84	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
Liq@6cpr	17.81%	76.0	30.2%	128.9	59.0%
Stress1@6cpr	24.85%	106.0	41.4%	176.6	60.0%
LiqDef125@6cpr	22.23%	94.8	37.7%	160.8	59.0%
Liq@8cpr	17.56%	74.9	29.8%	127.0	59.0%
Stress1@8cpr	23.50%	100.2	39.2%	166.9	60.0%
LiqDef125@8cpr	21.90%	93.4	37.2%	158.4	59.0%
Liq@15cpr	16.70%	71.2	28.3%	120.8	59.0%
Stress1@15cpr	19.64%	83.8	32.7%	139.4	60.1%
LiqDef125@15c	20.77%	88.6	35.2%	150.3	59.0%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.00%	0.00
PostPurchase	2.23%	16.79

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
Liq@6cpr	17.5%	131.4
Stress1@6cpr	21.5%	161.4
LiqDef125@6cpr	20.0%	150.2
Liq@8cpr	17.3%	130.3
Stress1@8cpr	20.7%	155.6
LiqDef125@8cpr	19.8%	148.8
Liq@15cpr	16.8%	126.6
Stress1@15cpr	18.5%	139.2
LiqDef125@15c	19.1%	144.0

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	751.7	11.76%	88.4
Intex OBal	*751.7*		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions > asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	NA	NA

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis — CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	*Liq*	4.32	4.22	3.93
	Stress1	3.60	3.58	3.59
	LiqDef125	3.72	3.58	3.21
% of Purch. Face Received	*Liq*	62.0%	62.1%	62.5%
	Stress1	58.3%	59.0%	61.0%
	LiqDef125	59.7%	59.9%	60.4%
% of Orig Investment Received	*Liq*	64.7%	64.9%	65.3%
	Stress1	60.9%	61.7%	63.7%
	LiqDef125	62.3%	62.5%	63.1%
purchase px	*$*	*95.75*		

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*Liq*	17.82%	17.57%	16.71%
	Stress1	24.86%	23.50%	19.64%
	LiqDef125	22.24%	21.91%	20.78%
$ of Current Face Not Received CF	*Liq*	927,230	914,180	869,312
	Stress1	1,293,237	1,222,978	1,021,871
	LiqDef125	1,157,056	1,139,913	1,081,331
Est Book Px @ Life Yield	*Liq*	0.00	0.00	0.00
	Stress1	0.00	0.00	0.00
	LiqDef125	#N/A	#N/A	#N/A

Life Expected Cashflows: Current vs. Trade Date Comparison (*select scenarios in blue*)

Expected:	Current	Trade Dt	*Trade Dt1*	*Trade Dt2*	*Trade Dt3*
Selected Scen.	Liq_8cpr	ppstress_7	*ZeroLoss*	*ppstress_7*	*ppstress_1*
Collateral Loss					
Life Total ($)	86,679,337	99,570,178	730	99,570,178	11,355,900
Life Total	11.53%	13.25%	0.00%	13.25%	1.51%
Tranche					
Life Yield	5.92	6.07	6.60	6.07	6.62
PrinReceived($)	9,472,679	9,393,217	10,068,506	9,393,217	10,068,506
(%)	94.1%	93.3%	100.0%	93.29%	100.0%
Total Cashflow	14,364,268	13,841,321	16,593,999	13,841,321	16,293,369

Fair Value Estimate

Liq_8cpr	
Yield	**Price**
3.00	111.34
4.00	104.61
5.00	98.63
6.00	93.28
7.00	88.48
8.00	84.16
9.00	80.26
purchpx	95.75

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
5.80
5.85
5.90
5.95
6.00
6.05
6.10

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201005	>201005
Principal Received	9,393,217	2,604,956	6,788,262
Principal Not Received	(675,289)	-	(675,289)
Coupon	4,448,104	1,244,413	3,203,691
Total Cashflows	13,841,321	3,849,368	9,991,953
Current: Liq_8cpr	**Total**	**<=201005**	**>201005**
Principal Received	9,472,679	1,963,582	7,509,097
Principal Not Received	(595,827)	0	(595,827)
Coupon	4,891,589	1,262,357	3,629,232
Total Cashflows	14,364,268	3,225,939	11,138,329
Difference	**Total**	**<=201005**	**>201005**
Principal Received	79,462	(641,373)	720,835
Principal Not Received	79,462	0	79,462
Coupon	443,485	17,944	425,541
Total Cashflows	522,947	(623,429)	1,146,376

Current Cashflow Expectation

2,000
1,500
1,000
500
-
(500)
(1,000)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison

CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:		ppstress_7		Current Expectation		Liq_8cpr		Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	9,393,217	(675,289)	4,448,104	13,841,321	9,472,679	(595,827)	4,891,589	14,364,268	79,462	79,462	443,485	522,947
<=201005	2,604,956	-	1,244,413	3,849,368	1,963,582	0	1,262,357	3,225,939	(641,373)	0	17,944	(623,429)
>201005	6,788,262	(675,289)	3,203,691	9,991,953	7,509,097	(595,827)	3,629,232	11,138,329	720,835	79,462	425,541	1,146,376
2008	894,853	-	532,710	1,427,563	733,727	0	529,232	1,262,959	(161,126)	0	(3,478)	(164,604)
2009	1,204,396	-	517,529	1,721,925	1,080,552	-	528,482	1,609,034	(123,844)	-	10,953	(112,891)
2010	1,095,077	-	445,804	1,540,881	828,787	-	478,483	1,307,270	(266,290)	-	32,679	(233,611)
2011	818,896	-	389,373	1,208,269	1,008,375	(504,560)	391,977	1,400,353	189,480	(504,560)	2,604	192,084
2012	702,865	(58,374)	342,814	1,045,679	541,761	(45,425)	337,071	878,832	(161,104)	12,949	(5,743)	(166,848)
2013	579,381	(119,267)	297,666	877,047	476,321	(5,601)	306,061	782,382	(103,060)	113,666	8,395	(94,665)
2014	479,275	(88,114)	259,567	738,843	437,174	(5,066)	278,253	715,427	(42,101)	83,048	18,686	(23,415)
2015	405,712	(67,192)	228,276	633,988	401,180	(4,579)	252,737	653,918	(4,532)	62,613	24,461	19,930
2016	350,726	(53,165)	201,904	552,630	368,269	(4,135)	229,327	597,596	17,543	49,030	27,423	44,966
2017	329,893	(43,636)	178,732	508,626	361,925	(3,716)	207,353	569,278	32,032	39,920	28,621	60,653
2018	301,116	(37,356)	157,155	458,270	339,674	(3,298)	185,858	525,532	38,558	34,058	28,704	67,262
2019	269,264	(32,256)	137,889	407,153	310,908	(2,917)	166,094	477,003	41,644	29,339	28,205	69,849
2020	241,473	(28,129)	120,698	362,171	284,546	(2,574)	148,011	432,556	43,073	25,555	27,313	70,386
2021	216,395	(24,403)	105,330	321,725	260,303	(2,263)	131,469	391,771	43,908	22,140	26,138	70,046
2022	194,913	(21,216)	91,578	286,491	239,196	(1,981)	116,319	355,515	44,284	19,235	24,741	69,024
2023	174,866	(18,359)	79,247	254,113	218,827	(1,722)	102,417	321,244	43,961	16,637	23,170	67,132
2024	156,577	(15,809)	68,238	224,815	199,880	(1,489)	89,719	289,599	43,303	14,319	21,481	64,784
2025	140,201	(13,534)	58,418	198,618	182,466	(1,280)	78,130	260,595	42,265	12,254	19,712	61,977
2026	125,455	(11,506)	49,664	175,119	166,491	(1,092)	67,556	234,048	41,037	10,413	17,893	58,929
2027	112,073	(9,700)	41,871	153,944	151,699	(924)	57,918	209,617	39,626	8,776	16,047	55,673
2028	100,080	(8,096)	34,946	135,026	138,198	(774)	49,143	187,340	38,117	7,322	14,197	52,314
2029	89,324	(6,672)	28,797	118,122	125,810	(640)	41,154	166,963	36,485	6,032	12,356	48,842
2030	79,666	(5,408)	23,344	103,010	114,361	(520)	33,890	148,252	34,695	4,888	10,547	45,242
2031	70,937	(4,289)	18,515	89,452	103,899	(414)	27,292	131,191	32,963	3,876	8,777	41,740
2032	63,061	(3,301)	14,250	77,311	94,150	(319)	21,307	115,457	31,089	2,982	7,057	38,147
2033	56,035	(2,430)	10,490	66,525	85,246	(236)	15,890	101,136	29,211	2,195	5,400	34,611
2034	49,690	(1,664)	7,181	56,871	76,933	(162)	10,995	87,928	27,243	1,502	3,813	31,056
2035	43,902	(992)	4,281	48,183	68,533	(97)	6,598	75,131	24,630	895	2,317	26,948
>2035	47,116	(422)	1,836	48,951	73,489	(42)	2,850	76,339	26,373	380	1,015	27,387

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

© Copyright 2010, Performance Trust Investment Advisors, LLC (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. This material is for your internal use only and may not be disclosed to third parties. The research and other information provided herein has been prepared for informational purposes only and is not an offer or solicitation to purchase or sell securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing involves risks, including the potential for principal loss. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. The investments discussed herein may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate each investment discussed in the context of their own objectives, risk profile and circumstances. The information contained herein has been obtained from sources considered to be reliable, and is subject to change without notice. Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any errors or omissions or for the results obtained from the use of such information. This material has been created upon request for a specific purpose and any use beyond the narrow purpose for which this material was created would likely change the presentation and response provided herein. The material presented herein is subject to change without notice.

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Appendix D

PLMBS OTTI TOOL

Analysis Date 6/30/2010

Break Links

	Cusip	02150FAJ9	02150FAJ9	02150FAJ9
	Original Face	$10,799,400	$10,799,400	$10,799,400
	Book Price	$94.68	$94.68	$94.68
	Name	CWALT 2007-8CB A9	CWALT 2007-8CB A9	CWALT 2007-8CB A9
	Current Face	$8,092,364	$8,092,364	$8,092,364
	Coupon	6.000	6.000	6.000
	60+ Delinquency %	21.03	21.03	21.03
	Factor	0.749	0.749	0.749
	CPR	5.59	5.59	5.59
	(1) CDR*	12.6	12.6	12.6
	(1) Months	24	24	24
	Severity	45.00	50.00	58.12
	Lag	0	0	0
	* If no CDR speed, must use 0			
	Average Life	9.24	9.33	9.51
	Cumulative Default (Curr Face) %	21.11	21.11	21.10
	Liquidation / 60+ Del %	100	100	100
	Proj Bond Cum Loss (Orig) %	2.41	3.24	4.62
	Proj Bond Cum Loss (Curr Face) %	3.22	4.32	6.17
Tot Prin Not Rec ($1,109,098)	Remaining Principal Not Received	$260,266	$349,901	$498,932
	Remaining Principal Received	$7,832,098	$7,742,463	$7,593,432
Tot Inv Not Rec ($68,339)	Book Value	$7,661,771	$7,661,771	$7,661,771
	Investment Not Received	$0	$0	$68,339
	Purchase Yield	6.24	6.24	6.24
Total OTTI Req ($140,662)	Price (PV at Purchase Yield)	$95.70	$94.67	$92.95
	Total OTTI Required	**$0**	**($877)**	**($139,785)**
	Projected Life Yield	6.37%	6.25%	6.05%
	Cash Flow to Pricing Date	6.31%	6.31%	6.31%
	Projected Forward Cash Flow	6.39%	6.21%	5.91%
	rtg sp		CCC	CCC
	rtg moody		B3/*-	B3/*-
	rtg fitch			

Original credit enhancement was 9.43% - so add 2.41% and total estimated life loss = 11.84% - in line with S&P estimate of 11.76%

Appendix E:

United Security Bank
CMO Analysis - Other than Temporary Impairment
Pursuant to Early Adoption of SFAS No. 115-2
June 30, 2010

Comparison of Cash Flows from 03/31/10 forward compared to Current Amortized Cost:
(Credit Loss at June 30, 2010)

Rate - current yield	7.08%	7.11%	6.34%
CPR used for current analysis (3 month avg)	11.40	8.00	8.00
Amortized Cost - 6/30/10	4,368,127	1,329,005	7,661,771
Difference - Credit Loss if negitive	**(280,473)**	**(87,468)**	**(89,233)**
Present value of cash flows - 2010 (1)	785,911	204,459	792,902
Present value of cash flows - beyond 2010 (1)	3,301,742	1,037,078	6,779,636
Total NPV	4,087,653	1,241,537	7,572,539

(1) 2010 has only 6 months remaining so NPV calcualtion has been modified to incorporate shortened time period.

	RALI A10 Total	RALI A1 Total	CWALT Total
2010	813,741	211,723	818,026
2010	0	0	0
2011	959,686	254,088	1,409,855
2012	534,301	147,820	987,209
2013	451,514	130,606	699,826
2014	395,741	119,449	657,678
2015	347,236	109,189	617,864
2016	306,983	102,426	580,585
2017	278,014	95,591	574,982
2018	243,897	86,906	547,979
2019	214,087	78,928	511,961
2020	188,002	71,609	477,984
2021	165,058	65,948	445,787
2022	144,981	58,512	416,615
2023	127,330	52,863	387,822
2024	111,829	47,676	360,417
2025	98,193	42,921	334,559
2026	86,158	38,494	310,164
2027	75,525	34,455	286,853
2028	66,096	30,797	264,890
2029	57,699	27,417	244,110
2030	50,253	24,353	224,469
2031	43,678	21,507	205,989
2032	37,783	18,939	188,181
2033	32,409	16,533	171,448
2034	27,592	14,153	155,332
2035	22,885	11,676	136,327
2036	15,637	4,591	148,235
	5,896,310	1,919,170	12,165,145

Appendix 2 - March 31, 2010

Memorandum

To: *Audit File – March 31, 2010*
Cc:
From: *Accounting/Finance*
Date: *04/03/2010*
Subject: *Analysis of CMO's for Other-than-temporary Impairment at3/31/10*

At March 31, 2010, the Company had investments in three collateralized mortgage obligations (CMO's) purchased in January of 2008. The three CMO's are carried as available-for-sale securities (AFS) pursuant to SFAS No. 115. The total book value at March 31, 2010 was approximately $13.6 million and the carrying value was $9.9 million representing an unrealized loss of approximately $3.7 million. The summary of the three CMO's (including OTTI adjustments) at December 31, 2009 is as follows:

RALI 2006-QS16 A10	Par	Book	Discount	% Disc
Original	8,116,898	7,913,976	(202,922)	-2.50%
Current	5,355,063	4,484,193	(870,870)	-16.26%

RALI 2006-QS8 A1	Par	Book	Discount	% Disc
Original	2,319,095	2,249,522	(69,573)	-3.00%
Current	1,647,160	1,377,494	(269,666)	-16.37%

CWALT 2006-QS8 A1	Par	Book	Discount	% Disc
Original	10,068,506	9,640,595	(427,911)	-4.25%
Current	8,140,709	7,705,303	(435,406)	-5.35%

The following table provides a reconciliation between the amortized cost and the net carrying amount of the three CMO's:

	RALI A10	RALI A1	CWALT	Total
Amortized cost - BAS	5,231,345	1,601,617	7,821,154	14,654,116
Less: OTTI 3/31/09 (G/L)	(131,337)	(31,956)	0	(163,293)
Less: OTTI 6/30/09 (G/L)	(202,079)	(37,772)	0	(239,851)
Less: OTTI 9/30/09 (G/L)	(127,102)	(101,939)	(87,714)	(316,755)
Less: OTTI 12/31/09 (G/L)	(94,455)	(28,308)	0	(122,763)
Less: OTTI 03/31/10 (G/L)	(192,179)	(24,148)	(28,137)	(244,464)
Total OTTI	(747,152)	(224,123)	(115,851)	(1,087,126)
Net amortized cost	4,484,193	1,377,494	7,705,303	13,566,990
Less unrealized loss	(1,304,357)	(356,215)	(2,013,400)	(3,673,972)
Net carrying amount	3,179,836	1,021,279	5,691,903	9,893,018

The Company elected to adopt the provisions of FSP FAS 115-2 effective March 31, 2009. Pursuant to the provisions of FSP FAS 115-2 the Company determined:

- As with December 31, 2009, the fair value for the CMO's in question is less than the balance sheet date at March 31, 2010, thus all are impaired.
- The Company does not intend to sell the CMO's and it is *NOT* more than likely that the Company will be required to sell the CMO's before the recovery of its amortized cost.
- The Company needs to determine whether the CMO impairment is other-than-temporary.
- The Company needs to determine whether a credit loss exists pursuant to the guidelines of FSP FAS 115-2 if it is determined that there is other-than-temporary impairment.

A security is deemed to be Other Than Temporarily Impaired (OTTI) when the holder of that security does not expect the recovery of the entire cost basis of that security (FSP FAS 115-2.)

In assessing the impaired securities to determine whether they are other-than-temporarily impaired, the Company utilized estimates of cash flows that a market participant would use in determining whether there has been an adverse change in the estimated cash flows. The Company utilized the aid of Performance Trust Capital Partners, a third party specialist and consultant in MBS and CMO products.

Pursuant to EITF 99-20 the Company analyzed whether it was probable that there had been an adverse change in cash flows from the cash flows previously projected (December 31, 2009). To determine this, we reviewed a number of factors including changes in delinquency rates, LTV ratios, agency ratings and market prices (see Appendix A). In addition, we reviewed anticipated cash flows projected by Performance Trust. The Company concluded that there had been adverse changes in the factors related to anticipated future cash flows including declines in agency ratings, as well as increases in delinquencies and CPR speeds. Market prices improved between December 31, 2009 and March 31, 2010.

Performance Trust provided cash flow scenarios at the direction of the Company's management which incorporated what we believe are estimates of the most probable cash flows given current market information. The cash flow models utilized a "Geographical Affordability Scenario" whereby each loan is assigned a housing price appreciation scenario based upon information specific to particular MSA or Zip code areas. The model has the ability to run prepayment speeds of 6CPR, 8CPR or 15CPR. Historical and anticipated CPR speeds for these CMO's have been running in the 8CPR to 15CPR range, so we had Performance Trust run the model at both 8CPR and 15CPR speeds to estimate the range of probabilities.

In determining whether it was probable that there had been adverse changes in cash flows, and thus potential OTI, since December 31, 2009, the Company compared the present value of the remaining cash flows as estimated at December 31, 2009 against the present value of the same cash flows estimated at March 31, 2010, discounted at the CMO's yields at December 31, 2009. **The results of the analysis indicated that all three of the CMO's had experienced adverse changes in cash flows when compared to December 31, 2009 and thus needed to be further tested for other-than-temporary impairment**. The results are as follows:

12/31/2009 RALI A10	Current RALI A10	12/31/2009 RALI A1	Current RALI A1	12/31/2009 CWALT	Current CWALT
Yield 12/31/09	6.70%	6.70%	6.88%	6.88%	6.32%	6.32%
Present value	4,645,423	4,451,749	1,381,581	1,357,118	7,412,019	7,376,933
Difference		**(193,674)**		**(24,464)**		**(35,085)**

To determine whether there was other-than-temporary impairment, and the amount of the credit loss, if any, related to the CMO's with adverse cash flow conditions (FAS 115-2), the Company then calculated the present value of the expected cash flows from March 31, 2010 forward and compared those to the amortized cost at March 31, 2010 to determine the amount of credit loss, if any (see Appendix B.) CPR's used in all three cases were 3-month averages, and respective cash flows were interpolated from the 8CPR and 15 CPR cash flows provided from Performance Trust. We believe the 3-month averages are reasonable because they incorporate near-term changes and trends while taking out some of the increased volatility of the 1-month CPR figures. The Company will continue to utilize the 3-month average going forward to be consistent from period to period.

A summary of the results of the three CMO's determined to have other-than-temporary impairment are as follows:

	RALI A10 Total	RALI A1 Total	CWALT Total	Total
Rate - current yield	6.87%	7.05%	6.32%	
CPR used for current analysis	15.85	15.70	10.68	
Present value of cash flows	$4,484,193	$1,377,494	$7,705,303	$13,566,990
Amortized Cost - 3/31/10	4,676,372	1,401,642	7,733,440	13,811,454
Difference - Credit Loss 3/31/10	**(192,179)**	**(24,148)**	**(28,137)**	**(244,464)**
Previous OTTI cumulative adjustment	(554,973)	(199,975)	(87,714)	(842,662)
Cumulative OTTI - 3/31/10	(747,152)	(224,123)	(115,851)	(1,087,126)

As a result of the analysis, the Company has determined all three CMO's were other-than-temporarily impaired, and that credit losses for those CMO's as defined under FSP FAS 115-2 totaled $244,464 pre-tax ($143,667 net of tax) for the quarter ended March 31, 2010. The amount of other-than-temporary impairment related to credit losses has been recognized in earnings as of March 31, 2010. The remainder of the impairment related to the CMO's has been recognized in other comprehensive income, net of taxes (as they have been in the past under SFAS No. 115).

A summary of the total impairment of the three CMO's at March 31, 2010 and the credit loss recorded during the first quarter of 2010 is as follows:

	RALI 2006-QS1G A10 74922LAK9	RALI 2006 QS8 A1 75115AAA9	CWALT 2007-8CB A9 02150FAJ9	Total
Amortized cost (Bas)	$5,231,345	$1,601,617	$7,821,154	$14,654,116
Credit loss - previous periods	(554,973)	(199,975)	(87,714)	(842,662)
Net cost prior to credit loss	4,676,372	1,401,642	7,733,440	13,811,454
Credit loss (expense) 1st qtr	**(192,179)**	**(24,148)**	**(28,137)**	**(244,464)**
Other impairment (OCI)	(1,304,357)	(356,215)	(2,013,400)	(3,673,972)
Carrying amount	3,179,836	1,021,279	5,691,903	9,893,018
Total impairment	($1,496,536)	($380,363)	($2,041,537)	($3,918,436)

Appendix A:

United Security Bank
Investment Analysis - OTTI
March 31, 2010
(4/02/10)

	March 31, 2010	March 31, 2010	March 31, 2010	December 31, 2009	December 31, 2009	December 31, 2009	Difference 1st Qtr 2010	Difference 1st Qtr 2010	Difference 1st Qtr 2010
Name	CWALT 2007-8CB A9	RALI 2006-QS1G A10	RALI 2006 QS8 A1	CWALT 2007-8CB A9	RALI 2006-QS1G A10	RALI 2006 QS8 A1	CWALT 2007-8CB A9	RALI 2006-QS1G A10	RALI 2006 QS8 A1
CUSIP	02150FAJ9	74922LAK9	75115AAA9	02150FAJ9	74922LAK9	75115AAA9	02150FAJ9	74922LAK9	75115AAA9
Tranche	A9	A10	A1	A9	A10	A1	A9	A10	A1
Par value (BAS)	$8,140,709	$5,355,063	$1,647,160	$8,254,227	$5,643,377	$1,724,691	($113,518)	($288,314)	($77,531)
Carrying amount (fair value)	$5,691,902	$3,179,836	$1,021,279	$5,412,148	$3,306,426	$995,606	$279,754	($126,590)	$25,673
Amortized cost before OTTI (BAS)	$7,821,154	$5,231,345	$1,601,617	$7,927,275	$5,511,793	$1,676,559	($106,121)	($280,448)	($74,942)
Realized loss (OTTI) thru period-end	($115,851)	($747,152)	($224,123)	($87,714)	($554,973)	($199,975)	($28,137)	($192,179)	($24,148)
Net amortized cost	$7,705,303	$4,484,193	$1,377,494	$7,839,561	$4,956,820	$1,476,584	($134,258)	($472,627)	($99,090)
Unrealized gain (loss) - FAS115	($2,013,401)	($1,304,357)	($356,215)	($2,427,413)	($1,650,394)	($480,978)	$414,012	$346,037	$124,763
Market price	0.6992	0.5938	0.6200	0.6557	0.5859	0.5773	0.0435	0.0079	0.0428
Rating S&P - Current	CCC	CC	CC	CCC	CCC	CCC	**No Change**	**Decline**	**Decline**
Rating S&P - at purchase	AAA	AAA	AAA	AAA	AAA	AAA			
Rating Moody - Current	B3/*-	Caa2/*-	Caa2/*-	B3	Caa2	Caa2	**No Change**	**No Change**	**No Change**
Rating Moody - at purchase	Aaa	Aaa	Aaa	Aaa	Aaa	Aaa			
Rating Fitch - Current	NA	C	C	NA	C	C	N/A	**No Change**	**No Change**
Rating Fitch - at purchase	NA	AAA	AAA	NA	AAA	AAA			
Delinquent % - 30-59 days	4.65%	7.36%	4.37%	5.27%	6.13%	5.33%	-0.62%	**1.23%**	-0.96%
Delinquent % - 60-89 days	2.80%	3.39%	3.82%	3.03%	2.92%	3.25%	-0.23%	**0.47%**	**0.57%**
Delinquent % - 90+ days	11.43%	9.03%	7.42%	8.84%	8.46%	7.04%	**2.59%**	**0.57%**	**0.38%**
Foreclosure	7.68%	17.29%	17.75%	6.92%	17.45%	17.82%	**0.76%**	-0.16%	-0.07%
REO	1.62%	1.75%	1.05%	1.57%	1.22%	1.13%	**0.05%**	**0.53%**	-0.08%
%LTV - LT 70%	58.40%	28.63%	25.36%	58.52%	27.98%	24.94%	**-0.12%**	0.65%	0.42%
%LTV - 70 - 80%	36.12%	62.69%	65.19%	35.94%	64.44%	66.63%	0.18%	**-1.75%**	**-1.44%**
%LTV - 80 - 90%	3.90%	7.59%	7.84%	3.80%	6.43%	6.85%	0.10%	1.16%	0.99%
%LTV - GT 90%	1.58%	1.09%	1.61%	1.74%	1.15%	1.58%	**-0.16%**	**-0.06%**	0.03%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	0.00%	0.00%	0.00%
Credit support - present	8.76%	0.16%	0.78%	9.09%	1.99%	2.48%	**-0.33%**	**-1.83%**	**-1.70%**
Credit support - original	9.41%	6.75%	6.75%	9.41%	6.75%	6.75%	0.00%	0.00%	0.00%
Credit coverage for 30 - 90+ days	61.56%	1.29%	6.94%	76.58%	17.49%	24.10%	**-15.02%**	**-16.20%**	**-17.16%**
CPR - 1 month	9.84	12.90	12.70	9.65	17.60	16.83	**0.19**	(4.70)	(4.13)
CPR - 3 months	10.68	15.85	15.70	10.18	20.70	17.28	**0.50**	(4.85)	(1.58)
CPR - 6 months	10.43	18.33	16.50	11.58	20.03	16.41	(1.15)	(1.70)	**0.09**
CPR - 12 months	11.97	17.83	16.33	12.12	17.64	15.51	(0.15)	**0.19**	**0.82**
CPR - Life	10.39	14.48	15.27	10.46	14.35	15.22	(0.07)	**0.13**	**0.05**

Appendix B:

United Security Bank
CMO Analysis - Other than Temporary Impairment
Pursuant to Early Adoption of SFAS No. 115-2
March 31, 2010

Comparison of Cash Flows from 12/31/09 forward compared to Current Amortized Cost:
(Credit Loss at March 31, 2010)

Rate - current yield	6.87%	7.05%	6.32%
CPR used for current analysis (3 month avg)	15.85	15.70	10.68
Amortized Cost - 3/31/10	4,676,372	1,401,642	7,733,440
Difference - Credit Loss if negitive	**(192,179)**	**(24,148)**	**(28,137)**
Present value of cash flows	4,484,193	1,377,494	7,705,303

	RALI A10 Total	RALI A1 Total	CWALT Total
2010	1,252,252	365,675	1,398,140
2011	1,082,730	333,914	1,461,595
2012	790,519	246,635	1,210,126
2013	598,357	188,369	1,016,130
2014	461,930	146,455	862,880
2015	360,389	114,911	730,545
2016	284,120	92,078	621,440
2017	228,582	73,773	550,243
2018	179,826	58,239	477,330
2019	141,632	46,051	408,683
2020	111,751	36,482	350,130
2021	88,321	29,155	300,441
2022	69,853	22,936	259,072
2023	55,150	18,200	223,398
2024	43,427	14,407	192,761
2025	34,026	11,343	166,597
2026	26,463	8,864	144,277
2027	20,386	6,866	124,926
2028	15,517	5,266	108,069
2029	11,632	3,984	93,286
2030	8,558	2,967	80,220
2031	6,149	2,164	68,701
2032	4,276	1,536	58,430
2033	2,839	1,050	49,389
2034	1,755	678	41,392
2035	952	396	34,108
2036	360	110	33,294
	5,881,755	1,832,504	11,065,601
	0	0	0

United Security Bank
Summary Report
Remittance Date: February 2010

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PERFORMANCE TRUST
CAPITAL PARTNERS

Pre-Purchase Analytics			Realized Cashflows					Descriptive Data									
							Yield Benchmarks																	
Pg #	Name	SettleDt	Purch Px	Orig (mm)	Curr (mm)	Orig Invest (mm)	No Loss Yld 6cpr	WAL 6cpr	Swaps	Rem Curr (mm)	Mos Held	%Paid Down	Prin (mm)	Cpn (mm)	Collat Type	Tranche Type	Credit Supp. Group	Tranche Group	Orig Rtg	Curr Rtg	All Collat 60+	Tran. Grp 60+	Credit Grp 60+	Credit Supp
8	CWALT 2007-8CB A9	01/02/08	95.75	$10.8	$10.1	$9.6	6.60	10.87	4.78	$8.2	25	18.66%	$1.9	$1.1	ALT_A	SEN_SPR_FIX	COLLAT	COLLAT	AAA	CCC	22.15	22.15	22.15	8.76%
9	RALI 2006-QS16 A10	01/02/08	97.50	$8.7	$8.1	$7.9	6.70	4.21	4.12	$5.4	25	32.94%	$2.7	$0.9	ALT_A	SEN_FIX	COLLAT	COLLAT	AAA	C	30.75	30.75	30.75	0.16%
10	RALI 2006-QS8 A1	01/02/08	97.00	$2.5	$2.3	$2.2	6.87	4.04	4.10	$1.7	25	27.86%	$0.6	$0.3	ALT_A	SEN_FIX	COLLAT	COLLAT	AAA	C	29.43	29.43	29.43	0.78%

© Copyright 2009. **Performance Trust Capital Partners, LLC** (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. The research and other information provided herein has been prepared for informational purposes only and is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere to and be bound by the terms and conditions of Performance Trust's Confidential Policy, as it may be amended from time to time. This is not an offer or solicitation to the purchase or sale of securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing in bonds involves risks, including the risk of the loss of principal and rising interest rates that decrease the value of the bonds. The investments discussed may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate investments in the context of their own objectives, risk profile and circumstances. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. Performance Trust has prepared this report incorporating information provided by third party market data sources. Although Performance Trust believes this information to be reliable, Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any inaccuracies, errors or omissions or for the results obtained from the use of such information. Performance Trust cannot and does not make any claim as to the prepayment consistency and/or the future performance of any securities or structures. CMO and Mortgage-backed yields and cash flow projections are calculated using estimates based on assumed prepayment assumptions that may or may not be met as of the date of this report, and are quoted as bond equivalent yields unless otherwise noted. Changes in prepayment rates and/or payments may significantly affect yield, price total return and average life. Prices, quotes, yields, call features and availability are subject to change without notice. Market prices are only indicators and are subject to changes in market conditions and subject to prior sale and price change. The decision of whether to adopt any strategy or to engage in any transaction and the decision of whether any strategy or transaction fits into an appropriate portfolio structure remains the responsibility of the customer and/or its advisors.

Collateral Analysis										
			Collateral Forward Projections									
		HPA	0hpa@4crr			-10hpa@4crr			GeoAff@4crr			
Pg #	Name	Scen?	%Def	%Sev	%Loss	%Def	%Sev	%Loss	%Def	%Sev	%Loss	
8	CWALT 2007-OC8 A9	Yes	29.31%	31.74%	9.30%	31.02%	35.55%	11.04%	30.47%	34.40%	10.48%	
9	RALI 2006-QS16 A10	Yes	40.34%	44.07%	17.78%	42.50%	47.40%	20.09%	41.58%	46.35%	19.27%	
10	RALI 2006-QS8 A1	Yes	38.88%	45.19%	17.57%	40.84%	48.85%	19.97%	40.04%	47.49%	19.02%	

	Tranche Performance Monitoring								Credit Support Depletion Timing			*Actual date is contingent on servicer liquidation timing				
	Earnings		Cash Flows						REO&FCL Loss vs. CreditSupp			CreditSupp Depletion Rate			HPA Scenario: 1st Writedown*	
	Life Yield		$PrinRec/$OrigInv		%Prin Not Rec(Fwd)		EconVal(Swaps+250bp)		CreditSup	Pipeloss	CreditSupp	Credit	1m Chg	Mths till		CurrBal@
Pg #	Min	Max	Min	Max	Min	Max	Min	Max	FCL&REO	@Sev.	-PipeLoss	Supp%	Rate	Depl.	Date	Date
8	6.43	6.85	100.06%	103.52%	1.08%	4.21%	97.86	102.68	5.24	4.62	4.14	0.76%	-0.13%	67	Jan-14	$5.4
9	4.27	4.62	88.96%	93.29%	13.48%	19.78%	85.52	91.96	10.95	9.47	-0.51	0.16%	-0.55%	0	Mar-10	$5.9
10	4.42	4.81	88.83%	93.52%	12.87%	19.18%	88.06	92.53	10.71	9.36	-0.58	0.78%	-0.56%	1	Apr-10	$1.6

© Copyright 2009. **Performance Trust Capital Partners, LLC** (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. The research and other information provided herein has been prepared for informational purposes only and is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere to and be bound by the terms and conditions of Performance Trust's Confidential Policy, as it may be amended from time to time. This is not an offer or solicitation to the purchase or sale of securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing in bonds involves risks, including the risk of the loss of principal and rising interest rates that decrease the value of the bonds. The investments discussed may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate investments in the context of their own objectives, risk profile and circumstances. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. Performance Trust has prepared this report incorporating information provided by third party market data sources. Although Performance Trust believes this information to be reliable, Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any inaccuracies, errors or omissions or for the results obtained from the use of such information. Performance Trust cannot and does not make any claim as to the prepayment consistency and/or the future performance of any securities or structures. CMO and Mortgage-backed yields and cash flow projections are calculated using estimates based on assumed prepayment assumptions that may or may not be met as of the date of this report, and are quoted as bond equivalent yields unless otherwise noted. Changes in prepayment rates and/or payments may significantly affect yield, price total return and average life. Prices, quotes, yields, call features and availability are subject to change without notice. Market prices are only indicators and are subject to changes in market conditions and subject to prior sale and price change. The decision of whether to adopt any strategy or to engage in any transaction and the decision of whether any strategy or transaction fits into an appropriate portfolio structure remains the responsibility of the customer and/or its advisors.

Credit Surveillance Legend (Single Cusip)

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This credit surveillance report is a summary analysis for recent distressed purchases of individual securities backed by non-agency mortgage collateral. The report enables portfolio managers to monitor individual security purchases both prospectively (ie. Look-Forward) and retrospectively (ie. Look-Back).

Prospectively, the report includes descriptive information that describes the current state of the individual tranche and deal collateral as well as home price appreciation scenario analysis to evaluate how the collateral and tranche may perform going forward.

The report is designed so portfolio managers can answer the following questions:

- *What are the characteristics of the collateral backing the deal?*
- *Given the characteristics of the collateral, how is it projected to perform going forward in terms of default, severity, and loss?*
- *How will the individual security perform going forward, given the underlying collateral and the credit support?*
- *Over the security's lifetime, what will be the yield contribution to the institution based on purchase price?*
- *What is a reasonable economic value estimate of the security given various future cashflow expectations?*

Retrospectively information such as collateral delinquencies and losses-to-date, P & I cashflows received, and losses are included as well.

Descriptive Information

1. Original Transaction Data & Analysis

The section provides data and analysis on the security **per the trade date.** The agency CMO yield as of trade date is included as a comparison benchmark for Look-Back purposes. The amount of collateral and tranche loss that can be withstood before hitting a yield target is included.

2. Performance-to-Date (actual cashflows)

This section summarizes the performance since trade date, including # of months the position has been held, P & I received to date, % of principal paid down to date.

3. Deal Information

This section includes basic deal-level information.

4. Tranche Information

This section includes basic tranche information such as coupon, orig & current balance, ratings information, tranche group data and credit support data.
note: credit support is a formula-based number and may be incorrect for more complex deal structures (super senior, cross-collat); a better alternative is Collateral Loss Breakeven in the Tranche Analysis section

5-6. Collateral Stratification & Group Breakout

This section summarizes the characteristics of the deal collateral by attributes. The attributes shown for each deal vary due to data availability. Additional data is broken out for all collateral, and the specific tranche group and/or credit support group if applicable.

7. History

This section provides a 9m history of the collateral performance including prepay & delinquency data.

Collateral & Tranche Analysis

The Collateral & Tranche Analysis section provides performance projections for the collateral and tranche in various home price appreciation (HPA) scenarios. HPA is the primary driver of credit performance after loan characteristics. Typically the analysis is run at loan-level capturing characteristics such as LTV, FICO, loan type, occupancy, purpose, and geography. *note: two stress test scenarios will be run for deals with incomplete data*

For each deal (3) HPA scenarios are run against the deal collateral. Depending upon the level of granularity available, each loan or group receives a default, severity and loss vector for a given scenario. Results are then aggregated into deal level vector projections. The scenarios analyzed are Zero hpa, -10hpa, and a geographic affordability scenario. Each scenario is quoted on an annualized basis (eg. -10hpa for 36m =27% total decline). The scenarios were originally 36m scenarios targeted to end May 2011. Each report month the number of months of the decreases.

Geographic affordability is a loan-level HPA scenario. For each CBSA (core-based statistical area), we estimate how far median home prices have to fall in relation to median income in order to return to a normal level of affordability.

1. Collateral Analysis Summary

This section provides the default, severity, and loss projections on the deal collateral for the (3) HPA scenarios described above. The projections are for a 6crr constant prepay assumption. Results are split into (3) timing subsets:

- Forward Projections (as a % of ***current*** deal collateral)
- Actual-to-date & Life Totals (as a % of ***orig*** deal collateral)
- *note: only loss statistics are available for actuals & life totals*

2. Collateral Projected Default & Severity Vectors

This section illustrates the projected default (in CDR) and loss severity vectors for the HPA scenarios analyzed.

3. Tranche Life/Realized Yield (actual + forward cashflows)

Life Yield

Estimates the lifetime realized yield on a transaction in (9) various HPA/prepay scenario combinations. The yield is calculated is based upon the settle date and price at purchasing, and incorporates both actual cashflows received to date and forward cashflow projections.

PrinRec/OrigInv

The total amount of principal received over the transactions lifetime compared to the original investment (useful for evaluating securities purchased at deep discounts)

4. Tranche Scenario Projections (forward cashflows only)

This section provides metrics on how the tranche will perform going forward.

Cashflow Summary

Various summary stats of the tranche cashflows are included:

% Prin not Received ,$Int Received , $Prin Received, $Prin Weighted Average Life (WAL)

5. Economic Value Estimation

This section provides an estimate of the tranche's economic value. Projected cashflows for each scenario are discounted at the current borrowing rate of Swaps +250bps (based upon WAL). The rationale is that this represents an attractive positive earnings margin relative to funding levels. Essentially this is the value of the cashflows if held to maturity assuming an earnings margin of +250bps to current funding rates.

© Copyright 2009, Performance Trust All Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere and be bound by the terms and conditions of Performance Trust's Confidential Policy.

Defining Home Price Appreciation (Depreciation) Scenarios

Performance Trust performs loan-level credit analysis under three home price scenarios with each scenario reflecting the change in future home prices as of a particular analysis run date. Currently Performance Trust applies these scenarios over a time horizon ending May 2011. After May 2011, home prices are modeled to appreciate at an annual rate of 3.5%. The three home price scenarios are below:

- Zero hpa annual depreciation rate
- -10hpa annual depreciation rate
- Geographic affordability

NON-AGENCY RMBS ANALYSIS
Loan-level affordability HPA scenario

Additionally Performance Trust performs a stress test (ie. *What Has to Happen?*) on each security which includes scenarios that far exceed the collateral defaults and losses projected in the above scenarios. The purpose of the stress test is to account for more severe scenarios and the possible underestimation of the collateral losses for any particular modeled scenario.

Note: Prior to any HPA-based analysis, Performance Trust begins with *significant* tuning adjustments to factor in the weakness of the current housing market. Tuning adjustments include increasing delinquency roll rates, reducing cure rates, reducing voluntary prepayments, grossing up LTVs, and reducing FICO scores. These adjustments increase loss expectations roughly 1.5-3x for the same HPA scenario compared to an "untuned" analysis.

Original Construction of National Peak-to-Trough Benchmark Scenarios

When the benchmark scenarios were initially constructed in September 2007, they were developed in the context of potential national peak-to-trough declines in home prices. At the time, most forecasts from industry experts ranged from -10% to -25% declines in home prices across the country. The opinions of the when the trough is likely to be reached was more subjective. Amongst industry experts, many felt the trough would be reached by the end of 2010 or mid 2010.

Based upon these forecast ranges and timing predictions, Performance Trust constructed two benchmark scenarios - an *optimistic* scenario and a *pessimistic* scenario, with the intent to have more conservative scenarios relative to industry forecasts. In order to simplify scenario definitions, a Zero% and -10% *annual depreciation rate* was chosen to occur over a period of 36-months for the optimistic and pessimistic scenarios respectively. These scenarios result peak-to-trough declines of -14% and -27% when compounded over thirty-six months. *Note: the section, Updating the Scenarios contains details regarding the updating of the Benchmark scenarios.*

Original Construction of a Local Geographic Affordability Scenario

The construction of two benchmark scenarios designed in the context of national peak-to-trough home price declines is a good starting point; however the nature of the housing market and mix of collateral in non-agency securities demands an analysis that incorporates local housing market fundamentals.

Geographical Affordability

Similar to the record home price appreciation that was experienced in certain local housing markets from 2003 through the end of 2006; the overwhelming consensus is that certain markets will be hit harder than others. Not surprisingly, markets that appreciated the most are typically projected to depreciate the most. For many of the worst local markets industry projections have ranged far beyond the worst case national peak-to-trough predictions to anywhere from -30% to -50% declines in home prices.

To account for variations in price depreciation of specific housing markets, Performance Trust constructs unique home price scenarios for each CBSA (core-based statistical area). The scenarios constructed for each CBSA are based upon home prices declining to a level that is "affordable" on a historical basis (2002 levels). Each CBSA affordability scenario factors in the CBSA median home price, income, and the current level of 30-year fixed-rate mortgage rates (national levels). Based upon these inputs the overall price depreciation that is necessary to restore home prices to an "affordable" level is calculated for each CBSA. For each loan within a deal, the appropriate CBSA-level scenario is chosen and analyzed. In certain CBSAs the affordability scenarios are as severe as -50% to -60% total peak-to-trough declines in home prices.

© Copyright 2009, Performance Trust All Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere and be bound by the terms and conditions of Performance Trust's Confidential Policy.

Defining Home Price Appreciation (Depreciation) Scenarios, Con't

The Geographic Affordability scenario better addresses the risk of deals dominated by loans in certain geographies compared to the National Home Price Scenarios. However the Affordability scenario should be viewed as an approximation, not a pinpoint prediction of where house prices and by association defaults/losses may end up. The methodology is not a perfect science; for starters the data is based upon median home prices, which may change solely to a change in housing market dynamics.

As well for many locales certain subtleties may be at work. For instance, in some CBSAs home prices may be less driven by local incomes (eg. vacation areas) or a specific CBSA may have incomes trending downward and dropping home prices even though homes are already affordable on a historical basis (eg. areas in Ohio, Mich.). Another potential factor is the tightening of credit amongst lending institutions which may also force home prices below traditionally "affordable" levels. However, counterarguments have been made that a "media" effect may also bring more well-pocketed individuals into the market as speculators if house prices fall well below those supported by other fundamentals such as rental rates. Despite these imperfections, the affordability scenario should be considered a reasonable approximation based upon fundamentals.

Updating the Scenarios

Regularly Performance Trust will make updates to both the Benchmark scenarios and the Geographic Affordability scenario due to the changing conditions in the housing market. These updates currently include winding down the initial 36-month scenario period each analysis month (starting May08) and recalculating each CBSA's affordability level as new home price data becomes available (quarterly).

Benchmark Scenarios

As home prices decline and delinquencies increase, homeowners default and loan losses are incurred – *the relationship between home prices and credit performance becomes realized.* From a scenario definition perspective this presents a challenge.

During any loan-level scenario analysis, the first step performed is incorporating realized changes in home prices; for each loan the LTV is recalculated factoring in that loan's realized HPA since origination. The challenge then becomes the realignment of the Benchmark scenarios. The Benchmark scenarios also need to incorporate the new information, but at the same time, keep their intent intact - conservative scenarios relative to the industry's optimistic and pessimistic peak-to-trough projections.

Initially Benchmark scenarios were constructed based upon national peak-to-trough estimates of home price declines with Zero hpa and -10hpa annual depreciation rates over 36-months reflecting -14% and -27% peak-to-trough declines respectively. Recall these scenarios were constructed during September 2007 in the backdrop of industry estimates of -10% to -25% national home price declines. For the periods between Sep. 2007 - May 2008, Performance Trust held constant the definition of the Zero hpa and -10hpa scenarios as 36-month scenarios. This was partially due to the desire to maintain a conservative set of Benchmark scenarios until a reasonable amount of performance data became available.

Starting in May 2008, Performance Trust realigned the Benchmark scenarios by winding down the 36 month horizon going forward (eg. 36m, 35m, 34m, etc.). The rationale behind the update was based upon two factors.

The first factor is that since late 2007, home prices had already experienced significant declines from their peak. Across various sources of home price appreciation data (OFHEO, Case-Schiller, Loan Performance, Radar Logic) the estimates of depreciation (as of May 2008) ranged between -7% to -14% depending on the source and algorithm employed. As mentioned previously, changes in home prices are captured in the analysis by recalculating each loan's LTV.

The second factor is that as of May 2008, industry participants now had access to more performance data when constructing their peak-to-trough forecasts. Many industry experts have made revisions to their initial forecasts and generally have revised their original peak-to-trough estimates upward.

S&P/Case-Shiller Home Price Indices

Freddie Mac CEO: Home Price Decline 'Halfway Through' (LA Times, Aug. 6th, 2008)
"Freddie Mac CEO Richard Syron: "Previously we said house prices would fall at least 15% nationally peak-to-trough... We now believe that national home prices will fall 18%-20% peak-to-trough. . . . The long and short of it is ***we now think we're about halfway through the overall peak-to-trough decline."***

© Copyright 2009, Performance Trust All Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere and be bound by the terms and conditions of Performance Trust's Confidential Policy.

Defining Home Price Appreciation (Depreciation) Scenarios, Con't

While making the update, the primary consideration was to make sure the original objective of the Benchmark scenarios remained intact: to have the Benchmark scenarios be more conservative (higher depreciation) scenarios than the industry's optimistic and pessimistic peak-to-trough projections.

At the time of realignment (May 2008), Performance Trust looked at the implicit peak-to-trough assumption embedded in the 36-month scenarios after factoring in depreciation realized to date. Given the level of national home price depreciation estimated to be between -7% to -14% off of peak, each Benchmark scenario's all-in peak-to-trough estimate at each end of the range was evaluated.

As of May 2008, assuming we had realized a -7% decline in home prices from peak, the Zero hpa and -10hpa depreciation scenarios represent -20.3% and -32.2% all-in peak-to-trough decline scenarios respectively. Alternatively if we assume a -14% decline in home prices has been realized, the Zero hpa and -10hpa scenarios represent -26.3% and -37.3% peak-to-trough decline scenarios.

	Depreciation		Index	
Peak			100	
as of May 08	-7%		93	
Scenario	**Zero hpa (optimistic)**		**-10hpa (pessimistic)**	
May09	Zero%	88.4	-10%	83.7
May10	Zero%	83.9	-10%	75.3
May11	Zero%	79.7	-10%	67.8
peak-trough	**-20.3%**		**-32.2%**	

	Depreciation		Index	
Peak			100	
as of May 08	-14%		86.0	
Scenario	**Zero hpa (optimistic)**		**-10hpa (pessimistic)**	
May09	Zero%	81.7	-10%	77.4
May10	Zero%	77.6	-10%	69.7
May11	Zero%	73.7	-10%	62.7
peak-trough	**-26.3%**		**-37.3%**	

These peak-to-trough ranges are significantly higher than the original -14% and -27% declines arrived at by running Zero hpa and -10hpa annual depreciation scenarios over 36-months. They meet our objective of running more conservative scenarios than those contained within the industry's current projections. Going forward the Benchmark scenarios will be monitored and modifications to their definitions will be made if necessary.

Geographic Affordability Scenario

The geographic affordability scenario, where each loan is assigned an HPA scenario based upon its CBSA (core-based statistical area) is updated as new data becomes available. The datasets updated include the national 30-year fixed rate mortgage rate (monthly), median home price per CBSA (quarterly), and median income per CBSA (yearly).

Given updated data, a target home price is re-calculated that results in an affordability level commensurate with 2002 levels. Once a target home price is calculated for each CBSA, the required depreciation from the CBSA's current median home price is calculated. The depreciation is then scaled over the same time horizon as the benchmark scenario.

For example, assume within a specific CBSA the current median home price is $400k and the target home price is $300k. The required depreciation would be -25%. If the current scenario horizon is 34-months then the HPA scenario for the CBSA would be -9.7% annually.

© Copyright 2008, Performance Trust All Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere and be bound by the terms and conditions of Performance Trust's Confidential Policy.

Countrywide Home Loans Alternative Loan Trust 2007-4CB [CWALT 2007-4CB A9 A9, 02150YA?9] as of 3/12/2010 | 308011-545

Original Transaction Data & Analysis

Trade/Settle Dt: 12/26/2007 - 1/2/2008	Orig mv($): 9,640,555		
Orig($): 10,799,400	PurchPrice: $95.75		
Curr($): 10,068,506	Yield@6cm: 6.60%		
Factor: 0.98232	WAL@6cm: 10.87		

Benchmark Yields as of 12/31/2007 6:00:00 PM (EST)

Mos.	@2/01	6	24	36	60	120	360
TSY	4.09	3.39	3.05	3.07	3.44	4.03	4.45
SWAP	4.78	4.60	3.85	3.94	4.21	4.71	5.06

Deal Information *Deal Closing Date: 03/29/2007*

Deal Type: RMBS	Collat Type: ALT_A	
Orig Collat Bal($): 751,737,398	Orig # Assets: 3482	
Curr Collat Bal($): 532,196,688	Curr # Assets: 2552	
Factor: 0.70770	WAC: 6.50	
Master Serv: Countrywide Home Loans Servicing		
All Collat Groups: PREM,DISC		

Realized Cashflows

- Mos. Held: 25
- Interest($): 1,140,117
- Principal($): 1,878,785
- Writedown($): -0.03
- Rem.Prin($): 8,189,722
- %Paiddown: 18.66%

Tranche Information

	Ratings	Orig	Curr	Date	Credit Support	Orig	Curr
Tranche: A9							
Type: SEN_SPR_FIX	S&P	AAA	CCC	6/4/2009	Support(%):	5.41%	8.75%
Coupon(%): 6.00%	Moody	Aaa	B3/*-	1/14/2010	Tranche Writedown: 0		
Orig Balance($): 111,437,000	Fitch	NA			Is Reremic: No		
Curr Balance($): 86,024,914	Tranche Group: All Collat						
Factor: 0.77803	Credit Supp. Group: COLLAT				*Latest CDU Date: Feb-2010*		

	All Collat Strats(FEB10)	#Assets	Bal(000s)	%		All Collat Strats(FEB10)	#Assets	Bal(000s)	%
MBA Delinquency	Current	1,931	$382,745	71.82%	State	CA	646	$163,108	30.64%
	30-59 days delq	125	$24,761	4.65%		FL	384	$74,271	13.94%
	60-89 days delq	68	$14,944	2.80%		AZ	136	$26,907	5.05%
	90+ days delq	250	$60,919	11.43%		WA	97	$21,401	4.02%
	Foreclosure	172	$40,917	7.68%		TX	156	$21,069	3.95%
	REO	36	$8,660	1.62%		NV	75	$19,026	3.57%
Curr Amortized LTV	<40	432	$64,425	12.09%	FICO	<640	258	$55,325	10.38%
	40+ to 50	433	$84,634	15.88%		640+ to 660	239	$51,781	9.72%
	50+ to 60	398	$92,067	17.28%		660+ to 680	286	$58,930	11.06%
	60+ to 70	339	$70,312	13.16%		680+ to 700	286	$58,022	10.89%
	70+ to 80	833	$192,493	36.12%		700+ to 720	314	$69,183	12.98%
	80+ to 90	110	$20,767	3.90%		720+	1,109	$232,951	43.71%
	90+	57	$8,427	1.58%					
Prod. Type	Fixed	1,654	$317,801	59.65%	Document	Low	2,066	$441,056	82.76%
	10 Yr I.O. Fixed	858	$206,060	38.66%		Full	486	$91,890	17.24%
	15 Yr I.O. Fixed	30	$7,070	1.33%					
	Balloon other	6	$1,323	0.25%					
	5 Yr I.O. Fixed	4	$692	0.13%					

GroupDetail	Curr	1mCPR	6mCPR	60+	Fcl	REO	Tot60+	FICO	LTV	UnSec
All Collat	$532.2	9.84	10.43	12.91	7.63	1.61	22.15	713	62.3	0

History (All Collat)	Feb-10	Jan-10	Dec-09	Nov-09	Oct-09	Sep-09	Aug-09	Jul-09	Jun-09	May-09	Apr-09	Mar-09
1MOCPR	9.84	9.11	13.06	9.65	9.61	11.26	11.05	12.71	15.06	14.69	18.19	8.88
1MoCDR	3.25	3.73	2.46	2.45	2.83	2.1	0.92	3.21	2.92	2.68	2.37	0.8
Delinq60+	12.91	12.74	12.59	10.96	9.51	8.75	8.29	6.79	6.84	7.75	7.69	6.96
REO(%)	1.61	1.67	1.59	1.36	1.18	0.91	0.77	0.72	0.63	0.7	0.89	0.98
Foreclosure Rate (?	7.63	7.07	6.78	6.89	7.06	6.95	6.62	6.7	6.19	4.91	3.91	3.33
Total 60+	22.13	21.48	20.96	19.41	17.75	16.60	15.68	14.21	13.66	13.36	12.49	11.27
1MoSev (%)	62.55	50.87	51.82	56.09	58.08	74.62	52.89	68.1	78.29	54.93	52.23	18.65
Collat Accum Loss (	11834	10896	9991	9364	8662	7850	7088	6841	5765	4583	4103	3475

Tranche & Collateral Scenario Analysis

In addition to a stress test, nine individual scenarios were performed using unique Loan-Level based default & severity vectors for (3) 3 year home price appreciation scenarios

Realized Yield (actual + forward CF projections)
Realized Yield (Actual & Proj. CF's)
8.00
6.00
4.00
2.00
0.00
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
% Default of Remaining Collateral
Stress Test
Apy (3rd)

How will the collateral perform going forward and to date?

Collateral Analysis (in 000's)

Forward Proj(%Curr)	% Loss	$ Loss	% Def	$ Def	% Sev
0hpa @6crr	9.30%	$49,506	29.31%	$155,996	31.74%
-10hpa @6crr	11.04%	$58,751	31.02%	$165,068	35.59%
GeoAff @6crr	10.48%	$55,773	30.47%	$162,137	34.40%

Actuals (%orig):	% Loss	$ Loss
Pre-Purch.	0%	$1
Post-Purch.	1.57%	$11,833

Collat Curr($): 532,196,688
Collat Orig($): 751,737,398

Total s (%orig):	% Loss	$ Loss
0hpa @6crr	8.16%	$61,341
-10hpa @6crr	9.39%	$70,585
GeoAff @6crr	8.99%	$67,606

Forward Projections - Default & Severity Vectors

Default (CDR) Vectors
CDR(Cum) Default Rate
12.00
9.00
6.00
3.00
0.00
Months
0hpa
-10hpa
GeoAff

Severity Vectors
% Severity
60.00
50.00
40.00
30.00
20.00
10.00
0.00
Months
0hpa
-10hpa
GeoAff

How will the individual bond perform given its support?

Tranche Analysis Summary ($ in 000's)

Actual + Fwd Proj.		6crr	8crr	15crr
Yield (Life)	0hpa	6.58%	6.66%	6.85%
	-10hpa	6.43%	6.52%	6.73%
	GeoAff	6.48%	6.57%	6.77%
Prin Rec / Orig Inv	0hpa	102.33%	102.73%	103.52%
	-10hpa	100.86%	101.47%	102.66%
	GeoAff	101.34%	101.89%	102.93%

Forward Proj. Only		6crr	8crr	15crr
Cashflow Summary				
%prin not received	0hpa	2.51%	2.01%	1.08%
	-10hpa	4.21%	3.49%	2.10%
	GeoAff	3.65%	3.00%	1.76%
Date First Writedown	0hpa	Feb-2013	Feb-2013	Apr-2013
	-10hpa	Jan-2014	Feb-2014	Mar-2014
	GeoAff	Apr-2014	May-2014	Jun-2014
$prin not received	0hpa	$205	$165	$88
	-10hpa	$345	$286	$172
	GeoAff	$299	$246	$144
$Prin received	0hpa	$7,984	$8,025	$8,101
	-10hpa	$7,845	$7,904	$8,018
	GeoAff	$7,891	$7,944	$8,046
$Int received	0hpa	$4,090	$3,499	$2,491
	-10hpa	$4,021	$3,446	$2,458
	GeoAff	$4,041	$3,464	$2,468
WAL	0hpa	8.39	7.19	5.14
	-10hpa	8.25	7.08	5.37
	GeoAff	8.29	7.12	5.39
EconValue/MTM Value (Swaps + 250bp)				
EconValue Est.	0hpa	$98.95	$100.29	$102.68
	-10hpa	$97.86	$99.35	$101.97
	GeoAff	$98.23	$99.65	$102.22

Swap Curve as of 3/11/2010 5:10:00 PM (EST)

6	24	36	60	120	360
0.4	1.06	1.68	2.59	3.67	4.42

© Copyright 2010, Performance Trust All Rights Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere to and be bound to the terms and conditions of Performance Trust's Confidential Policy.
Page No.8

RALI Series 2006-QS16 Trust (RALI 2006-QS16 A10 A10, 74922LAR9) as of 3/17/2010 | 509015-549

Original Transaction Data & Analysis

Trade/Settle Dt: 12/26/2007 - 1/2/2008
Orig mv($): 7,911,976
Orig($): 9,700,000
Purch Price: $97.50
Curr ($): 8,116,898
Yield@6crr: 6.70%
Factor: 0.83679
WAL@6crr: 4.21

Benchmark Yields as of 12/31/2007 6:00:00 PM (EST)

Mos.	@(ARL)	6	24	36	60	120	360
TSY		3.27	3.39	3.05	3.07	3.44	4.03	4.45
SWAP		4.12	4.60	3.85	3.94	4.21	4.71	5.06

Deal Information *Deal Closing Date: 11/29/2006*

Deal Type: RMBS
Collat Type: ALT_A
Orig Collat Bal($): 752,079,883
Orig # Assets: 3009
Curr Collat Bal($): 442,720,235
Curr # Assets: 1887
Factor: 0.58750
WAC: 7.09
Master Serv: Residential Funding Company
All Collat Groups: PREM,DISC

Realized Cashflows

Mos. Held: 25
Interest($): 834,828
Principal($): 2,671,529
Writedown($): 0
Rem.Prin($): 5,443,160
%Paiddown: 32.94%

Tranche Information

Tranche: A10
Type: SEN_FIX
Coupon(%): 6.00%
Orig Balance($): 180,140,000
Curr Balance($): 101,089,561
Factor: 0.56117

Ratings	Orig	Curr	Date
S&P	AAA	CC	2/16/2010
Moody	Aaa	Caa2/*-	1/14/2010
Fitch	AAA	C	8/6/2009

Tranche Group: All Collat
Credit Supp. Group: COLLAT

Credit Support	Orig	Curr
Support(%):	6.75%	0.16%

Tranche Writedown: 0
Is Reremic: No
Latest CDU Date: Feb-2010

	All Collat Strats(FEB10)	#Assets	Bal(000s)	%		All Collat Strats(FEB10)	#Assets	Bal(000s)	%
MBA Delinquency	Current	1,247	$271,601	61.35%	State	CA	196	$79,104	17.83%
	30-59 days delq	154	$32,632	7.36%		FL	206	$52,285	11.78%
	60-89 days delq	69	$15,068	3.39%		NY	124	$41,427	9.33%
	90+ days delq	154	$40,064	9.05%		NJ	115	$35,840	8.07%
	Foreclosure	256	$76,758	17.29%		TX	195	$26,764	6.05%
	REO	27	$7,752	1.75%		VA	74	$18,106	4.09%
Curr Amortized LTV	<40	78	$13,101	2.95%	FICO	<640	150	$31,679	7.14%
	40+ to 50	61	$12,843	2.89%		640+ to 660	180	$44,048	9.92%
	50+ to 60	137	$17,183	8.18%		660+ to 680	250	$58,191	13.15%
	60+ to 70	208	$60,971	14.41%		680+ to 700	334	$80,140	18.10%
	70+ to 80	1,215	$278,250	62.60%		700+ to 720	282	$67,498	15.21%
	80+ to 90	164	$33,696	7.59%		720+	691	$161,922	36.48%
	90+	24	$4,831	1.09%					
Prod. Type	Fixed	1,370	$297,451	67.01%	Document	Low	1,390	$339,440	76.47%
	10 Yr. I.O. Fixed	491	$140,829	31.71%		Full	497	$104,433	23.53%
	Balloon other	22	$4,294	0.97%					
	5 Yr. I.O. Fixed	3	$762	0.17%					
	15 Yr. I.O. Fixed	1	$109	0.12%					

GroupDetail	Curr	3mCPR	6mCPR	60+	Fcl	REO	Tot60+	FICO	LTV	AvSze
All Collat	$442.7	12.90	18.33	11.80	17.19	1.74	30.73	707	72.2	234,616

History (All Collat)	Feb-10	Jan-10	Dec-09	Nov-09	Oct-09	Sep-09	Aug-09	Jul-09	Jun-09	May-09	Apr-09	Mar-09
1MOCPR	12.9	19.86	14.62	17.6	25.3	18.97	25.68	11.55	20.19	16.43	15.01	14.22
1MoCDR	13.34	14.5	9.72	13.49	19.5	14.29	14.27	5.59	6.92	9.69	11.19	8.56
Delinq60+	11.8	11.28	10.68	10.54	10.66	9.99	10.18	8.56	9.28	10.27	9.76	10.03
REO(%)	1.74	1.69	1.37	1.21	1.80	2.01	2.37	2.74	2.39	2.17	2.05	2.3
Foreclosure Rate (%	17.19	17.16	17.75	17.37	15.62	16.09	14.5	13.85	12.9	11.06	10.65	9.65
Total 60+	30.73	30.13	29.8	29.12	28.13	28.1	27.05	25.15	24.57	23.5	22.42	21.98
1MoSev (%)	50.97	59.21	67.94	58.32	51.6	50.74	57.56	65.44	64.26	42.1	56.56	60.29
Collat. Accum Loss (	49916	47505	43994	41323	38025	33169	30013	26310	24617	22625	20744	17772

Tranche & Collateral Scenario Analysis

In addition to a stress test, nine individual scenarios were performed using unique Loan-Level based default & severity vectors for (3) 3 year home price appreciation scenarios

Realized Yield (actual + forward CF projections)
Realized Yield (Actual & Proj. CF's)
8.00
6.00
4.00
2.00
0.00
-2.00
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
% Default of Remaining Collateral
App (Orig)

How will the collateral perform going forward and to date?

Collateral Analysis (in 000's)

Forward Proj(%Curr)		% Loss	$ Loss	% Def	$ Def	% Sev
●	0hpa @6crr	17.78%	$78,716	40.34%	$178,600	44.07%
●	-10hpa @6crr	20.09%	$88,948	42.30%	$187,281	47.49%
●	GeoAff @6crr	19.27%	$85,290	41.58%	$184,099	46.33%

Actuals (%orig):	% Loss	$ Loss
Pre-Purch.	0.06%	$458
Post-Purch.	6.58%	$49,457

Collat Curr($): 442,720,235
Collat Orig($): 752,079,883

Total x (%orig):		% Loss	$ Loss
●	0hpa @6crr	17.10%	$128,632
●	-10hpa @6crr	18.46%	$138,863
●	GeoAff @6crr	17.98%	$135,206

Forward Projections - Default & Severity Vectors

Default (CDR) Vectors
CDR(Cum) Default Rate
16.00
12.00
8.00
4.00
0.00
Months
0hpa
-10hpa
GeoAff

Severity Vectors
% Severity
60.00
50.00
40.00
30.00
20.00
10.00
0.00
Months
0hpa
-10hpa
GeoAff

How will the individual bond perform given its support?

Tranche Analysis Summary ($ in 000's)

Actual + Fwd Proj.		○ 6crr	□ 8crr	△ 15crr
Yield (Life)	0hpa	4.54%	4.55%	4.62%
	-10hpa	4.27%	4.29%	4.40%
	GeoAff	4.37%	4.38%	4.48%
Prin Rec / Original	0hpa	90.54%	91.28%	93.29%
	-10hpa	88.96%	89.89%	92.27%
	GeoAff	89.52%	90.36%	92.63%

Forward Proj. Only		○ 6crr	□ 8crr	△ 15crr
Cashflow Summary				
%prin not received	0hpa	17.48%	16.40%	13.48%
	-10hpa	19.78%	18.48%	14.97%
	GeoAff	18.96%	17.74%	14.45%
Date First Writedown	0hpa	Mar-2010	Mar-2010	Mar-2010
	-10hpa	Mar-2010	Mar-2010	Mar-2010
	GeoAff	Mar-2010	Mar-2010	Mar-2010
$prin not received	0hpa	$952	$895	$734
	-10hpa	$1,077	$1,006	$815
	GeoAff	$1,032	$966	$786
$Prin received	0hpa	$4,492	$4,550	$4,709
	-10hpa	$4,367	$4,437	$4,629
	GeoAff	$4,411	$4,478	$4,657
$Int received	0hpa	$1,547	$1,886	$1,287
	-10hpa	$1,090	$1,840	$1,266
	GeoAff	$1,811	$1,857	$1,274
WAL	0hpa	6.64	5.84	4.31
	-10hpa	6.47	5.70	3.94
	GeoAff	6.53	5.75	3.97
EconValue/MTM Value (Swaps + 250bp)				
EconValue Est.	0hpa	$87.16	$88.56	$91.96
	-10hpa	$85.52	$87.04	$90.77
	GeoAff	$86.11	$87.58	$91.18

Swap Curve as of 3/17/2010 5:10:00 PM (EST)

6	24	36	60	120	360
0.4	1.06	1.68	2.59	3.67	4.42

© Copyright 2010, **Performance Trust**. All Rights Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere to and be bound to the terms and conditions of Performance Trust's Confidential Policy. Page No.8

RALI Series 2006-QS8 Trust (RALI 2006-QS8 A1 A1, 75115AAA9) as of 3/17/2010 | 308012-5A8

Original Transaction Data & Analysis		
Trade/Settle Dt: 12/26/2007 - 1/2/2008	OrigInv($): 2,249,522	
Orig($): 2,500,000	PurchPrice: $97.00	
Curr($): 2,319,095	Yield@6cpr: 6.87%	
Factor: 0.92764	WAL@6cpr: 4.04	

Benchmark Yields as of 12/31/2007 6:00:00 PM (EST)							
Mos.	@(sic)	6	24	36	60	120	360
TSY	3.24	3.39	3.05	3.07	3.44	4.05	4.45
SWAP	4.10	4.60	3.85	3.94	4.21	4.71	5.06

Deal Information *Deal Closing Date: 07/28/2006*

Deal Type: RMBS	Collat Type: ALT_A	Mos. Held: 25
Orig Collat Bal($): 966,346,145	Orig # Assets: 4266	Interest($): 251,099
Curr Collat Bal($): 321,554,064	Curr # Assets: 2416	Principal($): 646,091
Factor: 0.53870	WAC: 7.09	Writedown($): 0
Master Serv: Residential Funding Corporation		Rem.Prin($): 1,673,006
All Collat Groups: PREM,DISC		%Paiddown: 27.86%

Tranche Information

	Ratings	Orig	Curr	Date	Credit Support	Orig	Curr
Tranche: A1							
Type: SEN_FIX	S&P	AAA	CC	2/16/2010	Support(%):	6.75%	0.76%
Coupon(%): 6.00%	Moody	Aaa	Caa2/*-	1/14/2010	Tranche Writedown: 0		
Orig Balance($): 315,600,000	Fitch	AAA	C	8/6/2009	Is Reremic: No		
Curr Balance($): 211,200,000	Tranche Group: All Collat						
Factor: 0.66920	Credit Supp. Group: COLLAT				*Latest CDU Date: Feb-2010*		

	All Collat Strats(FEB10)	#Assets	Bal(000s)	%		All Collat Strats(FEB10)	#Assets	Bal(000s)	%
MBA Delinquency	Current	1,647	$342,833	65.50%	State	CA	306	$117,897	22.55%
	30-59 days delq	120	$22,841	4.37%		FL	342	$78,679	15.05%
	60-89 days delq	88	$19,973	3.82%		TX	221	$29,414	5.63%
	90+ days delq	170	$38,801	7.42%		NJ	84	$24,030	4.60%
	Foreclosure	359	$92,798	17.75%		NY	78	$22,885	4.38%
	REO	32	$5,502	1.05%		GA	125	$20,857	3.99%
Curr Amortized LTV	<40	55	$9,112	1.74%	FICO	<640	150	$32,654	6.25%
	40+ to 50	41	$9,739	1.86%		640+ to 660	240	$52,202	9.99%
	50+ to 60	121	$34,204	6.54%		660+ to 680	347	$71,862	13.75%
	60+ to 70	295	$79,500	15.21%		680+ to 700	442	$91,141	17.43%
	70+ to 80	1,646	$340,794	65.19%		700+ to 720	356	$70,342	13.46%
	80+ to 90	236	$40,969	7.84%		720+	876	$204,549	39.13%
	90+	52	$8,432	1.61%					
Prod. Type	Fixed	1,689	$326,913	62.54%	Document	Low	1,748	$398,243	76.18%
	10 Yr I.O. Fixed	718	$190,371	36.90%		Full	668	$124,507	23.82%
	Balloon other	4	$1,335	0.26%					
	5 Yr I.O. Fixed	4	$962	0.18%					
	15 Yr I.O. Fixed	1	$168	0.03%					

GroupDetail	Curr	3mCPR	6mCPR	60+	Fcl	REO	Tot60+	FICO	LTV	LnSze
All Collat	$521.6	12.70	16.50	10.72	17.67	1.04	29.43	708	73.4	215,875

History (All Collat)	Feb-10	Jan-10	Dec-09	Nov-09	Oct-09	Sep-09	Aug-09	Jul-09	Jun-09	May-09	Apr-09	Mar-09
1MOCPR	12.7	17.54	16.76	16.83	15.57	19.39	19.6	11.39	15.39	16.58	13.9	19.62
1MoCDR	10.81	10.94	11.69	13.01	12.99	14.06	10.62	7.72	6.8	9.87	6.85	10.9
Delinq60+	10.72	10.24	10.38	9.71	9.45	8.96	9.01	7.5	8.93	9.53	8.71	9.85
REO(%)	1.04	0.94	1.08	1.13	1.35	1.6	1.47	1.62	1.6	1.46	1.5	1.66
Foreclosure Rate (%	17.67	17.96	17.76	17.76	17.31	16.94	16.33	16.14	14.22	12.67	12.53	10.16
Total 60+	29.43	29.14	29.22	28.6	28.13	27.32	26.81	25.26	24.35	23.66	22.74	21.67
1MoSev (%)	60.37	61.18	60.25	56.81	55.13	61.95	58.22	48.71	55.55	54.88	68.89	67.31
Collat Accum Loss (	60801	57012	54658	51275	47636	44062	39613	36448	34529	32652	29773	27272

Tranche & Collateral Scenario Analysis

In addition to a stress test, nine individual scenarios were performed using unique loan-level based default & severity vectors for (3) 3 year home price appreciation scenarios

Realized Yield (actual + forward CF projections)
Realized Yield (Actual & Proj. CF's)
8.00
6.00
4.00
2.00
0.00
-2.00
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
% Default of Remaining Collateral

How will the collateral perform going forward and to date?

Collateral Analysis (in 000's)

Forward Proj(%Curr)	% Loss	$ Loss	% Def	$ Def	% Sev
0hpa @6cpr	17.57%	$91,640	38.88%	$200,786	45.19%
-10hpa @6cpr	19.97%	$104,148	40.84%	$213,025	48.89%
GeoAff @6cpr	19.02%	$99,176	40.04%	$208,832	47.49%

Actuals (%orig):	% Loss	$ Loss		
Pre-Purch.	0.21%	$2,023	Collat Curr($):	321,554,064
Post-Purch.	6.09%	$58,819	Collat Orig($):	966,346,145

Total x (%orig):	% Loss	$ Loss
0hpa @6cpr	15.78%	$152,503
-10hpa @6cpr	17.08%	$165,009
GeoAff @6cpr	16.56%	$160,017

Forward Projections - Default & Severity Vectors

Default (CDR) Vectors
CDR(Cumul. Default Rate)
16.00
12.00
8.00
4.00
0.00
Months
0hpa
-10hpa
GeoAff

Severity Vectors
% Severity
80.00
60.00
40.00
20.00
0.00
Months
0hpa
-10hpa
GeoAff

How will the individual bond perform given its support?

Tranche Analysis Summary ($ in 000's)

Actual + Fwd Proj.		6cpr	8cpr	15cpr
Yield (Life)	0hpa	4.70%	4.72%	4.81%
	-10hpa	4.42%	4.44%	4.57%
	GeoAff	4.58%	4.55%	4.67%
Prin Rec / Orig Inv	0hpa	90.61%	91.40%	93.52%
	-10hpa	88.80%	85.78%	92.35%
	GeoAff	89.53%	90.42%	92.81%

Forward Proj. Only		6cpr	8cpr	15cpr
Cashflow Summary				
%prin not received	0hpa	16.79%	15.75%	12.87%
	-10hpa	19.18%	17.90%	14.45%
	GeoAff	18.25%	17.04%	13.85%
Date First Writedown	0hpa	Apr-2010	Apr-2010	Apr-2010
	-10hpa	Apr-2010	Apr-2010	Apr-2010
	GeoAff	Apr-2010	Apr-2010	Apr-2010
$prin not received	0hpa	$281	$265	$215
	-10hpa	$321	$299	$242
	GeoAff	$305	$285	$231
$Prin received	0hpa	$1,392	$1,410	$1,458
	-10hpa	$1,352	$1,374	$1,431
	GeoAff	$1,368	$1,388	$1,442
$Int received	0hpa	$674	$590	$408
	-10hpa	$656	$579	$401
	GeoAff	$663	$585	$404
WAL	0hpa	6.78	5.98	4.13
	-10hpa	6.60	5.84	4.36
	GeoAff	6.68	5.89	4.39
EconValue/MTM Value (Swaps + 250bp)				
EconValue Est.	0hpa	$87.77	$89.16	$90.53
	-10hpa	$86.06	$87.55	$91.27
	GeoAff	$86.75	$88.19	$91.76

Swap Curve as of 3/17/2010 5:10:00 PM (EST)

6	24	36	60	120	360
0.4	1.06	1.68	2.59	3.67	4.42

© Copyright 2010, Performance Trust All Rights Reserved. The research and other information provided herein is intended to be available only to Performance Trust consumers, and by reviewing this material, Consumer agrees to adhere to and be bound to the terms and conditions of Performance Trust's Confidential Policy.
Page No.10

Pre-purchase Analysis (12/26/07) — CWALT 2007-8CB A9

Select Cusip: 02150FAJ9 CWALT 2007-8CB A9

201002

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	95.75	w/acc 95.77
Settle Dt	1/2/08	Yield@6cpr	6.60	
Orig	10,799,400	WAL@6cpr	10.87	
Current	10,068,506	Mod Dur	7.45	
Factor	0.9323	@purch	Tsy	Swap
Orig Invest	9,640,595	Yield	4.09	4.78

Current Tranche Information *(source: Intex)*

		Ratings				Credit Support	
Tranche	A9		Orig	Curr	Effect Dt	Orig	9.41%
Type	SEN_SPR_FIX	S&P	AAA	CCC	6/4/09	Current	8.76%
Coupon	6.00	Mdy	Aaa	B3/*-	1/14/10	CreditSupp. Group:	COLLAT
Orig	113,437,000	Fitch	NA			Tranche Group:	COLLAT
Current	86,024,914						
CurrFactor	0.758350						

Realized Cashflows-to-Date

Current Face	8,189,722	# of Payments	25
Principal	1,878,785	% Paiddown	18.66%
Coupon	1,140,117	% Writedown	0.00%
AllCashflow	3,018,901	$ Writedown	(0)

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	751,737,398	Orig # Assets	3482
Curr Collat	532,196,688	Curr # Assets	2552
Factor	0.7080		
MasterServicer	Countrywide Home Loans Servicing		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0		
All Collat Loss-to-Date(%orig)		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		
All Collateral Forward Projections	Default ($mm)	0.0	NA	32.4	62.9	118.5	167.7	211.3	250.0	284.5	32.4	284.5
	Loss ($mm)	0.0	NA	11.4	22.0	41.5	58.7	74.0	87.5	99.6	11.4	99.6
	Default (%curr)	0.00%	NA	4.65%	9.02%	16.98%	24.03%	30.27%	35.82%	40.76%	4.65%	40.76%
	Loss (%curr)	0.00%	NA	1.63%	3.16%	5.94%	8.41%	10.60%	12.54%	14.27%	1.63%	14.27%
	Severity		NA	35.05%	35.03%	34.98%	35.00%	35.02%	35.01%	35.01%	35.05%	35.01%
All Collateral Life Total	Loss ($mm)	0.0	NA	11.4	22.0	41.5	58.7	74.0	87.5	99.6	11.4	0.4
	Loss (%orig)	**0.00%**	**NA**	**1.51%**	**2.93%**	**5.52%**	**7.81%**	**9.84%**	**11.64%**	**13.25%**	**1.51%**	**35.01%**
Tranche Life Totals	Life Yield	6.60	NA	6.62	6.65	6.58	6.57	6.46	6.28	6.07	6.62	6.07
	WAL	10.87	NA	10.37	9.80	12.52	10.19	8.89	8.04	7.43	10.37	7.43
	Coupon CF	6,525,493	NA	6,224,863	5,884,408	7,526,902	6,114,547	5,333,853	4,821,385	4,448,104	6,224,863	4,448,104
	Principal CF	10,068,506	NA	10,068,506	10,068,506	10,035,152	9,881,873	9,710,523	9,546,650	9,393,217	10,068,506	9,393,217
	PrinNotRec CF	-	NA	0	0	33,355	186,633	357,983	521,856	675,289	0	675,289
	%Face Not Rec	0.0%	NA	0.0%	0.0%	0.3%	1.9%	3.6%	5.2%	6.7%	0.0%	6.7%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis — CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

Collateral Group Data (source: Intex) *as of last known remit*

tranche group: COLLAT | credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	751.7	532.2	6.50	35.0	62.3	713	0	0.00%	323.0	323.0
COLLAT	751.7	532.2	6.50	35.0	62.3	713	0	0.00%	323.0	323.0
COLLAT	751.7	532.2	6.50	35.0	62.3	713	0	0.00%	323.0	323.0

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR		CumLoss(%)	CumLoss $
All Collat	9.84	10.68	10.43	11.97	10.39	6.59	7.54	3.25	3.14		1.57%	11.83
COLLAT	9.84	10.68	10.43	11.97	10.39	6.59	7.54	3.25	3.14		1.57%	11.83
COLLAT	9.84	10.68	10.43	11.97	10.39	6.59	7.54	3.25	3.14		1.57%	11.83

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	4.44	2.80	10.11	7.63	1.61	22.15	19.35	1.50	No	No	No
COLLAT	4.44	2.80	10.11	7.63	1.61	22.15	19.35	1.50	No	No	No
COLLAT	4.44	2.80	10.11	7.63	1.61	22.15	19.35	1.50	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
ZeroHpa@6cpr	9.30%	49.5	29.3%	156.0	31.7%
GeoAff@6cpr	10.48%	55.8	30.5%	162.1	34.4%
Neg10Hpa@6cp	11.04%	58.8	31.0%	165.1	35.6%
ZeroHpa@8cpr	8.67%	46.2	26.9%	142.9	32.3%
GeoAff@8cpr	9.74%	51.9	27.9%	148.5	34.9%
Neg10Hpa@8cp	10.25%	54.6	28.4%	151.1	36.1%
ZeroHpa@15cpr	7.01%	37.3	20.8%	110.6	33.8%
GeoAff@15cpr	7.79%	41.5	21.5%	114.3	36.3%
Neg10Hpa@15c	8.15%	43.4	21.8%	116.1	37.4%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.00%	0.00
PostPurchase	1.57%	11.83

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
ZeroHpa@6cpr	8.2%	61.3
GeoAff@6cpr	9.0%	67.6
Neg10Hpa@6cp	9.4%	70.6
ZeroHpa@8cpr	7.7%	58.0
GeoAff@8cpr	8.5%	63.7
Neg10Hpa@8cp	8.8%	66.4
ZeroHpa@15cpr	6.5%	49.2
GeoAff@15cpr	7.1%	53.3
Neg10Hpa@15c	7.3%	55.2

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	751.7	11.76%	88.4
Intex OBal	751.7		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	NA	NA

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis

CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	*ZeroHpa*	6.58	6.66	6.85
	GeoAff	6.48	6.57	6.77
	Neg10Hpa	6.43	6.52	6.73
% of Purch. Face Received	*ZeroHpa*	98.0%	98.4%	99.1%
	GeoAff	97.0%	97.6%	98.6%
	Neg10Hpa	96.6%	97.2%	98.3%
% of Orig Investment Received	*ZeroHpa*	102.3%	102.7%	103.5%
	GeoAff	101.3%	101.9%	102.9%
	Neg10Hpa	100.9%	101.5%	102.7%
purchase px	*$ 95.75*			

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*ZeroHpa*	2.51%	2.01%	1.08%
	GeoAff	3.65%	3.00%	1.76%
	Neg10Hpa	4.21%	3.49%	2.10%
$ of Current Face Not Received CF	*ZeroHpa*	205,226	164,705	88,373
	GeoAff	298,677	245,872	143,864
	Neg10Hpa	345,004	285,909	171,933
Est Book Px @ Life Yield	*ZeroHpa*	0.00	0.00	0.00
	GeoAff	0.00	0.00	0.00
	Neg10Hpa	0.00	0.00	0.00

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	Trade Dt1	Trade Dt2	Trade Dt3
Selected Scen.	GeoAff_15cpr	ppstress_7	ZeroLoss	ppstress_7	ppstress_1
Collateral Loss					
Life Total ($)	53,295,864	99,570,178	730	99,570,178	11,355,900
Life Total	7.09%	13.25%	0.00%	13.25%	1.51%
Tranche					
Life Yield	6.77	6.07	6.60	6.07	6.62
PrinReceived($)	9,924,643	9,393,217	10,068,506	9,393,217	10,068,506
(%)	98.6%	93.3%	100.0%	93.29%	100.0%
Total Cashflow	13,532,314	13,841,321	16,593,999	13,841,321	16,293,369

Fair Value Estimate	
GeoAff_15cpr	
Yield	Price
3.00	111.68
4.00	107.01
5.00	102.71
6.00	98.74
7.00	95.05
8.00	91.63
9.00	88.45
purchpx	95.75

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
5.50
6.00
6.50
7.00

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201002	>201002
Principal Received	9,393,217	2,301,532	7,091,685
Principal Not Received	(675,289)	-	(675,289)
Coupon	4,448,104	1,129,425	3,318,678
Total Cashflows	13,841,321	3,430,958	10,410,363
Current: GeoAff_15cpr	**Total**	**<=201002**	**>201002**
Principal Received	9,924,643	1,878,785	8,045,858
Principal Not Received	(143,864)	0	(143,864)
Coupon	3,607,671	1,140,117	2,467,555
Total Cashflows	13,532,314	3,018,901	10,513,413
Difference	**Total**	**<=201002**	**>201002**
Principal Received	531,426	(422,747)	954,173
Principal Not Received	531,426	0	531,425
Coupon	(840,432)	10,691	(851,124)
Total Cashflows	(309,007)	(412,056)	103,049

Current Cashflow Expectation

1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
(200)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison — CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date: ppstress_7				Current Expectation GeoAff_15cpr				Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	**9,393,217**	**(675,289)**	**4,448,104**	**13,841,321**	**9,924,643**	**(143,864)**	**3,607,671**	**13,532,314**	531,426	531,426	(840,432)	(309,007)
<=201002	**2,301,532**	**-**	**1,129,425**	**3,430,958**	**1,878,785**	**0**	**1,140,117**	**3,018,901**	(422,747)	0	10,691	(412,056)
>201002	**7,091,685**	**(675,289)**	**3,318,678**	**10,410,363**	**8,045,858**	**(143,864)**	**2,467,555**	**10,513,413**	954,173	531,425	(851,124)	103,049
2008	894,853	-	532,710	1,427,563	733,727	0	529,232	1,262,959	(161,126)	0	(3,478)	(164,604)
2009	1,204,396	-	517,529	1,721,925	1,080,552	-	528,482	1,609,034	(123,844)	-	10,953	(112,891)
2010	1,095,077	-	445,804	1,540,881	1,075,917	-	469,132	1,545,048	(19,161)	-	23,328	4,167
2011	818,896	-	389,373	1,208,269	1,274,742	-	396,071	1,670,813	455,846	-	6,698	462,544
2012	702,865	(58,374)	342,814	1,045,679	1,088,211	-	323,044	1,411,255	385,346	58,374	(19,770)	365,576
2013	579,381	(119,267)	297,666	877,047	873,085	-	263,995	1,137,080	293,704	119,267	(33,671)	260,033
2014	479,275	(88,114)	259,567	738,843	708,102	(25,180)	215,950	924,052	228,826	62,934	(43,617)	185,210
2015	405,712	(67,192)	228,276	633,988	571,788	(34,561)	175,201	746,989	166,077	32,632	(53,076)	113,001
2016	350,726	(53,165)	201,904	552,630	463,071	(24,405)	142,234	605,304	112,345	28,761	(59,670)	52,675
2017	329,893	(43,636)	178,732	508,626	389,890	(17,396)	115,389	505,279	59,997	26,240	(63,343)	(3,346)
2018	301,116	(37,356)	157,155	458,270	321,165	(12,556)	92,943	414,108	20,049	24,800	(64,211)	(44,162)
2019	269,264	(32,256)	137,889	407,153	260,607	(8,915)	74,751	335,358	(8,657)	23,341	(63,138)	(71,795)
2020	241,473	(28,129)	120,698	362,171	211,293	(6,207)	60,066	271,359	(30,180)	21,921	(60,632)	(90,812)
2021	216,395	(24,403)	105,330	321,725	171,338	(4,277)	48,213	219,552	(45,057)	20,127	(57,117)	(102,174)
2022	194,913	(21,216)	91,578	286,491	139,420	(2,963)	38,629	178,048	(55,493)	18,253	(52,949)	(108,442)
2023	174,866	(18,359)	79,247	254,113	113,293	(2,065)	30,855	144,149	(61,573)	16,294	(48,392)	(109,964)
2024	156,577	(15,809)	68,238	224,815	91,994	(1,437)	24,560	116,554	(64,583)	14,372	(43,678)	(108,261)
2025	140,201	(13,534)	58,418	198,618	74,717	(1,012)	19,460	94,177	(65,484)	12,522	(38,958)	(104,442)
2026	125,455	(11,506)	49,664	175,119	60,720	(731)	15,324	76,043	(64,735)	10,775	(34,340)	(99,075)
2027	112,073	(9,700)	41,871	153,944	49,268	(540)	11,968	61,236	(62,805)	9,160	(29,903)	(92,708)
2028	100,080	(8,096)	34,946	135,026	39,881	(407)	9,251	49,132	(60,199)	7,689	(25,695)	(85,894)
2029	89,324	(6,672)	28,797	118,122	32,166	(312)	7,056	39,223	(57,158)	6,359	(21,741)	(78,899)
2030	79,666	(5,408)	23,344	103,010	25,808	(243)	5,291	31,099	(53,858)	5,165	(18,053)	(71,911)
2031	70,937	(4,289)	18,515	89,452	20,590	(192)	3,878	24,468	(50,346)	4,097	(14,638)	(64,984)
2032	63,061	(3,301)	14,250	77,311	16,288	(153)	2,754	19,042	(46,772)	3,149	(11,496)	(58,268)
2033	56,035	(2,430)	10,490	66,525	12,782	(120)	1,869	14,651	(43,253)	2,310	(8,622)	(51,875)
2034	49,690	(1,664)	7,181	56,871	9,926	(93)	1,177	11,102	(39,765)	1,571	(6,005)	(45,769)
2035	43,902	(992)	4,281	48,183	7,561	(65)	643	8,205	(36,341)	926	(3,637)	(39,979)
>2035	47,116	(422)	1,836	48,951	6,740	(34)	253	6,994	(40,376)	387	(1,582)	(41,958)

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

© Copyright 2009, Performance Trust Investment Advisors, LLC (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. This material is for your internal use only and may not be disclosed to third parties. The research and other information provided herein has been prepared for informational purposes only and is not an offer or solicitation to purchase or sell securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing involves risks, including the potential for principal loss. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. The investments discussed herein may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate each investment discussed in the context of their own objectives, risk profile and circumstances. The information contained herein has been obtained from sources considered to be reliable, and is subject to change without notice. Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any errors or omissions or for the results obtained from the use of such information. This material has been created upon request for a specific purpose and any use beyond the narrow purpose for which this material was created would likely change the presentation and response provided herein. The material presented herein is subject to change without notice.

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — CWALT 2007-8CB A9

Select Cusip: 02150FAJ9 — CWALT 2007-8CB A9 — 201002

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	95.75	w/acc 95.77
Settle Dt	1/2/08	Yield@6cpr	6.60	
Orig	10,799,400	WAL@6cpr	10.87	
Current	10,068,506	Mod Dur	7.45	
Factor	0.9323	@purch	Tsy	Swap
Orig Invest	9,640,595	Yield	4.09	4.78

Current Tranche Information *(source: Intex)*

Tranche	A9
Type	SEN_SPR_FIX
Coupon	6.00
Orig	113,437,000
Current	86,024,914
CurrFactor	0.758350

Ratings

	Orig	Curr	Effect Dt
S&P	AAA	CCC	6/4/09
Mdy	Aaa	B3/*-	1/14/10
Fitch	NA		

Credit Support

Orig	9.41%
Current	8.76%
CreditSupp. Group:	COLLAT
Tranche Group:	COLLAT

Realized Cashflows-to-Date

Current Face	8,189,722	# of Payments	25
Principal	1,878,785	% Paiddown	18.66%
Coupon	1,140,117	% Writedown	0.00%
AllCashflow	3,018,901	$ Writedown	(0)

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	751,737,398	Orig # Assets	3482
Curr Collat	532,196,688	Curr # Assets	2552
Factor	0.7080		
MasterServicer	Countrywide Home Loans Servicing		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0		
All Collat Loss-to-Date(%orig)		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		
All Collateral Forward Projections	Default ($mm)	0.0	NA	32.4	62.9	118.5	167.7	211.3	250.0	284.5	32.4	284.5
	Loss ($mm)	0.0	NA	11.4	22.0	41.5	58.7	74.0	87.5	99.6	11.4	99.6
	Default (%curr)	0.00%	NA	4.65%	9.02%	16.98%	24.03%	30.27%	35.82%	40.76%	4.65%	40.76%
	Loss (%curr)	0.00%	NA	1.63%	3.16%	5.94%	8.41%	10.60%	12.54%	14.27%	1.63%	14.27%
	Severity		NA	35.05%	35.03%	34.98%	35.00%	35.02%	35.01%	35.01%	35.05%	35.01%
All Collateral Life Total	Loss ($mm)	0.0	NA	11.4	22.0	41.5	58.7	74.0	87.5	99.6	11.4	0.4
	Loss (%orig)	**0.00%**	**NA**	**1.51%**	**2.93%**	**5.52%**	**7.81%**	**9.84%**	**11.64%**	**13.25%**	**1.51%**	**35.01%**
Tranche Life Totals	Life Yield	6.60	NA	6.62	6.65	6.58	6.57	6.46	6.28	6.07	6.62	6.07
	WAL	10.87	NA	10.37	9.80	12.52	10.19	8.89	8.04	7.43	10.37	7.43
	Coupon CF	6,525,493	NA	6,224,863	5,884,408	7,526,902	6,114,547	5,333,853	4,821,385	4,448,104	6,224,863	4,448,104
	Principal CF	10,068,506	NA	10,068,506	10,068,506	10,035,152	9,881,873	9,710,523	9,546,650	9,393,217	10,068,506	9,393,217
	PrinNotRec CF	-	NA	0	0	33,355	186,633	357,983	521,856	675,289	0	675,289
	%Face Not Rec	0.0%	NA	0.0%	0.0%	0.3%	1.9%	3.6%	5.2%	6.7%	0.0%	6.7%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis

CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	751.7	532.2	6.50	35.0	62.3	713	0	0.00%	323.0	323.0
COLLAT	751.7	532.2	6.50	35.0	62.3	713	0	0.00%	323.0	323.0
COLLAT	751.7	532.2	6.50	35.0	62.3	713	0	0.00%	323.0	323.0

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	9.84	10.68	10.43	11.97	10.39	6.59	7.54	3.25	3.14	1.57%	11.83
COLLAT	9.84	10.68	10.43	11.97	10.39	6.59	7.54	3.25	3.14	1.57%	11.83
COLLAT	9.84	10.68	10.43	11.97	10.39	6.59	7.54	3.25	3.14	1.57%	11.83

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	4.44	2.80	10.11	7.63	1.61	22.15	19.35	1.50	No	No	No
COLLAT	4.44	2.80	10.11	7.63	1.61	22.15	19.35	1.50	No	No	No
COLLAT	4.44	2.80	10.11	7.63	1.61	22.15	19.35	1.50	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
ZeroHpa@6cpr	9.30%	49.5	29.3%	156.0	31.7%
GeoAff@6cpr	10.48%	55.8	30.5%	162.1	34.4%
Neg10Hpa@6cp	11.04%	58.8	31.0%	165.1	35.6%
ZeroHpa@8cpr	8.67%	46.2	26.9%	142.9	32.3%
GeoAff@8cpr	9.74%	51.9	27.9%	148.5	34.9%
Neg10Hpa@8cp	10.25%	54.6	28.4%	151.1	36.1%
ZeroHpa@15cpr	7.01%	37.3	20.8%	110.6	33.8%
GeoAff@15cpr	7.79%	41.5	21.5%	114.3	36.3%
Neg10Hpa@15c	8.15%	43.4	21.8%	116.1	37.4%
Actual-to-date	**% Loss**	**$ Loss**	note: PostPurchase actuals are through		
PrePurchase	0.00%	0.00	Any known collateral losses after this remit month are included as part of Forward Proj.		
PostPurchase	1.57%	11.83			

Life Totals	%Loss (%orig)	$Loss (mm)
ZeroHpa@6cpr	8.2%	61.3
GeoAff@6cpr	9.0%	67.6
Neg10Hpa@6cp	9.4%	70.6
ZeroHpa@8cpr	7.7%	58.0
GeoAff@8cpr	8.5%	63.7
Neg10Hpa@8cp	8.8%	66.4
ZeroHpa@15cpr	6.5%	49.2
GeoAff@15cpr	7.1%	53.3
Neg10Hpa@15c	7.3%	55.2

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	751.7	11.76%	88.4
Intex OBal	*751.7*		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	NA	NA

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis — CWALT 2007-8CB A9

Cusip: 02150FAJ9 — CWALT 2007-8CB A9

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	*ZeroHpa*	6.58	6.66	6.85
	GeoAff	6.48	6.57	6.77
	Neg10Hpa	6.43	6.52	6.73
% of Purch. Face Received	*ZeroHpa*	98.0%	98.4%	99.1%
	GeoAff	97.0%	97.6%	98.6%
	Neg10Hpa	96.6%	97.2%	98.3%
% of Orig Investment Received	*ZeroHpa*	102.3%	102.7%	103.5%
	GeoAff	101.3%	101.9%	102.9%
	Neg10Hpa	100.9%	101.5%	102.7%
purchase px $	*95.75*			

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*ZeroHpa*	2.51%	2.01%	1.08%
	GeoAff	3.65%	3.00%	1.76%
	Neg10Hpa	4.21%	3.49%	2.10%
$ of Current Face Not Received CF	*ZeroHpa*	205,226	164,705	88,373
	GeoAff	298,677	245,872	143,864
	Neg10Hpa	345,004	285,909	171,933
Est Book Px @ Life Yield	*ZeroHpa*	0.00	0.00	0.00
	GeoAff	0.00	0.00	0.00
	Neg10Hpa	0.00	0.00	0.00

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	*Trade Dt1*	*Trade Dt2*	*Trade Dt3*
Selected Scen.	GeoAff_8cpr	ppstress_7	ZeroLoss	ppstress_7	ppstress_1
Collateral Loss					
Life Total ($)	63,689,694	99,570,178	730	99,570,178	11,355,900
Life Total	8.47%	13.25%	0.00%	13.25%	1.51%
Tranche					
Life Yield	6.57	6.07	6.60	6.07	6.62
PrinReceived($)	9,822,635	9,393,217	10,068,506	9,393,217	10,068,506
(%)	97.6%	93.3%	100.0%	93.29%	100.0%
Total Cashflow	14,427,070	13,841,321	16,593,999	13,841,321	16,293,369

Fair Value Estimate	
GeoAff_8cpr	
Yield	Price
3.00	115.23
4.00	108.89
5.00	103.20
6.00	98.07
7.00	93.43
8.00	89.21
9.00	85.36
purchpx	95.75

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
5.80
6.00
6.20
6.40
6.60
6.80

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201002	>201002
Principal Received	9,393,217	2,301,532	7,091,685
Principal Not Received	(675,289)	-	(675,289)
Coupon	4,448,104	1,129,425	3,318,678
Total Cashflows	13,841,321	3,430,958	10,410,363
Current: GeoAff_8cpr	**Total**	**<=201002**	**>201002**
Principal Received	9,822,635	1,878,785	7,943,850
Principal Not Received	(245,872)	0	(245,872)
Coupon	4,604,436	1,140,117	3,464,319
Total Cashflows	14,427,070	3,018,901	11,408,169
Difference	**Total**	**<=201002**	**>201002**
Principal Received	429,417	(422,747)	852,165
Principal Not Received	429,417	0	429,417
Coupon	156,332	10,691	145,641
Total Cashflows	585,749	(412,056)	997,806

Current Cashflow Expectation

Thousands
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
(200)
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison	CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:		ppstress_7		Current Expectation		GeoAff_8cpr		Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	9,393,217	(675,289)	4,448,104	13,841,321	9,822,635	(245,872)	4,604,436	14,427,070	429,417	429,417	156,332	585,749
<=201002	2,301,532	-	1,129,425	3,430,958	1,878,785	0	1,140,117	3,018,901	(422,747)	0	10,691	(412,056)
>201002	7,091,685	(675,289)	3,318,678	10,410,363	7,943,850	(245,872)	3,464,319	11,408,169	852,165	429,417	145,641	997,806
2008	894,853	-	532,710	1,427,563	733,727	0	529,232	1,262,959	(161,126)	0	(3,478)	(164,604)
2009	1,204,396	-	517,529	1,721,925	1,080,552	-	528,482	1,609,034	(123,844)	-	10,953	(112,891)
2010	1,095,077	-	445,804	1,540,881	1,075,917	-	469,132	1,545,048	(19,161)	-	23,328	4,167
2011	818,896	-	389,373	1,208,269	928,522	-	403,280	1,331,802	109,626	-	13,907	123,533
2012	702,865	(58,374)	342,814	1,045,679	731,078	-	354,274	1,085,352	28,213	58,374	11,459	39,672
2013	579,381	(119,267)	297,666	877,047	627,670	-	313,426	941,096	48,289	119,267	15,760	64,049
2014	479,275	(88,114)	259,567	738,843	547,607	(39,591)	277,323	824,930	68,332	48,522	17,756	86,087
2015	405,712	(67,192)	228,276	633,988	476,934	(47,971)	243,409	720,343	71,222	19,221	15,133	86,355
2016	350,726	(53,165)	201,904	552,630	417,518	(36,674)	213,931	631,449	66,792	16,491	12,027	78,819
2017	329,893	(43,636)	178,732	508,626	390,261	(28,303)	187,877	578,138	60,368	15,334	9,144	69,512
2018	301,116	(37,356)	157,155	458,270	352,731	(22,115)	163,820	516,551	51,616	15,241	6,665	58,281
2019	269,264	(32,256)	137,889	407,153	311,542	(16,995)	142,629	454,171	42,278	15,261	4,740	47,018
2020	241,473	(28,129)	120,698	362,171	274,931	(12,809)	124,066	398,998	33,459	15,320	3,369	36,827
2021	216,395	(24,403)	105,330	321,725	242,821	(9,553)	107,801	350,622	26,426	14,850	2,471	28,897
2022	194,913	(21,216)	91,578	286,491	215,843	(7,165)	93,494	309,337	20,930	14,051	1,916	22,847
2023	174,866	(18,359)	79,247	254,113	191,724	(5,405)	80,839	272,562	16,858	12,954	1,592	18,450
2024	156,577	(15,809)	68,238	224,815	170,387	(4,072)	69,651	240,038	13,810	11,737	1,413	15,223
2025	140,201	(13,534)	58,418	198,618	151,789	(3,105)	59,736	211,526	11,589	10,429	1,319	12,907
2026	125,455	(11,506)	49,664	175,119	135,690	(2,427)	50,916	186,606	10,236	9,078	1,252	11,488
2027	112,073	(9,700)	41,871	153,944	121,393	(1,942)	43,044	164,436	9,320	7,758	1,173	10,493
2028	100,080	(8,096)	34,946	135,026	108,620	(1,584)	36,012	144,633	8,540	6,512	1,066	9,606
2029	89,324	(6,672)	28,797	118,122	97,095	(1,315)	29,730	126,825	7,771	5,357	933	8,703
2030	79,666	(5,408)	23,344	103,010	86,567	(1,110)	24,126	110,693	6,901	4,298	782	7,684
2031	70,937	(4,289)	18,515	89,452	77,005	(949)	19,137	96,142	6,069	3,340	622	6,691
2032	63,061	(3,301)	14,250	77,311	68,155	(815)	14,710	82,866	5,094	2,486	460	5,555
2033	56,035	(2,430)	10,490	66,525	60,139	(697)	10,800	70,939	4,104	1,733	310	4,413
2034	49,690	(1,664)	7,181	56,871	52,826	(580)	7,357	60,183	3,136	1,084	176	3,312
2035	43,902	(992)	4,281	48,183	45,829	(442)	4,349	50,178	1,926	549	68	1,994
>2035	47,116	(422)	1,836	48,951	47,761	(252)	1,849	49,611	645	169	14	659

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

© Copyright 2009, Performance Trust Investment Advisors, LLC (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. This material is for your internal use only and may not be disclosed to third parties. The research and other information provided herein has been prepared for informational purposes only and is not an offer or solicitation to purchase or sell securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing involves risks, including the potential for principal loss. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. The investments discussed herein may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate each investment discussed in the context of their own objectives, risk profile and circumstances. The information contained herein has been obtained from sources considered to be reliable, and is subject to change without notice. Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any errors or omissions or for the results obtained from the use of such information. This material has been created upon request for a specific purpose and any use beyond the narrow purpose for which this material was created would likely change the presentation and response provided herein. The material presented herein is subject to change without notice.

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — RALI 2006-QS16 A10

Select Cusip: 74922LAK9 RALI 2006-QS16 A10

201002

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	97.50	w/acc 97.52
Settle Dt	1/2/08	Yield@6cpr	6.70	
Orig	9,700,000	WAL@6cpr	4.21	
Current	8,116,898	Mod Dur	3.42	
Factor	0.8368	@purch	Tsy	Swap
Orig Invest	7,913,976	Yield	3.27	4.12

Current Tranche Information *(source: Intex)*

Tranche	A10
Type	SEN_FIX
Coupon	6.00
Orig	180,140,000
Current	101,089,531
CurrFactor	0.561172

Ratings	Orig	Curr	Effect Dt
S&P	AAA	CC	2/16/10
Mdy	Aaa	Caa2/*-	1/14/10
Fitch	AAA	C	8/6/09

Credit Support	
Orig	6.75%
Current	0.16%
CreditSupp. Group:	COLLAT
Tranche Group:	COLLAT

Realized Cashflows-to-Date

Current Face	5,443,369	# of Payments	25
Principal	2,673,529	% Paiddown	32.94%
Coupon	854,928	% Writedown	0.00%
AllCashflow	3,528,458	$ Writedown	-

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	752,079,933	Orig # Assets	3009
Curr Collat	442,720,235	Curr # Assets	1887
Factor	0.5887		
MasterServicer	Residential Funding Company		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5		
All Collat Loss-to-Date(%orig)		0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%		
All Collateral Forward Projections	Default ($mm)	0.0	377.4	29.5	57.2	107.8	152.6	192.3	227.6	259.0	29.5	259.0
	Loss ($mm)	0.0	132.1	10.3	20.0	37.7	53.4	67.3	79.7	90.7	10.3	90.7
	Default (%curr)	0.00%	60.40%	4.72%	9.16%	17.26%	24.42%	30.78%	36.43%	41.46%	4.72%	41.46%
	Loss (%curr)	0.00%	21.14%	1.65%	3.21%	6.04%	8.55%	10.77%	12.75%	14.51%	1.65%	14.51%
	Severity		35.00%	34.96%	35.04%	34.99%	35.01%	34.99%	35.00%	35.00%	34.96%	35.00%
All Collateral Life Total	Loss ($mm)	0.5	132.5	10.8	20.5	38.2	53.9	67.8	80.1	91.1	10.8	0.3
	Loss (%orig)	**0.06%**	**17.62%**	**1.43%**	**2.72%**	**5.08%**	**7.16%**	**9.01%**	**10.65%**	**12.12%**	**1.43%**	**35.00%**
Tranche Life Totals	Life Yield	6.70	4.13	6.72	6.75	6.80	6.82	6.78	6.38	6.03	6.72	6.03
	WAL	4.21	4.99	4.01	3.83	3.49	3.37	3.52	4.57	5.02	4.01	5.02
	Coupon CF	2,018,949	2,401,165	1,923,431	1,835,318	1,667,114	1,612,012	1,681,776	2,193,381	2,414,447	1,923,431	2,414,447
	Principal CF	8,116,898	7,085,628	8,116,898	8,116,898	8,116,898	8,116,898	8,101,963	7,956,248	7,805,492	8,116,898	7,805,492
	PrinNotRec CF	-	1,031,270	0	0	0	0	14,935	160,650	311,406	0	311,406
	%Face Not Rec	0.0%	12.7%	0.0%	0.0%	0.0%	0.0%	0.2%	2.0%	3.8%	0.0%	3.8%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis — RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT | credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	752.1	442.7	6.93	40.0	72.2	707	234,616	0.00%	318.0	318.9
COLLAT	752.1	442.7	6.93	40.0	72.2	707	234,616	0.00%	318.0	318.9
COLLAT	752.1	442.7	6.93	40.0	72.2	707	234,616	0.00%	318.0	318.9

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	12.90	15.85	18.33	17.83	14.48	1.56	4.00	11.34	11.85	6.64%	49.92
COLLAT	12.90	15.85	18.33	17.83	14.48	1.56	4.00	11.34	11.85	6.64%	49.92
COLLAT	12.90	15.85	18.33	17.83	14.48	1.56	4.00	11.34	11.85	6.64%	49.92

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	6.96	3.40	8.40	17.19	1.74	30.73	27.33	1.31	No	No	No
COLLAT	6.96	3.40	8.40	17.19	1.74	30.73	27.33	1.31	No	No	No
COLLAT	6.96	3.40	8.40	17.19	1.74	30.73	27.33	1.31	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
ZeroHpa@6cpr	17.78%	78.7	40.3%	178.6	44.1%
GeoAff@6cpr	19.27%	85.3	41.6%	184.1	46.3%
Neg10Hpa@6cp	20.09%	88.9	42.3%	187.3	47.5%
ZeroHpa@8cpr	16.66%	73.8	37.4%	165.5	44.6%
GeoAff@8cpr	18.01%	79.7	38.5%	170.5	46.8%
Neg10Hpa@8cp	18.75%	83.0	39.2%	173.4	47.9%
ZeroHpa@15cpr	13.63%	60.4	29.8%	131.9	45.7%
GeoAff@15cpr	14.59%	64.6	30.6%	135.5	47.7%
Neg10Hpa@15c	15.12%	66.9	31.1%	137.5	48.7%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.06%	0.46
PostPurchase	6.58%	49.46

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
ZeroHpa@6cpr	17.1%	128.6
GeoAff@6cpr	18.0%	135.2
Neg10Hpa@6cp	18.5%	138.9
ZeroHpa@8cpr	16.4%	123.7
GeoAff@8cpr	17.2%	129.6
Neg10Hpa@8cp	17.7%	132.9
ZeroHpa@15cpr	14.7%	110.3
GeoAff@15cpr	15.2%	114.5
Neg10Hpa@15c	15.5%	116.8

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	752.1	17.14%	128.9
Intex OBal	752.1		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	22.42%	18.51%

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis — RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	*ZeroHpa*	4.54	4.55	4.62
	GeoAff	4.37	4.38	4.48
	Neg10Hpa	4.27	4.29	4.40
% of Purch. Face Received	*ZeroHpa*	88.3%	89.0%	91.0%
	GeoAff	87.3%	88.1%	90.3%
	Neg10Hpa	86.7%	87.6%	90.0%
% of Orig Investment Received	*ZeroHpa*	90.5%	91.3%	93.3%
	GeoAff	89.5%	90.4%	92.6%
	Neg10Hpa	89.0%	89.9%	92.3%
purchase px	*$ 97.50*			

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*ZeroHpa*	17.48%	16.40%	13.48%
	GeoAff	18.96%	17.74%	14.45%
	Neg10Hpa	19.78%	18.48%	14.97%
$ of Current Face Not Received CF	*ZeroHpa*	951,763	892,905	733,896
	GeoAff	1,031,970	965,672	786,308
	Neg10Hpa	1,076,591	1,005,958	814,818
Est Book Px @ Life Yield	*ZeroHpa*	0.00	0.00	0.00
	GeoAff	0.00	0.00	0.00
	Neg10Hpa	0.00	0.00	0.00

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	*Trade Dt1*	*Trade Dt2*	*Trade Dt3*
Selected Scen.	GeoAff_15cpr	ppstress_7	*ZeroLoss*	*ppstress_7*	*ppstress_1*
Collateral Loss					
Life Total ($)	114,528,497	91,121,502	458,345	91,121,502	10,784,312
Life Total	15.23%	12.12%	0.06%	12.12%	1.43%
Tranche					
Life Yield	4.48	6.03	6.70	6.03	6.72
PrinReceived($)	7,330,590	7,805,492	8,116,898	7,805,492	8,116,898
(%)	90.3%	96.2%	100.0%	96.16%	100.0%
Total Cashflow	9,459,249	10,219,940	10,135,847	10,219,940	10,040,329

Fair Value Estimate	
GeoAff_15cpr	
Yield	Price
3.00	96.81
4.00	93.38
5.00	90.20
6.00	87.25
7.00	84.50
8.00	81.93
9.00	79.53
purchpx	97.50

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
0.00
2.00
4.00
6.00
8.00

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201002	>201002
Principal Received	7,805,492	2,826,968	4,978,524
Principal Not Received	(311,406)	-	(311,406)
Coupon	2,414,447	844,994	1,569,453
Total Cashflows	10,219,940	3,671,962	6,547,977
Current: GeoAff_15cpr	**Total**	**<=201002**	**>201002**
Principal Received	7,330,590	2,673,529	4,657,060
Principal Not Received	(786,308)	-	(786,308)
Coupon	2,128,659	854,928	1,273,730
Total Cashflows	9,459,249	3,528,458	5,930,791
Difference	**Total**	**<=201002**	**>201002**
Principal Received	(474,903)	(153,439)	(321,464)
Principal Not Received	(474,902)	-	(474,902)
Coupon	(285,788)	9,934	(295,723)
Total Cashflows	(760,691)	(143,504)	(617,187)

Current Cashflow Expectation

2,000
1,500
1,000
500
-
(500)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison

RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:	ppstress_7			Current Expectation	GeoAff_15cpr			Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	7,805,492	(311,406)	2,414,447	10,219,940	7,330,590	(786,308)	2,128,659	9,459,249	(474,903)	(474,903)	(285,788)	(760,691)
<=201002	2,826,968	-	844,994	3,671,962	2,673,529	-	854,928	3,528,458	(153,439)	-	9,934	(143,504)
>201002	4,978,524	(311,406)	1,569,453	6,547,977	4,657,060	(786,308)	1,273,730	5,930,791	(321,464)	(474,902)	(295,723)	(617,187)
2008	1,243,866	-	415,333	1,659,199	1,124,459	-	416,827	1,541,287	(119,407)	-	1,495	(117,912)
2009	1,356,945	-	375,066	1,732,011	1,349,062	-	382,243	1,731,305	(7,883)	-	7,177	(706)
2010	1,356,945	-	293,649	1,650,594	1,177,106	(244,194)	299,269	1,476,375	(179,839)	(244,194)	5,620	(174,219)
2011	1,326,823	-	212,308	1,539,130	833,567	(195,052)	223,054	1,056,622	(493,255)	(195,052)	10,746	(482,509)
2012	486,241	(51,548)	150,881	637,121	605,728	(115,922)	170,608	776,336	119,487	(64,374)	19,728	139,215
2013	245,597	(48,166)	129,289	374,887	459,148	(73,846)	132,902	592,050	213,551	(25,681)	3,613	217,163
2014	205,314	(36,001)	113,192	318,506	356,359	(49,438)	104,641	461,000	151,044	(13,436)	(8,551)	142,494
2015	175,594	(27,901)	99,812	275,406	280,168	(33,902)	82,955	363,123	104,574	(6,002)	(16,857)	87,716
2016	154,911	(22,386)	88,408	243,320	223,320	(23,430)	66,087	289,406	68,408	(1,044)	(22,322)	46,087
2017	146,521	(18,789)	78,078	224,599	183,373	(16,178)	52,608	235,981	36,852	2,611	(25,470)	11,382
2018	131,027	(16,191)	68,669	199,696	146,283	(11,044)	41,848	188,131	15,256	5,147	(26,822)	(11,565)
2019	117,490	(14,055)	60,279	177,769	117,004	(7,377)	33,355	150,359	(486)	6,678	(26,924)	(27,410)
2020	105,537	(12,265)	52,770	158,307	93,957	(4,866)	26,627	120,584	(11,580)	7,399	(26,143)	(37,723)
2021	94,767	(10,668)	46,050	140,817	75,789	(3,226)	21,268	97,057	(18,978)	7,442	(24,782)	(43,761)
2022	85,145	(9,274)	40,033	125,178	61,390	(2,190)	16,970	78,360	(23,756)	7,084	(23,063)	(46,818)
2023	76,451	(8,026)	34,646	111,097	49,818	(1,534)	13,505	63,323	(26,634)	6,492	(21,141)	(47,775)
2024	68,621	(6,910)	29,828	98,449	40,500	(1,105)	10,703	51,203	(28,121)	5,805	(19,125)	(47,246)
2025	61,573	(5,913)	25,522	87,094	32,922	(810)	8,431	41,353	(28,651)	5,103	(17,091)	(45,742)
2026	55,215	(5,022)	21,675	76,890	26,710	(598)	6,590	33,300	(28,505)	4,424	(15,085)	(43,590)
2027	49,476	(4,227)	18,244	67,720	21,601	(441)	5,102	26,702	(27,875)	3,785	(13,143)	(41,018)
2028	44,312	(3,518)	15,187	59,499	17,399	(325)	3,902	21,301	(26,913)	3,193	(11,285)	(38,198)
2029	39,654	(2,888)	12,465	52,119	13,931	(240)	2,940	16,871	(25,723)	2,648	(9,525)	(35,248)
2030	35,444	(2,327)	10,046	45,491	11,087	(178)	2,172	13,259	(24,357)	2,150	(7,874)	(32,231)
2031	31,649	(1,830)	7,900	39,549	8,763	(134)	1,564	10,327	(22,886)	1,696	(6,336)	(29,222)
2032	28,222	(1,390)	6,000	34,222	6,864	(101)	1,085	7,949	(21,357)	1,289	(4,915)	(26,272)
2033	25,159	(1,001)	4,320	29,479	5,314	(75)	712	6,026	(19,846)	925	(3,608)	(23,453)
2034	22,363	(658)	2,838	25,201	4,051	(54)	426	4,477	(18,311)	604	(2,413)	(20,724)
2035	19,769	(356)	1,537	21,306	3,006	(34)	209	3,216	(16,762)	322	(1,328)	(18,090)
>2035	14,863	(95)	421	15,284	1,912	(13)	55	1,967	(12,951)	82	(366)	(13,317)

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

© Copyright 2009, Performance Trust Investment Advisors, LLC (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. This material is for your internal use only and may not be disclosed to third parties. The research and other information provided herein has been prepared for informational purposes only and is not an offer or solicitation to purchase or sell securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing involves risks, including the potential for principal loss. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. The investments discussed herein may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate each investment discussed in the context of their own objectives, risk profile and circumstances. The information contained herein has been obtained from sources considered to be reliable, and is subject to change without notice. Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any errors or omissions or for the results obtained from the use of such information. This material has been created upon request for a specific purpose and any use beyond the narrow purpose for which this material was created would likely change the presentation and response provided herein. The material presented herein is subject to change without notice.

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — RALI 2006-QS16 A10

Select Cusip: 74922LAK9 — RALI 2006-QS16 A10

201002

only change cells with blue underlined text

Original Transaction Data				
Trade Dt	12/26/07	PurchPx	97.50	w/acc 97.52
Settle Dt	1/2/08	Yield@6cpr	6.70	
Orig	9,700,000	WAL@6cpr	4.21	
Current	8,116,898	Mod Dur	3.42	
Factor	0.8368	@purch	Tsy	Swap
Orig Invest	7,913,976	Yield	3.27	4.12

Current Tranche Information *(source: Intex)*		Ratings				Credit Support	
			Orig	Curr	Effect Dt		
Tranche	A10					Orig	6.75%
Type	SEN_FIX	S&P	AAA	CC	2/16/10	Current	0.16%
Coupon	6.00	Mdy	Aaa	Caa2/*-	1/14/10	CreditSupp. Group:	COLLAT
Orig	180,140,000	Fitch	AAA	C	8/6/09		
Current	101,089,531					Tranche Group:	COLLAT
CurrFactor	0.561172						

Realized Cashflows-to-Date			
Current Face	5,443,369	# of Payments	25
Principal	2,673,529	% Paiddown	32.94%
Coupon	854,928	% Writedown	0.00%
AllCashflow	3,528,458	$ Writedown	-

Deal Information *(source: Intex)*			
Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	752,079,933	Orig # Assets	3009
Curr Collat	442,720,235	Curr # Assets	1887
Factor	0.5887		
MasterServicer	Residential Funding Company		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5		
All Collat Loss-to-Date(%orig)		0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%		
All Collateral Forward Projections	Default ($mm)	0.0	377.4	29.5	57.2	107.8	152.6	192.3	227.6	259.0	29.5	259.0
	Loss ($mm)	0.0	132.1	10.3	20.0	37.7	53.4	67.3	79.7	90.7	10.3	90.7
	Default (%curr)	0.00%	60.40%	4.72%	9.16%	17.26%	24.42%	30.78%	36.43%	41.46%	4.72%	41.46%
	Loss (%curr)	0.00%	21.14%	1.65%	3.21%	6.04%	8.55%	10.77%	12.75%	14.51%	1.65%	14.51%
	Severity		35.00%	34.96%	35.04%	34.99%	35.01%	34.99%	35.00%	35.00%	34.96%	35.00%
All Collateral Life Total	Loss ($mm)	0.5	132.5	10.8	20.5	38.2	53.9	67.8	80.1	91.1	10.8	0.3
	Loss (%orig)	**0.06%**	**17.62%**	**1.43%**	**2.72%**	**5.08%**	**7.16%**	**9.01%**	**10.65%**	**12.12%**	**1.43%**	**35.00%**
Tranche Life Totals	Life Yield	6.70	4.13	6.72	6.75	6.80	6.82	6.78	6.38	6.03	6.72	6.03
	WAL	4.21	4.99	4.01	3.83	3.49	3.37	3.52	4.57	5.02	4.01	5.02
	Coupon CF	2,018,949	2,401,165	1,923,431	1,835,318	1,667,114	1,612,012	1,681,776	2,193,381	2,414,447	1,923,431	2,414,447
	Principal CF	8,116,898	7,085,628	8,116,898	8,116,898	8,116,898	8,116,898	8,101,963	7,956,248	7,805,492	8,116,898	7,805,492
	PrinNotRec CF	-	1,031,270	0	0	0	0	14,935	160,650	311,406	0	311,406
	%Face Not Rec	0.0%	12.7%	0.0%	0.0%	0.0%	0.0%	0.2%	2.0%	3.8%	0.0%	3.8%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis — RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

Collateral Group Data *(source: Intex)* — *as of last known remit*

tranche group: COLLAT — credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	752.1	442.7	6.93	40.0	72.2	707	234,616	0.00%	318.0	318.9
COLLAT	752.1	442.7	6.93	40.0	72.2	707	234,616	0.00%	318.0	318.9
COLLAT	752.1	442.7	6.93	40.0	72.2	707	234,616	0.00%	318.0	318.9

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	12.90	15.85	18.33	17.83	14.48	1.56	4.00	11.34	11.85	6.64%	49.92
COLLAT	12.90	15.85	18.33	17.83	14.48	1.56	4.00	11.34	11.85	6.64%	49.92
COLLAT	12.90	15.85	18.33	17.83	14.48	1.56	4.00	11.34	11.85	6.64%	49.92

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	6.96	3.40	8.40	17.19	1.74	30.73	27.33	1.31	No	No	No
COLLAT	6.96	3.40	8.40	17.19	1.74	30.73	27.33	1.31	No	No	No
COLLAT	6.96	3.40	8.40	17.19	1.74	30.73	27.33	1.31	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) — *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
ZeroHpa@6cpr	17.78%	78.7	40.3%	178.6	44.1%
GeoAff@6cpr	19.27%	85.3	41.6%	184.1	46.3%
Neg10Hpa@6cp	20.09%	88.9	42.3%	187.3	47.5%
ZeroHpa@8cpr	16.66%	73.8	37.4%	165.5	44.6%
GeoAff@8cpr	18.01%	79.7	38.5%	170.5	46.8%
Neg10Hpa@8cp	18.75%	83.0	39.2%	173.4	47.9%
ZeroHpa@15cpr	13.63%	60.4	29.8%	131.9	45.7%
GeoAff@15cpr	14.59%	64.6	30.6%	135.5	47.7%
Neg10Hpa@15c	15.12%	66.9	31.1%	137.5	48.7%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.06%	0.46
PostPurchase	6.58%	49.46

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
ZeroHpa@6cpr	17.1%	128.6
GeoAff@6cpr	18.0%	135.2
Neg10Hpa@6cp	18.5%	138.9
ZeroHpa@8cpr	16.4%	123.7
GeoAff@8cpr	17.2%	129.6
Neg10Hpa@8cp	17.7%	132.9
ZeroHpa@15cpr	14.7%	110.3
GeoAff@15cpr	15.2%	114.5
Neg10Hpa@15c	15.5%	116.8

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	752.1	17.14%	128.9
Intex OBal	752.1		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	22.42%	18.51%

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis — RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	*ZeroHpa*	4.54	4.55	4.62
	GeoAff	4.37	4.38	4.48
	Neg10Hpa	4.27	4.29	4.40
% of Purch. Face Received	*ZeroHpa*	88.3%	89.0%	91.0%
	GeoAff	87.3%	88.1%	90.3%
	Neg10Hpa	86.7%	87.6%	90.0%
% of Orig Investment Received	*ZeroHpa*	90.5%	91.3%	93.3%
	GeoAff	89.5%	90.4%	92.6%
	Neg10Hpa	89.0%	89.9%	92.3%
purchase px	*$ 97.50*			

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*ZeroHpa*	17.48%	16.40%	13.48%
	GeoAff	18.96%	17.74%	14.45%
	Neg10Hpa	19.78%	18.48%	14.97%
$ of Current Face Not Received CF	*ZeroHpa*	951,763	892,905	733,896
	GeoAff	1,031,970	965,672	786,308
	Neg10Hpa	1,076,591	1,005,958	814,818
Est Book Px @ Life Yield	*ZeroHpa*	0.00	0.00	0.00
	GeoAff	0.00	0.00	0.00
	Neg10Hpa	0.00	0.00	0.00

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	*Trade Dt1*	*Trade Dt2*	*Trade Dt3*
Selected Scen.	GeoAff_8cpr	ppstress_7	ZeroLoss	ppstress_7	ppstress_1
Collateral Loss					
Life Total ($)	129,629,286	91,121,502	458,345	91,121,502	10,784,312
Life Total	17.24%	12.12%	0.06%	12.12%	1.43%
Tranche					
Life Yield	4.38	6.03	6.70	6.03	6.72
PrinReceived($)	7,151,226	7,805,492	8,116,898	7,805,492	8,116,898
(%)	88.1%	96.2%	100.0%	96.16%	100.0%
Total Cashflow	9,863,087	10,219,940	10,135,847	10,219,940	10,040,329

Fair Value Estimate

GeoAff_8cpr

Yield	Price
3.00	98.16
4.00	93.31
5.00	88.93
6.00	84.96
7.00	81.35
8.00	78.06
9.00	75.04
purchpx	97.50

Life Yield:
Current vs. Trade Date Expectation

Trade Dt
Current
0.00
2.00
4.00
6.00
8.00

% Life Principal Received:
Current vs. Trade Date Expectation

Trade Dt
Current
80.0%
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201002	>201002
Principal Received	7,805,492	2,826,968	4,978,524
Principal Not Received	(311,406)	-	(311,406)
Coupon	2,414,447	844,994	1,569,453
Total Cashflows	10,219,940	3,671,962	6,547,977
Current: GeoAff_8cpr	**Total**	**<=201002**	**>201002**
Principal Received	7,151,226	2,673,529	4,477,697
Principal Not Received	(965,672)	-	(965,672)
Coupon	2,711,861	854,928	1,856,933
Total Cashflows	9,863,087	3,528,458	6,334,629
Difference	**Total**	**<=201002**	**>201002**
Principal Received	(654,266)	(153,439)	(500,828)
Principal Not Received	(654,266)	-	(654,266)
Coupon	297,414	9,934	287,480
Total Cashflows	(356,852)	(143,504)	(213,348)

Current Cashflow Expectation

2,000
1,500
1,000
500
-
(500)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison — RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date: *ppstress_7*				Current Expectation *GeoAff_8cpr*				Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	**7,805,492**	**(311,406)**	**2,414,447**	**10,219,940**	**7,151,226**	**(965,672)**	**2,711,861**	**9,863,087**	(654,266)	(654,266)	297,414	(356,852)
<=201002	**2,826,968**	**-**	**844,994**	**3,671,962**	**2,673,529**	**-**	**854,928**	**3,528,458**	(153,439)	-	9,934	(143,504)
>201002	**4,978,524**	**(311,406)**	**1,569,453**	**6,547,977**	**4,477,697**	**(965,672)**	**1,856,933**	**6,334,629**	(500,828)	(654,266)	287,480	(213,348)
2008	1,243,866	-	415,333	1,659,199	1,124,459	-	416,827	1,541,287	(119,407)	-	1,495	(117,912)
2009	1,356,945	-	375,066	1,732,011	1,349,062	-	382,243	1,731,305	(7,883)	-	7,177	(706)
2010	1,356,945	-	293,649	1,650,594	910,059	(249,972)	304,899	1,214,959	(446,885)	(249,972)	11,250	(435,635)
2011	1,326,823	-	212,308	1,539,130	596,302	(214,116)	245,300	841,602	(730,521)	(214,116)	32,992	(697,529)
2012	486,241	(51,548)	150,881	637,121	456,304	(137,889)	203,234	659,538	(29,937)	(86,341)	52,353	22,417
2013	245,597	(48,166)	129,289	374,887	368,651	(95,160)	171,456	540,106	123,053	(46,994)	42,166	165,220
2014	205,314	(36,001)	113,192	318,506	307,155	(68,997)	146,184	453,339	101,841	(32,996)	32,992	134,833
2015	175,594	(27,901)	99,812	275,406	260,152	(51,236)	125,483	385,635	84,558	(23,335)	25,671	110,229
2016	154,911	(22,386)	88,408	243,320	224,704	(38,339)	108,239	332,943	69,793	(15,953)	19,830	89,623
2017	146,521	(18,789)	78,078	224,599	203,627	(28,660)	93,285	296,912	57,105	(9,872)	15,207	72,312
2018	131,027	(16,191)	68,669	199,696	176,189	(21,179)	80,337	256,526	45,162	(4,988)	11,668	56,830
2019	117,490	(14,055)	60,279	177,769	152,906	(15,314)	69,324	222,230	35,416	(1,259)	9,046	44,462
2020	105,537	(12,265)	52,770	158,307	133,414	(10,936)	59,912	193,326	27,877	1,330	7,142	35,019
2021	94,767	(10,668)	46,050	140,817	117,196	(7,849)	51,803	168,998	22,428	2,820	5,753	28,181
2022	85,145	(9,274)	40,033	125,178	103,672	(5,770)	44,745	148,417	18,526	3,504	4,712	23,239
2023	76,451	(8,026)	34,646	111,097	92,081	(4,376)	38,546	130,627	15,630	3,650	3,901	19,530
2024	68,621	(6,910)	29,828	98,449	82,171	(3,412)	33,067	115,238	13,549	3,499	3,239	16,788
2025	61,573	(5,913)	25,522	87,094	73,496	(2,707)	28,196	101,692	11,923	3,205	2,675	14,598
2026	55,215	(5,022)	21,675	76,890	65,746	(2,163)	23,857	89,603	10,532	2,858	2,181	12,713
2027	49,476	(4,227)	18,244	67,720	58,738	(1,729)	19,991	78,729	9,263	2,498	1,747	11,009
2028	44,312	(3,518)	15,187	59,499	52,380	(1,379)	16,551	68,931	8,068	2,139	1,364	9,432
2029	39,654	(2,888)	12,465	52,119	46,520	(1,100)	13,497	60,017	6,867	1,788	1,032	7,898
2030	35,444	(2,327)	10,046	45,491	41,178	(884)	10,795	51,974	5,734	1,443	749	6,483
2031	31,649	(1,830)	7,900	39,549	36,324	(721)	8,412	44,735	4,675	1,110	511	5,186
2032	28,222	(1,390)	6,000	34,222	31,879	(589)	6,317	38,196	3,658	801	317	3,975
2033	25,159	(1,001)	4,320	29,479	27,783	(475)	4,486	32,269	2,624	526	166	2,790
2034	22,363	(658)	2,838	25,201	23,994	(367)	2,899	26,894	1,632	291	61	1,693
2035	19,769	(356)	1,537	21,306	20,313	(253)	1,541	21,854	544	103	4	548
>2035	14,863	(95)	421	15,284	14,771	(101)	434	15,205	(91)	(6)	13	(78)

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

© Copyright 2009, Performance Trust Investment Advisors, LLC (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. This material is for your internal use only and may not be disclosed to third parties. The research and other information provided herein has been prepared for informational purposes only and is not an offer or solicitation to purchase or sell securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing involves risks, including the potential for principal loss. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. The investments discussed herein may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate each investment discussed in the context of their own objectives, risk profile and circumstances. The information contained herein has been obtained from sources considered to be reliable, and is subject to change without notice. Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any errors or omissions or for the results obtained from the use of such information. This material has been created upon request for a specific purpose and any use beyond the narrow purpose for which this material was created would likely change the presentation and response provided herein. The material presented herein is subject to change without notice.

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — RALI 2006-QS8 A1

Select Cusip: 75115AAA9 RALI 2006-QS8 A1

201002

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	97.00	w/acc 97.02
Settle Dt	1/2/08	Yield@6cpr	6.87	
Orig	2,500,000	WAL@6cpr	4.04	
Current	2,319,095	Mod Dur	3.32	
Factor	0.9276	@purch	Tsy	Swap
Orig Invest	2,249,522	Yield	3.24	4.10

Current Tranche Information *(source: Intex)*

Tranche	A1	Ratings				Credit Support	
Type	SEN_FIX		Orig	Curr	Effect Dt	Orig	6.75%
Coupon	6.00	S&P	AAA	CC	2/16/10	Current	0.78%
Orig	315,600,000	Mdy	Aaa	Caa2/*-	1/14/10	CreditSupp. Group:	COLLAT
Current	211,200,000	Fitch	AAA	C	8/6/09		
CurrFactor	0.669202					Tranche Group:	COLLAT

Realized Cashflows-to-Date

Current Face	1,673,004	# of Payments	25
Principal	646,091	% Paiddown	27.86%
Coupon	251,099	% Writedown	0.00%
AllCashflow	897,189	$ Writedown	-

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	966,346,145	Orig # Assets	4266
Curr Collat	521,554,064	Curr # Assets	2416
Factor	0.5397		
MasterServicer	Residential Funding Corporation		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0		
All Collat Loss-to-Date(%orig)		0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%		
All Collateral Forward Projections	Default ($mm)	0.0	NA	34.9	67.7	127.7	180.9	228.1	270.1	307.5	34.9	307.5
	Loss ($mm)	0.0	NA	12.2	23.7	44.7	63.3	79.8	94.5	107.6	12.2	107.6
	Default (%curr)	0.00%	NA	4.74%	9.20%	17.34%	24.56%	30.97%	36.67%	41.76%	4.74%	41.76%
	Loss (%curr)	0.00%	NA	1.66%	3.22%	6.07%	8.60%	10.84%	12.84%	14.61%	1.66%	14.61%
	Severity		NA	35.02%	35.00%	35.01%	35.02%	35.00%	35.01%	34.99%	35.02%	34.99%
All Collateral Life Total	Loss ($mm)	2.0	NA	14.2	25.7	46.7	65.3	81.9	96.6	109.7	14.2	0.3
	Loss (%orig)	**0.21%**	**NA**	**1.47%**	**2.66%**	**4.83%**	**6.76%**	**8.47%**	**9.99%**	**11.35%**	**1.47%**	**34.99%**
Tranche Life Totals	Life Yield	6.87	NA	6.87	6.87	6.88	6.88	6.79	6.37	5.97	6.87	5.97
	WAL	4.04	NA	4.01	4.00	3.95	3.96	4.35	5.62	6.20	4.01	6.20
	Coupon CF	553,380	NA	549,731	547,603	541,417	542,210	596,226	773,273	853,807	549,731	853,807
	Principal CF	2,319,095	NA	2,319,095	2,319,095	2,319,095	2,319,095	2,310,140	2,257,290	2,199,205	2,319,095	2,199,205
	PrinNotRec CF	-	NA	0	0	0	0	8,955	61,804	119,889	0	119,889
	%Face Not Rec	0.0%	NA	0.0%	0.0%	0.0%	0.0%	0.4%	2.7%	5.2%	0.0%	5.2%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis **RALI 2006-QS8 A1**

Cusip: 75115AAA9 RALI 2006-QS8 A1

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT | credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	966.3	521.6	6.87	44.0	73.4	708	215,875	0.00%	312.0	312.7
COLLAT	966.3	521.6	6.87	44.0	73.4	708	215,875	0.00%	312.0	312.7
COLLAT	966.3	521.6	6.87	44.0	73.4	708	215,875	0.00%	312.0	312.7

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	12.70	15.70	16.50	16.33	15.27	2.29	4.69	10.41	11.01	6.30%	60.86
COLLAT	12.70	15.70	16.50	16.33	15.27	2.29	4.69	10.41	11.01	6.30%	60.86
COLLAT	12.70	15.70	16.50	16.33	15.27	2.29	4.69	10.41	11.01	6.30%	60.86

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	4.31	3.71	7.01	17.67	1.04	29.43	25.72	1.43	No	No	No
COLLAT	4.31	3.71	7.01	17.67	1.04	29.43	25.72	1.43	No	No	No
COLLAT	4.31	3.71	7.01	17.67	1.04	29.43	25.72	1.43	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
ZeroHpa@6cpr	17.57%	91.6	38.9%	202.8	45.2%
GeoAff@6cpr	19.02%	99.2	40.0%	208.8	47.5%
Neg10Hpa@6cp	19.97%	104.1	40.8%	213.0	48.9%
ZeroHpa@8cpr	16.45%	85.8	36.0%	187.7	45.7%
GeoAff@8cpr	17.76%	92.6	37.0%	193.2	48.0%
Neg10Hpa@8cp	18.62%	97.1	37.8%	197.0	49.3%
ZeroHpa@15cpr	13.44%	70.1	28.6%	149.2	47.0%
GeoAff@15cpr	14.38%	75.0	29.3%	153.0	49.0%
Neg10Hpa@15c	14.99%	78.2	29.9%	155.7	50.2%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.21%	2.02
PostPurchase	6.09%	58.84

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
ZeroHpa@6cpr	15.8%	152.5
GeoAff@6cpr	16.6%	160.0
Neg10Hpa@6cp	17.1%	165.0
ZeroHpa@8cpr	15.2%	146.7
GeoAff@8cpr	15.9%	153.5
Neg10Hpa@8cp	16.3%	158.0
ZeroHpa@15cpr	13.6%	131.0
GeoAff@15cpr	14.1%	135.9
Neg10Hpa@15c	14.4%	139.0

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	966.3	24.50%	236.8
Intex OBal	966.3		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	22.93%	17.59%

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis

RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	*ZeroHpa*	4.70	4.72	4.81
	GeoAff	4.53	4.55	4.67
	Neg10Hpa	4.42	4.44	4.57
% of Purch. Face Received	*ZeroHpa*	87.9%	88.7%	90.7%
	GeoAff	86.8%	87.7%	90.0%
	Neg10Hpa	86.2%	87.1%	89.6%
% of Orig Investment Received	*ZeroHpa*	90.6%	91.4%	93.5%
	GeoAff	89.5%	90.4%	92.8%
	Neg10Hpa	88.8%	89.8%	92.3%
purchase px	*$ 97.00*			

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*ZeroHpa*	16.79%	15.73%	12.87%
	GeoAff	18.23%	17.04%	13.83%
	Neg10Hpa	19.18%	17.90%	14.45%
$ of Current Face Not Received CF	*ZeroHpa*	280,851	263,096	215,374
	GeoAff	304,994	285,067	231,388
	Neg10Hpa	320,926	299,494	241,704
Est Book Px @ Life Yield	*ZeroHpa*	0.00	0.00	0.00
	GeoAff	0.00	0.00	0.00
	Neg10Hpa	0.00	0.00	0.00

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	*Trade Dt1*	*Trade Dt2*	*Trade Dt3*
Selected Scen.	GeoAff_15cpr	ppstress_7	*ZeroLoss*	*ppstress_7*	*ppstress_1*
Collateral Loss					
Life Total ($)	135,875,119	109,658,485	2,022,585	109,658,485	14,239,088
Life Total	14.06%	11.35%	0.21%	11.35%	1.47%
Tranche					
Life Yield	4.67	5.97	6.87	5.97	6.87
PrinReceived($)	2,087,707	2,199,205	2,319,095	2,199,205	2,319,095
(%)	90.0%	94.8%	100.0%	94.83%	100.0%
Total Cashflow	2,742,449	3,053,012	2,872,474	3,053,012	2,868,826

Fair Value Estimate	
GeoAff_15cpr	
Yield	**Price**
3.00	97.75
4.00	94.21
5.00	90.92
6.00	87.88
7.00	85.04
8.00	82.39
9.00	79.92
purchpx	97.00

Life Yield:
Current vs. Trade Date Expectation

Trade Dt
Current
0.00
2.00
4.00
6.00
8.00

% Life Principal Received:
Current vs. Trade Date Expectation

Trade Dt
Current
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201002	>201002
Principal Received	2,199,205	646,091	1,553,114
Principal Not Received	(119,889)	-	(119,889)
Coupon	853,807	251,121	602,685
Total Cashflows	3,053,012	897,212	2,155,800
Current: GeoAff_15cpr	**Total**	**<=201002**	**>201002**
Principal Received	2,087,707	646,091	1,441,616
Principal Not Received	(231,388)	-	(231,388)
Coupon	654,743	251,099	403,644
Total Cashflows	2,742,449	897,189	1,845,260
Difference	**Total**	**<=201002**	**>201002**
Principal Received	(111,498)	-	(111,498)
Principal Not Received	(111,498)	-	(111,498)
Coupon	(199,064)	(23)	(199,041)
Total Cashflows	(310,562)	(23)	(310,539)

Current Cashflow Expectation

Thousands
500
400
300
200
100
-
(100)
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date: *ppstress_7*				Current Expectation *GeoAff_15cpr*				Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	2,199,205	(119,889)	853,807	3,053,012	2,087,707	(231,388)	654,743	2,742,449	(111,498)	(111,498)	(199,064)	(310,562)
<=201002	646,091	-	251,121	897,212	646,091	-	251,099	897,189	-	-	(23)	(23)
>201002	1,553,114	(119,889)	602,685	2,155,800	1,441,616	(231,388)	403,644	1,845,260	(111,498)	(111,498)	(199,041)	(310,539)
2008	284,280	-	120,443	404,723	284,280	-	120,438	404,718	-	-	(6)	(6)
2009	310,124	-	113,560	423,684	310,124	-	113,546	423,669	-	-	(15)	(15)
2010	310,124	-	94,953	405,077	334,163	(65,290)	93,057	427,221	24,040	(65,290)	(1,896)	22,144
2011	310,124	-	76,346	386,469	256,681	(59,331)	70,234	326,915	(53,442)	(59,331)	(6,112)	(59,554)
2012	163,419	(18,046)	60,244	223,663	188,691	(35,271)	54,046	242,736	25,271	(17,224)	(6,198)	19,073
2013	96,839	(18,309)	52,098	148,937	144,247	(22,578)	42,300	186,547	47,408	(4,270)	(9,798)	37,610
2014	81,625	(13,856)	45,762	127,387	112,638	(15,211)	33,428	146,065	31,013	(1,355)	(12,334)	18,679
2015	70,292	(10,884)	40,448	110,740	88,926	(10,478)	26,580	115,506	18,634	406	(13,867)	4,766
2016	64,409	(8,852)	35,848	100,257	72,228	(7,265)	21,213	93,441	7,819	1,587	(14,635)	(6,816)
2017	59,753	(7,542)	31,585	91,338	58,791	(5,048)	16,871	75,661	(962)	2,494	(14,715)	(15,677)
2018	53,478	(6,509)	27,754	81,232	46,953	(3,439)	13,427	60,380	(6,525)	3,069	(14,327)	(20,852)
2019	48,007	(5,671)	24,333	72,340	37,612	(2,294)	10,705	48,316	(10,395)	3,377	(13,628)	(24,023)
2020	43,103	(4,933)	21,270	64,373	30,242	(1,514)	8,545	38,787	(12,860)	3,419	(12,725)	(25,586)
2021	39,215	(4,289)	18,513	57,728	24,667	(1,007)	6,813	31,480	(14,548)	3,282	(11,700)	(26,248)
2022	34,726	(3,718)	16,047	50,773	19,740	(689)	5,424	25,164	(14,987)	3,029	(10,622)	(25,609)
2023	31,172	(3,210)	13,854	45,026	16,036	(487)	4,310	20,347	(15,136)	2,723	(9,543)	(24,679)
2024	27,970	(2,755)	11,893	39,863	13,042	(354)	3,408	16,450	(14,928)	2,401	(8,485)	(23,413)
2025	25,079	(2,350)	10,142	35,221	10,591	(262)	2,677	13,268	(14,488)	2,088	(7,465)	(21,953)
2026	22,448	(1,988)	8,580	31,028	8,572	(195)	2,085	10,657	(13,876)	1,793	(6,495)	(20,371)
2027	20,081	(1,666)	7,190	27,271	6,911	(145)	1,608	8,519	(13,170)	1,520	(5,582)	(18,752)
2028	17,981	(1,379)	5,952	23,932	5,553	(109)	1,224	6,777	(12,428)	1,270	(4,727)	(17,155)
2029	16,076	(1,124)	4,851	20,926	4,434	(82)	917	5,352	(11,641)	1,042	(3,933)	(15,574)
2030	14,359	(897)	3,873	18,232	3,520	(62)	673	4,193	(10,839)	836	(3,200)	(14,039)
2031	12,819	(697)	3,006	15,826	2,770	(47)	480	3,250	(10,049)	650	(2,527)	(12,576)
2032	11,434	(519)	2,239	13,673	2,159	(35)	329	2,488	(9,274)	483	(1,911)	(11,185)
2033	10,184	(362)	1,562	11,746	1,662	(26)	211	1,874	(8,522)	336	(1,350)	(9,872)
2034	9,040	(223)	965	10,005	1,253	(18)	122	1,375	(7,788)	206	(843)	(8,630)
2035	7,870	(103)	443	8,314	909	(9)	56	965	(6,962)	93	(388)	(7,349)
>2035	3,176	(12)	54	3,230	314	(143)	16	330	(2,862)	(131)	(38)	(2,899)

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

© Copyright 2009, Performance Trust Investment Advisors, LLC (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. This material is for your internal use only and may not be disclosed to third parties. The research and other information provided herein has been prepared for informational purposes only and is not an offer or solicitation to purchase or sell securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing involves risks, including the potential for principal loss. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. The investments discussed herein may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate each investment discussed in the context of their own objectives, risk profile and circumstances. The information contained herein has been obtained from sources considered to be reliable, and is subject to change without notice. Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any errors or omissions or for the results obtained from the use of such information. This material has been created upon request for a specific purpose and any use beyond the narrow purpose for which this material was created would likely change the presentation and response provided herein. The material presented herein is subject to change without notice.

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — RALI 2006-QS8 A1

Select Cusip: 75115AAA9 RALI 2006-QS8 A1 — 201002

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	97.00	w/acc 97.02	
Settle Dt	1/2/08	Yield@6cpr	6.87		
Orig	2,500,000	WAL@6cpr	4.04		
Current	2,319,095	Mod Dur	3.32		
Factor	0.9276	@purch	Tsy	Swap	
Orig Invest	2,249,522	Yield	3.24	4.10	

Current Tranche Information *(source: Intex)*

			Ratings			Credit Support	
Tranche	A1		Orig	Curr	Effect Dt	Orig	6.75%
Type	SEN_FIX					Current	0.78%
Coupon	6.00	S&P	AAA	CC	2/16/10	CreditSupp. Group:	COLLAT
Orig	315,600,000	Mdy	Aaa	Caa2/*-	1/14/10		
Current	211,200,000	Fitch	AAA	C	8/6/09		
CurrFactor	0.669202					Tranche Group:	COLLAT

Realized Cashflows-to-Date

Current Face	1,673,004	# of Payments	25
Principal	646,091	% Paiddown	27.86%
Coupon	251,099	% Writedown	0.00%
AllCashflow	897,189	$ Writedown	-

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	966,346,145	Orig # Assets	4266
Curr Collat	521,554,064	Curr # Assets	2416
Factor	0.5397		
MasterServicer	Residential Funding Corporation		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss	MaxLoss
											ppstress_1	ppstress_7
All Collat Loss-to-Date ($mm)		2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0		
All Collat Loss-to-Date(%orig)		0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%		
All Collateral Forward Projections	Default ($mm)	0.0	NA	34.9	67.7	127.7	180.9	228.1	270.1	307.5	34.9	307.5
	Loss ($mm)	0.0	NA	12.2	23.7	44.7	63.3	79.8	94.5	107.6	12.2	107.6
	Default (%curr)	0.00%	NA	4.74%	9.20%	17.34%	24.56%	30.97%	36.67%	41.76%	4.74%	41.76%
	Loss (%curr)	0.00%	NA	1.66%	3.22%	6.07%	8.60%	10.84%	12.84%	14.61%	1.66%	14.61%
	Severity		NA	35.02%	35.00%	35.01%	35.02%	35.00%	35.01%	34.99%	35.02%	34.99%
All Collateral Life Total	Loss ($mm)	2.0	NA	14.2	25.7	46.7	65.3	81.9	96.6	109.7	14.2	0.3
	Loss (%orig)	**0.21%**	**NA**	**1.47%**	**2.66%**	**4.83%**	**6.76%**	**8.47%**	**9.99%**	**11.35%**	**1.47%**	**34.99%**
Tranche Life Totals	Life Yield	6.87	NA	6.87	6.87	6.88	6.88	6.79	6.37	5.97	6.87	5.97
	WAL	4.04	NA	4.01	4.00	3.95	3.96	4.35	5.62	6.20	4.01	6.20
	Coupon CF	553,380	NA	549,731	547,603	541,417	542,210	596,226	773,273	853,807	549,731	853,807
	Principal CF	2,319,095	NA	2,319,095	2,319,095	2,319,095	2,319,095	2,310,140	2,257,290	2,199,205	2,319,095	2,199,205
	PrinNotRec CF	-	NA	0	0	0	0	8,955	61,804	119,889	0	119,889
	%Face Not Rec	0.0%	NA	0.0%	0.0%	0.0%	0.0%	0.4%	2.7%	5.2%	0.0%	5.2%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	966.3	521.6	6.87	44.0	73.4	708	215,875	0.00%	312.0	312.7
COLLAT	966.3	521.6	6.87	44.0	73.4	708	215,875	0.00%	312.0	312.7
COLLAT	966.3	521.6	6.87	44.0	73.4	708	215,875	0.00%	312.0	312.7

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	12.70	15.70	16.50	16.33	15.27	2.29	4.69	10.41	11.01	6.30%	60.86
COLLAT	12.70	15.70	16.50	16.33	15.27	2.29	4.69	10.41	11.01	6.30%	60.86
COLLAT	12.70	15.70	16.50	16.33	15.27	2.29	4.69	10.41	11.01	6.30%	60.86

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	4.31	3.71	7.01	17.67	1.04	29.43	25.72	1.43	No	No	No
COLLAT	4.31	3.71	7.01	17.67	1.04	29.43	25.72	1.43	No	No	No
COLLAT	4.31	3.71	7.01	17.67	1.04	29.43	25.72	1.43	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
ZeroHpa@6cpr	17.57%	91.6	38.9%	202.8	45.2%
GeoAff@6cpr	19.02%	99.2	40.0%	208.8	47.5%
Neg10Hpa@6cp	19.97%	104.1	40.8%	213.0	48.9%
ZeroHpa@8cpr	16.45%	85.8	36.0%	187.7	45.7%
GeoAff@8cpr	17.76%	92.6	37.0%	193.2	48.0%
Neg10Hpa@8cp	18.62%	97.1	37.8%	197.0	49.3%
ZeroHpa@15cpr	13.44%	70.1	28.6%	149.2	47.0%
GeoAff@15cpr	14.38%	75.0	29.3%	153.0	49.0%
Neg10Hpa@15c	14.99%	78.2	29.9%	155.7	50.2%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.21%	2.02
PostPurchase	6.09%	58.84

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
ZeroHpa@6cpr	15.8%	152.5
GeoAff@6cpr	16.6%	160.0
Neg10Hpa@6cp	17.1%	165.0
ZeroHpa@8cpr	15.2%	146.7
GeoAff@8cpr	15.9%	153.5
Neg10Hpa@8cp	16.3%	158.0
ZeroHpa@15cpr	13.6%	131.0
GeoAff@15cpr	14.1%	135.9
Neg10Hpa@15c	14.4%	139.0

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	966.3	24.50%	236.8
Intex OBal	966.3		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	22.93%	17.59%

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis

RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	*ZeroHpa*	4.70	4.72	4.81
	GeoAff	4.53	4.55	4.67
	Neg10Hpa	4.42	4.44	4.57
% of Purch. Face Received	*ZeroHpa*	87.9%	88.7%	90.7%
	GeoAff	86.8%	87.7%	90.0%
	Neg10Hpa	86.2%	87.1%	89.6%
% of Orig Investment Received	*ZeroHpa*	90.6%	91.4%	93.5%
	GeoAff	89.5%	90.4%	92.8%
	Neg10Hpa	88.8%	89.8%	92.3%
purchase px $	*97.00*			

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*ZeroHpa*	16.79%	15.73%	12.87%
	GeoAff	18.23%	17.04%	13.83%
	Neg10Hpa	19.18%	17.90%	14.45%
$ of Current Face Not Received CF	*ZeroHpa*	280,851	263,096	215,374
	GeoAff	304,994	285,067	231,388
	Neg10Hpa	320,926	299,494	241,704
Est Book Px @ Life Yield	*ZeroHpa*	0.00	0.00	0.00
	GeoAff	0.00	0.00	0.00
	Neg10Hpa	0.00	0.00	0.00

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	*Trade Dt1*	*Trade Dt2*	*Trade Dt3*
Selected Scen.	GeoAff_8cpr	ppstress_7	*ZeroLoss*	*ppstress_7*	*ppstress_1*
Collateral Loss					
Life Total ($)	153,501,470	109,658,485	2,022,585	109,658,485	14,239,088
Life Total	15.88%	11.35%	0.21%	11.35%	1.47%
Tranche					
Life Yield	4.55	5.97	6.87	5.97	6.87
PrinReceived($)	2,034,027	2,199,205	2,319,095	2,199,205	2,319,095
(%)	87.7%	94.8%	100.0%	94.83%	100.0%
Total Cashflow	2,869,997	3,053,012	2,872,474	3,053,012	2,868,826

Fair Value Estimate

GeoAff_8cpr

Yield	Price
3.00	99.23
4.00	94.25
5.00	89.75
6.00	85.67
7.00	81.97
8.00	78.58
9.00	75.48
purchpx	97.00

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
0.00
2.00
4.00
6.00
8.00

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
80.0%
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201002	>201002
Principal Received	2,199,205	646,091	1,553,114
Principal Not Received	(119,889)	-	(119,889)
Coupon	853,807	251,121	602,685
Total Cashflows	3,053,012	897,212	2,155,800
Current: GeoAff_8cpr	**Total**	**<=201002**	**>201002**
Principal Received	2,034,027	646,091	1,387,937
Principal Not Received	(285,067)	-	(285,067)
Coupon	835,970	251,099	584,871
Total Cashflows	2,869,997	897,189	1,972,808
Difference	**Total**	**<=201002**	**>201002**
Principal Received	(165,178)	-	(165,178)
Principal Not Received	(165,178)	-	(165,178)
Coupon	(17,837)	(23)	(17,814)
Total Cashflows	(183,015)	(23)	(182,992)

Current Cashflow Expectation

500
400
300
200
100
-
(100)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison

RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:		*ppstress_7*		Current Expectation		*GeoAff_8cpr*		Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	**2,199,205**	**(119,889)**	**853,807**	**3,053,012**	**2,034,027**	**(285,067)**	**835,970**	**2,869,997**	(165,178)	(165,178)	(17,837)	(183,015)
<=201002	**646,091**	**-**	**251,121**	**897,212**	**646,091**	**-**	**251,099**	**897,189**	-	-	(23)	(23)
>201002	**1,553,114**	**(119,889)**	**602,685**	**2,155,800**	**1,387,937**	**(285,067)**	**584,871**	**1,972,808**	(165,178)	(165,178)	(17,814)	(182,992)
2008	284,280	-	120,443	404,723	284,280	-	120,438	404,718	-	-	(6)	(6)
2009	310,124	-	113,560	423,684	310,124	-	113,546	423,669	-	-	(15)	(15)
2010	310,124	-	94,953	405,077	260,205	(66,700)	94,411	354,615	(49,919)	(66,700)	(542)	(50,461)
2011	310,124	-	76,346	386,469	180,201	(64,692)	76,721	256,923	(129,922)	(64,692)	376	(129,547)
2012	163,419	(18,046)	60,244	223,663	139,807	(41,670)	63,946	203,753	(23,612)	(23,624)	3,702	(19,910)
2013	96,839	(18,309)	52,098	148,937	114,126	(28,898)	54,200	168,326	17,287	(10,590)	2,102	19,389
2014	81,625	(13,856)	45,762	127,387	95,796	(21,085)	46,379	142,175	14,171	(7,229)	617	14,788
2015	70,292	(10,884)	40,448	110,740	81,528	(15,727)	39,931	121,458	11,236	(4,844)	(517)	10,719
2016	64,409	(8,852)	35,848	100,257	72,571	(11,807)	34,501	107,072	8,162	(2,955)	(1,347)	6,815
2017	59,753	(7,542)	31,585	91,338	64,844	(8,881)	29,706	94,550	5,091	(1,340)	(1,880)	3,211
2018	53,478	(6,509)	27,754	81,232	56,196	(6,550)	25,594	81,790	2,718	(41)	(2,160)	558
2019	48,007	(5,671)	24,333	72,340	48,884	(4,728)	22,089	70,973	877	943	(2,244)	(1,366)
2020	43,103	(4,933)	21,270	64,373	42,749	(3,379)	19,086	61,834	(354)	1,554	(2,184)	(2,538)
2021	39,215	(4,289)	18,513	57,728	38,254	(2,434)	16,472	54,726	(961)	1,855	(2,042)	(3,002)
2022	34,726	(3,718)	16,047	50,773	33,249	(1,801)	14,193	47,442	(1,477)	1,916	(1,854)	(3,331)
2023	31,172	(3,210)	13,854	45,026	29,601	(1,379)	12,205	41,807	(1,571)	1,831	(1,648)	(3,219)
2024	27,970	(2,755)	11,893	39,863	26,436	(1,085)	10,444	36,880	(1,534)	1,670	(1,449)	(2,983)
2025	25,079	(2,350)	10,142	35,221	23,646	(869)	8,877	32,524	(1,433)	1,481	(1,265)	(2,698)
2026	22,448	(1,988)	8,580	31,028	21,110	(700)	7,482	28,592	(1,338)	1,287	(1,098)	(2,436)
2027	20,081	(1,666)	7,190	27,271	18,810	(566)	6,242	25,052	(1,271)	1,100	(947)	(2,219)
2028	17,981	(1,379)	5,952	23,932	16,748	(458)	5,140	21,888	(1,233)	921	(812)	(2,044)
2029	16,076	(1,124)	4,851	20,926	14,863	(372)	4,163	19,026	(1,213)	751	(687)	(1,901)
2030	14,359	(897)	3,873	18,232	13,152	(305)	3,299	16,451	(1,207)	593	(574)	(1,782)
2031	12,819	(697)	3,006	15,826	11,572	(251)	2,537	14,109	(1,247)	446	(469)	(1,716)
2032	11,434	(519)	2,239	13,673	10,138	(205)	1,869	12,007	(1,296)	314	(370)	(1,666)
2033	10,184	(362)	1,562	11,746	8,819	(162)	1,286	10,105	(1,365)	200	(275)	(1,640)
2034	9,040	(223)	965	10,005	7,560	(119)	783	8,344	(1,480)	104	(181)	(1,661)
2035	7,870	(103)	443	8,314	6,296	(69)	359	6,655	(1,574)	33	(85)	(1,659)
>2035	3,176	(12)	54	3,230	2,462	(175)	72	2,534	(713)	(162)	18	(695)

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

© Copyright 2009, Performance Trust Investment Advisors, LLC (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. This material is for your internal use only and may not be disclosed to third parties. The research and other information provided herein has been prepared for informational purposes only and is not an offer or solicitation to purchase or sell securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing involves risks, including the potential for principal loss. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. The investments discussed herein may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate each investment discussed in the context of their own objectives, risk profile and circumstances. The information contained herein has been obtained from sources considered to be reliable, and is subject to change without notice. Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any errors or omissions or for the results obtained from the use of such information. This material has been created upon request for a specific purpose and any use beyond the narrow purpose for which this material was created would likely change the presentation and response provided herein. The material presented herein is subject to change without notice.

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Appendix 2 - June 30, 2010

Memorandum

To: *Audit File – June 30, 2010*
Cc:
From: *Accounting/Finance*
Date: *07/19/2010*
Subject: *Analysis of CMO's for Other-than-temporary Impairment at6/30/10*

At June 30, 2010, the Company had investments in three collateralized mortgage obligations (CMO's) purchased in January of 2008. The three CMO's are carried as available-for-sale securities (AFS) pursuant to SFAS No. 115. The total book value at June 30, 2010 after OTTI adjustment was approximately $12.9 million and the carrying value was $9.7 million representing an unrealized loss of approximately $3.2 million. The summary of the three CMO's (including OTTI adjustments) at June 30, 2010 is as follows:

RALI 2006-QS16 A10	Par	Book	Discount	% Disc
Original	8,116,898	7,913,976	(202,922)	-2.50%
Current	5,155,063	4,087,654	(1,068,339)	-20.72%

RALI 2006-QS8 A1	Par	Book	Discount	% Disc
Original	2,319,095	2,249,522	(69,573)	-3.00%
Current	1,573,885	1,241,537	(332,348)	-21.12%

CWALT 2006-QS8 A1	Par	Book	Discount	% Disc
Original	10,068,506	9,640,595	(427,911)	-4.25%
Current	8,092,364	7,572,539	(519,825)	-6.42%

The following table provides the reconciliation between the amortized cost and the net carrying amount of the three CMO's:

	RALI A10	RALI A1	CWALT	Total
Amortized cost - BAS	5,037,988	1,530,778	7,777,622	14,346,388
Less: OTTI 3/31/09 (G/L)	(131,337)	(31,956)	0	(163,293)
Less: OTTI 6/30/09 (G/L)	(202,079)	(37,772)	0	(239,851)
Less: OTTI 9/30/09 (G/L)	(127,102)	(101,939)	(87,714)	(316,755)
Less: OTTI 12/31/09 (G/L)	(94,455)	(28,308)	0	(122,763)
Less: OTTI 3/31/10 (G/L)	(192,179)	(24,148)	(28,137)	(244,464)
Less: OTTI 6/30/10 (G/L)	(280,473)	(87,468)	(89,233)	(457,174)
Total OTTI	(1,027,625)	(311,591)	(205,084)	(1,544,300)
Less: actual losses incurred	77,291	22,349	0	99,640
Net OTTI remaining	(950,334)	(289,242)	(205,084)	(1,444,660)
Net amortized cost	4,087,654	1,241,536	7,572,538	12,901,728
Less unrealized loss (FAS115)	(1,110,821)	(262,183)	(1,816,440)	(3,189,443)
Net carrying amount	2,976,833	979,353	5,756,099	9,712,285

Of the three CMO's, the two RALI's were downgraded during April 2010 to a D rating, while the CWALT experienced no rating changes during the second quarter of 2010. The Bank began to experience principal losses on the two RALI issues during the second quarter of 2010 with $77,291 lost principal on the RALI A10 and $22,349 lost principal on the RALI A1 (See Appendix A). The CWALT still has credit support of 7.94%.

The Company elected to adopt the provisions of FSP FAS 115-2 effective March 31, 2009. Pursuant to the provisions of FSP FAS 115-2 the Company determined:

- As with March 31, 2010, the fair value for the CMO's in question is less than the balance sheet date at June 30, 2010, thus all are impaired.
- The Company does not intend to sell the CMO's and it is *NOT* more than likely that the Company will be required to sell the CMO's before the recovery of its amortized cost.
- The Company needs to determine whether the CMO impairment is other-than-temporary.
- The Company needs to determine whether a credit loss exists pursuant to the guidelines of FSP FAS 115-2 if it is determined that there is other-than-temporary impairment.

A security is deemed to be Other Than Temporarily Impaired (OTTI) when the holder of that security does not expect the recovery of the entire cost basis of that security (FSP FAS 115-2.)

In assessing the impaired securities to determine whether they are other-than-temporarily impaired, the Company utilized estimates of cash flows that a market participant would use in determining whether there has been an adverse change in the estimated cash flows. The Company utilized the aid of Performance Trust Capital Partners, a third party specialist and consultant in MBS and CMO products.

Pursuant to EITF 99-20 the Company analyzed whether it was probable that there had been an adverse change in cash flows from the cash flows previously projected (March 31, 2010). To determine this, we reviewed a number of factors including changes in delinquency rates, LTV ratios, agency ratings and market prices (see Appendix B). Delinquencies have declined during the second quarter for all three CMO's in all categories except 90+ days past due for the CWALT which increased 1.25%. Foreclosures declined in all three CMO's, while REO declined for the CWALT issue but increased slightly for the two RALI issues (0.28% and 0.50% increases). In addition, we reviewed anticipated cash flows projected by Performance Trust. The Company concluded that there had been adverse changes in the factors related to anticipated future cash flows including declines in agency ratings, as well as increases in delinquencies and CPR speeds. Market prices changed little between March 31, 2010 and June 30, 2010 – the RALI A1 and CWALT improved slightly, while the RALI A10 deteriorated slightly.

Performance Trust provided cash flow scenarios at the direction of the Company's management which incorporated what we believe are estimates of the most probable cash flows given current market information. The cash flow models for June 30, 2010 utilized a "Liquidation Scenario" whereby loans are evaluated by delinquency and are assigned probability of default and loss factors deemed appropriate in the current economic environment (see Appendix C and below for further discussion). The cash flow models previously used for March 31, 2010 utilized a "Geographical Affordability Scenario" whereby each loan is assigned a housing price appreciation scenario based upon information specific to particular MSA or Zip code areas. The model utilized by Performance

Trust has the ability to run prepayment speeds of 6CPR, 8CPR or 15CPR. Historical and anticipated CPR speeds for these CMO's have been running in the 8CPR to 15CPR range, so we had Performance Trust run the model at both 8CPR and 15CPR speeds to estimate the range of probabilities.

In past quarters, CPR's used in all three cases were 3-month averages, and respective cash flows were interpolated from the 8CPR and 15 CPR cash flows provided from Performance Trust. We believe the 3-month averages were reasonable because they incorporate near-term changes and trends while taking out some of the increased volatility of the 1-month CPR figures. During the quarter ended March 31, 2010, we began to notice discrepancies between losses projected by third-party rating agencies, and those modeled under the geographical affordable scenarios provided by Performance Trust. In particular, the RALI A10 was projected to have lifetime losses of approximately 17.1% by S&P and 18.5% by Fitch, whereas the geographical affordable scenarios provided by Performance Trust for the 3-month average CPR of 15.85 predicted lifetime losses of approximately 15.2%.

In an effort to more properly correlate third-party estimates of losses to those provided by the cash flow models, Performance Trust provided 8CPR and 15CPR "Liquidation" scenarios in place of the geographical affordable scenarios provided in past quarters. The liquidation scenarios assume that we liquidate all 60+ days past due loans and realize losses based upon current 3-month trailing loss severities. Collateral liquidation timing is as follows:

- REO, FC, BK: projection months 1-12, equal $ / month
- 90+: projection months 6-12, equal $ / month
- 30-59d: projection months 13-24, equal $ / month
- 30d or C: projection months 16-24, equal $ / month (applies only to Liq125 scenario)

We interpolated between the 8CPR and 15CPR to provide estimated lifetime losses that were in line with third party estimates. For the RALI A1 we correlated to the Fitch estimated loss of 17.59% (S&P was 24.50% and is considered high), and for the RALI A10 we correlated to the S&P lifetime estimated loss of 17.14% (Fitch was 18.51%). For the CWALT, the losses predicted under both the 8CPR and 15CPR scenarios were materially higher than those forecasted by S&P (lifetime loss predicated at 11.76%). The CWALT has had no recent credit rating changes and still has a credit support of 7.94%. In an effort to more closely reflect the third-party estimates of losses for the CWALT, we had Performance Trust run liquidation scenarios (under their "PLMBS" or Bloomberg model) that reflected losses in that 11.75% range. To accomplish this, Performance Trust used the same liquidation scenario (all 60+ days past due go bad, and are liquidated over a 24-month period) but adjusted the severity to 45% resulting in a total lifetime estimated loss of 11.84% (See Appendix D).

In determining whether it was probable that there had been adverse changes in cash flows, and thus potential OTI, since March 31, 2010, the Company compared the present value of the remaining cash flows as estimated at March 31, 2010 against the present value of the same cash flows estimated at June 30, 2010, discounted at the CMO's yields at March 31, 2010. **The results of the analysis indicated that all three of the CMO's had experienced adverse changes in cash flows when compared to March 31, 2010 and thus needed to be further tested for other-than-temporary impairment**. The results are as follows:

03/31/2010 RALI A10	Current RALI A10	03/31/2010 RALI A1	Current RALI A1	03/31/2010 CWALT	Current CWALT
Yield 03/31/10	6.87%	6.87%	7.05%	7.05%	6.32%	6.32%
Present value	4,195,902	3,960,504	1,286,765	1,198,845	7,247,549	7,064,907
Difference		**(235,397)**		**(87,920)**		**(182,642)**

To determine whether there was other-than-temporary impairment, and the amount of the credit loss, if any, related to the CMO's with adverse cash flow conditions (FAS 115-2), the Company then calculated the present value of the expected cash flows from June 30, 2010 forward and compared those to the amortized cost at June 30, 2010 to determine the amount of credit loss, if any (see Appendix E.)

A summary of the results of the three CMO's determined to have other-than-temporary impairment are as follows:

	RALI A10 Total	RALI A1 Total	CWALT Total	Total
Rate - current yield	7.08%	7.11%	6.34%	
CPR used for current analysis	11.40	8.00	8.00	
Present value of cash flows	$4,087,653	$1,241,537	$7,572,539	$12,901,729
Amortized Cost - 6/30/10	4,368,127	1,329,005	7,661,771	13,358,903
Difference - Credit Loss 6/30/10	**(280,473)**	**(87,468)**	**(89,233)**	**(457,174)**
Previous OTTI cumulative adjustment	(747,152)	(224,123)	(115,851)	(1,087,126)
Cumulative OTTI - 6/30/10	(1,027,625)	(311,591)	(205,084)	(1,544,300)
Less: actual losses taken	77,291	22,349	0	99,640
Net OTTI - G/L 230150099	(950,333.99)	(289,241.52)	(205,083.58)	(1,444,659)

As a result of the analysis, the Company has determined all three CMO's were other-than-temporarily impaired, and that credit losses for those CMO's as defined under FSP FAS 115-2 totaled $457,174 pre-tax ($269,047 net of tax) for the quarter ended June 30, 2010. The amount of other-than-temporary impairment related to credit losses has been recognized in earnings as of June 30, 2010. The remainder of the impairment related to the CMO's has been recognized in other comprehensive income, net of taxes (as they have been in the past under SFAS No. 115).

A summary of the total impairment of the three CMO's at June 30, 2010 and the credit loss recorded during the first quarter of 2010 is as follows:

June 30, 2010

	RALI 2006-QS1G A10 74922LAK9	RALI 2006 QS8 A1 75115AAA9	CWALT 2007-8CB A9 02150FAJ9	Total
Amortized cost (Bas)	$5,037,988	$1,530,778	$7,777,622	$14,346,388
Credit loss - Previous periods	(747,152)	(224,123)	(115,851)	(1,087,126)
Credit loss - QTD 6/30/10	**(280,473)**	**(87,468)**	**(89,233)**	**(457,174)**
Less actual losses included in amortized cost	**77,291**	**22,349**	**0**	**99,640**
Total Credit loss	**(950,334)**	**(289,242)**	**(205,084)**	**(1,444,660)**
Other impairment (OCI)	(1,110,821)	(262,183)	(1,816,440)	(3,189,443)
Carrying amount - 6/30/10	2,976,833	979,353	5,756,099	9,712,285
Total impairment	($1,391,294)	($349,651)	($1,905,672)	(3,646,617)

Appendix A:

United Security Bank
CMO Princiapl Losses
For Period Ending June 30, 2010

RALI A1

	4/25/10	5/25/10	6/25/10	Total - QTD
Previous principal balance	1,647,160.17	1,617,082.77	1,598,758.59	1,647,160.17
Losses	(5,454.29)	(7,136.91)	(9,758.27)	(22,349.47)
Principal distributed	(24,623.11)	(11,187.27)	(15,115.06)	(50,925.44)
Current Balance	1,617,082.77	1,598,758.59	1,573,885.26	1,573,885.26
Lost principal - %	18.13%	38.95%	39.23%	30.50%

RALI A10

	3/25/10	4/25/10	5/25/10	6/25/10	Total - 4 months
Previous principal balance	5,443,368.70	5,342,259.01	5,273,576.23	5,203,118.00	5,443,368.70
Losses	(12,803.56)	(23,835.86)	(22,683.06)	(17,968.55)	(77,291.03)
Principal distributed	(88,306.13)	(44,846.92)	(47,775.17)	(29,157.09)	(210,085.31)
Current Balance	5,342,259.01	5,273,576.23	5,203,118.00	5,155,992.36	5,155,992.36
Lost principal - %	12.66%	34.70%	32.19%	38.13%	26.90%

Appendix B:

United Security Bank
Investment Analysis - OTTI
June 31, 2010
(7/12/10)

	March 31, 2010	March 31, 2010	March 31, 2010	March 31, 2010	March 31, 2010	March 31, 2010	Difference 2nd Qtr 2010	Difference 2nd Qtr 2010	Difference 2nd Qtr 2010
Name	**CWALT 2007-8CB A9**	**RALI 2006-QS1G A10**	**RALI 2006 QS8 A1**	**CWALT 2007-8CB A9**	**RALI 2006-QS1G A10**	**RALI 2006 QS8 A1**	**CWALT 2007-8CB A9**	**RALI 2006-QS1G A10**	**RALI 2006 QS8 A1**
CUSIP	**02150FAJ9**	**74922LAK9**	**75115AAA9**	**02150FAJ9**	**74922LAK9**	**75115AAA9**	**02150FAJ9**	**74922LAK9**	**75115AAA9**
Tranche	A9	A10	A1	A9	A10	A1	A9	A10	A1
Par value (BAS)	$8,092,364	$5,155,992	$1,573,885	$8,140,709	$5,355,063	$1,647,160	($48,345)	($199,071)	($73,275)
Carrying amount (fair value)	$5,756,098	$2,976,833	$979,353	$5,691,902	$3,179,836	$1,021,279	$64,196	($203,003)	($41,926)
Amortized cost before OTTI (BAS)	$7,777,622	$5,037,988	$1,530,779	$7,821,154	$5,231,345	$1,600,617	($43,532)	($193,357)	($70,838)
Realized loss (OTTI) thru period-end	($205,084)	($950,334)	($289,242)	($115,851)	($747,152)	($224,123)	($89,233)	($203,182)	($65,119)
Net amortized cost	$7,572,538	$4,087,654	$1,241,537	$7,705,303	$4,484,193	$1,377,494	($132,765)	($396,539)	($135,957)
Unrealized gain (loss) - FAS115	($1,816,440)	($1,110,821)	($262,184)	($2,013,401)	($1,304,357)	($356,215)	$196,961	$193,536	$94,031
Market price	0.7113	0.5774	0.6223	0.6992	0.5938	0.6200	0.0121	(0.0164)	0.0022
Rating S&P - Current	CCC	D	D	CCC	CC	CC	**No Change**	**Decline**	**Decline**
Rating S&P - at purchase	AAA	AAA	AAA	AAA	AAA	AAA			
Rating Moody - Current	B3/*-	Caa2/*-	Caa2/*-	B3/*-	Caa2/*-	Caa2/*-	**No Change**	**No Change**	**No Change**
Rating Moody - at purchase	Aaa	Aaa	Aaa	Aaa	Aaa	Aaa			
Rating Fitch - Current	NA	D	C	NA	C	C	N/A	**Decline**	**No Change**
Rating Fitch - at purchase	NA	AAA	AAA	NA	AAA	AAA			
Delinquent % - 30-59 days	4.29%	4.92%	3.84%	4.65%	7.36%	4.37%	-0.36%	-2.44%	-0.53%
Delinquent % - 60-89 days	2.37%	3.26%	2.81%	2.80%	3.39%	3.82%	-0.43%	-0.13%	-1.01%
Delinquent % - 90+ days	12.68%	8.63%	6.92%	11.43%	9.03%	7.42%	**1.25%**	-0.40%	-0.50%
Foreclosure	6.12%	16.91%	17.52%	7.68%	17.29%	17.75%	-1.56%	-0.38%	-0.23%
REO	1.34%	2.03%	1.55%	1.62%	1.75%	1.05%	-0.28%	**0.28%**	**0.50%**
%LTV - LT 70%	58.96%	28.87%	25.81%	58.40%	28.63%	25.36%	0.56%	0.24%	0.45%
%LTV - 70 - 80%	35.09%	61.12%	63.76%	36.12%	62.69%	65.19%	**-1.03%**	**-1.57%**	**-1.43%**
%LTV - 80 - 90%	4.22%	8.83%	8.83%	3.90%	7.59%	7.84%	0.32%	1.24%	0.99%
%LTV - GT 90%	1.73%	1.18%	1.60%	1.58%	1.09%	1.61%	0.15%	0.09%	**-0.01%**
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	**0.00%**	**0.00%**	**0.00%**
Credit support - present	7.94%	0.00%	0.00%	8.76%	0.16%	0.78%	**-0.82%**	**-0.16%**	**-0.78%**
Credit support - original	9.41%	6.75%	6.75%	9.41%	6.75%	6.75%	0.00%	0.00%	0.00%
Credit coverage for 30 - 90+ days	52.76%	0.00%	0.00%	61.56%	1.29%	6.94%	**-8.80%**	**-1.29%**	**-6.94%**
CPR - 1 month	9.96	14.21	12.10	9.84	12.90	12.70	**0.12**	**1.31**	(0.60)
CPR - 3 months	10.68	13.24	12.68	10.68	15.85	15.70	0.00	(2.61)	(3.02)
CPR - 6 months	10.68	14.58	14.22	10.43	18.33	16.50	**0.25**	(3.75)	(2.28)
CPR - 12 months	11.13	17.38	15.35	11.97	17.83	16.33	(0.84)	(0.45)	(0.98)
CPR - Life	10.51	14.42	15.13	10.39	14.48	15.27	**0.12**	(0.06)	(0.14)

Appendix C

Pre-purchase Analysis (12/26/07) — RALI 2006-QS16 A10

Select Cusip: 74922LAK9 RALI 2006-QS16 A10 — 201005

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	97.50	w/acc 97.52
Settle Dt	1/2/08	Yield@6cpr	6.70	
Orig	9,700,000	WAL@6cpr	4.21	
Current	8,116,898	Mod Dur	3.42	
Factor	0.8368	@purch	Tsy	Swap
Orig Invest	7,913,976	Yield	3.27	4.12

Current Tranche Information *(source: Intex)*

			Ratings			Credit Support	
Tranche	A10		Orig	Curr	Effect Dt	Orig	6.75%
Type	SEN_FIX					Current	0.00%
Coupon	6.00	S&P	AAA	D	4/19/10	CreditSupp. Group:	COLLAT
Orig	180,140,000	Mdy	Aaa	Caa2/*-	1/14/10		
Current	96,627,802	Fitch	AAA	D	4/29/10		
CurrFactor	0.536404					Tranche Group:	COLLAT

Realized Cashflows-to-Date

Current Face	5,203,118	# of Payments	28
Principal	2,854,457	% Paiddown	35.17%
Coupon	935,204	% Writedown	0.73%
AllCashflow	3,789,661	$ Writedown	59,323

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	752,079,933	Orig # Assets	3009
Curr Collat	426,442,773	Curr # Assets	1821
Factor	0.5670		
MasterServicer	Residential Funding Company		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5		
All Collat Loss-to-Date(%orig)		0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%		
All Collateral Forward Projections	Default ($mm)	0.0	377.4	29.5	57.2	107.8	152.6	192.3	227.6	259.0	29.5	259.0
	Loss ($mm)	0.0	132.1	10.3	20.0	37.7	53.4	67.3	79.7	90.7	10.3	90.7
	Default (%curr)	0.00%	60.40%	4.72%	9.16%	17.26%	24.42%	30.78%	36.43%	41.46%	4.72%	41.46%
	Loss (%curr)	0.00%	21.14%	1.65%	3.21%	6.04%	8.55%	10.77%	12.75%	14.51%	1.65%	14.51%
	Severity		35.00%	34.96%	35.04%	34.99%	35.01%	34.99%	35.00%	35.00%	34.96%	35.00%
All Collateral Life Total	Loss ($mm)	0.5	132.5	10.8	20.5	38.2	53.9	67.8	80.1	91.1	10.8	0.3
	Loss (%orig)	**0.06%**	**17.62%**	**1.43%**	**2.72%**	**5.08%**	**7.16%**	**9.01%**	**10.65%**	**12.12%**	**1.43%**	**35.00%**
Tranche Life Totals	Life Yield	6.70	4.13	6.72	6.75	6.80	6.82	6.78	6.38	6.03	6.72	6.03
	WAL	4.21	4.99	4.01	3.83	3.49	3.37	3.52	4.57	5.02	4.01	5.02
	Coupon CF	2,018,949	2,401,287	1,923,431	1,835,318	1,667,114	1,612,012	1,681,776	2,193,392	2,414,473	1,923,431	2,414,473
	Principal CF	8,116,898	7,085,518	8,116,898	8,116,898	8,116,898	8,116,898	8,101,963	7,956,240	7,805,473	8,116,898	7,805,473
	PrinNotRec CF	-	1,031,380	0	0	0	0	14,936	160,658	311,426	0	311,426
	%Face Not Rec	0.0%	12.7%	0.0%	0.0%	0.0%	0.0%	0.2%	2.0%	3.8%	0.0%	3.8%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis

RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT | credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	752.1	426.4	6.82	43.0	72.2	707	234,181	0.00%	315.0	316.8
COLLAT	752.1	426.4	6.82	43.0	72.2	707	234,181	0.00%	315.0	316.8
COLLAT	752.1	426.4	6.82	43.0	72.2	707	234,181	0.00%	315.0	316.8

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	14.21	13.24	14.58	17.38	14.42	5.46	5.05	8.75	8.19	7.37%	55.40
COLLAT	14.21	13.24	14.58	17.38	14.42	5.46	5.05	8.75	8.19	7.37%	55.40
COLLAT	14.21	13.24	14.58	17.38	14.42	5.46	5.05	8.75	8.19	7.37%	55.40

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	4.51	3.26	7.75	16.8	2.00	29.81	26.55	1.78	No	No	No
COLLAT	4.51	3.26	7.75	16.8	2	29.81	26.55	1.78	No	No	No
COLLAT	4.51	3.26	7.75	16.8	2	29.81	26.55	1.78	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
Liq@6cpr	17.81%	76.0	30.2%	128.9	59.0%
Stress1@6cpr	24.85%	106.0	41.4%	176.6	60.0%
LiqDef125@6cpr	22.23%	94.8	37.7%	160.8	59.0%
Liq@8cpr	17.56%	74.9	29.8%	127.0	59.0%
Stress1@8cpr	23.50%	100.2	39.2%	166.9	60.0%
LiqDef125@8cpr	21.90%	93.4	37.2%	158.4	59.0%
Liq@15cpr	16.70%	71.2	28.3%	120.8	59.0%
Stress1@15cpr	19.64%	83.8	32.7%	139.4	60.1%
LiqDef125@15c	20.77%	88.6	35.2%	150.3	59.0%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.06%	0.46
PostPurchase	7.31%	54.95

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
Liq@6cpr	17.5%	131.4
Stress1@6cpr	21.5%	161.4
LiqDef125@6cpr	20.0%	150.2
Liq@8cpr	17.3%	130.3
Stress1@8cpr	20.7%	155.6
LiqDef125@8cpr	19.8%	148.8
Liq@15cpr	16.8%	126.6
Stress1@15cpr	18.5%	139.2
LiqDef125@15c	19.1%	144.0

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	752.1	17.14%	128.9
Intex OBal	752.1		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	22.42%	18.51%

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis — RALI 2006-QS16 A10

Cusip: 74922LAK9 — RALI 2006-QS16 A10

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield	*Liq*	4.32	4.22	3.93
(based on	*Stress1*	3.60	3.58	3.59
purch. px)	*LiqDef125*	3.72	3.58	3.21
% of Purch. Face Received	*Liq*	87.8%	88.0%	88.6%
	Stress1	83.3%	84.2%	86.7%
	LiqDef125	85.0%	85.2%	85.9%
% of Orig Investment Received	*Liq*	90.1%	90.3%	90.8%
	Stress1	85.5%	86.4%	88.9%
	LiqDef125	87.2%	87.4%	88.2%
purchase px	*$*	*97.50*		

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*Liq*	17.82%	17.57%	16.71%
	Stress1	24.86%	23.50%	19.64%
	LiqDef125	22.24%	21.91%	20.78%
$ of Current Face Not Received CF	*Liq*	927,230	914,180	869,312
	Stress1	1,293,237	1,222,978	1,021,871
	LiqDef125	1,157,056	1,139,913	1,081,331
Est Book Px @ Life Yield	*Liq*	0.00	0.00	0.00
	Stress1	0.00	0.00	0.00
	LiqDef125	#N/A	#N/A	#N/A

Life Expected Cashflows: Current vs. Trade Date Comparison (*select scenarios in blue*)

Expected:	Current	Trade Dt	*Trade Dt1*	*Trade Dt2*	*Trade Dt3*
Selected Scen.	Liq_15cpr	ppstress_7	*ZeroLoss*	*ppstress_7*	*ppstress_1*
Collateral Loss					
Life Total ($)	126,619,644	91,121,502	458,345	91,121,502	10,784,312
Life Total	16.84%	12.12%	0.06%	12.12%	1.43%
Tranche					
Life Yield	3.93	6.03	6.70	6.03	6.72
PrinReceived($)	7,188,263	7,805,473	8,116,898	7,805,473	8,116,898
(%)	88.6%	96.2%	100.0%	96.16%	100.0%
Total Cashflow	9,355,092	10,219,946	10,135,847	10,219,946	10,040,329

Fair Value Estimate — Liq_15cpr

Yield	Price
3.00	93.84
4.00	90.21
5.00	86.88
6.00	83.81
7.00	80.98
8.00	78.36
9.00	75.93
purchpx	97.50

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
0.00
2.00
4.00
6.00
8.00

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
80.0%
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

		Total	<=201005	>201005
Trade Dt:	ppstress_7	Total	<=201005	>201005
	Principal Received	7,805,473	3,166,204	4,639,269
	Principal Not Received	(311,426)	-	(311,426)
	Coupon	2,414,473	922,647	1,491,826
	Total Cashflows	10,219,946	4,088,851	6,131,095
Current:	Liq_15cpr	Total	<=201005	>201005
	Principal Received	7,188,263	2,854,457	4,333,806
	Principal Not Received	(928,635)	(59,323)	(869,312)
	Coupon	2,166,829	935,204	1,231,625
	Total Cashflows	9,355,092	3,789,661	5,565,431
Difference		Total	<=201005	>201005
	Principal Received	(617,210)	(311,747)	(305,463)
	Principal Not Received	(617,209)	(59,323)	(557,887)
	Coupon	(247,644)	12,557	(260,201)
	Total Cashflows	(864,854)	(299,190)	(565,664)

Current Cashflow Expectation

2,000
1,500
1,000
500
-
(500)
(1,000)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison

RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:		ppstress_7		Current Expectation		Liq_15cpr		Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	7,805,473	(311,426)	2,414,473	10,219,946	7,188,263	(928,635)	2,166,829	9,355,092	(617,210)	(617,209)	(247,644)	(864,854)
<=201005	3,166,204	-	922,647	4,088,851	2,854,457	(59,323)	935,204	3,789,661	(311,747)	(59,323)	12,557	(299,190)
>201005	4,639,269	(311,426)	1,491,826	6,131,095	4,333,806	(869,312)	1,231,625	5,565,431	(305,463)	(557,887)	(260,201)	(565,664)
2008	1,243,866	-	415,333	1,659,199	1,124,459	-	416,827	1,541,287	(119,407)	-	1,495	(117,912)
2009	1,356,945	-	375,066	1,732,011	1,349,062	-	382,243	1,731,305	(7,883)	-	7,177	(706)
2010	1,356,945	-	293,649	1,650,594	1,135,906	(468,851)	301,462	1,437,367	(221,039)	(468,851)	7,812	(213,226)
2011	1,326,823	-	212,308	1,539,130	860,411	(439,369)	194,130	1,054,541	(466,411)	(439,369)	(18,178)	(484,589)
2012	486,240	(51,540)	150,881	637,121	446,573	(20,415)	150,288	596,861	(39,667)	31,125	(593)	(40,260)
2013	245,597	(48,166)	129,290	374,886	364,541	-	125,980	490,522	118,944	48,166	(3,309)	115,635
2014	205,314	(36,001)	113,193	318,506	307,672	-	105,717	413,389	102,358	36,001	(7,475)	94,883
2015	175,594	(27,901)	99,812	275,406	259,534	-	88,622	348,156	83,940	27,901	(11,190)	72,750
2016	154,911	(22,386)	88,409	243,320	220,280	-	74,196	294,477	65,369	22,386	(14,212)	51,157
2017	146,521	(18,789)	78,079	224,599	191,484	-	61,758	253,241	44,963	18,789	(16,321)	28,642
2018	131,026	(16,191)	68,670	199,696	160,689	-	51,141	211,830	29,663	16,191	(17,529)	12,134
2019	117,489	(14,055)	60,280	177,769	134,697	-	42,237	176,933	17,208	14,055	(18,043)	(835)
2020	105,536	(12,265)	52,771	158,307	112,770	-	34,776	147,546	7,234	12,265	(17,994)	(10,761)
2021	94,767	(10,668)	46,051	140,817	94,234	-	28,535	122,769	(532)	10,668	(17,516)	(18,048)
2022	85,145	(9,274)	40,033	125,178	78,650	-	23,323	101,974	(6,494)	9,274	(16,710)	(23,204)
2023	76,451	(8,026)	34,647	111,097	65,527	-	18,976	84,504	(10,923)	8,026	(15,670)	(26,594)
2024	68,620	(6,910)	29,829	98,449	54,505	-	15,357	69,862	(14,116)	6,910	(14,471)	(28,587)
2025	61,572	(5,913)	25,523	87,094	45,251	-	12,350	57,600	(16,321)	5,913	(13,173)	(29,494)
2026	55,214	(5,022)	21,677	76,890	37,480	-	9,855	47,335	(17,733)	5,022	(11,821)	(29,555)
2027	49,474	(4,227)	18,246	67,720	30,962	-	7,791	38,753	(18,512)	4,227	(10,454)	(28,967)
2028	44,311	(3,518)	15,188	59,499	25,493	-	6,089	31,582	(18,818)	3,518	(9,099)	(27,917)
2029	39,652	(2,888)	12,467	52,119	20,902	-	4,689	25,592	(18,750)	2,888	(7,777)	(26,527)
2030	35,443	(2,327)	10,048	45,491	17,069	-	3,544	20,613	(18,374)	2,327	(6,504)	(24,878)
2031	31,647	(1,830)	7,902	39,549	13,884	-	2,610	16,494	(17,763)	1,830	(5,291)	(23,055)
2032	28,220	(1,390)	6,002	34,222	11,218	-	1,853	13,071	(17,002)	1,390	(4,148)	(21,150)
2033	25,158	(1,001)	4,322	29,479	8,970	-	1,244	10,214	(16,188)	1,001	(3,078)	(19,266)
2034	22,361	(658)	2,840	25,201	7,103	-	759	7,861	(15,258)	658	(2,082)	(17,340)
2035	19,767	(356)	1,539	21,306	5,467	-	378	5,845	(14,300)	356	(1,161)	(15,461)
>2035	14,868	(122)	423	15,291	3,471	-	97	3,568	(11,398)	122	(326)	(11,723)

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — RALI 2006-QS16 A10

Select Cusip: 74922LAK9 RALI 2006-QS16 A10

201005

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	97.50	w/acc 97.52	
Settle Dt	1/2/08	Yield@6cpr	6.70		
Orig	9,700,000	WAL@6cpr	4.21		
Current	8,116,898	Mod Dur	3.42		
Factor	0.8368	@purch	Tsy	Swap	
Orig Invest	7,913,976	Yield	3.27	4.12	

Current Tranche Information *(source: Intex)*

		Ratings				Credit Support	
Tranche	A10		Orig	Curr	Effect Dt	Orig	6.75%
Type	SEN_FIX	S&P	AAA	D	4/19/10	Current	0.00%
Coupon	6.00	Mdy	Aaa	Caa2/*-	1/14/10	CreditSupp. Group:	COLLAT
Orig	180,140,000	Fitch	AAA	D	4/29/10	Tranche Group:	COLLAT
Current	96,627,802						
CurrFactor	0.536404						

Realized Cashflows-to-Date

Current Face	5,203,118	# of Payments	28
Principal	2,854,457	% Paiddown	35.17%
Coupon	935,204	% Writedown	0.73%
AllCashflow	3,789,661	$ Writedown	59,323

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	752,079,933	Orig # Assets	3009
Curr Collat	426,442,773	Curr # Assets	1821
Factor	0.5670		
MasterServicer	Residential Funding Company		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5		
All Collat Loss-to-Date(%orig)		0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%		
All Collateral Forward Projections	Default ($mm)	0.0	377.4	29.5	57.2	107.8	152.6	192.3	227.6	259.0	29.5	259.0
	Loss ($mm)	0.0	132.1	10.3	20.0	37.7	53.4	67.3	79.7	90.7	10.3	90.7
	Default (%curr)	0.00%	60.40%	4.72%	9.16%	17.26%	24.42%	30.78%	36.43%	41.46%	4.72%	41.46%
	Loss (%curr)	0.00%	21.14%	1.65%	3.21%	6.04%	8.55%	10.77%	12.75%	14.51%	1.65%	14.51%
	Severity		35.00%	34.96%	35.04%	34.99%	35.01%	34.99%	35.00%	35.00%	34.96%	35.00%
All Collateral Life Total	Loss ($mm)	0.5	132.5	10.8	20.5	38.2	53.9	67.8	80.1	91.1	10.8	0.3
	Loss (%orig)	**0.06%**	**17.62%**	**1.43%**	**2.72%**	**5.08%**	**7.16%**	**9.01%**	**10.65%**	**12.12%**	**1.43%**	**35.00%**
Tranche Life Totals	Life Yield	6.70	4.13	6.72	6.75	6.80	6.82	6.78	6.38	6.03	6.72	6.03
	WAL	4.21	4.99	4.01	3.83	3.49	3.37	3.52	4.57	5.02	4.01	5.02
	Coupon CF	2,018,949	2,401,287	1,923,431	1,835,318	1,667,114	1,612,012	1,681,776	2,193,392	2,414,473	1,923,431	2,414,473
	Principal CF	8,116,898	7,085,518	8,116,898	8,116,898	8,116,898	8,116,898	8,101,963	7,956,240	7,805,473	8,116,898	7,805,473
	PrinNotRec CF	-	1,031,380	0	0	0	0	14,936	160,658	311,426	0	311,426
	%Face Not Rec	0.0%	12.7%	0.0%	0.0%	0.0%	0.0%	0.2%	2.0%	3.8%	0.0%	3.8%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis

RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT | credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	752.1	426.4	6.82	43.0	72.2	707	234,181	0.00%	315.0	316.8
COLLAT	752.1	426.4	6.82	43.0	72.2	707	234,181	0.00%	315.0	316.8
COLLAT	752.1	426.4	6.82	43.0	72.2	707	234,181	0.00%	315.0	316.8

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	14.21	13.24	14.58	17.38	14.42	5.46	5.05	8.75	8.19	7.37%	55.40
COLLAT	14.21	13.24	14.58	17.38	14.42	5.46	5.05	8.75	8.19	7.37%	55.40
COLLAT	14.21	13.24	14.58	17.38	14.42	5.46	5.05	8.75	8.19	7.37%	55.40

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	4.51	3.26	7.75	16.8	2.00	29.81	26.55	1.78	No	No	No
COLLAT	4.51	3.26	7.75	16.8	2	29.81	26.55	1.78	No	No	No
COLLAT	4.51	3.26	7.75	16.8	2	29.81	26.55	1.78	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
Liq@6cpr	17.81%	76.0	30.2%	128.9	59.0%
Stress1@6cpr	24.85%	106.0	41.4%	176.6	60.0%
LiqDef125@6cpr	22.23%	94.8	37.7%	160.8	59.0%
Liq@8cpr	17.56%	74.9	29.8%	127.0	59.0%
Stress1@8cpr	23.50%	100.2	39.2%	166.9	60.0%
LiqDef125@8cpr	21.90%	93.4	37.2%	158.4	59.0%
Liq@15cpr	16.70%	71.2	28.3%	120.8	59.0%
Stress1@15cpr	19.64%	83.8	32.7%	139.4	60.1%
LiqDef125@15cp	20.77%	88.6	35.2%	150.3	59.0%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.06%	0.46
PostPurchase	7.31%	54.95

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
Liq@6cpr	17.5%	131.4
Stress1@6cpr	21.5%	161.4
LiqDef125@6cpr	20.0%	150.2
Liq@8cpr	17.3%	130.3
Stress1@8cpr	20.7%	155.6
LiqDef125@8cpr	19.8%	148.8
Liq@15cpr	16.8%	126.6
Stress1@15cpr	18.5%	139.2
LiqDef125@15cp	19.1%	144.0

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	752.1	17.14%	128.9
Intex OBal	752.1		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	22.42%	18.51%

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis

RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	*Liq*	4.32	4.22	3.93
	Stress1	3.60	3.58	3.59
	LiqDef125	3.72	3.58	3.21
% of Purch. Face Received	*Liq*	87.8%	88.0%	88.6%
	Stress1	83.3%	84.2%	86.7%
	LiqDef125	85.0%	85.2%	85.9%
% of Orig Investment Received	*Liq*	90.1%	90.3%	90.8%
	Stress1	85.5%	86.4%	88.9%
	LiqDef125	87.2%	87.4%	88.2%
purchase px	$	*97.50*		

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*Liq*	17.82%	17.57%	16.71%
	Stress1	24.86%	23.50%	19.64%
	LiqDef125	22.24%	21.91%	20.78%
$ of Current Face Not Received CF	*Liq*	927,230	914,180	869,312
	Stress1	1,293,237	1,222,978	1,021,871
	LiqDef125	1,157,056	1,139,913	1,081,331
Est Book Px @ Life Yield	*Liq*	0.00	0.00	0.00
	Stress1	0.00	0.00	0.00
	LiqDef125	#N/A	#N/A	#N/A

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	*Trade Dt1*	*Trade Dt2*	*Trade Dt3*
Selected Scen.	Liq_8cpr	ppstress_7	*ZeroLoss*	*ppstress_7*	*ppstress_1*
Collateral Loss					
Life Total ($)	130,294,850	91,121,502	458,345	91,121,502	10,784,312
Life Total	17.32%	12.12%	0.06%	12.12%	1.43%
Tranche					
Life Yield	4.22	6.03	6.70	6.03	6.72
PrinReceived($)	7,143,395	7,805,473	8,116,898	7,805,473	8,116,898
(%)	88.0%	96.2%	100.0%	96.16%	100.0%
Total Cashflow	9,998,470	10,219,946	10,135,847	10,219,946	10,040,329

Fair Value Estimate

Liq_8cpr	
Yield	**Price**
3.00	97.97
4.00	92.44
5.00	87.51
6.00	83.10
7.00	79.14
8.00	75.57
9.00	72.34
purchpx	97.50

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
0.00
2.00
4.00
6.00
8.00

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
80.0%
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201005	>201005
Principal Received	7,805,473	3,166,204	4,639,269
Principal Not Received	(311,426)	-	(311,426)
Coupon	2,414,473	922,647	1,491,826
Total Cashflows	10,219,946	4,088,851	6,131,095
Current: Liq_8cpr	**Total**	**<=201005**	**>201005**
Principal Received	7,143,395	2,854,457	4,288,938
Principal Not Received	(973,503)	(59,323)	(914,180)
Coupon	2,855,075	935,204	1,919,871
Total Cashflows	9,998,470	3,789,661	6,208,809
Difference	**Total**	**<=201005**	**>201005**
Principal Received	(662,078)	(311,747)	(350,331)
Principal Not Received	(662,077)	(59,323)	(602,755)
Coupon	440,602	12,557	428,045
Total Cashflows	(221,476)	(299,190)	77,714

Current Cashflow Expectation

2,000
1,500
1,000
500
-
(500)
(1,000)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison

RALI 2006-QS16 A10

Cusip: 74922LAK9 RALI 2006-QS16 A10

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:		*ppstress_7*		Current Expectation		*Liq_8cpr*		Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	**7,805,473**	**(311,426)**	**2,414,473**	**10,219,946**	**7,143,395**	**(973,503)**	**2,855,075**	**9,998,470**	(662,078)	(662,077)	440,602	(221,476)
<=201005	**3,166,204**	**-**	**922,647**	**4,088,851**	**2,854,457**	**(59,323)**	**935,204**	**3,789,661**	(311,747)	(59,323)	12,557	(299,190)
>201005	**4,639,269**	**(311,426)**	**1,491,826**	**6,131,095**	**4,288,938**	**(914,180)**	**1,919,871**	**6,208,809**	(350,331)	(602,755)	428,045	77,714
2008	1,243,866	-	415,333	1,659,199	1,124,459	-	416,827	1,541,287	(119,407)	-	1,495	(117,912)
2009	1,356,945	-	375,066	1,732,011	1,349,062	-	382,243	1,731,305	(7,883)	-	7,177	(706)
2010	1,356,945	-	293,649	1,650,594	925,376	(468,851)	304,797	1,230,173	(431,569)	(468,851)	11,148	(420,421)
2011	1,326,823	-	212,308	1,539,130	658,665	(475,110)	211,436	870,101	(668,158)	(475,110)	(872)	(669,030)
2012	486,240	(51,540)	150,881	637,121	298,506	(29,541)	176,710	475,216	(187,734)	21,999	25,829	(161,905)
2013	245,597	(48,166)	129,290	374,886	254,543	-	160,132	414,675	8,946	48,166	30,843	39,789
2014	205,314	(36,001)	113,193	318,506	233,633	-	145,441	379,074	28,320	36,001	32,249	60,568
2015	175,594	(27,901)	99,812	275,406	214,406	-	131,962	346,368	38,812	27,901	32,150	70,961
2016	154,911	(22,386)	88,409	243,320	199,217	-	119,579	318,796	44,306	22,386	31,170	75,476
2017	146,521	(18,789)	78,079	224,599	193,688	-	107,722	301,410	47,167	18,789	29,643	76,811
2018	131,026	(16,191)	68,670	199,696	177,634	-	96,549	274,183	46,608	16,191	27,879	74,487
2019	117,489	(14,055)	60,280	177,769	162,872	-	86,303	249,176	45,384	14,055	26,023	71,407
2020	105,536	(12,265)	52,771	158,307	149,300	-	76,910	226,209	43,764	12,265	24,139	67,903
2021	94,767	(10,668)	46,051	140,817	136,696	-	68,302	204,998	41,929	10,668	22,251	64,181
2022	85,145	(9,274)	40,033	125,178	125,177	-	60,423	185,600	40,032	9,274	20,390	60,422
2023	76,451	(8,026)	34,647	111,097	114,569	-	53,208	167,777	38,119	8,026	18,562	56,680
2024	68,620	(6,910)	29,829	98,449	104,859	-	46,606	151,465	36,239	6,910	16,777	53,016
2025	61,572	(5,913)	25,523	87,094	95,966	-	40,563	136,529	34,394	5,913	15,040	49,434
2026	55,214	(5,022)	21,677	76,890	87,792	-	35,033	122,825	32,579	5,022	13,356	45,935
2027	49,474	(4,227)	18,246	67,720	80,279	-	29,975	110,254	30,805	4,227	11,729	42,534
2028	44,311	(3,518)	15,188	59,499	73,341	-	25,351	98,692	29,030	3,518	10,163	39,193
2029	39,652	(2,888)	12,467	52,119	66,892	-	21,131	88,023	27,240	2,888	8,664	35,904
2030	35,443	(2,327)	10,048	45,491	60,964	-	17,283	78,248	25,521	2,327	7,236	32,757
2031	31,647	(1,830)	7,902	39,549	55,576	-	13,776	69,351	23,928	1,830	5,874	29,802
2032	28,220	(1,390)	6,002	34,222	50,541	-	10,582	61,123	22,321	1,390	4,580	26,902
2033	25,158	(1,001)	4,322	29,479	45,687	-	7,683	53,370	20,529	1,001	3,361	23,891
2034	22,361	(658)	2,840	25,201	41,158	-	5,068	46,226	18,798	658	2,227	21,025
2035	19,767	(356)	1,539	21,306	36,252	-	2,727	38,980	16,486	356	1,188	17,674
>2035	14,868	(122)	423	15,291	26,284	-	752	27,037	11,416	122	330	11,746

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) RALI 2006-QS8 A1

Select Cusip: 75115AAA9 RALI 2006-QS8 A1

201005

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	97.00	w/acc 97.02
Settle Dt	1/2/08	Yield@6cpr	6.87	
Orig	2,500,000	WAL@6cpr	4.04	
Current	2,319,095	Mod Dur	3.32	
Factor	0.9276	@purch	Tsy	Swap
Orig Invest	2,249,522	Yield	3.24	4.10

Current Tranche Information *(source: Intex)*

Tranche	A1
Type	SEN_FIX
Coupon	6.00
Orig	315,600,000
Current	201,827,286
CurrFactor	0.639503

Ratings	Orig	Curr	Effect Dt
S&P	AAA	D	5/25/10
Mdy	Aaa	Caa2/*-	1/14/10
Fitch	AAA	C	8/6/09

Credit Support	
Orig	6.75%
Current	0.00%
CreditSupp. Group:	COLLAT
Tranche Group:	COLLAT

Realized Cashflows-to-Date

Current Face	1,598,759	# of Payments	28
Principal	707,745	% Paiddown	30.52%
Coupon	275,775	% Writedown	0.54%
AllCashflow	983,520	$ Writedown	12,591

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	966,346,145	Orig # Assets	4266
Curr Collat	503,217,027	Curr # Assets	2328
Factor	0.5207		
MasterServicer	Residential Funding Corporation		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0		
All Collat Loss-to-Date(%orig)		0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%		
All Collateral Forward Projections	Default ($mm)	0.0	NA	34.9	67.7	127.7	180.9	228.1	270.1	307.5	34.9	307.5
	Loss ($mm)	0.0	NA	12.2	23.7	44.7	63.3	79.8	94.5	107.6	12.2	107.6
	Default (%curr)	0.00%	NA	4.74%	9.20%	17.34%	24.56%	30.97%	36.67%	41.76%	4.74%	41.76%
	Loss (%curr)	0.00%	NA	1.66%	3.22%	6.07%	8.60%	10.84%	12.84%	14.61%	1.66%	14.61%
	Severity		NA	35.02%	35.00%	35.01%	35.02%	35.00%	35.01%	34.99%	35.02%	34.99%
All Collateral Life Total	Loss ($mm)	2.0	NA	14.2	25.7	46.7	65.3	81.9	96.6	109.7	14.2	0.3
	Loss (%orig)	**0.21%**	**NA**	**1.47%**	**2.66%**	**4.83%**	**6.76%**	**8.47%**	**9.99%**	**11.35%**	**1.47%**	**34.99%**
Tranche Life Totals	Life Yield	6.87	NA	6.87	6.87	6.88	6.88	6.79	6.37	5.97	6.87	5.97
	WAL	4.04	NA	4.01	4.00	3.95	3.96	4.35	5.62	6.20	4.01	6.20
	Coupon CF	553,380	NA	549,731	547,603	541,417	542,210	596,226	773,273	853,807	549,731	853,807
	Principal CF	2,319,095	NA	2,319,095	2,319,095	2,319,095	2,319,095	2,310,140	2,257,290	2,199,205	2,319,095	2,199,205
	PrinNotRec CF	-	NA	0	0	0	0	8,955	61,804	119,889	0	119,889
	%Face Not Rec	0.0%	NA	0.0%	0.0%	0.0%	0.0%	0.4%	2.7%	5.2%	0.0%	5.2%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis — RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

Collateral Group Data (source: Intex) *as of last known remit*

tranche group: COLLAT | credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	966.3	503.2	6.78	47.0	73.3	708	216,159	0.00%	309.0	310.9
COLLAT	966.3	503.2	6.78	47.0	73.3	708	216,159	0.00%	309.0	310.9
COLLAT	966.3	503.2	6.78	47.0	73.3	708	216,159	0.00%	309.0	310.9

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	12.10	12.68	14.22	15.35	15.13	4.08	3.25	8.02	9.43	7.11%	68.74
COLLAT	12.10	12.68	14.22	15.35	15.13	4.08	3.25	8.02	9.43	7.11%	68.74
COLLAT	12.10	12.68	14.22	15.35	15.13	4.08	3.25	8.02	9.43	7.11%	68.74

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	3.75	2.73	6.48	17.43	1.53	28.17	25.44	1.65	No	No	No
COLLAT	3.75	2.73	6.48	17.43	1.53	28.17	25.44	1.65	No	No	No
COLLAT	3.75	2.73	6.48	17.43	1.53	28.17	25.44	1.65	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
Liq@6cpr	17.81%	76.0	30.2%	128.9	59.0%
Stress1@6cpr	24.85%	106.0	41.4%	176.6	60.0%
LiqDef125@6cpr	22.23%	94.8	37.7%	160.8	59.0%
Liq@8cpr	17.56%	74.9	29.8%	127.0	59.0%
Stress1@8cpr	23.50%	100.2	39.2%	166.9	60.0%
LiqDef125@8cpr	21.90%	93.4	37.2%	158.4	59.0%
Liq@15cpr	16.70%	71.2	28.3%	120.8	59.0%
Stress1@15cpr	19.64%	83.8	32.7%	139.4	60.1%
LiqDef125@15c	20.77%	88.6	35.2%	150.3	59.0%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.21%	2.02
PostPurchase	6.90%	66.71

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
Liq@6cpr	17.5%	131.4
Stress1@6cpr	21.5%	161.4
LiqDef125@6cpr	20.0%	150.2
Liq@8cpr	17.3%	130.3
Stress1@8cpr	20.7%	155.6
LiqDef125@8cpr	19.8%	148.8
Liq@15cpr	16.8%	126.6
Stress1@15cpr	18.5%	139.2
LiqDef125@15c	19.1%	144.0

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	966.3	24.50%	236.8
Intex OBal	966.3		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	22.93%	17.59%

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis

RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield (based on purch. px)	*Liq*	4.32	4.22	3.93
	Stress1	3.60	3.58	3.59
	LiqDef125	3.72	3.58	3.21
% of Purch. Face Received	*Liq*	214.9%	215.5%	217.4%
	Stress1	199.1%	202.1%	210.8%
	LiqDef125	205.0%	205.7%	208.3%
% of Orig Investment Received	*Liq*	221.5%	222.1%	224.1%
	Stress1	205.3%	208.4%	217.3%
	LiqDef125	211.3%	212.1%	214.7%
purchase px	*$ 97.00*			

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*Liq*	17.82%	17.57%	16.71%
	Stress1	24.86%	23.50%	19.64%
	LiqDef125	22.24%	21.91%	20.78%
$ of Current Face Not Received CF	*Liq*	927,230	914,180	869,312
	Stress1	1,293,237	1,222,978	1,021,871
	LiqDef125	1,157,056	1,139,913	1,081,331
Est Book Px @ Life Yield	*Liq*	0.00	0.00	0.00
	Stress1	0.00	0.00	0.00
	LiqDef125	#N/A	#N/A	#N/A

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	*Trade Dt1*	*Trade Dt2*	*Trade Dt3*
Selected Scen.	Liq_15cpr	ppstress_7	ZeroLoss	ppstress_7	ppstress_1
Collateral Loss					
Life Total ($)	152,228,491	109,658,485	2,022,585	109,658,485	14,239,088
Life Total	15.75%	11.35%	0.21%	11.35%	1.47%
Tranche					
Life Yield	4.06	5.97	6.87	5.97	6.87
PrinReceived($)	2,041,018	2,199,205	2,319,095	2,199,205	2,319,095
(%)	88.0%	94.8%	100.0%	94.83%	100.0%
Total Cashflow	2,702,260	3,053,012	2,872,474	3,053,012	2,868,826

Fair Value Estimate

Liq_15cpr	
Yield	**Price**
3.00	94.13
4.00	90.43
5.00	87.03
6.00	83.90
7.00	81.01
8.00	78.34
9.00	75.86
purchpx	97.00

Life Yield: Current vs. Trade Date Expectation

Trade Dt
Current
0.00
2.00
4.00
6.00
8.00

% Life Principal Received: Current vs. Trade Date Expectation

Trade Dt
Current
80.0%
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201005	>201005
Principal Received	2,199,205	723,622	1,475,583
Principal Not Received	(119,889)	-	(119,889)
Coupon	853,807	275,829	577,978
Total Cashflows	3,053,012	999,450	2,053,561
Current: Liq_15cpr	**Total**	**<=201005**	**>201005**
Principal Received	2,041,018	707,745	1,333,273
Principal Not Received	(278,076)	(12,591)	(265,485)
Coupon	661,242	275,775	385,467
Total Cashflows	2,702,260	983,520	1,718,740
Difference	**Total**	**<=201005**	**>201005**
Principal Received	(158,187)	(15,877)	(142,310)
Principal Not Received	(158,187)	(12,591)	(145,596)
Coupon	(192,564)	(54)	(192,511)
Total Cashflows	(350,752)	(15,930)	(334,821)

Current Cashflow Expectation

Thousands
500
400
300
200
100
-
(100)
(200)
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison — RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:		*ppstress_7*		Current Expectation		*Liq_15cpr*		Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	2,199,205	(119,889)	853,807	3,053,012	2,041,018	(278,076)	661,242	2,702,260	(158,187)	(158,187)	(192,564)	(350,752)
<=201005	723,622	-	275,829	999,450	707,745	(12,591)	275,775	983,520	(15,877)	(12,591)	(54)	(15,930)
>201005	1,475,583	(119,889)	577,978	2,053,561	1,333,273	(265,485)	385,467	1,718,740	(142,310)	(145,596)	(192,511)	(334,821)
2008	284,280	-	120,443	404,723	284,280	-	120,438	404,718	-	-	(6)	(6)
2009	310,124	-	113,560	423,684	310,124	-	113,546	423,669	-	-	(15)	(15)
2010	310,124	-	94,953	405,077	337,923	(143,249)	92,578	430,501	27,800	(143,249)	(2,375)	25,425
2011	310,124	-	76,346	386,469	252,189	(129,425)	60,509	312,698	(57,935)	(129,425)	(15,836)	(73,771)
2012	163,419	(18,046)	60,244	223,663	139,398	(5,298)	47,413	186,812	(24,021)	12,748	(12,831)	(36,851)
2013	96,839	(18,309)	52,098	148,937	114,849	-	39,778	154,626	18,010	18,309	(12,320)	5,690
2014	81,625	(13,856)	45,762	127,387	96,975	-	33,393	130,368	15,351	13,856	(12,369)	2,982
2015	70,292	(10,884)	40,448	110,740	81,836	-	28,004	109,840	11,544	10,884	(12,444)	(900)
2016	64,409	(8,852)	35,848	100,257	70,627	-	23,434	94,060	6,218	8,852	(12,414)	(6,196)
2017	59,753	(7,542)	31,585	91,338	60,684	-	19,454	80,137	931	7,542	(12,132)	(11,201)
2018	53,478	(6,509)	27,754	81,232	50,892	-	16,090	66,982	(2,586)	6,509	(11,664)	(14,250)
2019	48,007	(5,671)	24,333	72,340	42,628	-	13,271	55,899	(5,379)	5,671	(11,062)	(16,441)
2020	43,103	(4,933)	21,270	64,373	35,663	-	10,911	46,574	(7,440)	4,933	(10,359)	(17,799)
2021	39,215	(4,289)	18,513	57,728	30,230	-	8,924	39,154	(8,985)	4,289	(9,590)	(18,575)
2022	34,726	(3,718)	16,047	50,773	24,763	-	7,266	32,029	(9,964)	3,718	(8,780)	(18,744)
2023	31,172	(3,210)	13,854	45,026	20,615	-	5,898	26,513	(10,557)	3,210	(7,956)	(18,513)
2024	27,970	(2,755)	11,893	39,863	17,127	-	4,760	21,887	(10,843)	2,755	(7,133)	(17,976)
2025	25,079	(2,350)	10,142	35,221	14,198	-	3,815	18,013	(10,881)	2,350	(6,327)	(17,208)
2026	22,448	(1,988)	8,580	31,028	11,727	-	3,034	14,761	(10,721)	1,988	(5,546)	(16,267)
2027	20,081	(1,666)	7,190	27,271	9,664	-	2,389	12,053	(10,417)	1,666	(4,801)	(15,218)
2028	17,981	(1,379)	5,952	23,932	7,943	-	1,858	9,801	(10,038)	1,379	(4,094)	(14,132)
2029	16,076	(1,124)	4,851	20,926	6,498	-	1,422	7,921	(9,577)	1,124	(3,428)	(13,006)
2030	14,359	(897)	3,873	18,232	5,299	-	1,066	6,366	(9,060)	897	(2,807)	(11,867)
2031	12,819	(697)	3,006	15,826	4,293	-	777	5,070	(8,526)	697	(2,230)	(10,756)
2032	11,434	(519)	2,239	13,673	3,462	-	543	4,004	(7,972)	519	(1,697)	(9,669)
2033	10,184	(362)	1,562	11,746	2,763	-	355	3,118	(7,421)	362	(1,207)	(8,628)
2034	9,040	(223)	965	10,005	2,160	-	206	2,366	(6,880)	223	(758)	(7,639)
2035	7,870	(103)	443	8,314	1,624	-	92	1,715	(6,247)	103	(352)	(6,599)
>2035	3,176	(12)	54	3,230	586	(104)	21	606	(2,590)	(92)	(33)	(2,623)

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — RALI 2006-QS8 A1

Select Cusip: 75115AAA9 RALI 2006-QS8 A1 — 201005

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	97.00	w/acc 97.02
Settle Dt	1/2/08	Yield@6cpr	6.87	
Orig	2,500,000	WAL@6cpr	4.04	
Current	2,319,095	Mod Dur	3.32	
Factor	0.9276	@purch	Tsy	Swap
Orig Invest	2,249,522	Yield	3.24	4.10

Current Tranche Information *(source: Intex)*

		Ratings				Credit Support	
Tranche	A1		Orig	Curr	Effect Dt	Orig	6.75%
Type	SEN_FIX	S&P	AAA	D	5/25/10	Current	0.00%
Coupon	6.00	Mdy	Aaa	Caa2/*-	1/14/10	CreditSupp. Group:	COLLAT
Orig	315,600,000	Fitch	AAA	C	8/6/09		
Current	201,827,286					Tranche Group:	COLLAT
CurrFactor	0.639503						

Realized Cashflows-to-Date

Current Face	1,598,759	# of Payments	28
Principal	707,745	% Paiddown	30.52%
Coupon	275,775	% Writedown	0.54%
AllCashflow	983,520	$ Writedown	12,591

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	966,346,145	Orig # Assets	4266
Curr Collat	503,217,027	Curr # Assets	2328
Factor	0.5207		
MasterServicer	Residential Funding Corporation		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0		
All Collat Loss-to-Date(%orig)		0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%		
All Collateral Forward Projections	Default ($mm)	0.0	NA	34.9	67.7	127.7	180.9	228.1	270.1	307.5	34.9	307.5
	Loss ($mm)	0.0	NA	12.2	23.7	44.7	63.3	79.8	94.5	107.6	12.2	107.6
	Default (%curr)	0.00%	NA	4.74%	9.20%	17.34%	24.56%	30.97%	36.67%	41.76%	4.74%	41.76%
	Loss (%curr)	0.00%	NA	1.66%	3.22%	6.07%	8.60%	10.84%	12.84%	14.61%	1.66%	14.61%
	Severity		NA	35.02%	35.00%	35.01%	35.02%	35.00%	35.01%	34.99%	35.02%	34.99%
All Collateral Life Total	Loss ($mm)	2.0	NA	14.2	25.7	46.7	65.3	81.9	96.6	109.7	14.2	0.3
	Loss (%orig)	**0.21%**	**NA**	**1.47%**	**2.66%**	**4.83%**	**6.76%**	**8.47%**	**9.99%**	**11.35%**	**1.47%**	**34.99%**
Tranche Life Totals	Life Yield	6.87	NA	6.87	6.87	6.88	6.88	6.79	6.37	5.97	6.87	5.97
	WAL	4.04	NA	4.01	4.00	3.95	3.96	4.35	5.62	6.20	4.01	6.20
	Coupon CF	553,380	NA	549,731	547,603	541,417	542,210	596,226	773,273	853,807	549,731	853,807
	Principal CF	2,319,095	NA	2,319,095	2,319,095	2,319,095	2,319,095	2,310,140	2,257,290	2,199,205	2,319,095	2,199,205
	PrinNotRec CF	-	NA	0	0	0	0	8,955	61,804	119,889	0	119,889
	%Face Not Rec	0.0%	NA	0.0%	0.0%	0.0%	0.0%	0.4%	2.7%	5.2%	0.0%	5.2%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis — RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	966.3	503.2	6.78	47.0	73.3	708	216,159	0.00%	309.0	310.9
COLLAT	966.3	503.2	6.78	47.0	73.3	708	216,159	0.00%	309.0	310.9
COLLAT	966.3	503.2	6.78	47.0	73.3	708	216,159	0.00%	309.0	310.9

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	12.10	12.68	14.22	15.35	15.13	4.08	3.25	8.02	9.43	7.11%	68.74
COLLAT	12.10	12.68	14.22	15.35	15.13	4.08	3.25	8.02	9.43	7.11%	68.74
COLLAT	12.10	12.68	14.22	15.35	15.13	4.08	3.25	8.02	9.43	7.11%	68.74

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	3.75	2.73	6.48	17.43	1.53	28.17	25.44	1.65	No	No	No
COLLAT	3.75	2.73	6.48	17.43	1.53	28.17	25.44	1.65	No	No	No
COLLAT	3.75	2.73	6.48	17.43	1.53	28.17	25.44	1.65	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
Liq@6cpr	17.81%	76.0	30.2%	128.9	59.0%
Stress1@6cpr	24.85%	106.0	41.4%	176.6	60.0%
LiqDef125@6cpr	22.23%	94.8	37.7%	160.8	59.0%
Liq@8cpr	17.56%	74.9	29.8%	127.0	59.0%
Stress1@8cpr	23.50%	100.2	39.2%	166.9	60.0%
LiqDef125@8cpr	21.90%	93.4	37.2%	158.4	59.0%
Liq@15cpr	16.70%	71.2	28.3%	120.8	59.0%
Stress1@15cpr	19.64%	83.8	32.7%	139.4	60.1%
LiqDef125@15cp	20.77%	88.6	35.2%	150.3	59.0%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.21%	2.02
PostPurchase	6.90%	66.71

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
Liq@6cpr	17.5%	131.4
Stress1@6cpr	21.5%	161.4
LiqDef125@6cpr	20.0%	150.2
Liq@8cpr	17.3%	130.3
Stress1@8cpr	20.7%	155.6
LiqDef125@8cpr	19.8%	148.8
Liq@15cpr	16.8%	126.6
Stress1@15cpr	18.5%	139.2
LiqDef125@15cp	19.1%	144.0

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	966.3	24.50%	236.8
Intex OBal	966.3		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	22.93%	17.59%

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis

RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield	Liq	4.32	4.22	3.93
(based on	Stress1	3.60	3.58	3.59
purch. px)	LiqDef125	3.72	3.58	3.21
% of Purch.	Liq	214.9%	215.5%	217.4%
Face Received	Stress1	199.1%	202.1%	210.8%
	LiqDef125	205.0%	205.7%	208.3%
% of Orig	Liq	221.5%	222.1%	224.1%
Investment	Stress1	205.3%	208.4%	217.3%
Received	LiqDef125	211.3%	212.1%	214.7%
purchase px	$ 97.00			

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current	Liq	17.82%	17.57%	16.71%
Face Not	Stress1	24.86%	23.50%	19.64%
Received	LiqDef125	22.24%	21.91%	20.78%
$ of Current	Liq	927,230	914,180	869,312
Face Not	Stress1	1,293,237	1,222,978	1,021,871
Received CF	LiqDef125	1,157,056	1,139,913	1,081,331
Est Book Px @	Liq	0.00	0.00	0.00
Life Yield	Stress1	0.00	0.00	0.00
	LiqDef125	#N/A	#N/A	#N/A

Life Expected Cashflows: Current vs. Trade Date Comparison (select scenarios in blue)

Expected:	Current	Trade Dt	Trade Dt1	Trade Dt2	Trade Dt3
Selected Scen.	Liq_8cpr	ppstress_7	ZeroLoss	ppstress_7	ppstress_1
Collateral Loss					
Life Total ($)	156,409,277	109,658,485	2,022,585	109,658,485	14,239,088
Life Total	16.19%	11.35%	0.21%	11.35%	1.47%
Tranche					
Life Yield	4.33	5.97	6.87	5.97	6.87
PrinReceived($)	2,027,730	2,199,205	2,319,095	2,199,205	2,319,095
(%)	87.4%	94.8%	100.0%	94.83%	100.0%
Total Cashflow	2,902,686	3,053,012	2,872,474	3,053,012	2,868,826

Fair Value Estimate

Liq_8cpr	
Yield	Price
3.00	98.36
4.00	92.73
5.00	87.71
6.00	83.22
7.00	79.19
8.00	75.54
9.00	72.24
purchpx	97.00

Life Yield:
Current vs. Trade Date Expectation
Trade Dt
Current
0.00
2.00
4.00
6.00
8.00

% Life Principal Received:
Current vs. Trade Date Expectation
Trade Dt
Current
80.0%
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201005	>201005
Principal Received	2,199,205	723,622	1,475,583
Principal Not Received	(119,889)	-	(119,889)
Coupon	853,807	275,829	577,978
Total Cashflows	3,053,012	999,450	2,053,561
Current: Liq_8cpr	**Total**	**<=201005**	**>201005**
Principal Received	2,027,730	707,745	1,319,986
Principal Not Received	(291,364)	(12,591)	(278,773)
Coupon	874,956	275,775	599,180
Total Cashflows	2,902,686	983,520	1,919,166
Difference	**Total**	**<=201005**	**>201005**
Principal Received	(171,475)	(15,877)	(155,598)
Principal Not Received	(171,475)	(12,591)	(158,884)
Coupon	21,149	(54)	21,202
Total Cashflows	(150,326)	(15,930)	(134,395)

Current Cashflow Expectation

500
400
300
200
100
-
(100)
(200)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison

RALI 2006-QS8 A1

Cusip: 75115AAA9 RALI 2006-QS8 A1

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:		ppstress_7		Current Expectation		Liq_8cpr		Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	2,199,205	(119,889)	853,807	3,053,012	2,027,730	(291,364)	874,956	2,902,686	(171,475)	(171,475)	21,149	(150,326)
<=201005	723,622	-	275,829	999,450	707,745	(12,591)	275,775	983,520	(15,877)	(12,591)	(54)	(15,930)
>201005	1,475,583	(119,889)	577,978	2,053,561	1,319,986	(278,773)	599,180	1,919,166	(155,598)	(158,884)	21,202	(134,395)
2008	284,280	-	120,443	404,723	284,280	-	120,438	404,718	-	-	(6)	(6)
2009	310,124	-	113,560	423,684	310,124	-	113,546	423,669	-	-	(15)	(15)
2010	310,124	-	94,953	405,077	273,253	(143,252)	93,603	366,856	(36,870)	(143,252)	(1,350)	(38,221)
2011	310,124	-	76,346	386,469	188,204	(140,310)	65,884	254,088	(121,919)	(140,310)	(10,462)	(132,381)
2012	163,419	(18,046)	60,244	223,663	92,088	(7,699)	55,732	147,820	(71,332)	10,347	(4,512)	(75,843)
2013	96,839	(18,309)	52,098	148,937	80,048	-	50,558	130,606	(16,791)	18,309	(1,540)	(18,331)
2014	81,625	(13,856)	45,762	127,387	73,512	-	45,937	119,449	(8,113)	13,856	175	(7,938)
2015	70,292	(10,884)	40,448	110,740	67,494	-	41,695	109,189	(2,798)	10,884	1,247	(1,551)
2016	64,409	(8,852)	35,848	100,257	64,664	-	37,762	102,426	255	8,852	1,914	2,169
2017	59,753	(7,542)	31,585	91,338	61,663	-	33,928	95,591	1,910	7,542	2,342	4,252
2018	53,478	(6,509)	27,754	81,232	56,535	-	30,371	86,906	3,057	6,509	2,617	5,674
2019	48,007	(5,671)	24,333	72,340	51,817	-	27,111	78,927	3,810	5,671	2,778	6,588
2020	43,103	(4,933)	21,270	64,373	47,486	-	24,123	71,609	4,383	4,933	2,853	7,236
2021	39,215	(4,289)	18,513	57,728	44,596	-	21,352	65,948	5,381	4,289	2,838	8,219
2022	34,726	(3,718)	16,047	50,773	39,697	-	18,815	58,512	4,971	3,718	2,769	7,739
2023	31,172	(3,210)	13,854	45,026	36,336	-	16,527	52,863	5,164	3,210	2,673	7,837
2024	27,970	(2,755)	11,893	39,863	33,243	-	14,433	47,677	5,273	2,755	2,540	7,813
2025	25,079	(2,350)	10,142	35,221	30,403	-	12,518	42,921	5,324	2,350	2,376	7,700
2026	22,448	(1,988)	8,580	31,028	27,726	-	10,768	38,493	5,278	1,988	2,188	7,466
2027	20,081	(1,666)	7,190	27,271	25,282	-	9,173	34,455	5,201	1,666	1,984	7,185
2028	17,981	(1,379)	5,952	23,932	23,079	-	7,718	30,796	5,098	1,379	1,766	6,864
2029	16,076	(1,124)	4,851	20,926	21,027	-	6,390	27,417	4,951	1,124	1,540	6,491
2030	14,359	(897)	3,873	18,232	19,172	-	5,181	24,352	4,813	897	1,307	6,120
2031	12,819	(697)	3,006	15,826	17,428	-	4,079	21,507	4,609	697	1,073	5,681
2032	11,434	(519)	2,239	13,673	15,862	-	3,077	18,939	4,428	519	838	5,266
2033	10,184	(362)	1,562	11,746	14,366	-	2,167	16,532	4,182	362	605	4,787
2034	9,040	(223)	965	10,005	12,807	-	1,346	14,154	3,767	223	382	4,149
2035	7,870	(103)	443	8,314	11,050	-	626	11,676	3,180	103	182	3,362
>2035	3,176	(12)	54	3,230	4,492	(102)	99	4,591	1,316	(90)	45	1,361

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — CWALT 2007-8CB A9

Select Cusip: 02150FAJ9 CWALT 2007-8CB A9

201005

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	95.75	w/acc 95.77	
Settle Dt	1/2/08	Yield@6cpr	6.60		
Orig	10,799,400	WAL@6cpr	10.87		
Current	10,068,506	Mod Dur	7.45		
Factor	0.9323	@purch	Tsy	Swap	
Orig Invest	9,640,595	Yield	4.09	4.78	

Current Tranche Information *(source: Intex)*

			Ratings			Credit Support	
Tranche	A9		Orig	Curr	Effect Dt	Orig	9.41%
Type	SEN_SPR_FIX	S&P	AAA	CCC	6/4/09	Current	7.94%
Coupon	6.00	Mdy	Aaa	B3/*-	1/14/10	CreditSupp. Group:	COLLAT
Orig	113,437,000	Fitch	NA				
Current	85,134,198					Tranche Group:	COLLAT
CurrFactor	0.750498						

Realized Cashflows-to-Date

Current Face	8,104,924	# of Payments	28
Principal	1,963,582	% Paiddown	19.50%
Coupon	1,262,357	% Writedown	0.00%
AllCashflow	3,225,939	$ Writedown	(0)

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	751,737,398	Orig # Assets	3482
Curr Collat	516,288,025	Curr # Assets	2488
Factor	0.6868		
MasterServicer	Countrywide Home Loans Servicing		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0		
All Collat Loss-to-Date(%orig)		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		
All Collateral Forward Projections	Default ($mm)	0.0	NA	32.4	62.9	118.5	167.7	211.3	250.0	284.5	32.4	284.5
	Loss ($mm)	0.0	NA	11.4	22.0	41.5	58.7	74.0	87.5	99.6	11.4	99.6
	Default (%curr)	0.00%	NA	4.65%	9.02%	16.98%	24.03%	30.27%	35.82%	40.76%	4.65%	40.76%
	Loss (%curr)	0.00%	NA	1.63%	3.16%	5.94%	8.41%	10.60%	12.54%	14.27%	1.63%	14.27%
	Severity		NA	35.05%	35.03%	34.98%	35.00%	35.02%	35.01%	35.01%	35.05%	35.01%
All Collateral Life Total	Loss ($mm)	0.0	NA	11.4	22.0	41.5	58.7	74.0	87.5	99.6	11.4	0.4
	Loss (%orig)	**0.00%**	**NA**	**1.51%**	**2.93%**	**5.52%**	**7.81%**	**9.84%**	**11.64%**	**13.25%**	**1.51%**	**35.01%**
Tranche Life Totals	Life Yield	6.60	NA	6.62	6.65	6.58	6.57	6.46	6.28	6.07	6.62	6.07
	WAL	10.87	NA	10.37	9.80	12.52	10.19	8.89	8.04	7.43	10.37	7.43
	Coupon CF	6,525,493	NA	6,224,863	5,884,408	7,526,902	6,114,547	5,333,853	4,821,385	4,448,104	6,224,863	4,448,104
	Principal CF	10,068,506	NA	10,068,506	10,068,506	10,035,152	9,881,873	9,710,523	9,546,650	9,393,217	10,068,506	9,393,217
	PrinNotRec CF	-	NA	0	0	33,355	186,633	357,983	521,856	675,289	0	675,289
	%Face Not Rec	0.0%	NA	0.0%	0.0%	0.3%	1.9%	3.6%	5.2%	6.7%	0.0%	6.7%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis

CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	751.7	516.3	6.43	38.0	62.0	713	207,511	0.00%	320.0	320.0
COLLAT	751.7	516.3	6.43	38.0	62.0	713	207,511	0.00%	320.0	320.0
COLLAT	751.7	516.3	6.43	38.0	62.0	713	207,511	0.00%	320.0	320.0

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	9.96	10.68	10.68	11.13	10.51	5.93	5.07	4.03	5.61	2.23%	16.79
COLLAT	9.96	10.68	10.68	11.13	10.51	5.93	5.07	4.03	5.61	2.23%	16.79
COLLAT	9.96	10.68	10.68	11.13	10.51	5.93	5.07	4.03	5.61	2.23%	16.79

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	4.10	2.37	10.93	6.07	1.33	20.7	18.33	1.84	No	No	No
COLLAT	4.10	2.37	10.93	6.07	1.33	20.70	18.33	1.84	No	No	No
COLLAT	4.10	2.37	10.93	6.07	1.33	20.70	18.33	1.84	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
Liq@6cpr	17.81%	76.0	30.2%	128.9	59.0%
Stress1@6cpr	24.85%	106.0	41.4%	176.6	60.0%
LiqDef125@6cpr	22.23%	94.8	37.7%	160.8	59.0%
Liq@8cpr	17.56%	74.9	29.8%	127.0	59.0%
Stress1@8cpr	23.50%	100.2	39.2%	166.9	60.0%
LiqDef125@8cpr	21.90%	93.4	37.2%	158.4	59.0%
Liq@15cpr	16.70%	71.2	28.3%	120.8	59.0%
Stress1@15cpr	19.64%	83.8	32.7%	139.4	60.1%
LiqDef125@15c	20.77%	88.6	35.2%	150.3	59.0%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.00%	0.00
PostPurchase	2.23%	16.79

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
Liq@6cpr	17.5%	131.4
Stress1@6cpr	21.5%	161.4
LiqDef125@6cpr	20.0%	150.2
Liq@8cpr	17.3%	130.3
Stress1@8cpr	20.7%	155.6
LiqDef125@8cpr	19.8%	148.8
Liq@15cpr	16.8%	126.6
Stress1@15cpr	18.5%	139.2
LiqDef125@15c	19.1%	144.0

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	751.7	11.76%	88.4
Intex OBal	751.7		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	NA	NA

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis — CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	*Liq*	4.32	4.22	3.93
	Stress1	3.60	3.58	3.59
	LiqDef125	3.72	3.58	3.21
% of Purch. Face Received	*Liq*	62.0%	62.1%	62.5%
	Stress1	58.3%	59.0%	61.0%
	LiqDef125	59.7%	59.9%	60.4%
% of Orig Investment Received	*Liq*	64.7%	64.9%	65.3%
	Stress1	60.9%	61.7%	63.7%
	LiqDef125	62.3%	62.5%	63.1%
purchase px	$ 95.75			

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*Liq*	17.82%	17.57%	16.71%
	Stress1	24.86%	23.50%	19.64%
	LiqDef125	22.24%	21.91%	20.78%
$ of Current Face Not Received CF	*Liq*	927,230	914,180	869,312
	Stress1	1,293,237	1,222,978	1,021,871
	LiqDef125	1,157,056	1,139,913	1,081,331
Est Book Px @ Life Yield	*Liq*	0.00	0.00	0.00
	Stress1	0.00	0.00	0.00
	LiqDef125	#N/A	#N/A	#N/A

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	*Trade Dt1*	*Trade Dt2*	*Trade Dt3*
Selected Scen.	Liq_15cpr	ppstress_7	*ZeroLoss*	*ppstress_7*	*ppstress_1*
Collateral Loss					
Life Total ($)	82,905,029	99,570,178	730	99,570,178	11,355,900
Life Total	11.03%	13.25%	0.00%	13.25%	1.51%
Tranche					
Life Yield	5.96	6.07	6.60	6.07	6.62
PrinReceived($)	9,522,486	9,393,217	10,068,506	9,393,217	10,068,506
(%)	94.6%	93.3%	100.0%	93.29%	100.0%
Total Cashflow	13,150,165	13,841,321	16,593,999	13,841,321	16,293,369

Fair Value Estimate

Liq_15cpr

Yield	Price
3.00	106.09
4.00	101.58
5.00	97.44
6.00	93.64
7.00	90.14
8.00	86.90
9.00	83.89
purchpx	95.75

Life Yield:
Current vs. Trade Date Expectation

Trade Dt
Current
5.90
5.95
6.00
6.05
6.10

% Life Principal Received:
Current vs. Trade Date Expectation

Trade Dt
Current
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201005	>201005
Principal Received	9,393,217	2,604,956	6,788,262
Principal Not Received	(675,289)	-	(675,289)
Coupon	4,448,104	1,244,413	3,203,691
Total Cashflows	13,841,321	3,849,368	9,991,953
Current: Liq_15cpr	**Total**	**<=201005**	**>201005**
Principal Received	9,522,486	1,963,582	7,558,903
Principal Not Received	(546,020)	0	(546,020)
Coupon	3,627,679	1,262,357	2,365,322
Total Cashflows	13,150,165	3,225,939	9,924,226
Difference	**Total**	**<=201005**	**>201005**
Principal Received	129,268	(641,373)	770,642
Principal Not Received	129,269	0	129,269
Coupon	(820,425)	17,944	(838,368)
Total Cashflows	(691,156)	(623,429)	(67,727)

Current Cashflow Expectation

2,000
1,500
1,000
500
-
(500)
(1,000)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison — CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

Used PLMBS analysis rather than this for CWALT OTTI

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:		ppstress_7		Current Expectation		Liq_15cpr		Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	9,393,217	(675,289)	4,448,104	13,841,321	9,522,486	(546,020)	3,627,679	13,150,165	129,268	129,269	(820,425)	(691,156)
<=201005	2,604,956	-	1,244,413	3,849,368	1,963,582	0	1,262,357	3,225,939	(641,373)	0	17,944	(623,429)
>201005	6,788,262	(675,289)	3,203,691	9,991,953	7,558,903	(546,020)	2,365,322	9,924,226	770,642	129,269	(838,368)	(67,727)
2008	894,853	-	532,710	1,427,563	733,727	0	529,232	1,262,959	(161,126)	0	(3,478)	(164,604)
2009	1,204,396	-	517,529	1,721,925	1,080,552	-	528,482	1,609,034	(123,844)	-	10,953	(112,891)
2010	1,095,077	-	445,804	1,540,881	970,418	-	477,548	1,447,966	(124,659)	-	31,744	(92,916)
2011	818,896	-	389,373	1,208,269	1,442,366	(487,409)	370,851	1,813,218	623,470	(487,409)	(18,522)	604,949
2012	702,865	(58,374)	342,814	1,045,679	855,401	(33,301)	295,044	1,150,445	152,535	25,073	(47,770)	104,765
2013	579,381	(119,267)	297,666	877,047	708,571	(4,534)	247,711	956,282	129,190	114,733	(49,955)	79,235
2014	479,275	(88,114)	259,567	738,843	598,248	(3,789)	208,071	806,319	118,972	84,325	(51,496)	67,476
2015	405,712	(67,192)	228,276	633,988	504,856	(3,164)	174,612	679,468	99,144	64,029	(53,664)	45,480
2016	350,726	(53,165)	201,904	552,630	425,930	(2,640)	146,384	572,314	75,204	50,526	(55,520)	19,684
2017	329,893	(43,636)	178,732	508,626	372,639	(2,192)	122,294	494,933	42,745	41,444	(56,438)	(13,693)
2018	301,116	(37,356)	157,155	458,270	316,986	(1,797)	101,279	418,265	15,870	35,559	(55,875)	(40,005)
2019	269,264	(32,256)	137,889	407,153	265,404	(1,469)	83,624	349,028	(3,860)	30,787	(54,265)	(58,125)
2020	241,473	(28,129)	120,698	362,171	221,974	(1,197)	68,851	290,826	(19,498)	26,931	(51,847)	(71,345)
2021	216,395	(24,403)	105,330	321,725	185,393	(973)	56,504	241,897	(31,002)	23,430	(48,826)	(79,828)
2022	194,913	(21,216)	91,578	286,491	155,053	(787)	46,190	201,244	(39,859)	20,429	(45,388)	(85,247)
2023	174,866	(18,359)	79,247	254,113	129,134	(632)	37,577	166,711	(45,732)	17,727	(41,670)	(87,402)
2024	156,577	(15,809)	68,238	224,815	107,274	(505)	30,414	137,688	(49,303)	15,304	(37,823)	(87,127)
2025	140,201	(13,534)	58,418	198,618	88,925	(401)	24,472	113,396	(51,276)	13,133	(33,946)	(85,222)
2026	125,455	(11,506)	49,664	175,119	73,547	(316)	19,551	93,098	(51,908)	11,189	(30,113)	(82,021)
2027	112,073	(9,700)	41,871	153,944	60,638	(247)	15,487	76,125	(51,435)	9,453	(26,384)	(77,819)
2028	100,080	(8,096)	34,946	135,026	49,863	(191)	12,142	62,005	(50,217)	7,905	(22,804)	(73,022)
2029	89,324	(6,672)	28,797	118,122	40,866	(146)	9,395	50,261	(48,459)	6,525	(19,402)	(67,861)
2030	79,666	(5,408)	23,344	103,010	33,346	(110)	7,149	40,495	(46,320)	5,298	(16,195)	(62,514)
2031	70,937	(4,289)	18,515	89,452	27,096	(81)	5,320	32,416	(43,841)	4,209	(13,195)	(57,036)
2032	63,061	(3,301)	14,250	77,311	21,876	(58)	3,838	25,715	(41,185)	3,244	(10,412)	(51,596)
2033	56,035	(2,430)	10,490	66,525	17,557	(39)	2,646	20,203	(38,478)	2,391	(7,844)	(46,322)
2034	49,690	(1,664)	7,181	56,871	13,965	(25)	1,692	15,657	(35,725)	1,639	(5,489)	(41,214)
2035	43,902	(992)	4,281	48,183	10,899	(14)	940	11,839	(33,003)	978	(3,341)	(36,345)
>2035	47,116	(422)	1,836	48,951	9,984	(6)	376	10,359	(37,132)	416	(1,460)	(38,592)

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Pre-purchase Analysis (12/26/07) — CWALT 2007-8CB A9

Select Cusip: 02150FAJ9 CWALT 2007-8CB A9 — 201005

only change cells with blue underlined text

Original Transaction Data

Trade Dt	12/26/07	PurchPx	95.75	w/acc 95.77	
Settle Dt	1/2/08	Yield@6cpr	6.60		
Orig	10,799,400	WAL@6cpr	10.87		
Current	10,068,506	Mod Dur	7.45		
Factor	0.9323	@purch		Tsy	Swap
Orig Invest	9,640,595	Yield		4.09	4.78

Current Tranche Information *(source: Intex)*

			Ratings			Credit Support	
Tranche	A9		Orig	Curr	Effect Dt	Orig	9.41%
Type	SEN_SPR_FIX	S&P	AAA	CCC	6/4/09	Current	7.94%
Coupon	6.00	Mdy	Aaa	B3/*-	1/14/10	CreditSupp. Group:	COLLAT
Orig	113,437,000	Fitch	NA				
Current	85,134,198					Tranche Group:	COLLAT
CurrFactor	0.750498						

Realized Cashflows-to-Date

Current Face	8,104,924	# of Payments	28
Principal	1,963,582	% Paiddown	19.50%
Coupon	1,262,357	% Writedown	0.00%
AllCashflow	3,225,939	$ Writedown	(0)

Deal Information *(source: Intex)*

Deal Type	RMBS	Collat Type	ALT_A
Orig Collat	751,737,398	Orig # Assets	3482
Curr Collat	516,288,025	Curr # Assets	2488
Factor	0.6868		
MasterServicer	Countrywide Home Loans Servicing		
AllCollat Groups	PREM,DISC		

Trade Date Expectation Analysis *(select expected loss scenarios as of trade date in blue)*

Trade Date Scenario[1]		ZeroLoss	AgcyCMO	ppstress_1	ppstress_2	ppstress_3	ppstress_4	ppstress_5	ppstress_6	ppstress_7	MinLoss ppstress_1	MaxLoss ppstress_7
All Collat Loss-to-Date ($mm)		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0		
All Collat Loss-to-Date(%orig)		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		
All Collateral Forward Projections	Default ($mm)	0.0	NA	32.4	62.9	118.5	167.7	211.3	250.0	284.5	32.4	284.5
	Loss ($mm)	0.0	NA	11.4	22.0	41.5	58.7	74.0	87.5	99.6	11.4	99.6
	Default (%curr)	0.00%	NA	4.65%	9.02%	16.98%	24.03%	30.27%	35.82%	40.76%	4.65%	40.76%
	Loss (%curr)	0.00%	NA	1.63%	3.16%	5.94%	8.41%	10.60%	12.54%	14.27%	1.63%	14.27%
	Severity		NA	35.05%	35.03%	34.98%	35.00%	35.02%	35.01%	35.01%	35.05%	35.01%
All Collateral Life Total	Loss ($mm)	0.0	NA	11.4	22.0	41.5	58.7	74.0	87.5	99.6	11.4	0.4
	Loss (%orig)	**0.00%**	**NA**	**1.51%**	**2.93%**	**5.52%**	**7.81%**	**9.84%**	**11.64%**	**13.25%**	**1.51%**	**35.01%**
Tranche Life Totals	Life Yield	6.60	NA	6.62	6.65	6.58	6.57	6.46	6.28	6.07	6.62	6.07
	WAL	10.87	NA	10.37	9.80	12.52	10.19	8.89	8.04	7.43	10.37	7.43
	Coupon CF	6,525,493	NA	6,224,863	5,884,408	7,526,902	6,114,547	5,333,853	4,821,385	4,448,104	6,224,863	4,448,104
	Principal CF	10,068,506	NA	10,068,506	10,068,506	10,035,152	9,881,873	9,710,523	9,546,650	9,393,217	10,068,506	9,393,217
	PrinNotRec CF	-	NA	0	0	33,355	186,633	357,983	521,856	675,289	0	675,289
	%Face Not Rec	0.0%	NA	0.0%	0.0%	0.3%	1.9%	3.6%	5.2%	6.7%	0.0%	6.7%

[1] *note % current is the deal's collateral balance as of trade date*

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Collateral Detail & Analysis — CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

Collateral Group Data *(source: Intex)* *as of last known remit*

tranche group: COLLAT credit support group: COLLAT

Group Name	Orig (mm)	Current (mm)	WAC	WALA	LTV	FICO	LoanSize	Percent ARM	WAM	wavgAmort
All Collat	751.7	516.3	6.43	38.0	62.0	713	207,511	0.00%	320.0	320.0
COLLAT	751.7	516.3	6.43	38.0	62.0	713	207,511	0.00%	320.0	320.0
COLLAT	751.7	516.3	6.43	38.0	62.0	713	207,511	0.00%	320.0	320.0

Group Name	1m CPR	3m CPR	6m CPR	12m CPR	Life CPR	1m CRR	3m CRR	1m CDR	3m CDR	CumLoss(%)	CumLoss $
All Collat	9.96	10.68	10.68	11.13	10.51	5.93	5.07	4.03	5.61	2.23%	16.79
COLLAT	9.96	10.68	10.68	11.13	10.51	5.93	5.07	4.03	5.61	2.23%	16.79
COLLAT	9.96	10.68	10.68	11.13	10.51	5.93	5.07	4.03	5.61	2.23%	16.79

Group Name	Del 30-59	Del 60-89	Del 90+	Fore	Reo	Total 60+	Total 90+	Bank.	Bk in Del?	Bk in Fore?	Bk in Reo?
All Collat	4.10	2.37	10.93	6.07	1.33	20.7	18.33	1.84	No	No	No
COLLAT	4.10	2.37	10.93	6.07	1.33	20.70	18.33	1.84	No	No	No
COLLAT	4.10	2.37	10.93	6.07	1.33	20.70	18.33	1.84	No	No	No

Note: delinquency data typically varies slightly amongst various data providers, eg. Bloomberg, Intex, Loan Performance

All Collateral HPA Scenario Analysis ($ in mm) *fwd remit month*

Forward Proj.	% Loss	$ Loss	%Default	$Default	% Severity
Liq@6cpr	17.81%	76.0	30.2%	128.9	59.0%
Stress1@6cpr	24.85%	106.0	41.4%	176.6	60.0%
LiqDef125@6cpr	22.23%	94.8	37.7%	160.8	59.0%
Liq@8cpr	17.56%	74.9	29.8%	127.0	59.0%
Stress1@8cpr	23.50%	100.2	39.2%	166.9	60.0%
LiqDef125@8cpr	21.90%	93.4	37.2%	158.4	59.0%
Liq@15cpr	16.70%	71.2	28.3%	120.8	59.0%
Stress1@15cpr	19.64%	83.8	32.7%	139.4	60.1%
LiqDef125@15cp	20.77%	88.6	35.2%	150.3	59.0%

Actual-to-date	% Loss	$ Loss
PrePurchase	0.00%	0.00
PostPurchase	2.23%	16.79

note: PostPurchase actuals are through
Any known collateral losses after this remit month are included as part of Forward Proj.

Life Totals	%Loss (%orig)	$Loss (mm)
Liq@6cpr	17.5%	131.4
Stress1@6cpr	21.5%	161.4
LiqDef125@6cpr	20.0%	150.2
Liq@8cpr	17.3%	130.3
Stress1@8cpr	20.7%	155.6
LiqDef125@8cpr	19.8%	148.8
Liq@15cpr	16.8%	126.6
Stress1@15cpr	18.5%	139.2
LiqDef125@15cp	19.1%	144.0

note: collateral analysis is run based off of loan-level data from a proprietary source

Other Third Party Estimates

	OrigBal($mm)	% Loss	Loss($mm)
S&P Life	751.7	11.76%	88.4
Intex OBal	751.7		

note: S&P publishes lifetime losses (in % orig).
www.spviews.com > ratings actions - asset class > RMBS > October 2008 > Projected Loss Articles

	Fwd (% curr)	Life (% orig)
Fitch Loss	NA	NA

note: Fitch publishes both forward & lifetime losses for Fitch subscribers

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Tranche Analysis — CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

only change cells with blue underlined text

Tranche Analysis Summary

Lifetime Total Cashflow Analysis (Actual & Forward Projected CF)

Metric	Scenario	6cpr	8cpr	15cpr
Life Yield *(based on purch. px)*	*Liq*	4.32	4.22	3.93
	Stress1	3.60	3.58	3.59
	LiqDef125	3.72	3.58	3.21
% of Purch. Face Received	*Liq*	62.0%	62.1%	62.5%
	Stress1	58.3%	59.0%	61.0%
	LiqDef125	59.7%	59.9%	60.4%
% of Orig Investment Received	*Liq*	64.7%	64.9%	65.3%
	Stress1	60.9%	61.7%	63.7%
	LiqDef125	62.3%	62.5%	63.1%

purchase px $ *95.75*

Forward Cashflow Analysis

Metric	Scenario	6cpr	8cpr	15cpr
% of Current Face Not Received	*Liq*	17.82%	17.57%	16.71%
	Stress1	24.86%	23.50%	19.64%
	LiqDef125	22.24%	21.91%	20.78%
$ of Current Face Not Received CF	*Liq*	927,230	914,180	869,312
	Stress1	1,293,237	1,222,978	1,021,871
	LiqDef125	1,157,056	1,139,913	1,081,331
Est Book Px @ Life Yield	*Liq*	0.00	0.00	0.00
	Stress1	0.00	0.00	0.00
	LiqDef125	#N/A	#N/A	#N/A

Life Expected Cashflows: Current vs. Trade Date Comparison *(select scenarios in blue)*

Expected:	Current	Trade Dt	*Trade Dt1*	*Trade Dt2*	*Trade Dt3*
Selected Scen.	Liq_8cpr	ppstress_7	ZeroLoss	ppstress_7	ppstress_1
Collateral Loss					
Life Total ($)	86,679,337	99,570,178	730	99,570,178	11,355,900
Life Total	11.53%	13.25%	0.00%	13.25%	1.51%
Tranche					
Life Yield	5.92	6.07	6.60	6.07	6.62
PrinReceived($)	9,472,679	9,393,217	10,068,506	9,393,217	10,068,506
(%)	94.1%	93.3%	100.0%	93.29%	100.0%
Total Cashflow	14,364,268	13,841,321	16,593,999	13,841,321	16,293,369

Fair Value Estimate	
Liq_8cpr	
Yield	Price
3.00	111.34
4.00	104.61
5.00	98.63
6.00	93.28
7.00	88.48
8.00	84.16
9.00	80.26
purchpx	95.75

Life Yield:
Current vs. Trade Date Expectation

Trade Dt
Current
5.80
5.85
5.90
5.95
6.00
6.05
6.10

% Life Principal Received:
Current vs. Trade Date Expectation

Trade Dt
Current
85.0%
90.0%
95.0%
100.0%

Tranche Cashflow: Purchase vs. Current Expectation

Trade Dt: ppstress_7	Total	<=201005	>201005
Principal Received	9,393,217	2,604,956	6,788,262
Principal Not Received	(675,289)	-	(675,289)
Coupon	4,448,104	1,244,413	3,203,691
Total Cashflows	13,841,321	3,849,368	9,991,953
Current: Liq_8cpr	**Total**	**<=201005**	**>201005**
Principal Received	9,472,679	1,963,582	7,509,097
Principal Not Received	(595,827)	0	(595,827)
Coupon	4,891,589	1,262,357	3,629,232
Total Cashflows	14,364,268	3,225,939	11,138,329
Difference	**Total**	**<=201005**	**>201005**
Principal Received	79,462	(641,373)	720,835
Principal Not Received	79,462	0	79,462
Coupon	443,485	17,944	425,541
Total Cashflows	522,947	(623,429)	1,146,376

Current Cashflow Expectation

2,000
1,500
1,000
500
-
(500)
(1,000)
Thousands
CurrExp: Coupon
Curr Exp: PrinNotRec
CurrExp: PrinRec
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2035

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Detailed Cashflow Comparison

CWALT 2007-8CB A9

Cusip: 02150FAJ9 CWALT 2007-8CB A9

Tranche Lifetime Cashflow Detail

Year	Expectation @ Trade Date:		ppstress_7		Current Expectation		Liq_8cpr		Difference			
	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total	Prin. Rec	Prin Not Rec	Coupon	Total
Total	9,393,217	(675,289)	4,448,104	13,841,321	9,472,679	(595,827)	4,891,589	14,364,268	79,462	79,462	443,485	522,947
<=201005	2,604,956	-	1,244,413	3,849,368	1,963,582	0	1,262,357	3,225,939	(641,373)	0	17,944	(623,429)
>201005	6,788,262	(675,289)	3,203,691	9,991,953	7,509,097	(595,827)	3,629,232	11,138,329	720,835	79,462	425,541	1,146,376
2008	894,853	-	532,710	1,427,563	733,727	0	529,232	1,262,959	(161,126)	0	(3,478)	(164,604)
2009	1,204,396	-	517,529	1,721,925	1,080,552	-	528,482	1,609,034	(123,844)	-	10,953	(112,891)
2010	1,095,077	-	445,804	1,540,881	828,787	-	478,483	1,307,270	(266,290)	-	32,679	(233,611)
2011	818,896	-	389,373	1,208,269	1,008,375	(504,560)	391,977	1,400,353	189,480	(504,560)	2,604	192,084
2012	702,865	(58,374)	342,814	1,045,679	541,761	(45,425)	337,071	878,832	(161,104)	12,949	(5,743)	(166,848)
2013	579,381	(119,267)	297,666	877,047	476,321	(5,601)	306,061	782,382	(103,060)	113,666	8,395	(94,665)
2014	479,275	(88,114)	259,567	738,843	437,174	(5,066)	278,253	715,427	(42,101)	83,048	18,686	(23,415)
2015	405,712	(67,192)	228,276	633,988	401,180	(4,579)	252,737	653,918	(4,532)	62,613	24,461	19,930
2016	350,726	(53,165)	201,904	552,630	368,269	(4,135)	229,327	597,596	17,543	49,030	27,423	44,966
2017	329,893	(43,636)	178,732	508,626	361,925	(3,716)	207,353	569,278	32,032	39,920	28,621	60,653
2018	301,116	(37,356)	157,155	458,270	339,674	(3,298)	185,858	525,532	38,558	34,058	28,704	67,262
2019	269,264	(32,256)	137,889	407,153	310,908	(2,917)	166,094	477,003	41,644	29,339	28,205	69,849
2020	241,473	(28,129)	120,698	362,171	284,546	(2,574)	148,011	432,556	43,073	25,555	27,313	70,386
2021	216,395	(24,403)	105,330	321,725	260,303	(2,263)	131,469	391,771	43,908	22,140	26,138	70,046
2022	194,913	(21,216)	91,578	286,491	239,196	(1,981)	116,319	355,515	44,284	19,235	24,741	69,024
2023	174,866	(18,359)	79,247	254,113	218,827	(1,722)	102,417	321,244	43,961	16,637	23,170	67,132
2024	156,577	(15,809)	68,238	224,815	199,880	(1,489)	89,719	289,599	43,303	14,319	21,481	64,784
2025	140,201	(13,534)	58,418	198,618	182,466	(1,280)	78,130	260,595	42,265	12,254	19,712	61,977
2026	125,455	(11,506)	49,664	175,119	166,491	(1,092)	67,556	234,048	41,037	10,413	17,893	58,929
2027	112,073	(9,700)	41,871	153,944	151,699	(924)	57,918	209,617	39,626	8,776	16,047	55,673
2028	100,080	(8,096)	34,946	135,026	138,198	(774)	49,143	187,340	38,117	7,322	14,197	52,314
2029	89,324	(6,672)	28,797	118,122	125,810	(640)	41,154	166,963	36,485	6,032	12,356	48,842
2030	79,666	(5,408)	23,344	103,010	114,361	(520)	33,890	148,252	34,695	4,888	10,547	45,242
2031	70,937	(4,289)	18,515	89,452	103,899	(414)	27,292	131,191	32,963	3,876	8,777	41,740
2032	63,061	(3,301)	14,250	77,311	94,150	(319)	21,307	115,457	31,089	2,982	7,057	38,147
2033	56,035	(2,430)	10,490	66,525	85,246	(236)	15,890	101,136	29,211	2,195	5,400	34,611
2034	49,690	(1,664)	7,181	56,871	76,933	(162)	10,995	87,928	27,243	1,502	3,813	31,056
2035	43,902	(992)	4,281	48,183	68,533	(97)	6,598	75,131	24,630	895	2,317	26,948
>2035	47,116	(422)	1,836	48,951	73,489	(42)	2,850	76,339	26,373	380	1,015	27,387

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

© Copyright 2010, Performance Trust Investment Advisors, LLC (which, along with its affiliates, is referred to as "Performance Trust"). All Rights Reserved. This material is for your internal use only and may not be disclosed to third parties. The research and other information provided herein has been prepared for informational purposes only and is not an offer or solicitation to purchase or sell securities. Performance Trust may make a market, or have a position in the securities discussed herein and may purchase or sell the same on a principal basis or as an agent. Investing involves risks, including the potential for principal loss. There is no guarantee that the strategies and services will be successful or outperform other strategies and services. Certain assumptions may have been made in connection with the analysis presented herein, and changes to the assumptions may have a material impact on the analysis or results. Past performance is no guarantee of future results. The investments discussed herein may be unsuitable for investors depending on their specific investment objectives and financial position. Investors should independently evaluate each investment discussed in the context of their own objectives, risk profile and circumstances. The information contained herein has been obtained from sources considered to be reliable, and is subject to change without notice. Performance Trust does not guarantee its accuracy, adequacy or completeness and is not responsible for any errors or omissions or for the results obtained from the use of such information. This material has been created upon request for a specific purpose and any use beyond the narrow purpose for which this material was created would likely change the presentation and response provided herein. The material presented herein is subject to change without notice.

© Copyright 2009, Performance Trust All Rights Reserved. Please see final page for further information regarding confidentiality, disclaimers and other qualifications.

Appendix D

PLMBS OTTI TOOL

Analysis Date 6/30/2010

Break Links

Cusip	02150FAJ9	02150FAJ9	02150FAJ9
Original Face	$10,799,400	$10,799,400	$10,799,400
Book Price	$94.68	$94.68	$94.68
Name	CWALT 2007-8CB A9	CWALT 2007-8CB A9	CWALT 2007-8CB A9
Current Face	$8,092,364	$8,092,364	$8,092,364
Coupon	6.000	6.000	6.000
60+ Delinquency %	21.03	21.03	21.03
Factor	0.749	0.749	0.749
CPR	5.59	5.59	5.59
(1) CDR*	12.6	12.6	12.6
(1) Months	24	24	24
Severity	45.00	50.00	58.12
Lag	0	0	0
* If no CDR speed, must use 0			
Average Life	9.24	9.33	9.51
Cumulative Default (Curr Face) %	21.11	21.11	21.10
Liquidation / 60+ Del %	100	100	100
Proj Bond Cum Loss (Orig) %	2.41	3.24	4.62
Proj Bond Cum Loss (Curr Face) %	3.22	4.32	6.17
Remaining Principal Not Received	$260,266	$349,901	$498,932
Remaining Principal Received	$7,832,098	$7,742,463	$7,593,432
Book Value	$7,661,771	$7,661,771	$7,661,771
Investment Not Received	$0	$0	$68,339
Purchase Yield	6.24	6.24	6.24
Price (PV at Purchase Yield)	$95.70	$94.67	$92.95
Total OTTI Required	**$0**	**($877)**	**($139,785)**
Projected Life Yield	6.37%	6.25%	6.05%
Cash Flow to Pricing Date	6.31%	6.31%	6.31%
Projected Forward Cash Flow	6.39%	6.21%	5.91%
rtg sp		CCC	CCC
rtg moody		B3/*-	B3/*-
rtg fitch			

Tot Prin Not Rec
($1,109,098)

Tot Inv Not Rec
($68,339)

Total OTTI Req
($140,662)

Original credit enhancement was 9.43% - so add 2.41% and total estimated life loss = 11.84% - in line with S&P estimate of 11.76%

Appendix E:

United Security Bank
CMO Analysis - Other than Temporary Impairment
Pursuant to Early Adoption of SFAS No. 115-2
June 30, 2010

Comparison of Cash Flows from 03/31/10 forward compared to Current Amortized Cost:
(Credit Loss at June 30, 2010)

Rate - current yield	7.08%	7.11%	6.34%
CPR used for current analysis (3 month avg)	11.40	8.00	8.00
Amortized Cost - 6/30/10	4,368,127	1,329,005	7,661,771
Difference - Credit Loss if negitive	**(280,473)**	**(87,468)**	**(89,233)**
Present value of cash flows - 2010 (1)	785,911	204,459	792,902
Present value of cash flows - beyond 2010 (1)	3,301,742	1,037,078	6,779,636
Total NPV	4,087,653	1,241,537	7,572,539

(1) 2010 has only 6 months remaining so NPV calcualtion has been modified to incorporate shortened time period.

	RALI A10 Total	RALI A1 Total	CWALT Total
2010	813,741	211,723	818,026
2010	0	0	0
2011	959,686	254,088	1,409,855
2012	534,301	147,820	987,209
2013	451,514	130,606	699,826
2014	395,741	119,449	657,678
2015	347,236	109,189	617,864
2016	306,983	102,426	580,585
2017	278,014	95,591	574,982
2018	243,897	86,906	547,979
2019	214,087	78,928	511,961
2020	188,002	71,609	477,984
2021	165,058	65,948	445,787
2022	144,981	58,512	416,615
2023	127,330	52,863	387,822
2024	111,829	47,676	360,417
2025	98,193	42,921	334,559
2026	86,158	38,494	310,164
2027	75,525	34,455	286,853
2028	66,096	30,797	264,890
2029	57,699	27,417	244,110
2030	50,253	24,353	224,469
2031	43,678	21,507	205,989
2032	37,783	18,939	188,181
2033	32,409	16,533	171,448
2034	27,592	14,153	155,332
2035	22,885	11,676	136,327
2036	15,637	4,591	148,235
	5,896,310	1,919,170	12,165,145